Filed Pursuant to Rule 424(b)(3)

Registration No. 333-203880

Community Financial Shares, Inc.	Wintrust Financial Corporation

PROXY STATEMENT OF COMMUNITY FINANCIAL SHARES, INC.

PROSPECTUS OF WINTRUST FINANCIAL CORPORATION

Merger and Conversion Proposals — Your Vote Is Important

DEAR COMMUNITY FINANCIAL SHARES, INC. STOCKHOLDERS:

You are cordially invited to attend a special meeting of stockholders of Community Financial Shares, Inc., a Maryland corporation, or CFS, which will be held on July 16, 2015, at 1:00 p.m., local time, at Community Bank-Wheaton/Glen Ellyn, 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

At the meeting, CFS stockholders will be asked to consider and vote upon certain proposals in connection with the agreement and plan of merger, dated as of March 2, 2015, among Wintrust Financial Corporation, an Illinois corporation, or Wintrust, Wintrust Merger Sub LLC,  a wholly-owned subsidiary of Wintrust, or Merger Co., and CFS, which we refer to as the merger agreement, that provides for Wintrust’s acquisition of CFS.  CFS is the parent company of Community Bank—Wheaton/Glen Ellyn, an Illinois state chartered federally insured commercial bank, which we refer to as the Bank.  The acquisition will be effected through the merger of CFS with and into Merger Co.  In addition, the merger agreement provides that the articles supplementary to the articles of incorporation for each series of preferred stock of CFS will be amended prior to the closing to provide for, among other things, the automatic conversion of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to the effective time of the merger, which we refer to as the preferred stock conversion.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of CFS preferred stock with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the CFS preferred stock and (ii) providing for the extinguishment of the outstanding CFS preferred stock immediately prior to the effective time of the merger.

The aggregate merger consideration paid by Wintrust to CFS stockholders (including holders of CFS preferred stock converted into CFS common stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) is expected to be approximately $42,375,000, subject to possible downward adjustment as described below.  Assuming that the reference price as described below is between $42.50 and $52.50, approximately 50% of the aggregate merger consideration will be paid in shares of Wintrust common stock, no par value per share, and approximately 50% will be paid in cash.

The exchange ratio used to determine the number of shares of Wintrust common stock that you will be entitled to receive for each share of CFS common stock, par value $0.01 per share, you own will be determined based on the average, calculated for the 10 trading day period ending on the second trading day prior to completion of the merger, of the volume-weighted average price of a share of Wintrust common stock for each trading day during such period, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for Wintrust, which we refer to as the reference price, subject to a minimum and maximum reference price equal to $42.50 and $52.50, respectively.  The merger consideration may be adjusted downward (i) if the balance sheet delivered to Wintrust by CFS as of the closing date of the merger reflects that CFS stockholders’ equity, as determined pursuant to the merger agreement, is less than $28,250,000 as of the closing date of the merger or (ii) under certain circumstances, if CFS fails to or elects not to cure certain defects or objections materially affecting the marketability of title to real property following notice of such defects or objections to CFS by Wintrust or to obtain certain title endorsements to title policies reasonably required by Wintrust.

The merger consideration is subject to downward adjustment as described in this proxy statement/prospectus, and the exchange ratio will not be determined until after the date of the special meeting.  Therefore, at the time of the special meeting, you will not know the precise value of the merger consideration you may receive on the date the merger is completed.

Assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock and 191,246 shares of CFS preferred stock remain unchanged at the closing, based on a reference price of $50.34, which is equal to the reference price if it were calculated as of May 27, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a holder of CFS common stock (including holders of CFS preferred stock converted into CFS common stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be entitled to receive for each share of CFS common stock would be $0.71 in cash and 0.014 shares of Wintrust common stock.  In each case assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock and 191,246 shares of CFS preferred stock remain unchanged at the closing, if the reference price were equal to the minimum of $42.50, each share of CFS common stock (including shares of CFS common stock issuable upon conversion of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be converted into the right to receive $0.71 in cash and 0.017 shares of Wintrust common stock, and if the reference price were equal to the maximum of $52.50, each share of CFS common stock (including shares of CFS common stock issuable upon conversion of the CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be converted into the right to receive $0.71 in cash and 0.013 shares of Wintrust common stock.  Assuming no adjustment to the merger consideration and assuming that the reference price is between $42.50 and $52.50, we estimate that Wintrust may issue up to 498,530 shares of Wintrust common stock to CFS stockholders as contemplated by the merger agreement.

Wintrust common stock is traded on the NASDAQ Global Select Market, under the symbol “WTFC.”  The closing price of Wintrust common stock on May 27, 2015 was $50.47 per share.  CFS’s common stock is traded on the over-the-counter market and is quoted on the OTCQB under the symbol “CFIS.”  The closing price of CFS common stock on May 27, 2015 was $1.39 per share.

The merger cannot be completed unless CFS stockholders approve the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.  Your board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that you vote “FOR” the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement at the special meeting.  Your board of directors also unanimously recommends that you vote “FOR” the proposals to approve amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion, “FOR” the proposal to approve merger-related compensation arrangements with CFS’s named executive officers and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.

Additional information regarding the merger, the merger agreement, the preferred stock conversion, CFS and Wintrust is set forth in the attached proxy statement/prospectus.  This document also serves as the prospectus for up to 498,530 shares of Wintrust common stock that may be issued by Wintrust in connection with the merger.  We urge you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 27.

Sincerely,

/s/ Donald H. Wilson
Donald H. Wilson
President and Chief Executive Officer
Community Financial Shares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated May 29, 2015, and is first being mailed to CFS stockholders on or about June 5, 2015.

REFERENCES TO ADDITIONAL INFORMATION

As permitted by the rules of the Securities and Exchange Commission, which we refer to as the SEC, this proxy statement/prospectus incorporates important business and financial information about Wintrust from other documents that are not included in or delivered with this proxy statement/prospectus.  These documents are available to you without charge upon your written or oral request.  You can obtain documents incorporated by reference in this proxy statement/prospectus through the SEC’s website at www.sec.gov or by requesting them in writing or by telephone at the following address and telephone number:

Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018
Attention:  Lisa J. Pattis
Executive Vice President, General Counsel and Corporate Secretary
(847) 939-9000

In order to ensure timely delivery of these documents, you should make your request by July 6, 2015 to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page 177.

COMMUNITY FINANCIAL SHARES, INC.

357 Roosevelt Road
Glen Ellyn, Illinois 60137

Notice of Special Meeting of Stockholders

Date:	July 16, 2015

Time:	1.00 p.m., local time

Place:	Community Bank-Wheaton/Glen Ellyn, 357 Roosevelt Road, Glen Ellyn, Illinois 60137

TO COMMUNITY FINANCIAL SHARES, INC. STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that Community Financial Shares, Inc., a Maryland corporation, or CFS, will hold a special meeting of stockholders on July 16, 2015 at 1:00 p.m., local time, at Community Bank-Wheaton/Glen Ellyn, 357 Roosevelt Road, Glen Ellyn, Illinois 60137.  The purpose of the meeting is to consider and vote on the following matters:

•                  a proposal to approve the agreement and plan of merger, dated as of March 2, 2015, among Wintrust Financial Corporation, an Illinois corporation, or Wintrust, Wintrust Merger Sub LLC, a wholly-owned subsidiary of Wintrust, or Merger Co., and CFS, which we refer to as the merger agreement, the merger of CFS with and into Merger Co. contemplated by the merger agreement and the other transactions contemplated by the merger agreement.  A copy of the merger agreement is included as Annex A to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Convertible Noncumulative Perpetual Preferred Stock, or Series C Preferred Shares, providing for, among other amendments, the automatic conversion of each Series C Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger.  The purpose of the conversion is to facilitate the proposed merger transaction by (i) providing holders of Series C Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series C Preferred Shares and (ii) providing for the extinguishment of the outstanding Series C Preferred Shares immediately prior to the effective time of the merger.  A copy of the amended and restated articles supplementary reflecting the amendments is included as Annex B to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve amendments to the articles supplementary to the articles of incorporation of CFS for the Series D Convertible Noncumulative Perpetual Preferred Stock, or Series D Preferred Shares, providing for, among other amendments, the automatic conversion of each Series D Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of the Series D Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series D Preferred Shares and (ii) providing for the extinguishment of the outstanding Series D Preferred Shares immediately prior to the effective time of the merger.  A copy of the amended and restated articles supplementary reflecting the amendments is included as Annex C to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve amendments to the articles supplementary to the articles of incorporation of CFS for the Series E Convertible Noncumulative Perpetual Preferred Stock, or Series E Preferred Shares, providing for, among other amendments, the automatic conversion of each Series E Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of Series E Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series E Preferred Shares and (ii) providing for the extinguishment of the outstanding Series E Preferred Shares immediately prior to the effective time of the merger.  A copy of the amended and restated articles supplementary reflecting the amendments is included as Annex D to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers; and

•                  a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.

Holders of record of CFS common stock, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares at the close of business on May 27, 2015, which we refer to as the record date, are entitled to receive this notice and to vote on one or more of these proposals at the special meeting and any postponements or adjournments thereof.

Approval of the merger requires the affirmative vote at the special meeting of (i) two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, which we refer to as the outstanding voting securities, and (ii) a majority of the outstanding shares of each of (A) the Series C Preferred Shares, (B) the Series D Preferred Shares and (C) the Series E Preferred Shares.

Approval of the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion for the Series C Preferred Shares requires the affirmative vote of (i) two-thirds of the outstanding voting securities, (ii) a majority of the outstanding shares of CFS common stock and (iii) a majority of the outstanding Series C Preferred Shares. Approval of the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion for the Series D Preferred Shares requires the affirmative vote of (i) two-thirds of the outstanding voting securities and (ii) a majority of the outstanding Series D Preferred Shares.  Approval of the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion for the Series E Preferred Shares requires the affirmative vote of (i) two-thirds of the outstanding voting securities and (ii) a majority of the outstanding Series E Preferred Shares.

Approval of the proposals to approve merger-related compensation arrangements for CFS’s named executive officers and to adjourn the special meeting, if necessary or appropriate, requires, in each case, a majority of all the votes cast by the outstanding voting securities at the special meeting if a quorum is present.  In the absence of a quorum, a majority of the outstanding voting securities present, in person or by proxy, at the special meeting may adjourn the special meeting.

The board of directors of CFS unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.  Your board of directors also unanimously recommends that you vote “FOR” the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion, “FOR” the proposal to approve merger-related compensation arrangements with CFS’s named executive officers and “FOR” proposal to adjourn the special meeting to permit further solicitation of proxies in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.

Your vote is important.  To ensure that your shares are voted at the special meeting, please promptly vote via Internet or telephone, or complete, sign and return the proxy form in the enclosed prepaid envelope, whether or not you plan to attend the meeting in person.  Stockholders who attend the special meeting may revoke their proxies and vote in person, if they so desire.

Glen Ellyn, Illinois
May 29, 2015

By Order of the Board of Directors

/s/ Christopher P. Barton
Christopher P. Barton
Corporate Secretary

i

The amendments	112
Effect of the amendments	112
Description of CFS preferred stock	113
CFS stockholder appraisal rights	116

BUSINESS OF CFS	117

General	117
Market area	117
Regulatory matters	117
Other recent developments	118
Competition	121
Lending activities	121
Loan maturities and sensitivities of loans to changes in interest rates	122
Loan concentration	123
Provision for loan losses	124
Allocation of the allowance for loan losses	125
Investment securities	126
Deposits	127
Personnel	128

REGULATION AND SUPERVISION	128

Regulation of CFS	129
Regulation of the Bank	130
Capital requirements	131
Monetary policy and economic conditions	132
Consumer protection laws	132
Federal taxation	133
State taxation	133

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CFS	134

Critical accounting policies	134
Accounting matters	135
Analysis of net interest income for the three months ended March 31, 2015 and 2014	136
Analysis of net interest income for the year ended December 31, 2014	140
Comparison of financial condition for the years ended December 31, 2014 and December 31, 2013	141
Comparison of operating results for the years ended December 31, 2014 and December 31, 2013	143
Asset/liability management	146
Liquidity	146
Off-balance sheet arrangements	147
Quantitative and qualitative disclosures about market risk	147

FINANCIAL FORECASTS OF CFS	148

CFS summary unaudited prospective financial information	148
2014 Budget Summary	149

SELECTED HISTORICAL FINANCIAL DATA OF CFS	150

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CFS	151

Security ownership of certain beneficial owners	151
Security ownership of management	154

COMPARISON OF RIGHTS OF WINTRUST SHAREHOLDERS AND CFS STOCKHOLDERS	155

General	155
Certain anti-takeover effects of Wintrust’s articles and by-laws and Illinois law and federal law	169
Certain anti-takeover effects of CFS’s articles and by-laws and Maryland law and federal law	170

DESCRIPTION OF WINTRUST CAPITAL STOCK	173

Authorized capital stock	173
Wintrust common stock	173
Wintrust series A preferred stock	173
Wintrust series C preferred stock	174
Preferred stock	175
Exchange agent and registrar	175

LEGAL MATTERS	176

EXPERTS	176

SHAREHOLDER PROPOSALS	176

WHERE YOU CAN FIND MORE INFORMATION	177

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	177

Index to Consolidated Financial Statements of CFS	F-1

Annex A: Agreement and Plan of Merger	A-1

Annex B: Form of Amended and Restated Articles Supplementary to the Articles of Incorporation of CFS for Series C Convertible Noncumulative Perpetual Preferred Stock	B-1

Annex C: Form of Amended and Restated Articles Supplementary to the Articles of Incorporation of CFS for Series D Convertible Noncumulative Perpetual Preferred Stock	C-1

Annex D: Form of Amended and Restated Articles Supplementary to the Articles of Incorporation of CFS for Series E Convertible Noncumulative Perpetual Preferred Stock	D-1

Annex E: Dissenters’ Rights Statute — Maryland General Corporation Law	E-1

Annex F: Opinion of D.A. Davidson	F-1

Annex G: Form of Voting Agreement	G-1

QUESTIONS AND ANSWERS ABOUT THE MERGER AGREEMENT, THE MERGER, THE  PREFERRED STOCK CONVERSION AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT

Q:                                  What am I being asked to vote on?  What is the proposed transaction?

A:                                   Holders of CFS preferred stock and CFS common stock are being asked to vote on the approval of the merger agreement, dated as of March 2, 2015, among Wintrust Financial Corporation, or Wintrust, Wintrust Merger Sub LLC, or Merger Co., which is a wholly owned subsidiary of Wintrust, and Community Financial Shares, Inc., or CFS, which provides for the acquisition of CFS by Wintrust through the merger of CFS with and into Merger Co., which we refer to as the merger.  Upon completion of the merger, all shares of CFS common stock (including shares of  CFS common stock issuable upon conversion of the CFS preferred stock outstanding immediately prior to the effective time of the merger as described below) will be cancelled, and holders of CFS common stock will become shareholders of Wintrust.

Holders of CFS common stock and CFS preferred stock are also being asked to approve amendments to the articles supplementary to the articles of incorporation for each series of CFS preferred stock which provide for the conversion of CFS preferred stock into shares of CFS common stock immediately prior to the effective time of the merger, which we refer to as the preferred stock conversion.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of CFS preferred stock with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of CFS preferred stock and (ii) providing for the extinguishment of the outstanding CFS preferred stock immediately prior to the effective time of the merger.

Holders of CFS common stock and Series C Preferred Shares are also being asked to vote on a proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers and a proposal to adjourn the special meeting, if necessary or appropriate.

Q:                                  What will CFS stockholders be entitled to receive in the merger?

A:                                   If the merger is completed, the shares of CFS common stock that you own immediately before the completion of the merger (including shares of CFS common stock issuable upon conversion of the CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) will be converted into the right to receive cash and shares of Wintrust common stock (in each case subject to possible adjustment).  The aggregate merger consideration paid by Wintrust to CFS stockholders is intended to be approximately $42,375,000, subject to possible downward adjustment as described below.  The parties intend for approximately 50% of the aggregate merger consideration to be paid in shares of Wintrust common stock and approximately 50% to be paid in cash.

For each of your shares of CFS common stock, you will receive the per share merger consideration to be calculated as set forth in the merger agreement.  The exchange ratio used to determine the number of shares of Wintrust common stock that you will be entitled to receive for each share of CFS common stock you own will be determined based on the average, calculated for the 10 day trading period ending on the second trading day prior to completion of the merger, of the volume-weighted average price of a share of Wintrust common stock for each trading day during such period, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for Wintrust, which we refer to as the reference price, subject to a minimum and maximum reference price equal to $42.50 and $52.50, respectively.  Assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock, 119,829 shares of Series C Convertible Noncumulative Perpetual Preferred Stock, or Series C Preferred Shares, 65,427 shares of Series D Convertible Noncumulative Perpetual Preferred Stock, or Series D Preferred Shares, and 5,990 shares of Series E Convertible Noncumulative Perpetual Preferred Stock, or Series E Preferred Shares, remain unchanged at the closing date, and assuming the conversion of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to completion of the merger pursuant to the preferred stock conversion, based on a reference price of $50.34, which is equal to the reference price if it were calculated as of May 27, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a holder of CFS common stock (including holders of the shares of CFS preferred stock converted into shares of CFS common stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be entitled to receive for each share of CFS common stock would be $0.71 in cash and 0.014 shares of Wintrust common stock.  In each case assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock, 119,829 shares of Series C Preferred Shares, 65,427 shares of Series D Preferred Shares and 5,990 shares of Series E Preferred Shares (sometimes referred to in this proxy statement/prospectus collectively as CFS preferred stock) remain unchanged at the closing, and assuming the conversion of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to the completion of the merger pursuant to the preferred stock conversion, if the reference price were equal to the minimum of $42.50, each share of CFS common stock (including shares of CFS common stock issuable upon conversion of shares of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be converted into the right to receive $0.71 in cash and 0.017 shares of Wintrust common stock, and if the reference price were equal to the maximum of $52.50, each share of CFS common stock (including shares of CFS common stock issuable upon conversion of the shares of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be converted into the right to receive $0.71 in cash and 0.013 shares of Wintrust common stock.  For a description of how the per share merger consideration will be calculated, see “The Merger Agreement—Consideration to be received in the merger” on page 94.

In addition, the merger consideration may be adjusted downward (i) if the balance sheet delivered to Wintrust by CFS as of the closing date of the merger reflects that CFS stockholders’ equity, as determined pursuant to the merger agreement, is less than $28,250,000 or (ii) under certain circumstances, if CFS fails to or elects not to cure certain defects or objections materially affecting the marketability of title to real property following notice of such defects or objections to CFS by Wintrust or to obtain certain title endorsements to title policies reasonably required by Wintrust.  For a description of the possible adjustment of the merger consideration, see “The Merger Agreement—Consideration to be received in the merger—Adjustment to merger consideration” on page 96.

Q:                                  What will holders of CFS options be entitled to receive in the merger?

A:                                   In April 2015, each outstanding and unexercised option to acquire a share of CFS common stock, which we refer to as a CFS option, was terminated, cancelled and redeemed by CFS, and no merger consideration will be exchanged therefor.

Q:                                  Why do CFS and Wintrust want to engage in the merger?

A:                                   CFS believes that the merger will achieve the board of directors’ strategic business objectives, including increasing stockholder value, growing the size of the business and enhancing liquidity for CFS’s stockholders, and Wintrust believes that the merger will provide an opportunity to expand and complement its existing market presence in the Wheaton and Glen Ellyn communities.  As a larger company, Wintrust can provide greater capital and resources and efficiencies from integrating the operations of CFS into Wintrust’s existing operations and allow Community Bank—Wheaton/Glen Ellyn, an Illinois state chartered federally insured commercial bank owned by CFS, which we refer to as the Bank, to compete more effectively and to offer a broader array of products and services to better serve its banking customers.  To review the reasons for the merger in more detail, see “The Merger—CFS’s reasons for the merger and recommendation of the board of directors” on page 84 and “The Merger—Wintrust’s reasons for the merger” on page 85.

Q:                                  What does the board of directors recommend?

A:                                   The CFS board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, “FOR” the proposals to amend the articles supplementary to the articles of incorporation for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion, “FOR” the proposal to approve merger-related compensation arrangements with CFS’s named executive officers and “FOR” the proposal to adjourn the special meeting to permit further solicitation of proxies in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.  The CFS board of directors has determined that the merger agreement, the merger and the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion are advisable and in the best interests of CFS.  To review the background and reasons for the merger in greater detail, see “The Merger” beginning on page 63.

Q:                                  What vote is required to approve the merger?

A:                                   The affirmative vote of two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation for the Series C Preferred Shares), voting together as a single class, which we refer to collectively as the outstanding voting securities, is required to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.  In addition, a majority of the outstanding shares of each of the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares is required to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.  Abstentions and failures to vote have the effect of votes against the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Even if the merger agreement, the merger and the other transactions contemplated by the merger agreement receive the requisite votes for approval, the merger will not be completed unless CFS stockholders also approve the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.

All of the directors and officers of CFS and certain other stockholders of CFS entered into voting agreements pursuant to which they agreed to vote their CFS shares at the special meeting in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement (including the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion).  The shares subject to the voting agreement represent approximately 10.7% of the outstanding shares of CFS common stock, 31.5% of the outstanding voting securities, 50.1% of the outstanding Series C Preferred Shares, 89.1% of the outstanding Series D Preferred Shares and 0% of the outstanding Series E Preferred Shares, each as of May 27, 2015.  No vote of Wintrust’s shareholders is required in connection with the transactions contemplated by the merger agreement. See “The Merger—Interests of certain persons in the merger” on page 89 and “The Merger—Voting agreement” on page 91.

Q:                                  What vote is required to approve the amendments of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series C Preferred Shares?

A:                                   The affirmative vote of two-thirds of the outstanding voting securities is required to approve the proposed amendments, collectively referred to as the amendment, to the articles supplementary to the articles of incorporation of CFS with respect to the Series C Preferred Shares.

Additionally, the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares require that the proposed amendment thereto be approved by each of (i) a majority of the outstanding Series C Preferred Shares and (ii) a majority of the outstanding shares of common stock.  Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series C Preferred Shares.

Even if the amendment of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series C Preferred Shares receives the requisite votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

See “The Merger—Interests of certain persons in the merger” on page 89 and “The Merger—Voting agreement” on page 91 for a description of the voting agreement entered into by all directors and officers of CFS and certain other stockholders of CFS in connection with the proposed merger transaction.

Q:                                  What vote is required to approve the amendments of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series D Preferred Shares?

A:                                   The affirmative vote of two-thirds of the outstanding voting securities is required to approve the proposed amendments, collective referred to as the amendment,  to the articles supplementary to the articles of incorporation of CFS with respect to the Series D Preferred Shares.

Additionally, the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares require that this proposed amendment be approved by a majority of the outstanding Series D Preferred Shares.  Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendment of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series D Preferred Shares.

Even if the amendment of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series D Preferred Shares receives the requisite votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

See “The Merger—Interests of certain persons in the merger” on page 89 and “The Merger—Voting agreement” on page 91 for a description of the voting agreement entered into by all directors and officers of CFS and certain other stockholders of CFS in connection with the proposed merger transaction.

Q:                                  What vote is required to approve the amendments of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series E Preferred Shares?

A:                                   The affirmative vote of two-thirds of the outstanding voting securities is required to approve the proposed amendments, collectively referred to as the amendment, to the articles supplementary to the articles of incorporation of CFS with respect to the Series E Preferred Shares.

Additionally, the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares require that this proposed amendments be approved by a majority of the outstanding Series E Preferred Shares.  Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendment of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series E Preferred Shares.

Even if the amendment of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series E Preferred Shares receives the requisite votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

See “The Merger—Interests of certain persons in the merger” on page 89 and “The Merger—Voting agreement” on page 91 for a description of the voting agreement entered into by all directors and officers of CFS and certain other stockholders of CFS in connection with the proposed merger transaction.

Q:                                  What vote is required to approve the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers?

A:                                   A majority of all votes cast by the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, at the special meeting at which a quorum is present is required to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers. Abstentions and failures to vote will have no effect on the approval of the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers.

Q:                                  What vote is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion?

A:                                   A majority of the votes cast by of the outstanding shares of common stock and Series C Preferred Shares (holders of shares of such Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary for the Series C Preferred Shares), voting together as a single class, if a quorum is present at the special meeting, is required to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies to approve the merger agreement, the merger, the transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.  In the absence of a quorum, a majority of the outstanding voting securities present in person or by proxy at the special meeting may adjourn the special meeting.  Abstentions and failures to vote will have no effect on the proposal to adjourn the meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation.

Q:                                  What constitutes a quorum for purposes of the special meeting?

A:                                   CFS’s by-laws provide that a majority of the outstanding securities of CFS entitled to vote, represented in person or by proxy, shall constitute a quorum.  Abstentions are treated as present at the meeting for purposes of determining whether a quorum is present.  If you hold your shares in “street name” and do not provide your broker or other nominee with instructions and your broker or other nominee does not submit a proxy card or otherwise does not vote because the broker or other nominee lacks discretionary authority to vote the shares, your shares will not be counted for purposes of determining a quorum and they will have the same effect as a vote against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for the preferred stock conversion, as the case may be, and will have no effect on the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers proposal or the proposal to adjourn the special meeting, if necessary or appropriate.

Q:                                  Why is my vote important?

A:                                   CFS stockholders are being asked to approve, among other things, the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.  Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion are closing conditions to the merger.  If all of the required stockholder approvals are not obtained, the merger will not occur.  If you do not submit your proxy by mail, telephone or via the Internet, or vote in person at the special meeting, it will be more difficult for CFS to obtain the necessary quorum to hold the special meeting.  In addition, your failure to submit your proxy or attend the special meeting will have the same effect as a vote against the merger agreement, the merger and other transactions contemplated by the merger agreement and the amendments to the articles of supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and make it more difficult to obtain approval of the merger agreement, the merger and other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

Q:                                  What do I need to do now?  How do I vote?

A:                                   You may vote on all matters presented at the special meeting if you own shares of CFS common stock or Series C Preferred Shares of record at the close of business on the record date for the special meeting, May 27, 2015.  You may vote on (i) the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and (ii) the proposal to approve an amendment to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares that provides for the conversion of the Series D Preferred Shares into common stock if you own Series D Preferred Shares of record at the close of business on the record date for the special meeting, May 27, 2015.  You may vote on (i) the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and (ii) the proposal to approve an amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares that provides for the conversion of the Series E Preferred Shares into common stock if you own Series E Preferred Shares of record at the close of business on the record date for the special meeting, May 27, 2015.

CFS stockholders of record may vote now by proxy by:

•                  completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

•                  calling the toll-free number specified on your proxy card; or

•                  accessing the Internet website specified on your proxy card.

A CFS stockholder has the right to appoint a person (who need not be a stockholder) as proxy holder to attend and act on his, her or its behalf at the special meeting, other than the CFS representatives of management and the CFS board of directors designated in the form of proxy.  The CFS stockholder may exercise this right by completing another appropriate form of proxy and delivering the completed proxy in the manner set forth above.

We strongly encourage you to vote using the proxy card provided by CFS.

If you hold shares of CFS in “street name,” which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares.  Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

Additionally, you may also vote in person by attending the special meeting.  If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting.  Please note, however, that if your shares are held in “street name,” and you wish to vote in person at the special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not you plan to attend the special meeting, you are encouraged to grant your proxy as described in this proxy statement/prospectus.

Q:                                  How will my proxy be voted?

A:                                   If you vote via the Internet or complete, sign, date and mail your proxy form, your proxy will be voted in accordance with your instructions.  If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and the other proposals in the notice.

Q:                                  Can I revoke my proxy and change my vote?

A:                                   You can revoke your proxy at any time before it is voted at the special meeting by any of the following methods:

•                  Submitting a later-dated proxy by mail.

•                  Sending a written notice of revocation of proxy, prior to the taking of the vote at the meeting, to the Corporate Secretary of CFS at:

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, Illinois 60137

Attention: Christopher P. Barton, Secretary

Facsimile: (630) 545-0399

•                  Attending the special meeting and voting in person, although your attendance at the special meeting will not in and of itself revoke your proxy. You must also vote your shares at the meeting.

If your shares are held in the name of a bank, broker or other record holder, you must obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting.  CFS stockholders must contact their broker, bank or other nominee to find out how to do so.

Q:                                  What if I oppose the merger?  Do I have appraisal rights?

A:                                   CFS stockholders who do not vote in favor of approval of the merger and who otherwise comply with all of the procedures of Title 3, Subtitle 2 of the Maryland General Corporation Law, which we refer to as the MGCL, will be entitled to receive payment in cash of the fair value of their shares of CFS common stock, including common stock issued upon conversion of preferred stock into common stock prior to the merger, as ultimately determined under the statutory process.  A copy of the relevant sections of the MGCL is attached as Annex E to this document.

Q:                                  What if I oppose the preferred stock conversion?  Do I have appraisal rights?

A:                                   CFS stockholders who do not vote in favor of approval of the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion are not entitled to appraisal rights.

Q:                                  What are the tax consequences of the merger to me?

A:                                   In general, each of the conversion of your shares of CFS common stock into Wintrust common stock in the merger and the automatic conversion of the Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares into CFS common stock immediately prior to the effective time of the merger is intended to be tax-free for United States federal income tax purposes.  However, you generally will recognize gain (but not loss) in an amount limited to the amount of cash you receive in the merger.  Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of Wintrust’s common stock.  You should consult with your tax adviser for the specific tax consequences of the merger to you.  See “The Merger—Material U.S. federal income tax consequences of the merger” on page 85.

Q:                                  When and where is the special meeting?

A:                                   CFS’s special meeting will take place on July 16, 2015, at 1:00 p.m. local time, at Community Bank-Wheaton/Glen Ellyn, 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Q:                                  Who may attend the meeting?

A:                                   CFS stockholders on the record date may attend the special meeting.  If you are a stockholder of record, you may need to present proof of identification in order to be admitted into the meeting.

Q:                                  Should I send in my stock certificates now?

A:                                   No. After the merger is completed, the exchange agent for the merger will send you a letter of transmittal with instructions informing you how to send in your stock certificates to the exchange agent.  You should use the letter of transmittal to exchange your CFS stock certificates for the merger consideration.  Do not send in your stock certificates with your proxy form.

Q:                                  When is the merger expected to be completed?

A:                                   We will try to complete the merger as soon as reasonably possible.  Before that happens, the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion must be approved by CFS stockholders, and we must obtain the appropriate regulatory approvals.  Assuming stockholders vote to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion, and assuming we obtain the other appropriate approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to complete the merger in the second or third quarter of 2015.  See “The Merger Agreement—Conditions to completion of the merger” on page 108.

Q:                                 Is completion of the merger subject to any conditions besides stockholder approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion?

A:                                   Yes. The transaction must receive appropriate regulatory approvals, and there are other closing conditions that must be satisfied.  See “The Merger Agreement—Conditions to completion of the merger” on page 108.

Q:                                  Are there risks I should consider in deciding to vote on the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and other proposals contained in this proxy statement/prospectus?

A:                                   Yes, in evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 27.

Q:                                  Who can answer my other questions?

A:                                   If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Christopher P. Barton, CFS’s Corporate Secretary at (630) 545-0900.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you.  To understand the merger and the preferred stock conversion more fully, you should read this entire proxy statement/prospectus carefully, including the annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus.  A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein.  See “Where You Can Find More Information” beginning on page 177.

Information about Wintrust and CFS (See page 63)

Wintrust Financial Corporation

9700 W. Higgins Road, Suite 800

Rosemont, Illinois 60018

(847) 939-9000

Wintrust Financial Corporation, an Illinois corporation, which we refer to as Wintrust, was incorporated in 1992 and is a financial holding company based in Rosemont, Illinois.  Wintrust provides community-oriented, personal and commercial banking services to customers located in the Chicago metropolitan area and in southern Wisconsin through its fifteen wholly-owned banking subsidiaries, as well as the origination and purchase of residential mortgages for sale into the secondary market through Wintrust Mortgage, a division of Barrington Bank and Trust Company, N.A.  Wintrust provides specialty finance services, including financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through its wholly-owned subsidiary, First Insurance Funding Corporation and in Canada through its premium finance company, First Insurance Funding of Canada, and short-term accounts receivable financing and outsourced administrative services through its wholly-owned subsidiary, Tricom, Inc. of Milwaukee.  Wintrust also provides a full range of wealth management services primarily to customers in the Chicago metropolitan area and in southern Wisconsin through three separate subsidiaries, The Chicago Trust Company, N.A., Wayne Hummer Investments, LLC and Great Lakes Advisors, LLC.

As of March 31, 2015, Wintrust had total assets of approximately $20.4 billion, total loans, excluding loans held-for-sale and covered loans, of approximately $15.0 billion, total deposits of approximately $16.9 billion, and total shareholders’ equity of approximately $2.1 billion.

Wintrust common stock, no par value per share, which we refer to as Wintrust common stock, is traded on NASDAQ under the ticker symbol “WTFC.”  Wintrust’s principal executive office is located at 9700 W. Higgins Road, Suite 800, Rosemont, Illinois 60018, telephone number:  (847) 939-9000.

Wintrust Merger Sub LLC

c/o Wintrust Financial Corporation

9700 W. Higgins Road, Suite 800

Rosemont, Illinois 60018

(847) 939-9000

Wintrust Merger Sub LLC, an Illinois limited liability company, which we refer to as Merger Co., is a wholly-owned subsidiary of Wintrust and was formed solely for the purpose of consummating the merger.  Merger Co. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, Illinois 60137

(630) 545-0900

Community Financial Shares, Inc., a Maryland corporation, which we refer to as CFS, is a bank holding company headquartered in Glen Ellyn, Illinois.  Its primary business is operating its bank subsidiary, Community Bank—Wheaton/Glen Ellyn, an Illinois state bank, which we refer to as the Bank, with three banking locations in Wheaton, Illinois and one in Glen Ellyn, Illinois.  CFS began operations in 1994.

As of March 31, 2015, CFS had consolidated total assets of approximately $343.7 million, deposits of approximately $305.6 million and stockholders’ equity of approximately $29.2 million.

CFS common stock is traded on the over-the-counter market and is quoted on the OTCQB under the symbol “CFIS.”  The closing price of CFS common stock on May 27, 2015 was $1.39 per share.

The merger and the merger agreement (See pages 63 and 94)

Wintrust’s acquisition of CFS is governed by the agreement and plan of merger among Wintrust, Merger Co. and CFS, dated as of March 2, 2015, which we refer to as the merger agreement.  The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, CFS will be merged with and into Merger Co. and will cease to exist, which we refer to as the merger.  After the consummation of the merger, Merger Co. will continue as the surviving corporation and remain a wholly-owned subsidiary of Wintrust.

Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the preferred stock conversion (as described below) is a closing condition for completion of the merger.  The merger will not be completed unless CFS stockholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.  Even if the merger agreement, the merger and the other transactions contemplated by the merger agreement receive the requisite votes for stockholder approval, the merger will not be completed if any of the amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares is not approved by the requisite vote of stockholders.

The merger agreement is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein.  We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

The conversion of the shares of CFS preferred stock

The merger agreement provides that, as a condition to the completion of the merger, the articles supplementary to the articles of incorporation of CFS for each of the Series C Convertible Noncumulative Perpetual Preferred Stock, or Series C Preferred Shares, Series D Convertible Noncumulative Perpetual Preferred Stock, or Series D Preferred Shares and Series E Convertible Noncumulative Perpetual Preferred Stock, or Series E Preferred Shares, which we refer to collectively as CFS preferred stock, will be amended as set forth in Annex B, Annex C and Annex D, as applicable.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of CFS preferred stock with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the CFS preferred stock and (ii) providing for the extinguishment of the outstanding CFS preferred stock immediately prior to the effective time of the merger.

Among other things, the proposed amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock provide that, immediately prior to completion of the merger, each of the Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares will automatically convert  into 100 shares of CFS common stock (the number of shares of CFS common stock into which such shares are convertible under the terms of CFS preferred stock), which we refer to as the preferred stock conversion.  As a result, upon the effective time of the merger, each such share of CFS common stock would be converted into the right to receive the merger consideration and would be treated in the same manner as all other shares of common stock of CFS.

Approval of these amendments is a closing condition for completion of the merger.  If any of the amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares is not approved by the requisite vote of stockholders, the merger will not be completed.  In addition, even if each of these amendments receives the requisite stockholder votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The amended and restated articles supplementary to the articles of incorporation of CFS reflecting the amendments providing for, among other matters, the preferred stock conversion are included as Annex B, Annex C and Annex D to this proxy statement/prospectus and are incorporated by reference herein.  We urge you to read the amendments carefully and fully, as they are the legal documents that govern the preferred stock conversion.

What CFS stockholders will receive (See page 94)

If the merger is completed, each share of CFS common stock that you own immediately before the completion of the merger (including shares of CFS common stock issuable upon conversion of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) will be converted into the right to receive a combination of cash and shares of Wintrust common stock (in each case subject to possible adjustment).  The aggregate merger consideration paid by Wintrust to CFS stockholders is expected to be approximately $42,375,000, subject to possible downward adjustment as described below.  The parties intend for approximately 50% of the aggregate merger consideration to be paid in shares of Wintrust common stock and approximately 50% to be paid in cash.

For each of your shares of CFS common stock, you will receive the per share merger consideration to be calculated as set forth in the merger agreement.  The exchange ratio used to determine the number of shares of Wintrust common stock that you will be entitled to receive for each share of CFS common stock will be determined based on the average, calculated for the 10 day trading period ending on the second trading day prior to completion of the merger, of the volume-weighted average price of a share of Wintrust common stock for each trading day during such period, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for Wintrust, which we refer to as the reference price, subject to a minimum and maximum reference price equal to $42.50 and $52.50, respectively.  Assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock, 119,829 shares of the Series C Preferred Shares, 65,427 shares of the Series D Preferred Shares and 5,990 shares of the Series E Preferred Shares remain unchanged at the closing, and assuming the conversion of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to completion of the merger pursuant to the preferred stock conversion, based on a reference price of $50.34, which is equal to the reference price if it were calculated as of May 27, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a holder of CFS common stock (including holders of shares of CFS preferred stock which will be converted into CFS common stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be entitled to receive for each share of CFS common stock would be $0.71 in cash and 0.014 shares of Wintrust common stock.  In each case assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock, 119,829 shares of Series C Preferred Shares, 65,427 shares of Series D Preferred Shares and 5,990 shares of Series E Preferred Shares remain unchanged at the closing, and assuming the conversion of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to the completion of the merger pursuant to the preferred stock conversion, if the reference price were equal to the minimum of $42.50, each share of CFS common stock (including shares of CFS common stock issuable upon conversion of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would instead be entitled to $0.71 in cash and 0.017 shares of Wintrust common stock, and if the reference price were equal to the maximum of $52.50, each share of CFS common stock would be entitled to $0.71 in cash and 0.013 shares of Wintrust common stock.  For a description of how the per share merger consideration will be calculated, see “The Merger Agreement—Consideration to be received in the merger” on page 94.

The merger consideration may be adjusted downward (i) if the balance sheet delivered to Wintrust by CFS as of the closing date of the merger reflects that CFS stockholders’ equity, as determined pursuant to the merger agreement, is less than $28,250,000, or (ii) under certain circumstances, if CFS fails to or elects not to cure certain defects or objections materially affecting the marketability of title to real property following notice of such defects or objections to CFS by Wintrust or to obtain certain title endorsements to title policies reasonably required by Wintrust.  For a description of the possible adjustment of the merger consideration, see “The Merger Agreement—Consideration to be received in the merger—Adjustment to merger consideration” on page 96.  The fifth business day following the satisfaction of the conditions to closing set forth in the merger agreement, or any other date that the parties mutually agree upon, is the date of closing of the transactions contemplated by the merger agreement, which we refer to as the closing date.

CFS may terminate the merger agreement if the reference price is less than $39.50, and Wintrust may terminate the merger agreement if the reference price is more than $55.50, in each case if CFS and Wintrust are in good faith unable, after five business days’ notice of such termination, to reach agreement as to an amendment to the merger agreement containing terms acceptable to Wintrust and CFS so that the merger and the other transactions contemplated by the merger agreement may be consummated.

CFS stockholders will not receive fractional shares of Wintrust common stock.  Instead, they will receive a cash payment for any fractional shares based on the value of Wintrust common stock.

Treatment of CFS options (See page 97)

Pursuant to the merger agreement, in April 2015, each outstanding and unexercised option to acquire a share of CFS common stock, which we refer to as a CFS option, was terminated, cancelled and redeemed by CFS, and no merger consideration will be exchanged therefor.

Exchange of certificates (See page 97)

Once the merger is complete, American Stock Transfer & Trust Company, LLC, which we refer to as the exchange agent, will mail you materials and instructions for exchanging your CFS stock certificates for the merger consideration.  Shares of Wintrust common stock representing the stock component of the merger consideration will be issued by book-entry transfer.  Upon surrender of your CFS stock certificate, you will also receive a check for the cash component of the merger consideration you are entitled to receive.  You should not send in your CFS stock certificates with your completed proxy card.  Instead, you should wait until you receive the transmittal materials and instructions from the exchange agent.

Material U.S. federal income tax consequences of the merger (See page 85)

The parties expect that each of the preferred stock conversion and your receipt of shares of Wintrust common stock as part of the merger consideration generally will be tax-free for United States federal income tax purposes.  However, you generally will recognize gain (but not loss) in an amount limited to the amount of cash you receive in the merger.  Additionally, you will recognize gain or loss on any cash that you receive in lieu of fractional shares of Wintrust common stock.  You are urged to consult your tax adviser for a full understanding of the federal, state, local and foreign tax consequences of the merger to you.

Reasons for the merger (See page 84)

CFS’s board of directors has concluded that the merger offers CFS stockholders an attractive opportunity to achieve the board’s strategic business objectives, including increasing stockholder value, growing the size of the business and enhancing liquidity for CFS stockholders.  In addition, CFS board of directors believes that the customers and communities served by the Bank will benefit from the merger.

In deciding to approve the merger agreement and the transactions contemplated thereby, CFS’s board of directors consulted with CFS’s management, as well as its legal counsel and financial advisors, and considered numerous factors, including the following:

•                  information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of CFS and Wintrust, both individually and as a combined company;

•                  the perceived risks and uncertainties attendant to CFS’s operations as an independent banking organization, including the risks and uncertainties related to the continuing low-interest rate environment, competition in CFS’s market area, increased regulatory costs and increased capital requirements;

•                  based on the closing price of Wintrust common stock on March 2, 2015 and CFS’s December 31, 2014 unaudited balance sheet, the aggregate merger consideration was priced at a multiple of approximately 148.3% of the tangible book value of CFS (after giving effect to the conversion of all of CFS preferred stock into shares of CFS common stock);

•                  D.A. Davidson & Co.’s (“D.A. Davidson”) opinion, subject to the various assumptions, qualifications and limitations set forth in such opinion, that the per share merger consideration is fair, from a financial point of view, to the holders of CFS common stock and each class of CFS preferred stock, respectively;

•                  the value to be received by CFS stockholders in the merger as compared to value projected for CFS as an independent entity;

•                  the market value of Wintrust common stock prior to the execution of the merger agreement and the prospects for future appreciation as a result of Wintrust’s strategic initiatives;

•                  Wintrust’s strategy to seek profitable future expansion in the Chicago metropolitan area, leading to continued growth in overall stockholder value;

•                  the fact that Wintrust enjoys relatively high trading volumes on NASDAQ, and the merger would provide access to a more robust trading market for CFS stockholders whose shares currently are thinly traded over-the-counter on OTCQB, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•                  the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

Wintrust’s board of directors concluded that the merger is in the best interests of Wintrust and its shareholders.  In deciding to approve the merger agreement, the merger and the other transactions contemplated thereby, Wintrust’s board of directors considered a number of factors, including:

•                  management’s view that the acquisition provides an attractive opportunity to expand and complement its existing market presence in the Wheaton and Glen Ellyn communities;

•                  CFS’s community banking orientation and its compatibility with Wintrust and its subsidiaries;

•                  a review of the demographic, economic and financial characteristics of the markets in which CFS operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•                  management’s review of CFS’s business, operations, earnings and financial condition, including capital levels and asset quality of the Bank;

•                  efficiencies to come from integrating certain of CFS’s operations into Wintrust’s existing operations; and

•                  the prospects for approval of the merger by the relevant bank regulatory authorities without undue burden and in a timely manner.

Board recommendation to CFS stockholders (See page 103)

CFS’s board of directors believes that the merger and the preferred stock conversion are advisable and in the best interests of CFS.  CFS’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and the other proposals described in this proxy statement/prospectus.

Opinion of CFS’s financial advisor (See page 74)

In deciding to approve the merger, CFS’s board of directors considered, among other things, the opinion of Davidson as of March 2, 2015 that the per share merger consideration is fair, from a financial point of view, to the holders of CFS common stock and holders of shares of each class of CFS preferred stock.  You should read the full text of the fairness opinion, which is attached to this proxy statement as Annex F, to understand the assumptions made, limits of the reviews undertaken and other matters considered by D.A. Davidson in rendering its opinion.

Interests of officers and directors of CFS and the Bank in the merger may be different from, or in addition to, yours (See page 89)

When you consider the recommendation of CFS’s board of directors to vote in favor of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and the other proposals described in this proxy statement/prospectus, you should be aware that some of CFS’s and the Bank’s directors and officers may have interests in the merger and the preferred stock conversion that are different from, or in addition to, your interests as stockholders.  CFS’s board of directors was aware of these interests and took them into account in approving the merger and the preferred stock conversion.  For example, CFS’s board of directors considered the existing change in control agreements between CFS and certain CFS officers, as well as Wintrust’s agreement pursuant to the merger agreement to pay for directors’ and officers’ liability insurance covering directors and officers of CFS and the Bank immediately prior to the consummation of the merger, subject to limitations on availability and cost and other terms set forth in the merger agreement, for up to six years following the effective time of the merger.

CFS stockholders will have appraisal rights in connection with the merger (See page 92)

CFS stockholders may dissent from the merger and, upon complying with the requirements of the Maryland General Corporation Law, which we refer to as MGCL, receive cash in the amount of the fair value of their shares instead of the merger consideration.

A copy of the relevant sections of the MGCL pertaining to appraisal rights is attached as Annex E to this proxy statement/prospectus.  You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

CFS stockholders will not have appraisal rights in connection with the preferred stock conversion (See page 116)

CFS stockholders will not have the right to dissent from the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

The merger and the performance of the combined company are subject to a number of risks (See page 27)

There are a number of risks relating to the merger, the preferred stock conversion and the businesses of Wintrust, CFS and the combined company following the merger.  See the “Risk Factors” beginning on page 27 of this proxy statement/prospectus for a discussion of these and other risks and see also the documents that Wintrust has filed with the Securities and Exchange Commission and which we have incorporated by reference into this proxy statement/prospectus.

CFS stockholder approvals will be required to complete the merger and the preferred stock conversion (See page 45)

To approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation for the Series C Preferred Shares), voting together as a single class, which we refer to as the outstanding voting securities, must vote in favor of such proposal at the special meeting.  In addition, a majority of outstanding shares of each of (A) the Series C Preferred Shares, (B) the Series D Preferred Shares and (C) the Series E Preferred Shares must vote in favor of the proposal.  Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

To approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion, two-thirds of the outstanding voting securities must vote in favor of each amendment.  Additionally, a majority of the outstanding shares of CFS common stock and a majority of the outstanding Series C Preferred Shares must vote in favor of the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS with respect to the Series C Preferred Shares, a majority of the outstanding Series D Preferred Shares must vote in favor of the proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS with respect to the Series D Preferred Shares and a majority of the outstanding Series E Preferred Shares must vote in favor of the proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS with respect to the Series E Preferred Shares.  Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendments of the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

To approve the proposals to approve, on a non-binding, advisory basis, merger-related compensation of CFS’s named executive officers and to adjourn the special meeting, if necessary or appropriate, a majority of all the votes of the outstanding voting securities cast at the meeting, represented in person or by proxy, if a quorum is present must vote in favor of such proposal.  In the absence of a quorum, a majority of the voting securities represented in person or by proxy may adjourn the special meeting.  To satisfy the quorum requirements set forth in CFS’s amended and restated by-laws, stockholders holding a majority of the outstanding voting securities of CFS must be present in person or by proxy at the special meeting.  Abstentions and failures to vote will have no effect on the approval of the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers.

Stockholders may vote their shares (i) in person at the special meeting, (ii) via the Internet or telephone or (iii) by signing and returning the enclosed proxy form.

All of the directors and officers of CFS and certain other stockholders of CFS have entered into voting agreements pursuant to which they committed to vote their shares of CFS common stock or  CFS preferred stock in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement (including the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion). The shares subject to the voting agreement represent approximately 10.7% of the outstanding shares of CFS common stock, 31.5% of the outstanding voting securities, 50.1% of the outstanding Series C Preferred Shares, 89.1% of the outstanding Series D Preferred Shares and 0% of the outstanding Series E Preferred Shares, each as of May 27, 2015. See “The Merger—Voting agreement” on page 91.

CFS special meeting (See page 44)

The special meeting of CFS stockholders will be held at Community Bank-Wheaton/Glen Ellyn, 357 Roosevelt Road, Glen Ellyn, Illinois 60137 on July 16, 2015 at 1:00 p.m., local time.  CFS’s board of directors is soliciting proxies for use at the special meeting.  At the special meeting, holders of CFS common stock and the Series C Preferred Shares will be asked to consider and vote on a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, proposals to amend the articles supplementary to the articles of incorporation of CFS to provide for the preferred stock conversion, a proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers and a proposal to adjourn the special meeting, if necessary or appropriate.

At the special meeting, holders of Series D Preferred Shares will be asked to consider and vote on (i) the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and (ii) a proposal to amend the articles supplementary to the articles of incorporation of CFS to provide for the preferred stock conversion with respect to the Series D Preferred Shares.

At the special meeting, holders of Series E Preferred Shares will be asked to consider and vote on (i) the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and (ii) a proposal to amend the articles supplementary to the articles of incorporation of CFS to provide for the preferred stock conversion with respect to the Series E Preferred Shares.

Record date for the special meeting; revocability of proxies (See pages 45 and 46)

You may vote on one or more proposals, as applicable, at the special meeting if you own shares of CFS common stock or CFS preferred stock of record at the close of business on May 27, 2015.  You will have one vote for each share of CFS common stock you owned on that date except that holders of Series C Preferred Shares will vote on each matter, casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the preferred stock conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, together with holders of CFS common stock as a single class.  You may change your vote or revoke your proxy at any time before it is voted via the Internet or by filing with the secretary of CFS a duly executed revocation of proxy or submitting a new proxy form with a later date.  You may also vote in person at the special meeting.  Attending the special meeting and voting in person will also revoke your previously-submitted proxy, although your attendance at the special meeting will not in and of itself revoke your proxy.  You must also vote your shares at the meeting in order to revoke your previously-submitted proxy.

Completion of the merger is subject to regulatory approvals (See page 88)

The merger cannot be completed until Wintrust receives the necessary regulatory approval of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve.  Wintrust submitted an application with the Federal Reserve Bank of Chicago on March 18, 2015 and received the necessary approvals on May 7, 2015.

Conditions to the merger (See page 108)

Closing conditions for the benefit of Wintrust.  Wintrust’s obligations are subject to fulfillment of certain conditions, including:

•                  accuracy of representations and warranties of CFS in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•                  performance by CFS in all material respects of its agreements, covenants and undertakings under the merger agreement;

•                  receipt of all appropriate regulatory approvals;

•                  approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement at the special meeting by (i) the holders of two-thirds of CFS common stock and Series C Preferred Shares, casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the preferred stock conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), which we refer to collectively as the voting securities, voting together as a single class and (ii) a majority of each of the outstanding shares of (A) the Series C Preferred Shares, (B) the Series D Preferred Shares and (C) the Series E Preferred Shares;

•                  approval of the amendment to the articles of incorporation for the preferred stock conversion  of Series C Preferred Shares by the affirmative vote of (i) two-thirds of the outstanding voting securities, (ii) a majority of the outstanding shares of CFS common stock and (iii) a majority of the outstanding Series C Preferred Shares;

•                  approval of the amendment to the articles of incorporation for the preferred stock conversion of Series D Preferred Shares by the affirmative vote of (i) two-thirds of the outstanding voting securities and (ii) a majority of the outstanding Series D Preferred Shares;

•                  approval of the amendment to the articles of incorporation for the preferred stock conversion of Series E Preferred Shares by the affirmative vote of (i) two-thirds of the outstanding voting securities and (ii) a majority of the outstanding Series E Preferred Shares;

•                  execution and delivery of the articles of amendment to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion in form suitable for filing with the State Department of Assessments and Taxation of Maryland, as applicable;

•                  execution and delivery of the articles of merger in form suitable for filing with the Illinois Secretary of State and the State Department of Assessments and Taxation of Maryland;

•                  absence of greater than 5% of the shares of CFS common stock outstanding as of the closing having made a written objection (treating for this purpose, for the avoidance of doubt, all shares of CFS preferred stock as having been converted into CFS common stock and treating each share of CFS preferred stock that has made such written objection as having made a written objection with respect to the number of shares of CFS common stock into which it is convertible);

•                  no threatened or instituted litigation seeking to enjoin the transactions contemplated by the merger agreement or seeking other relief that Wintrust reasonably believes, subject to certain conditions, would make it inadvisable to consummate the merger, as more fully set forth in the merger agreement;

•                  absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger;

•                  receipt of certain opinions from CFS’s counsel;

•                  the filing by CFS with the appropriate tax authorities of amendments, in form and substance reasonably satisfactory to Wintrust and its counsel, to CFS’s consolidated federal and state income tax returns for the 2012 and 2013 tax years to reflect certain corrections, as set forth in the merger agreement;

•                  absence of any material adverse effect on CFS or its subsidiaries and the continued conduct of business in the ordinary course and all respects consistent with prudent banking practices;

•                  receipt of balance sheets of CFS and its subsidiaries as of the closing date, adjusted to reflect a reduction in CFS’s equity by (i) the after-tax basis of any fees, to the extent deductible for tax purposes, paid by or on behalf of CFS or any of CFS’s subsidiaries in connection with the merger, including but limited to legal fees, investment banking fees and fairness opinion fees, and (ii) the after-tax basis of any costs to be paid by CFS or the Bank as a result of the merger in accordance with the terms of any change of control agreements, as set forth in the merger agreement;

•                  adjustment of the merger consideration, as applicable, as set forth in “The Merger Agreement—Consideration to be received in the merger—Adjustment to merger consideration”, to the extent applicable;

•                  the termination or cessation of certain customer relationships;

•                  receipt of title commitments and surveys with respect to each of the parcels of real property owned and used by the Bank;

•                  receipt of certain specified consents, and all other consents, permissions and approvals where the failure to obtain such consent, permission and approval would have a material adverse effect, as defined in the merger agreement, with respect to CFS’s or Wintrust’s rights under the merger agreement;

•                  the registration statement on Form S-4, of which this proxy statement/prospectus forms part, having been declared effective by the SEC and continuing to be effective as of the closing date; and

•                  approval for listing on NASDAQ of the shares of Wintrust common stock to be issued in connection with the merger.

Closing conditions for the benefit of CFS.  CFS’s obligations to consummate the transaction are subject to fulfillment of certain conditions, including:

•                  accuracy of representations and warranties of Wintrust and Merger Co. contained in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•                  performance by Wintrust in all material respects of its agreements, covenants and undertakings under the merger agreement;

•                  receipt of all appropriate regulatory approvals;

•                  execution and delivery of the articles of merger suitable for filing with the Illinois Secretary of State and the State Department of Assessments and Taxation of Maryland;

•                  absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger;

•                  the absence of any suit or action seeking to enjoin the merger or to obtain substantial damages in respect of such transaction;

•                  receipt of an opinion from Wintrust’s special counsel;

•                  receipt of a tax opinion from CFS’s special counsel that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•                  absence of any material adverse effect on Wintrust;

•                  the registration statement on Form S-4, of which this proxy statement/prospectus forms part, having been declared effective by the SEC and continuing to be effective as of the closing date;

•                  approval for  listing on NASDAQ of the shares of Wintrust common stock issuable pursuant to the merger agreement; and

•                  the execution and delivery by Wintrust of one or more supplemental indentures and other instruments required for the due assumption of CFS’s outstanding debt, guarantees, securities and other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

How the merger agreement may be terminated by Wintrust and CFS (See page 104)

Wintrust and CFS may mutually agree to terminate the merger agreement and abandon the merger at any time.  Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:

•                  if the merger is not completed (other than through the failure of any party seeking to terminate the agreement to comply fully with its material obligations under the merger agreement) by September 30, 2015 or such later date agreed to by the parties; provided, that such termination date will be extended to October 31, 2015 if the sole impediment to closing is due to delay in receiving regulatory approval from the Federal Reserve;

•                  if the other party has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach or failure would give rise to the failure of a condition under the merger agreement required to be met by it prior to the closing date, it cannot be cured within 30 days and the non-breaching party has not waived such condition;

•                  if it becomes impossible for the other party to satisfy a condition and its inability to satisfy the condition was not caused by the non-breaching party’s failure to comply with any of its obligations under the merger agreement and such non-breaching party has not waived such condition;

•                  in certain circumstances, by CFS if the CFS board receives a superior proposal from a third party and concurrently enters into a definitive agreement providing for the implementation of such superior proposal;

•                  by either party if CFS stockholder approval of the merger agreement, the merger and the transactions contemplated in the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion is not obtained at the special meeting;

•                  by CFS if at the time the conditions to the merger are satisfied, the reference price is less than $39.50;

•                  by Wintrust if at the time the conditions to the merger are satisfied, the reference price is more than $55.50;

•                  in certain circumstances, by Wintrust if the CFS board or committee withdraws or modifies, or publicly proposed to withdraw or modify, its approval or recommendation of, or fails to recommend the merger agreement or the transactions contemplated by the merger agreement, or approves or recommends, or publicly proposes to approve or recommend, a takeover proposal by a third party or fails to reaffirm its recommendation in certain circumstances; or

•                  in certain circumstances, by Wintrust if CFS fails to cure certain title defects or obtain certain endorsements by the closing date.

Termination fees and expenses may be payable under some circumstances (See page 105)

Generally, if the merger agreement is terminated by either CFS or Wintrust because the other party has committed a material breach, subject to certain limitations, the breaching party will be required to pay the non-breaching party a termination fee of $900,000 and reimburse the non-breaching party for up to $325,000 in out-of-pocket costs and expenses.

Under certain circumstances described in the merger agreement, Wintrust may be owed a $1,750,000 termination fee from CFS, including the following:

•                  if Wintrust terminates the merger agreement because CFS has breached or failed to perform its obligations under its covenant not to solicit a takeover proposal from a third party;

•                  if Wintrust terminates the merger agreement because the CFS board or any committee of the CFS board withdraws or modifies, or proposes publicly to withdraw or modify, its approval or recommendation of the merger agreement or the merger;

•                  if Wintrust terminates the merger agreement because the CFS board or any committee of the CFS board fails to recommend to its stockholders that they approve the merger agreement, the merger and the transactions contemplated in the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion;

•                  if Wintrust terminates the merger agreement because the CFS board or any committee thereof approves or recommends, or proposes publicly to approve or recommend, any takeover proposal or fails to reaffirm its recommendation in certain circumstances;

•                  if Wintrust terminates the merger agreement because the CFS board fails to reaffirm its recommendation to CFS stockholders that they approve the merger agreement, the merger and the other transactions contemplated in the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion within five business days of Wintrust’s written request to do so following public disclosure of a takeover proposal;

•                  if after a takeover proposal is made to the CFS board or to the public, or any person’s bona fide intention to make a takeover proposal is publicly announced, either Wintrust or CFS terminates the merger agreement because the closing has not occurred by September 30, 2015 or such later date agreed to by the parties (or October 31, 2015, if the sole impediment to closing is due to delay in receiving regulatory approval from the Federal Reserve) and, within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has approved, adopted or recommended in favor of any takeover proposal; provided, that no such fee shall be payable when the CFS stockholder approval has not been obtained at least two business days before such termination;

•                  if after a takeover proposal is made to the CFS board or to the public, or any person’s intention to make such a takeover proposal is publicly announced, Wintrust terminates the merger agreement  because CFS has breached or failed to perform in any material respect any of its representations, warranties or covenants under the merger agreement that would give rise to a condition to Wintrust’s obligations to close to be satisfied, such breach or failure to perform cannot be cured within 30 days, and Wintrust has not waived such condition, and, within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has approved, adopted or recommended in favor of any takeover proposal; provided, that no such fee shall be payable when the CFS stockholder approval has not been obtained at least two business days before such termination;

•                  if after a takeover proposal is made to the CFS board or to the public, or any person’s intention to make such a takeover proposal is publicly announced, Wintrust terminates the merger agreement because satisfaction of a condition to its obligation to close is or becomes impossible to satisfy (other than through a failure of Wintrust or Merger Co. to comply with its obligations under the merger agreement), Wintrust has not waived such condition and, within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has have approved, adopted or recommended in favor of any takeover proposal and CFS stockholder approval has not been obtained at least two business days before such termination;

•                  after a takeover proposal is made to the CFS board or to the public, or any person’s intention to make a takeover proposal is publicly announced, either Wintrust or CFS terminates the merger agreement if the approvals of CFS stockholders of the merger agreement, the merger and the other transactions contemplated in the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion are not obtained at the special meeting, and within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has approved, adopted or recommended in favor of any takeover proposal; or

•                  CFS terminates the merger agreement to enter concurrently into a definitive agreement providing for the implementation of a superior proposal, provided that CFS and its subsidiaries have complied with all their obligations set forth above in the sections entitled “The Merger Agreement —No solicitation of or discussions relating to a takeover proposal” and “The Merger Agreement —Board recommendation of CFS board of directors,” and the CFS board previously determined in good faith and after consultation with outside counsel and its financial advisors that a failure to make a recommendation change and/or, subject to compliance with its requirements under the merger agreement, terminate the merger agreement in order to enter concurrently into a definitive agreement providing for the implementation of such superior proposal would be inconsistent with their directors’ duties under Maryland law, and, following the five business day negotiation period with Wintrust, Wintrust does not make an offer that is at least as favorable to the stockholders of CFS.

In addition, if the merger agreement is terminated by either Wintrust or CFS because CFS stockholder approval is not obtained, CFS shall pay to Wintrust up to $325,000 in out-of-pocket expenses and costs. See “The Merger Agreement—Termination fee.”

Voting agreement (See page 91)

All of the directors and officers of CFS and certain other stockholders of CFS have entered into voting agreements pursuant to which they committed, among other things, to vote their shares of CFS common stock or CFS preferred stock in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger (including the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion).  The shares subject to the voting agreement represent approximately 10.7% of the outstanding shares of CFS common stock, 31.5% of the outstanding voting securities, 50.1% of the outstanding Series C Preferred Shares, 89.1% of the outstanding Series D Preferred Shares and 0% of the outstanding Series E Preferred Shares, each as of May 27, 2015. The voting agreement terminates if the merger agreement is terminated in accordance with its terms.  A copy of the voting agreement is attached to this proxy statement/prospectus as Annex G.

Accounting treatment of the merger

The merger will be accounted for as a purchase transaction in accordance with accounting principles generally accepted in the United States.

Certain differences in Wintrust shareholder rights and CFS stockholder rights (See page 155)

Wintrust is an Illinois corporation, and CFS is a Maryland corporation.  The rights of holders of CFS common stock and CFS preferred stock under Maryland law and CFS’s articles of incorporation and amended and restated by-laws are different from rights of holders of Wintrust common stock under Illinois law and Wintrust’s articles of incorporation and by-laws.  Certain of these differences are described in detail in the section entitled “Comparison of Rights of Wintrust Shareholders and CFS Stockholders” beginning on page 155.  After completion of the merger, CFS stockholders (including holders of CFS preferred stock, which will be converted into common stock of CFS immediately prior to the effective time of the merger pursuant to the preferred stock conversion) who receive shares of Wintrust common stock in exchange for their shares of CFS common stock will become Wintrust shareholders, and their rights will be governed by Wintrust’s articles of incorporation and by-laws, in addition to laws and requirements that apply to public companies.

Wintrust shares will be listed on NASDAQ (See page 111)

The shares of Wintrust common stock to be issued pursuant to the merger will be listed on NASDAQ under the symbol “WTFC.”

Per Share Market Price and Dividend Information

Wintrust common stock is listed on NASDAQ under the symbol “WTFC.”  The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of Wintrust’s common stock during the periods indicated and the cash dividends paid per share of Wintrust common stock.

	High	Low	Dividend
Year Ended December 31, 2013
First Quarter	$38.66	$35.90	$0.09
Second Quarter	38.70	34.63	—
Third Quarter	42.28	38.38	0.09
Fourth Quarter	47.80	40.61	—
Year Ending December 31, 2014
First Quarter	$49.99	$42.14	$0.10
Second Quarter	49.46	42.53	0.10

	High	Low	Dividend
Third Quarter	48.53	44.34	0.10
Fourth Quarter	47.78	41.99	0.10
Year Ending December 31, 2015
First Quarter	$48.81	$41.04	$0.11
Second Quarter (through May 26, 2015)	51.56	46.77	0.11

CFS common stock is traded on the over-the-counter market and quoted on OTCQB under the symbol “CFIS.” The table below shows, for the quarters indicated, based on published financial sources, the reported high and low sales prices of CFS’s common stock during the periods indicated and the cash dividends paid per share of CFS common stock.

	High	Low	Dividend
Year Ended December 31, 2013
First Quarter	$1.45	$1.07	$0.00
Second Quarter	1.30	1.20	0.00
Third Quarter	1.30	0.81	0.00
Fourth Quarter	1.10	0.82	0.00
Year Ending December 31, 2014
First Quarter	$1.20	$0.91	$0.00
Second Quarter	1.15	0.90	0.00
Third Quarter	1.14	1.00	0.00
Fourth Quarter	1.00	0.85	0.00
Year Ending December 31, 2015
First Quarter	$1.52	$0.89	$0.00
Second Quarter (through May 26, 2015)	1.39	1.35	0.00

Comparative Per Share Data

The following table presents selected comparative per share data for Wintrust common stock and CFS common stock. You should read this information in conjunction with the selected historical financial information of CFS included elsewhere in this proxy statement/prospectus and the historical financial statements of Wintrust and related notes that are incorporated by reference in this proxy statement/prospectus. The historical per share data is derived from Wintrust’s and CFS’s audited financial statements as of and for the year ended December 31, 2014 and Wintrust’s and CFS’s unaudited interim financial statements for the three months ended March 31, 2015.

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Wintrust:
Diluted earnings per share	$0.76	$2.98
Cash dividends declared per share	0.11	0.40
Book value per share (at period end)	42.30	41.52
CFS:
Diluted earnings per share	$0.01	$0.18
Cash dividends declared per share	0.00	0.00
Book value per share (at period end)	0.98	0.96

Selected Historical Financial Data of Wintrust

The selected consolidated financial data of Wintrust presented below is being provided to assist you in your analysis of the financial aspects of the merger. The annual Wintrust historical information as of and for each of the years in the five-year period ended December 31, 2014 are derived from Wintrust’s audited historical financial statements. The selected consolidated financial data presented below, as of and for the three-month periods ended March 31, 2015 and 2014, are derived from Wintrust’s unaudited interim consolidated financial statements. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Wintrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended March 31, 2015. The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Wintrust or the combined company.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)

Selected Financial Condition Data (at end of period):
Total assets	$20,382,271	$18,221,163	$20,010,727	$18,097,783	$17,519,613	$15,893,808	$13,980,156
Total loans, excluding loans held-for-sale, covered loans	14,953,059	13,133,160	14,409,398	12,896,602	11,828,943	10,521,377	9,599,886
Total deposits	16,938,769	15,129,045	16,281,844	14,668,789	14,428,544	12,307,267	10,803,673
Junior subordinated debentures	249,493	249,493	249,493	249,493	249,493	249,493	249,493
Total shareholders’ equity	2,131,074	1,940,143	2,069,822	1,900,589	1,804,705	1,543,533	1,436,549
Selected Statements of Income Data:
Net interest income	$151,891	$144,006	$598,575	$550,627	$519,516	$461,377	$415,836
Net revenue(1)	216,432	189,535	813,815	773,024	745,608	651,075	607,996
Net income per common share — Basic	0.79	0.71	3.12	3.33	2.81	2.08	1.08
Net income per common share — Diluted	0.76	0.68	2.98	2.75	2.31	1.67	1.02

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin(2)	3.42%	3.61%	3.53%	3.50%	3.49%	3.42%	3.37%
Non-interest income to average assets	1.32%	1.03%	1.15%	1.27%	1.37%	1.27%	1.42%
Non-interest expense to average assets	3.01%	2.96%	2.92%	2.88%	2.96%	2.82%	2.82%
Net overhead ratio(2) (3)	1.69%	1.93%	1.77%	1.60%	1.59%	1.55%	1.40%
Efficiency ratio(2)(4)	67.90%	69.02%	66.89%	64.57%	65.85%	64.58%	63.77%
Return on average assets	0.80%	0.78%	0.81%	0.79%	0.67%	0.52%	0.47%
Return on average common equity	7.64%	7.43%	7.77%	7.56%	6.60%	5.12%	3.01%
Return on average tangible common equity(2)	9.96%	9.71%	10.14%	9.93%	8.70%	6.70%	4.36%

Average total assets	$19,826,240	$17,980,943	$18,699,458	$17,468,249	$16,529,617	$14,920,160	$13,556,612
Average total shareholders’ equity	$2,114,356	$1,923,649	$1,993,959	$1,856,706	$1,696,276	$1,484,720	$1,352,135
Average loans to average deposits ratio (excluding covered loans)	91.4%	89.4%	89.9%	88.9%	87.8%	88.3%	91.1%
Average loans to average deposits ratio (including covered loans)	92.7%	91.6%	91.7%	92.1%	92.6%	92.8%	93.4%

Common Share Data (at end of period):
Market price per common share	$47.68	$48.66	$46.76	$46.12	$36.70	$28.05	$33.03
Book value per common share(2)	$42.30	$39.21	$41.52	$38.47	$37.78	$34.23	$32.73
Tangible common book value per share(2)	$33.04	$30.74	$32.45	$29.93	$29.28	$26.72	$25.80
Common shares outstanding	47,389,608	46,258,960	46,805,055	46,116,583	36,858,355	35,978,349	34,864,068

	At March 31,		At December 31,
	2015	2014	2014	2013	2012	2011	2010
Other Data at end of period: (7)
Leverage Ratio	9.2%	10.4%	10.2%	10.5%	10.0%	9.4%	10.1%
Tier 1 capital to risk-weighted assets	10.1%	12.0%	11.6%	12.2%	12.1%	11.8%	12.5%
Total capital to risk-weighted assets	12.5%	12.6%	13.0%	12.9%	13.1%	13.0%	13.8%
Tangible common equity ratio (TCE)(2)(6)	7.9%	8.0%	7.8%	7.8%	7.4%	7.5%	8.0%
Tangible common equity ratio, assuming full conversion of preferred stock(2)(6)	8.5%	8.7%	8.4%	8.5%	8.4%	7.8%	8.3%
Allowance for credit losses(5)	$95,334	$93,012	$92,480	$97,641	$121,988	$123,612	$118,037
Non-performing loans	$81,772	$90,124	$78,677	$103,334	$118,083	$120,084	$141,958
Allowance for credit losses to total loans(5)	0.64%	0.71%	0.64%	0.76%	1.03%	1.17%	1.23%
Non-performing loans to total loans	0.55%	0.69%	0.55%	0.80%	1.00%	1.14%	1.48%
Number of:
Bank subsidiaries	15	15	15	15	15	15	15
Banking offices	146	126	140	124	111	99	86

(1)             Net revenue is net interest income plus non-interest income.

(2)             See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures/Ratios” of Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the three months ended March 31, 2015 for reconciliations of this performance measure/ratio to GAAP.

(3)             The net overhead ratio is calculated by netting total non-interest expense and total non-interest income, annualizing this amount, and dividing by that period’s total average assets.  A lower ratio indicates a higher degree of efficiency.

(4)             The efficiency ratio is calculated by dividing total non-interest expense by tax-equivalent net revenue (less securities gains or losses).  A lower ratio indicates more efficient revenue generation.

(5)             The allowance for credit losses includes both the allowance for loan losses and the allowance for unfunded lending-related commitments, but excludes the allowance for covered loan losses.

(6)             Total shareholders’ equity minus preferred stock and total intangible assets divided by total assets minus total intangible assets.

(7)             Asset quality ratios exclude covered loans.

Selected Historical Financial Data of CFS

The selected consolidated financial data of CFS presented below is being provided to assist you in your analysis of the financial aspects of the merger.  The annual CFS historical information as of and for each of the years in the five-year period ended December 31, 2014 are derived from CFS’s audited historical financial statements.  The selected consolidated financial data presented below, as of and for the three-month periods ended March 31, 2015 and 2014, are derived from CFS’s unaudited interim consolidated financial statements.  This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CFS” and the consolidated financial statements and the notes thereto included in this proxy statement/prospectus.  The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of CFS or the combined company.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollar in thousands, except per share data)
Selected Financial Condition Data (at end of period)
Community Financial Shares, Inc.
Total loans, excluding loans held for sale	$182,494	$198,447	$185,015	$195,951	$197,423	$206,964	$229,286
Total deposits	$305,593	$315,783	$305,421	$315,709	$317,204	$301,101	$309,080
Total stockholders’ equity	$29,165	$22,339	$28,576	$21,627	$22,352	$7,250	$17,755

Selected Statements of Income Data
Community Financial Shares, Inc.
Net interest income	$2,462	$2,631	$10,394	$10,534	$10,258	$10,767	$10,395
Net revenue	$2,872	$3,035	$12,179	$12,783	$12,162	$12,384	$12,209
Net income per share	$0.01	$0.01	$0.18	$(0.38)	$0.11	$(9.20)	$(4.03)

Community Financial Shares, Inc.
Common Share Data(1)
Book value per common share(1)	$0.98	$0.75	$0.96	$0.72	$0.89	$5.82	$14.26
Common shares outstanding(1)	29,906,588	29,906,588	29,906,588	29,906,588	25,245,267	1,245,267	1,245,267

Selected Financial Ratios of Community Financial Shares, Inc.
Net interest margin(2)	3.28%	3.42%	3.41%	3.34%	3.49%	3.71%	3.42%
Non-interest income to average assets(2)	0.50%	0.48%	0.53%	0.65%	0.57%	0.49%	0.54%
Non-interest expense to average assets(2)	3.17%	3.19%	3.24%	4.07%	4.43%	3.82%	3.50%
Return on average assets(2)	0.22%	0.28%	1.61%	(0.81)%	(0.74)%	(3.35)%	(1.35)%
Return on average common equity(2)	2.65%	11.49%	37.92%	(227.51)%	42.47%	(113.72)%	(33.69)%
Average total assets	$332,421	$338,538	$333,936	$344,214	$331,974	$328,583	$337,739
Average equity	$28,923	$22,126	$24,243	$20,666	$8,923	$17,041	$21,863

Selected Other Data of Community Bank
Leverage ratio	7.90%	7.00%	7.70%	6.80%	7.70%	3.30%	5.40%
Tier 1 capital to risk-weighted assets	12.50%	10.80%	12.20%	10.80%	11.40%	4.80%	7.30%
Total capital to risk-weighted assets	13.70%	12.00%	13.40%	11.90%	12.60%	6.10%	8.60%

Allowance for loan losses	$2,445	$2,707	$2,442	$2,500	$3,032	$8,854	$7,679
Non performing loans	$1,214	$1,092	$2,448	$1,172	$7,767	$13,799	$20,294
Allowance for loan losses to total loans	1.34%	1.36%	1.32%	1.28%	1.54%	4.28%	3.35%
Non-performing loan to total loans	0.67%	0.55%	1.32%	0.60%	3.94%	6.68%	8.86%

(1) Assumes full conversion of CFS preferred shares.

(2) Amounts are annualized for the three month periods ended March 31, 2015 and 2014.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Special Notes Concerning Forward-Looking Statements” on page 41, you should consider the following risk factors carefully in deciding whether to vote for the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other proposals in this proxy statement/prospectus.  Additional risks and uncertainties not presently known to Wintrust and CFS or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Wintrust and CFS as a combined company.

In addition, Wintrust’s business is subject to numerous risks and uncertainties, including the risks and uncertainties described in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus.

Risks relating to the merger

Because the market price of Wintrust common stock may fluctuate, you cannot be certain of the precise value of the stock portion of the merger consideration you may receive in the merger.

At the time the merger is completed, each issued and outstanding share of CFS common stock (which includes shares of CFS common stock issued pursuant to the preferred stock conversion) other than shares held as treasury stock or otherwise owned by CFS or the Bank and shares of CFS common stock in respect of which appraisal rights have been properly exercised and perfected, will be converted into the right to receive merger consideration in the form of Wintrust common stock and cash, subject to adjustment as set forth in the merger agreement.  The exchange ratio for the Wintrust common stock, as calculated in accordance with the formula set forth in the merger agreement, may fluctuate depending on the market price of Wintrust common stock during the reference period.

There will be a time lapse between each of the following dates: the date on which CFS stockholders vote to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for the preferred stock conversion, at the special meeting; the date on which the exchange ratio is determined and the date on which CFS stockholders entitled to receive shares of Wintrust common stock actually receive such shares.  The market value of Wintrust common stock may fluctuate during these periods.  Consequently, at the time CFS stockholders must decide whether to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, they will not know the actual market value of the shares of Wintrust common stock they will receive when the merger is completed.  The actual value of the shares of Wintrust common stock received by CFS stockholders will depend on the market value of shares of Wintrust common stock on that date.  This market value may be less than the value used to determine the exchange ratio, as that determination will be made with respect to a period occurring prior to the consummation of the merger.

Because the merger consideration is subject to downward adjustment, the value of the merger consideration you may receive in the merger may be less than you expect.

The merger consideration to be received by CFS stockholders at the closing of the merger is subject to downward adjustment by Wintrust and CFS (i) if the balance sheet delivered to Wintrust by CFS as of the closing date reflects that CFS stockholders’ equity, as determined pursuant to the merger agreement, is less than $28,250,000 or (ii) under certain circumstances, if CFS fails to or elects not to cure certain defects or objections materially affecting the marketability of title to real property following notice of such defects or objections to CFS by Wintrust or to obtain certain title endorsements to title policies reasonably required by Wintrust.  For a description of the possible adjustment of the merger consideration, see “The Merger Agreement—Consideration to be received in the merger—Adjustment to merger consideration” on page 96.

The financial forecasts reflected in the opinion of D.A. Davidson & Co. (“D.A. Davidson”), which is summarized beginning on page 74, involve risks, uncertainties and assumptions made by Davidson, many of which are beyond the control of Wintrust and CFS.  As a result, they may not prove to be accurate and are not necessarily indicative of current values or future performance of either Wintrust or CFS.

The financial forecasts of D.A. Davidson reflected in its fairness opinion, a copy of which is attached to this proxy statement as Annex F, and which is summarized beginning on page 74, involve risks, uncertainties and assumptions made by D.A. Davidson and are not a guarantee of future performance.  The future financial results of Wintrust and CFS and, if the merger is completed, the combined company, may materially differ from those expressed in the financial forecasts of D.A. Davidson due to factors that are beyond Wintrust’s and CFS’s ability to control or predict.  Neither Wintrust nor CFS can provide any assurance that these financial forecasts will be realized or that Wintrust’s or CFS’s future financial results will not materially vary from such financial forecasts.  Wintrust did not provide its own financial forecasts and the management of Wintrust did not confirm or otherwise comment with respect to any estimates used by or the financial forecasts of Davidson, nor do Wintrust or CFS undertake to update the forecasts reflected in Davidson’s fairness opinion.  Such financial forecasts cover multiple years, and the information by its nature becomes subject to greater uncertainty with each successive year.  These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared.

More specifically, the financial forecasts of Davidson:

•                  necessarily make numerous assumptions by Davidson, many of which are beyond the control of Wintrust or CFS and may not prove to be accurate;

•                  do not necessarily reflect revised prospects for Wintrust’s or CFS’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•                  are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than is reflected in the forecasts; and

•                  should not be regarded as a representation that the financial forecasts will be achieved.

The financial forecasts reflected in Davidson’s fairness opinion were not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission, which we refer to as the SEC, or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles, which we refer to as GAAP, and do not reflect the effect of any proposed or other changes in GAAP that may be made in the future.

Wintrust may be unable to successfully integrate CFS’s and the Bank’s operations and may not realize the anticipated benefits of acquiring CFS.

Wintrust and CFS entered into the merger agreement with the expectation that Wintrust would be able to successfully integrate the operations of CFS and the Bank, and that the merger would result in various benefits, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies.  Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Wintrust integrates and operates CFS and the Bank in an efficient and effective manner and general competitive factors in the market place.  The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses or the loss of key personnel.  The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, financial condition, operating results and prospects of the combined company after the merger.  Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the combined company’s business, financial condition, operating results and prospects.

Among the factors considered by the boards of directors of Wintrust and CFS in connection with their respective approvals of the merger agreement were the benefits that could result from the merger.  We cannot give any assurance that these benefits will be realized within the time periods contemplated or even that they will be realized at all.

CFS will be subject to business uncertainties while the merger is pending, which could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on CFS, and, consequently, the combined company.  Although CFS intends to take steps to reduce any adverse effects, these uncertainties may impair CFS’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers and others that deal with CFS to seek to change their existing business relationships with CFS.  Employee retention at CFS may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with the combined company following the merger.

CFS’s executive officers and directors have interests in the merger that may be different from the interests of CFS stockholders generally.

When considering the recommendation of the CFS board that CFS stockholders approve the merger, CFS stockholders should be aware that directors and executive officers of CFS have certain interests in the merger that may be different from or in addition to the interests of CFS stockholders generally.  These interests include certain change of control agreements and Wintrust’s agreement to provide directors’ and officers’ insurance to the officers and directors of CFS, subject to limits on availability and cost, for up to six years following the merger.  The CFS board was aware of these interests and considered them, among other things, in evaluating and negotiating the merger agreement and transactions contemplated thereby and in recommending that the CFS stockholders approve the merger and other transactions contemplated in the merger agreement. See “The Merger—Interests of certain persons in the merger” on page 89.

The shares of Wintrust common stock to be received by CFS stockholders as a result of the merger will have different rights from shares of CFS common stock.

CFS is a Maryland corporation.  Wintrust is an Illinois corporation.  The rights of holders of CFS common stock and CFS preferred stock under Maryland law and CFS’s articles of incorporation and amended and restated by-laws are different from holders of Wintrust common stock under Illinois law and Wintrust’s articles of incorporation and by-laws.  Certain of these differences are described in detail in the section entitled “Comparison of Rights of Wintrust Shareholders and CFS Stockholders” beginning on page 155.  After completion of the merger, CFS stockholders (including holders of CFS preferred stock which will be converted into common stock of CFS immediately prior to the effective time of the merger pursuant to the preferred stock conversion) who receive shares of Wintrust common stock in exchange for their shares of CFS common stock will become Wintrust shareholders, and their rights will be governed by Wintrust’s articles of incorporation and by-laws, in addition to laws and requirements that apply to public companies.  See “Comparison of Rights of Wintrust Shareholders and CFS Stockholders” beginning on page 155 for a discussion of the different rights associated with Wintrust and CFS stock.

The merger agreement contains provisions that restrict CFS’s ability to pursue alternatives to the merger and, in specified circumstances, could require CFS to pay Wintrust a termination fee.

Under the merger agreement, CFS is restricted from seeking or discussing an alternative takeover proposal to the merger.  CFS has agreed that, except as described further below, neither it nor any of its representatives will, directly or indirectly: solicit, initiate or encourage, or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any takeover proposal; enter into any agreement with respect to any takeover proposal; or participate in any discussions or negotiations with, or furnish any information (whether orally or in writing) or access to the business, properties, assets, books or records of CFS or its subsidiaries to, or otherwise cooperate with, knowingly assist, or participate in, facilitate or encourage any effort by, any person (or any representative of a person) that has made, is seeking to make, has informed CFS of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any takeover proposal.

If CFS and its subsidiaries have complied with all their obligations contained in their covenant not to solicit alternative takeover proposals, and the CFS board receives a superior proposal and as a result the CFS board determines in good faith and after consultation with outside counsel and its financial advisors that a failure to so act would be inconsistent with their directors’ duties under Maryland law, then before receipt of stockholder approval of the proposals to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion (but in no event after receipt of such approvals) the CFS board may make a CFS recommendation change and/or, subject to certain restrictions set forth in the merger agreement, terminate the merger agreement in order to enter concurrently into a definitive agreement providing for the implementation of such superior proposal, if after a five business day period of negotiation with Wintrust following the CFS board’s decision to make such a CFS recommendation change and/or terminate the merger agreement in order to enter concurrently into a definitive agreement, Wintrust has not made an offer to CFS that is at least as favorable to the stockholders of CFS, as determined in accordance with the terms of the merger agreement.

Completion of the merger is subject to certain conditions, and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of Wintrust and CFS to complete the merger are subject to satisfaction or waiver (if permitted) of a number of conditions. The satisfaction of all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring.  Any delay in completing the merger could cause the combined company not to realize some or all of the benefits that the combined company expects to achieve if the merger is successfully completed within its expected timeframe.  Further, there can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed.

In addition, if the merger is not completed on or before September 30, 2015 (subject to certain extension rights), either Wintrust or CFS may choose not to proceed with the merger.  CFS may also terminate the merger agreement under certain circumstances, including among others in order to make a CFS recommendation change and/or concurrently enter into a definitive agreement providing for the implementation of a takeover proposal that is determined by the CFS board to be superior to the merger agreement, subject to the terms and conditions of, and as set forth in, the merger agreement (including an opportunity for Wintrust to match any such proposal).  Wintrust may also terminate the merger agreement under certain circumstances.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of CFS.

If the merger is not completed for any reason, including as a result of CFS stockholders failing to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the ongoing business of CFS may be adversely affected and, without realizing any of the benefits of having completed the merger, CFS would be subject to a number of risks, including the following:

•                  CFS may be required, under certain circumstances, to pay a termination fee to the other party (see “The Merger Agreement—Termination fee”);

•                  CFS is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its abilities to execute certain of its business strategies;

•                  CFS may experience negative reactions from the financial markets, including negative impacts on their stock prices or from their customers, regulators and employees;

•                  CFS has incurred and will continue to incur certain costs and fees associated with the merger and other transactions contemplated by the merger agreement; and

•                  matters relating to the merger (including integration planning) may require substantial commitments of time and resources by CFS management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to CFS as an independent company.

In addition, Wintrust and CFS could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Wintrust or CFS to perform its obligations under the merger agreement.  If the merger is not completed, these risks may materialize and may adversely affect Wintrust’s or CFS’s businesses, financial condition, financial results and stock price.

Wintrust and CFS could be subject to legal proceedings in connection with the merger, the outcomes of which are uncertain and which could delay or prevent the completion of the merger.

CFS, Wintrust, Merger Co. and members of their respective boards of directors could be named as defendants in class action lawsuits brought by purported CFS stockholders challenging the proposed merger and the other transactions contemplated by the merger agreement.  Among other remedies, the plaintiffs may seek to enjoin the merger.  One of the conditions to the closing of the merger is that no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger will be in effect.  If plaintiffs are successful in obtaining an injunction prohibiting the defendants from consummating the merger on the agreed terms, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected timeframe.

Risks relating to CFS’s business as a stand-alone company

A return to recessionary conditions could result in increases in CFS’s level of non-performing loans and/or reduce demand for CFS’s products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Following a national home price peak in mid-2006, falling home prices and sharply reduced sales volumes, along with the collapse of the United States’ subprime mortgage industry in early 2007, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter.  Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Concerns over the United States’ credit rating (which was recently downgraded by Standard & Poor’s), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which CFS does business, the value of CFS’s loans and investments, and CFS’s ongoing operations, costs and profitability.  Further declines in real estate values and sales volumes and continued high unemployment levels may result in higher than expected loan delinquencies, increases in CFS’s levels of nonperforming and classified assets and a decline in demand for CFS’s products and services.  These negative events may cause us to incur losses and may adversely affect CFS’s capital, liquidity, and financial condition.

CFS’s provision for loan losses has decreased during recent years.  However, CFS may be required to make further additions to CFS’s allowance for loan losses and to charge-off additional loans in the future.  Further, CFS’s allowance for loan losses may prove to be insufficient to absorb losses in CFS’s loan portfolio.

CFS’s allowance for loan losses was $2.4 million, representing 1.3% of total loans, as of March 31, 2015, compared to an allowance of $2.4 million, or 1.3% of total loans, at December 31, 2014, $2.5 million, or 1.3% of total loans, as of December 31, 2013, $3.0 million, or 1.5% of total loans, at December 31, 2012, and $8.9 million, or 4.3% of total loans, at December 31, 2011. CFS’s nonperforming assets have decreased to $4.6 million, or 1.4% of total assets, at December 31, 2014 from $23.3 million, or 6.7% of total assets, at December 31, 2010.  If the economy and/or the real estate market remains unchanged or further weakens, CFS may be required to add further provisions to CFS’s allowance for loan losses as nonperforming assets could continue to increase or the value of the collateral securing loans may be insufficient to cover any remaining net loan balance, which could have a negative effect on CFS’s results of operations.

Like all financial institutions, CFS maintains an allowance for loan losses to provide for loans in CFS’s portfolio that may not be repaid in their entirety.  CFS believes that CFS’s allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in CFS’s loan portfolio as of the corresponding balance sheet date.  However, CFS’s allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect CFS’s operating results.  In evaluating the adequacy of CFS’s allowance for loan losses, CFS considers such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, personal guarantees, estimated losses relating to specifically identified loans and current economic conditions.  This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, amount and timing of expected future cash flows on affected loans, value of collateral, personal guarantees, estimated losses on specific loans, as well as consideration of general loss experience.  All of these estimates may be susceptible to significant change.  While management uses the best information available at the time to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.  CFS’s estimates of the risk of loss and the amount of loss on any loan are complicated by the significant uncertainties surrounding CFS’s borrowers’ abilities to successfully execute their business models through changing economic environments, the competitive challenges they face, and the effect of current and future economic conditions on collateral values and other factors.  Because of the degree of uncertainty and susceptibility of these factors to change, CFS’s actual losses may vary materially from CFS’s current estimates.

The Federal Deposit Insurance Corporation, or FDIC, and the Division of Banking of the Illinois Department of Financial and Professional Regulation, or IDFPR, as an integral part of their examination process, periodically review CFS’s allowance for loan losses and may require us to increase CFS’s allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease CFS’s allowance for loan losses by recognizing loan charge-offs.  Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on CFS’s financial condition and results of operations.

A continued deterioration in national and local economic conditions may negatively impact CFS’s financial condition and results of operations.

CFS currently is operating in a challenging and uncertain economic environment, both nationally and in the local markets that CFS serves.  Financial institutions continue to be affected by sharp declines in financial and real estate values.  Continued declines in real estate values and home sales, and an increase in the financial stress on borrowers stemming from an uncertain economic environment, including rising unemployment, could have an adverse effect on CFS’s borrowers or their customers, which could adversely impact the repayment of the loans CFS has made.  The overall deterioration in economic conditions also could subject CFS to increased regulatory scrutiny.  In addition, a prolonged recession, or further deterioration in local economic conditions, could result in an increase in loan delinquencies, an increase in problem assets and foreclosures and a decline in the value of the collateral for CFS’s loans.  Furthermore, a prolonged recession or further deterioration in local economic conditions could drive the level of loan losses beyond the level CFS has provided for in CFS’s loan loss allowance, which could necessitate increasing CFS’s provision for loan losses, which would reduce CFS’s earnings.  Additionally, the demand for CFS’s products and services could be reduced, which would adversely impact CFS’s liquidity and the level of revenues CFS generates.

CFS’s ability to utilize capital distributions from the Bank is subject to regulatory limits and other restrictions.

A source of CFS’s income from which CFS could service its debt and pay its obligations is the receipt of dividends from the Bank.  In the event that the Bank is unable to pay dividends to CFS, CFS may not be able to service its debt or pay its obligations.  The inability to receive dividends from the Bank may adversely affect CFS’s business, financial condition, results of operations and prospects.

CFS’s ability to fully utilize CFS’s net deferred tax assets in future periods could be impaired, which will negatively impact CFS’s financial condition and results of operations.

During the year ended December 31, 2011, CFS’s management determined that realization of a portion of CFS’s net deferred tax assets was more likely than not to occur.  As a result, CFS incurred a non-cash income tax expense of $7.1 million related to a valuation allowance on deferred tax assets in 2011.  In 2014 management reversed a portion of the valuation allowance.  If CFS is unable to continue to generate, or demonstrate that CFS can continue to generate, sufficient taxable income in the near future, then CFS may not be able to fully realize the benefits of its deferred tax assets and may be required to recognize an additional valuation allowance if it is more likely than not that some portion of CFS’s deferred tax assets will not be realized.  In each future accounting period, CFS’s management will consider both positive and negative evidence when considering CFS’s ability to utilize CFS’s net deferred tax assets.

CFS may not be able to maintain and manage its growth, which may adversely affect CFS’s results of operations and financial conditions and the value of CFS’s common stock.

CFS’s strategy has been to increase the size of CFS’s company by opening new offices and by pursuing business development opportunities.  CFS has grown rapidly since it commenced operations.  CFS can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with CFS’s growth strategy.  There can be no assurance that CFS’s further expansion will be profitable or that CFS will continue to be able to sustain its historical rate of growth, either through internal growth or through successful expansion of CFS’s markets, or that CFS will be able to maintain capital sufficient to support CFS’s continued growth.  If CFS grows too quickly, however, and is not able to control costs and maintain asset quality, rapid growth also could adversely affect CFS’s financial performance.

CFS is subject to credit risks in connection with the concentration of adjustable rate loans in CFS’s portfolio.

A majority of CFS’s loans held for investment are adjustable rate loans.  Borrowers with adjustable rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward under the terms of the loan from the initial fixed rate or low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin.  Any rise in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans, increasing the possibility of default.  Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates.  In addition, a decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance.  Borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may also find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans.  These events, along or in combination, may contribute to higher delinquency rates and negatively impact earnings.

Fluctuations in interest rates could reduce CFS’s profitability and affect the value of CFS’s assets.

Short-term market interest rates (which CFS uses as a guide to price its deposits) have until recently risen from historically low levels, while longer-term market interest rates (which CFS uses as a guide to price its longer-term loans) have not.  This “flattening” of the market yield curve has had a negative impact on CFS’s interest rate spread and net interest margin.  For the years ended December 31, 2014 and 2013 CFS’s net interest margin was 3.35% and 3.29%, respectively.  If short-term interest rates rise, and if rates on CFS’s deposits re-price upwards faster than the rates on CFS’s long-term loans and investments, CFS would experience compression of CFS’s interest rate spread and net interest margin, which would have a negative effect on CFS’s profitability.  During 2008, however, the U.S. Federal Reserve decreased its target for the federal funds rate to a range of zero to 0.25%.  Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs.  Under these circumstances, CFS is subject to reinvestment risk as CFS may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact CFS’s income.  For further discussion of how changes in interest rates could impact us, see “Quantitative and qualitative disclosures about market risk—Interest Rate Risk” on page 147.

CFS’s emphasis on commercial and construction lending may expose CFS to increased lending risks.

At March 31, 2015, CFS’s loan portfolio included $91.2 million, or 50.1% of commercial real estate loans, $2.6 million, or 1.4% of construction loans, and $15.8 million, or 8.7% of commercial loans.  CFS intends to continue to increase CFS’s emphasis on the origination of commercial type lending.  However, this type of loan generally exposes a lender to greater risk of non-payment and loss than one- to four family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, and the income stream of the borrowers.  Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four family residential mortgage loans.  Commercial loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time.  In addition, since such loans generally entail greater risk than one- to four family residential mortgage loans, CFS may need to increase CFS’s allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans.  Also, many of CFS’s commercial borrowers have more than one loan outstanding with CFS.  Consequently, an adverse development with respect to one loan or one credit relationship can expose CFS to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Increased and/or special FDIC assessments will hurt CFS’s earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund of the FDIC. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance.  Increases in the base assessment rate have increased CFS’s deposit insurance costs and negatively impacted CFS’s earnings.  In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions.  CFS’s special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $536,000.  In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $2.3 million.  Additional increases in the base assessment rate or additional special assessments would negatively impact CFS’s earnings.

Regulatory reform may have a material impact on CFS’s operations.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the Dodd-Frank Act. The Dodd-Frank Act restructures the regulation of depository institutions.  The Dodd-Frank Act contains several provisions that will have a direct impact on the operations of CFS and the Bank.  The legislation contains changes to the laws governing, among other things, FDIC assessments, mortgage originations, holding company capital requirements and risk retention requirements for securitized loans.  The Dodd-Frank Act also provides for the creation of a new agency, the Consumer Financial Protection Bureau, as an independent bureau of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators.  However, institutions of $10 billion or fewer in assets, such as the Bank, will continue to be examined for compliance with such laws and regulations by, and subject to the primary enforcement authority of, the prudential regulator rather than the Consumer Financial Protection Bureau.  The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008 and 2009.  The full impact of the Dodd-Frank Act on CFS’s business and operations will not be known for years until regulations implementing the statute are written and adopted.  However, the Dodd-Frank Act may have a material impact on CFS’s operations, particularly through increased regulatory burden and compliance costs.

CFS needs to generate liquidity to fund CFS’s lending activities.

CFS must have adequate cash or borrowing capacity to meet CFS’s customers’ needs for loans and demand for their deposits.  CFS generates liquidity primarily through the origination of new deposits.  CFS also has access to secured borrowings, Federal Home Loan Bank borrowings and various other lines of credit.  The inability to increase deposits or to access other sources of funds would have a negative effect on CFS’s ability to meet customer needs, could slow loan growth and could adversely affect CFS’s results of operations.

CFS’s profitability depends significantly on economic conditions in CFS’s market.

CFS’s success depends to a large degree on the general economic conditions in CFS’s market areas.  The local economic conditions in these areas have a significant impact on the amount of loans that CFS makes to CFS’s borrowers, the ability of CFS’s borrowers to repay these loans and the value of the collateral securing these loans.  A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond CFS’s control would impact these local economic conditions and could negatively affect CFS’s financial condition and performance.

If CFS experiences greater loan losses than anticipated, it will have an adverse effect on CFS’s net income.

While the risk of nonpayment of loans is inherent in banking, if CFS experiences greater nonpayment levels than CFS anticipates, CFS’s earnings and overall financial condition, as well as the value of CFS’s common stock, could be adversely affected.

CFS cannot assure you that CFS’s monitoring procedures and policies will reduce certain lending risks or that CFS’s allowance for loan losses will be adequate to cover actual losses.  In addition, as a result of the growth in CFS’s loan portfolio, loan losses may be greater than management’s estimates.  Loan losses can cause insolvency and failure of a financial institution and, in such an event, CFS stockholders could lose their entire investment.  In addition, future provisions for loan losses could materially and adversely affect CFS’s profitability.  Any loan losses will reduce the loan loss allowance.  A reduction in the loan loss allowance will be restored by an increase in CFS’s provision for loan losses.  This would reduce CFS’s earnings which could have an adverse effect on CFS’s stock price.

If CFS loses key employees with significant business contacts in CFS’s market area, CFS’s business may suffer.

CFS’s success is largely dependent on the personal contacts of CFS’s officers and employees in CFS’s market area.  If CFS loses key employees temporarily or permanently, its business could be hurt.  CFS could be particularly hurt if CFS’s key employees went to work for CFS’s competitors.  CFS’s future success depends on the continued contributions of CFS’s existing senior management personnel.

In order to be profitable, CFS must compete successfully with other financial institutions which have greater resources than CFS does.

The banking business in the Chicago metropolitan area, in general, is extremely competitive.  Several of CFS’s competitors are larger and have greater resources than CFS does and have been in existence a longer period of time.  CFS must overcome historical bank-customer relationships to attract customers away from CFS’s competition.  CFS competes with the following types of institutions: other commercial banks, savings banks, thrifts, credit unions, consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds and trust companies.  Some of CFS’s competitors are not regulated as extensively as CFS is and, therefore, may have greater flexibility in competing for business.  Some of these competitors are subject to similar regulation but have the advantage of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

CFS’s legal lending limit is determined by law.  The size of the loans which CFS offers to CFS’s customers may be less than the size of the loans that larger competitors are able to offer.  This limit may affect to some degree CFS’s success in establishing relationships with the larger businesses in CFS’s market.

New or acquired branch facilities and other facilities may not be profitable.

CFS may not be able to correctly identify profitable locations for new branches and the costs to start up new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase CFS’s non-interest expense and decrease earnings in the short term.  It may be difficult to adequately and profitably manage CFS’s growth through the establishment of these branches.  In addition, CFS can provide no assurance that these branch sites will successfully attract enough deposits to offset the expenses of operating these branch sites.

Any new branches will be subject to regulatory approval, and there can be no assurance that CFS will succeed in securing such approvals.

Government regulations may prevent or impair CFS’s ability to pay dividends, engage in acquisitions or operate in other ways.

Current and future legislation and the policies established by federal and state regulatory authorities will affect CFS’s operations.  CFS is subject to supervision and periodic examination by the Federal Reserve Board.  As a state chartered commercial bank, the Bank is also subject to regulation and examination by the FDIC and the IDFPR.  Banking regulations are designed primarily for the protection of depositors rather than stockholders, and they may limit CFS’s growth and the return to investors by restricting its activities, such as: the payment of dividends to stockholders; possible transactions with or acquisitions by other institutions; desired investments; loans and interest rates; interest rates paid on deposits; the possible expansion of branch offices; and the ability to provide securities or trust services.

CFS is registered with the Federal Reserve Board as a bank holding company.  CFS cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on CFS’s business.  The cost of compliance with regulatory requirements may adversely affect CFS’s ability to operate profitably.

CFS’s stock trading volume has been low compared to larger bank holding companies.  Accordingly, the value of CFS common stock may be subject to sudden decreases due to the volatility of the price of CFS’s common stock.

Although CFS’s common stock trades on the OTCQB, it is not traded as regularly as the common stock of larger bank holding companies listed on other stock exchanges, such as the New York Stock Exchange or the Nasdaq Stock Market.  CFS cannot predict the extent to which investor interest in CFS will lead to a more active trading market in CFS’s common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of CFS’s common stock at any given time, which presence is dependent upon the individual decisions of investors, over which CFS has no control.

The market price of CFS’s common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•                  actual or anticipated fluctuations in CFS’s operating results;

•                  changes in interest rates;

•                  changes in the legal or regulatory environment in which CFS operates;

•                  press releases, announcements or publicity relating to CFS or CFS’s competitors or relating to trends in CFS’s industry;

•                  changes in expectations as to CFS’s future financial performance, including financial estimates or recommendations by securities analysts and investors;

•                  future sales of CFS’s common stock;

•                  changes in economic conditions in CFS’s marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•                  other developments affecting CFS’s competitors or CFS.

These factors may adversely affect the trading price of CFS’s common stock, regardless of CFS’s actual operating performance.  In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies.  These broad fluctuations may adversely affect the market price of CFS’s common stock, regardless of CFS’s trading performance.

A significant percentage of CFS’s voting securities were sold to investors in CFS’s December 2012 private placement offering and September 2013 private placement offering, and these investors may therefore have the ability to significantly impact certain corporate actions that other stockholders of CFS may not agree with.

A significant percentage of CFS’s voting securities were sold to investors in CFS’s December 2012 private placement offering and September 2013 private placement offering.  CFS’s six largest investors each beneficially own more than 5.0% of CFS’s outstanding voting securities and collectively beneficially own approximately 53.3% of CFS’s outstanding voting securities as a result of their participation in CFS’s December 2012 and/or September 2013 private placement offerings.  Because the collective voting interests acquired by these investors represent a substantial percentage of CFS’s outstanding voting securities, these investors have the ability to significantly impact the outcome of proposals presented for a vote of CFS stockholders, such as the election of directors, particularly in the event that they vote their shares in a similar manner.

Three of the investors that participated in CFS’s December 2012 private placement offering were each entitled to appoint a member of CFS’s board of directors.  Additionally, in connection with the December 2012 private placement offering, CFS agreed to appoint Donald H. Wilson, who was also an investor in the offering, to serve as chairman of the board of directors following the December 2012 private placement offering.  These appointees represent four of CFS’s eight directors and may therefore be able to exert significant influence over the board of directors.

On December 21, 2012, CFS consummated a $24.0 million private placement offering pursuant to the terms of a Securities Purchase Agreement, dated as of November 13, 2012, by and between CFS and more than 60 accredited investors.  In accordance with the terms of the Securities Purchase Agreement, three of the investors that participated in CFS’s December 2012 private placement offering were entitled to each appoint a member of CFS’s board of directors.  Furthermore, pursuant to the terms of the Securities Purchase Agreement, each of these three investors will have the right to be represented on CFS’s board of directors by one director of its choice for as long as it maintains at least a 2.5% ownership interest in CFS.  In addition, under the Securities Purchase Agreement, CFS agreed to appoint Donald H. Wilson, who was also an investor in the offering, to serve as chairman of the board of directors following the December 2012 private placement offering.  However, unlike the other three investors that have appointed board representatives, Mr. Wilson does not have the right to continue to serve on the board for so long as he maintains a minimum ownership interest in CFS.  The individuals appointed to serve on the board of directors pursuant to the terms of the Securities Purchase Agreement currently comprise four of the eight members of CFS’s board of directors.  Although these four individuals constitute less than a majority of CFS’s board of directors, the representation of these investors on the board of directors may increase their ability to influence the board to take certain corporate actions that other stockholders of CFS may not agree with.

CFS’s ability to pay dividends on shares of CFS’s common stock is limited by the terms of CFS’s outstanding shares of preferred stock and CFS’s desire to continue to preserve capital.

Historically, it has been a policy of CFS to pay only small to moderate dividends so as to retain earnings to support growth.  However, on October 15, 2008 the board of directors voted to suspend the payment of cash dividends on CFS’s common stock in an effort to conserve capital.  The holders of CFS’s outstanding Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares are entitled to participate in all common stock dividends on an as converted basis, and CFS may not pay dividends on CFS’s common stock unless an identical dividend is payable at the same time on the Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares.  On March 2, 2015, CFS had 119,829, 65,427 and 5,990 outstanding shares of Series C  Preferred Shares, Series D  Preferred Shares and Series E Preferred Shares, respectively each of which is convertible into 100 shares of common stock.  In addition, pursuant to the terms of the merger agreement, CFS may not declare or pay any dividends or other distributions prior to the effective time of the merger without prior written consent of Wintrust.

The market price of CFS’s common stock may decline due to the large number of shares that have been registered for resale by certain investors that participated in CFS’s December 2012 and September 2013 private placement offerings.

In connection with the private placement offerings that CFS completed in December 2012 and September 2013, CFS has registered with the SEC an aggregate of 21,306,800 shares of common stock that have been issued to investors, or are issuable to investors upon the conversion of Series C  Preferred Shares, Series D  Preferred Shares and Series E  Preferred Shares purchased in the private placement offerings.  Prior to the consummation of the December 2012 private placement offering, CFS had a total of 1,245,267 shares of common stock registered with the SEC.  Although CFS’s common stock trades on the OTCQB, it is not traded as regularly as the common stock of larger bank holding companies listed on other stock exchanges, such as the New York Stock Exchange or the Nasdaq Stock Market.  Accordingly, the value of CFS common stock may be subject to decreases due to additional volatility of the price of CFS’s common stock caused by an investor or multiple investors seeking to sell a significant number of shares in the open market.

The issuance of additional shares of common stock or other equity securities will further dilute the ownership interests of existing stockholders.

CFS’s articles of incorporation authorize CFS’s board of directors to issue up to 75,000,000 shares of common stock.  On March 2, 2015, CFS had 10,781,988 shares of common stock outstanding and has reserved approximately an additional 22,025,000 shares for issuance upon the conversion of shares of CFS’s outstanding preferred stock or to fund future equity awards. Accordingly, CFS’s board of directors is currently authorized to issue approximately an additional 42,193,012 shares of common stock.  In order to maintain CFS’s capital at desired levels or required regulatory levels, or to fund future growth, CFS’s board of directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of CFS’s common stock. The sale of these securities may significantly dilute CFS stockholders’ ownership interest as a shareholder and the market price of CFS’s common stock. New investors of other equity securities issued by us in the future may also have rights, preferences and privileges senior to CFS’s current stockholders which may adversely impact CFS’s current stockholders.

CFS may become liable for liquidated damages to certain stockholders if CFS fails to register the resale of their shares, or maintain the effectiveness of the registration statement filed by us, with the SEC.

Pursuant to the terms of a Registration Rights Agreement, dated as of November 13, 2012 (the “Registration Rights Agreement”), CFS is required to file and maintain the effectiveness of a resale registration statement with the SEC with respect to the aggregate amount of shares of common stock issuable upon the conversion of the Series C  Preferred Shares, Series D  Preferred Shares and Series E  Preferred Shares (subject to certain limitations set forth in the Registration Rights Agreement).  A resale registration statement must be filed within 30 days after each closing of the investment and must be declared effective (i) within 90 days of each closing of the investment in the event the SEC does not review the registration statement or (ii) within 120 days of each closing of the investment in the event the SEC reviews the registration statement. Failure to meet these deadlines, as well as certain other events, may result in CFS’s being obligated to pay holders of registrable securities liquidated damages on each event date and each monthly anniversary of such event until the applicable event is cured.  The liquidated damages would equal 1.5% of the aggregate purchase price paid by the holder pursuant to the Securities Purchase Agreement for any registrable securities held by such holder on the event date.

CFS is dependent on CFS’s information technology and telecommunications systems and third-party service providers; systems failures, interruptions and security breaches could have a material adverse effect on us.

CFS’s business is dependent on the successful and uninterrupted functioning of CFS’s information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt CFS’s operations. Because CFS’s information technology and telecommunications systems interface with and depend on third-party systems, CFS could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise CFS’s ability to operate effectively, damage CFS’s reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

CFS’s third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. CFS may be required to expend significant additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of CFS’s third-party service providers or the activities of CFS’s customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities.

Security breaches and other disruptions could compromise CFS’s information and expose us to liability, which would cause CFS’s business and reputation to suffer.

In the ordinary course of CFS’s business, CFS collects and stores sensitive data, including CFS’s proprietary business information and that of CFS’s customers, suppliers and business partners; and personally identifiable information of CFS’s customers and employees. The secure processing, maintenance and transmission of this information is critical to CFS’s operations and business strategy. CFS, CFS’s customers, and other financial institutions with which CFS interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Despite CFS’s security measures, CFS’s information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise CFS’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt CFS’s operations and the services CFS provides to customers; damage CFS’s reputation; and cause a loss of confidence in CFS’s products and services, all of which could adversely affect CFS’s business, revenues and competitive position.  CFS may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses.

To remain competitive, CFS must keep pace with technological change.

Financial products and services have become increasingly technology-driven. CFS’s ability to meet the needs of CFS’s customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of CFS’s competitors have greater resources to invest in technology than CFS does and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on CFS’s business and therefore on CFS’s financial condition and results of operations.

CFS relies on technology to conduct many transactions with CFS’s customers and is therefore subject to risks associated with systems failures, interruptions or breaches of security.

Communications and information systems are essential to the conduct of CFS’s business, as CFS uses such systems to manage CFS’s customer relationships, its general ledger, its deposits, and its loans.  While CFS has established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do.  In addition, any compromise of CFS’s security systems could deter customers from using CFS’s website and CFS’s online banking services, both of which involve the transmission of confidential information.  Although CFS relies on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect CFS’s systems from compromises or breaches of security.

In addition, CFS outsources certain of CFS’s data processing to certain third-party providers.  If CFS’s third-party providers encounter difficulties, or if CFS has difficulty in communicating with them, CFS’s ability to adequately process and account for customer transactions could be affected, and CFS’s business operations could be adversely impacted.  Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage CFS’s reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to civil litigation and possible financial liability.  Any of these occurrences could have a material adverse effect on CFS’s financial condition and results of operations.

Risks relating to the businesses of Wintrust and the combined company

CFS stockholders will not control Wintrust’s future operations.

Currently, CFS stockholders own 100% of CFS and have the power to approve or reject any matters requiring stockholder approval under Maryland law and CFS’s articles of incorporation and amended and restated by-laws.  After the merger, CFS stockholders are expected to become owners of approximately 1% of the outstanding shares of Wintrust common stock.  Even if all former CFS stockholders voted together on all matters presented to Wintrust’s shareholders, from time to time, the former CFS stockholders most likely would not have a significant impact on the approval or rejection of future Wintrust proposals submitted to a shareholder vote.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

This document contains, and the documents into which it may be incorporated by reference may contain, forward-looking statements within the meaning of federal securities laws concerning Wintrust, CFS, the combined company, the proposed merger and the other transactions contemplated by the merger agreement and other matters.  Forward-looking information can be identified through the use of words such as “intend,” “plan,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “contemplate,” “possible,” “point,” “will,” “may,” “should,” “would” and “could.”  Forward-looking statements and information are not historical facts, are premised on many factors and assumptions, and represent only management’s expectations, estimates and projections regarding future events.  Similarly, these statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include, but are not limited to, those listed below, the risk factors described in the section entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus and the risk factors discussed under Item 1A of the Annual Reports on Form 10-K for the year ended December 31, 2014 filed by Wintrust and in any of Wintrust’s subsequent SEC filings.  Wintrust and CFS intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of invoking these safe harbor provisions.  Such forward-looking statements may be deemed to include, among other things, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, Wintrust’s, CFS’s or the combined company’s goals, intentions, expectations, business plan and growth strategies, the asset quality of Wintrust’s, CFS’s or the combined company’s loan and investment portfolios and estimates of Wintrust’s, CFS’s or the combined company’s risks and future costs and benefits.  Actual results could differ materially from those addressed in the forward-looking statements as a result of numerous factors, including the following:

•                  failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise;

•                  failure to satisfy other closing conditions to the proposed merger;

•                  risks that the businesses will not be integrated successfully or that the combined company will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected;

•                  failure to realize anticipated benefits of the combined operations;

•                  risks relating to unanticipated costs of integration;

•                  the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors;

•                  ability to hire and retain key personnel;

•                  ability to attract new customers and retain existing customers in the manner anticipated;

•                  negative economic conditions that adversely affect the economy, housing prices, the job market and other factors that may affect liquidity and the performance of loan portfolios, particularly in the markets in which the combined company operates;

•                  the extent of defaults and losses on loan portfolios, which may require further increases in allowances for credit losses;

•                  estimates of fair value of certain assets and liabilities, which could change in value significantly from period to period;

•                  the financial success and economic viability of the borrowers of commercial loans;

•                  market conditions in the commercial real-estate market in the Chicago metropolitan and southern Wisconsin areas;

•                  the extent of commercial and consumer delinquencies and declines in real estate values, which may require further increases in allowances for loan and lease losses;

•                  inaccurate assumptions in the analytical and forecasting models used to manage the loan portfolio;

•                  changes in the level and volatility of interest rates, the capital markets and other market indices that may affect, among other things, liquidity and the value of certain assets and liabilities;

•                  competitive pressures in the financial services business which may affect the pricing of loan and deposit products as well as services provided by the combined company (including wealth management services);

•                  failure to identify and complete favorable acquisitions in the future or unexpected difficulties or developments related to the integration of Wintrust’s recent or future acquisitions, including the acquisition of CFS pursuant to the merger agreement;

•                  unexpected difficulties and losses related to FDIC-assisted acquisitions, including those resulting from loss-sharing arrangements with the FDIC;

•                  any negative perception of reputation or financial strength;

•                  ability to raise additional capital on acceptable terms when needed;

•                  disruption in capital markets, which may lower fair values for investment portfolios;

•                  ability to use technology to provide products and services that will satisfy customer demands and create efficiencies in operations;

•                  adverse effects on information technology systems resulting from failures, human error or tampering;

•                  adverse effects of failures by vendors to provide agreed upon services in the manner and at the cost agreed, particularly information technology vendors;

•                  increased costs as a result of protecting customers from the impact of stolen debit card information;

•                  accuracy and completeness of information received about customers and counterparties to make credit decisions;

•                  the ability to attract and retain senior management experienced in the banking and financial services industries;

•                  environmental liability risk associated with lending activities;

•                  the impact of any claims or legal actions, including any reputational effect;

•                  losses incurred in connection with repurchases and indemnification payments related to mortgages;

•                  the loss of customers as a result of technological changes allowing consumers to complete their financial transactions without the use of a bank;

•                  the soundness of other financial institutions;

•                  the expenses and delayed returns inherent in opening new branches and de novo banks;

•                  examinations and challenges by tax authorities;

•                  changes in accounting standards, rules and interpretations and the impact on the financial statements;

•                  ability to receive dividends from subsidiaries;

•                  a decrease in regulatory capital ratios, including as a result of further declines in the value of loan portfolios, or otherwise;

•                  legislative or regulatory changes, particularly changes in regulation of financial services companies and/or the products and services offered by financial services companies, including those resulting from the Dodd-Frank Act;

•                  a lowering of credit ratings;

•                  changes in U.S. monetary policy;

•                  restrictions upon the ability to market products to consumers and limitations on the ability to profitably operate its mortgage business resulting from the Dodd-Frank Act;

•                  increased costs of compliance, heightened regulatory capital requirements and other risks associated with changes in regulation and the current regulatory environment, including the Dodd-Frank Act;

•                  the impact of heightened capital requirements;

•                  increases in FDIC insurance premiums, or the collection of special assessments by the FDIC;

•                  delinquencies or fraud with respect to the premium finance business;

•                  credit downgrades among commercial and life insurance providers that could negatively affect the value of collateral securing the premium finance loans;

•                  ability to comply with covenants under credit facilities; and

•                  fluctuations in the stock market, which may have an adverse impact on the wealth management business and brokerage operation.

Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.  The reader is cautioned not to place undue reliance on any forward-looking statement made by Wintrust or CFS.  Forward-looking statements speak only as of the date they are made, and neither Wintrust nor CFS undertake any obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.  Persons are advised, however, to consult further disclosures management makes on related subjects in reports filed with the SEC and in press releases.

INFORMATION ABOUT THE SPECIAL MEETING OF CFS STOCKHOLDERS

CFS’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of CFS common stock, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares for use at the special meeting of CFS stockholders.

Date, time and place of the special meeting

The special meeting will be held at Community Bank-Wheaton/Glen Ellyn on July 16, 2015 at 1:00 p.m., local time.

Purpose of the special meeting

At the special meeting, CFS’s board of directors will ask you to consider and vote upon the following:

•                  a proposal to approve the merger agreement, dated as of March 2, 2015, among Wintrust Financial Corporation, an Illinois corporation, or Wintrust, Wintrust Merger Sub LLC, a wholly-owned subsidiary of Wintrust, or Merger Co., and CFS, which we refer to as the merger agreement, the merger of CFS with and into Merger Co. contemplated by the merger agreement and the other transactions contemplated by the merger agreement.  A copy of the merger agreement is included as Annex A to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve an amendment to the articles supplementary to the articles of incorporation of CFS for the Series C Convertible Noncumulative Perpetual Preferred Stock, or Series C Preferred Shares, providing for the automatic conversion of each Series C Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger.  The purpose of the conversion is to facilitate the proposed merger transaction by (i) providing holders of Series C Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series C Preferred Shares and (ii) providing for the extinguishment of the outstanding Series C Preferred Shares immediately prior to the effective time of the merger.  A copy of the amended and restated articles of supplementary to the articles of incorporation of CFS for the Series C Preferred Shares reflecting the amendment is included as Annex B to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve an amendment to the articles supplementary to the articles of incorporation of CFS for the Series D Convertible Noncumulative Perpetual Preferred Stock, or Series D Preferred Shares, providing for the automatic conversion of each Series D Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of the Series D Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series D Preferred Shares and (ii) providing for the extinguishment of the outstanding Series D Preferred Shares immediately prior to the effective time of the merger.  A copy of the amended and restated articles of supplementary to the articles of incorporation of CFS for the Series D Preferred Shares reflecting the amendment is included as Annex C to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve an amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Convertible Noncumulative Perpetual Preferred Stock, or Series E Preferred Shares, providing for the automatic conversion of each Series E Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of Series E Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series E Preferred Shares and (ii) providing for the extinguishment of the outstanding Series E Preferred Shares immediately prior to the effective time of the merger.  A copy of the amended and restated articles of supplementary to the articles of incorporation of CFS for the Series E Preferred Shares reflecting the amendment is included as Annex D to the proxy statement/prospectus accompanying this notice;

•                  a proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers; and

•                  a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the proposals to approve the merger agreement, the merger and other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock providing for, among other matters, the preferred stock conversion.

Record date and voting rights for the special meeting

CFS has set the close of business on May 27, 2015, as the record date for determining the holders of CFS common stock, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares entitled to notice of and to vote at the special meeting.  Only CFS stockholders at the close of business on the record date are entitled to notice of and to vote at the special meeting.  As of the record date, there were 10,781,988 shares of CFS common stock, 119,829 Series C Preferred Shares, 65,427 Series D Preferred Shares and 5,990 Series E Preferred Shares outstanding and entitled to vote at the special meeting.

Quorum

CFS’s by-laws provide that a majority of the outstanding securities of CFS entitled to vote, represented in person or by proxy, shall constitute a quorum.  Abstentions are treated as present at the meeting for purposes of determining whether a quorum is present.  If you hold your shares in “street name” and do not provide your broker or other nominee with instructions and your broker or other nominee does not submit a proxy card or otherwise does not vote because the broker or other nominee lacks discretionary authority to vote the shares, your shares will not be counted for purposes of determining a quorum and they will have the same effect as a vote against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for the preferred stock conversion, as the case may be, and will have no effect on the proposal to approve, on an non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers proposal or the proposal to adjourn the special meeting, if necessary or appropriate.

Vote required

Approval of the merger requires the affirmative vote at the special meeting of (i) two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), which we refer to collectively as the voting securities, voting together as a single class and (ii) a majority of the outstanding shares of each of (A) the Series C Preferred Shares, (B) the Series D Preferred Shares and (C) the Series E Preferred Shares.  Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Approval of the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series C Preferred Shares requires the affirmative vote of (i) two-thirds of the outstanding voting securities, (ii) a majority of the outstanding shares of CFS common stock and (iii) a majority of the outstanding Series C Preferred Shares. Approval of the amendment to the articles supplementary of the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series D Preferred Shares requires the affirmative vote of (i) two-thirds of the outstanding voting securities and (ii) a majority of the outstanding Series D Preferred Shares. Approval of the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series E Preferred Shares requires the affirmative vote of (i) two-thirds of the outstanding voting securities and (ii) a majority of the outstanding Series E Preferred Shares. Abstentions and failures to vote have the effect of votes against the approval of the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

Approval of the proposals to approve merger-related compensation arrangements for CFS’s named executive officers and to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the proposals to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion requires, in each case, a majority of all the votes cast by the outstanding voting securities at the special meeting if a quorum is present.  In the absence of a quorum, a majority of the outstanding voting securities present, in person or by proxy, at the special meeting may adjourn the special meeting.  Abstentions and failures to vote will have no effect on the approval of the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers.

The failure of a CFS stockholder to vote or to instruct his, her or its broker, bank or nominee to vote if his, her or its shares are held in “street name” will have the same effect as a vote against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and will have no impact on the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements for CFS’s named executive officers or the proposal to adjourn the special meeting, if necessary or appropriate.  An abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and will have no impact on the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements for CFS’s named executive officers or the proposal to adjourn the special meeting, if necessary or appropriate.

Voting agreement

All of the directors and officers of CFS and certain CFS stockholders have committed, among other things, to vote their shares in favor of the merger and any other matter necessary for consummation of the transactions contemplated by the merger agreement (including the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion).  The shares subject to the voting agreement represent approximately 10.7% of the outstanding shares of CFS common stock, 31.5% of the outstanding voting securities, 50.1% of the outstanding Series C Preferred Shares, 89.1% of the outstanding Series D Preferred Shares and 0% of the outstanding Series E Preferred Shares, each as of May 27, 2015.  Wintrust does not own any shares of CFS common stock.  See “The Merger—Voting agreement” on page 91 for a description of the provisions of the voting agreement.

Voting; proxies; revocation

Holders of CFS common stock as of the record date may vote by proxy or in person at the special meeting. Votes cast by proxy or in person at the special meeting will be tabulated and certified by Broadridge Financial Solutions, Inc.

Voting in person

CFS stockholders who plan to attend the special meeting and wish to vote in person will be given a ballot at the special meeting.  Please note, however, that CFS stockholders who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, and who wish to vote in person at the special meeting, must bring to the special meeting a proxy from the record holder of the shares authorizing such CFS stockholder to vote at the special meeting.

Voting by proxy

The vote of each CFS stockholder is very important. Accordingly, CFS stockholders who hold their shares as a record holder should vote by proxy by:

•                  completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope;

•                  calling the toll-free number specified on your proxy card; or

•                  accessing the Internet website specified on your proxy card.

CFS stockholders should vote their proxy even if they plan to attend the special meeting.  CFS stockholders can always change their vote at the special meeting. Voting instructions are included on the enclosed proxy card.  If a CFS stockholder properly gives his, her or its proxy and submits it to CFS in time to vote, one of the individuals named as such CFS stockholder’s proxy will vote the shares as such CFS stockholder has directed. A proxy card is enclosed for use by CFS stockholder.

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If a CFS stockholder holds shares of CFS common stock as a record holder, he, she or it may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise mailing it to CFS, or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card.  If a CFS stockholder holds shares of CFS common stock in “street name”, which means such shares are held of record by a broker, bank or nominee, the CFS stockholder will receive instructions from his, her or its broker, bank or other nominee that the CFS stockholder must follow in order to vote his, her or its shares.  A CFS stockholder’s broker, bank or nominee may allow such CFS stockholder to deliver voting instructions over the Internet or by telephone.  CFS stockholders who hold their shares in “street name” should refer to the voting instructions from their broker, bank or nominee that accompany this joint proxy statement/prospectus.

All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, “FOR” the proposals approving the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion, “FOR” the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements for CFS’s named executive officers and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate.

How you may revoke or change your vote

You can revoke your proxy at any time before it is voted at the special meeting by any of the following methods:

•                  Submitting a later-dated proxy by mail.

•                  Sending a written notice of revocation of proxy, prior to the taking of the vote at the meeting, to the Corporate Secretary of CFS at:

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, Illinois 60137

Attention: Christopher P. Barton, Secretary

Facsimile: (630) 545-0399

•                  Attending the special meeting and voting in person, although your attendance at the special meeting will not in and of itself revoke your proxy.  You must also vote your shares at the meeting.

If your shares are held in the name of a bank, broker or other record holder, you must obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting.  CFS stockholders must contact their broker, bank or other nominee to find out how to do so.

Abstentions and failures to vote

The failure of a CFS stockholder to vote or to instruct his, her or its broker, bank or nominee to vote if his, her or its shares are held in “street name” will have the same effect as a vote against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and will have no impact on the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements for CFS’s named executive officers or the proposal to adjourn the special meeting, if necessary or appropriate.  An abstention, which occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting, will have the same effect as voting against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and will have no impact on the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements for CFS’s named executive officers or the proposal to adjourn the special meeting, if necessary or appropriate.

Brokers who are registered stockholders owning shares on behalf of beneficial owners are required under stock exchange rules to obtain the instructions of beneficial owners before casting a vote on certain matters. In the absence of such instructions the broker may not vote the shares on such matters, and such a situation is referred to as a broker “non-vote.” Failures to vote are not treated as votes cast for purposes of these matters and will not have any impact on the outcome.

Under the rules that govern brokers who have record ownership of shares that are held in “street name” for their clients, brokers typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners.  However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. Failures to vote are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on this proposal.  If a CFS stockholder’s broker holds such stockholder’s CFS common stock in “street name,” the broker will vote such stockholder’s shares only if the stockholder provides instructions on how to vote by filling out the voter instruction form sent to the stockholder by his, her or its broker with this proxy statement/prospectus. It is expected that brokers and other nominees will not have discretionary authority to vote on any of the proposals.

Proxy solicitation

CFS is soliciting proxies for the special meeting from CFS stockholders. CFS will bear the entire cost of soliciting proxies from CFS stockholders.  In addition to the solicitation of proxies by mail, CFS will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of CFS common stock held by them and secure their voting instructions, if necessary.  CFS will reimburse those record holders for their reasonable expenses.  CFS has also made arrangements with Laurel Hill Advisory Group, LLC to assist it in soliciting proxies and has agreed to pay Laurel Hill Advisory Group, LLC approximately $5,500 plus reasonable expenses for these services. CFS also may use several of its regular employees, who will not be specially compensated, to solicit proxies from CFS stockholders, either personally or by telephone or electronic mail.

Other business; adjournments

Only proposals set forth in the notice may be acted upon at the CFS special meeting.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies.  Any adjournment may be made from time to time by a majority of the votes cast by the outstanding securities entitled to vote, represented in person or by proxy, at the special meeting, if a quorum is present.  In the absence of a quorum, holders of a majority of the outstanding securities entitled to vote, represented in person or by proxy, at the special meeting may adjourn the special meeting.

PROPOSAL 1—APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT

General

The first proposal to be considered by CFS stockholders, which will be considered by holders of CFS common stock and holders of shares of CFS preferred stock, will be a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.  You should carefully read this proxy statement in its entirety for more detailed information concerning the merger agreement, the merger and the other transactions contemplated in the merger agreement.  In particular, you should read in its entirety the merger agreement, which is attached as Annex A to this proxy statement/prospectus.  In addition, see the sections entitled “The Merger,” beginning on page 63, and “The Merger Agreement,” beginning on page 94.

The proposal

At the CFS special meeting, holders of the CFS common stock and Series C Preferred Shares, voting together as a single class, will be asked to vote on the approval of the merger agreement, the merger and other transactions contemplated by the merger agreement.  In addition, holders of each of the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares voting as separate classes will be asked to vote as well.

Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and the preferred stock conversion is a closing condition for completion of the merger.  The merger will not be completed unless CFS stockholders approve the merger.  Even if the merger receives the requisite votes for stockholder approval, the merger will not be completed if any of the amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares are not approved by the requisite vote of stockholders.

Vote required and CFS board recommendation

The affirmative vote of two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, is required to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

In addition, a majority of the outstanding shares of each of the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares is required to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Abstentions and failures to vote have the effect of votes against the approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement.  If you return a properly executed proxy card, but do not indicate instructions on your proxy card, your shares represented by such proxy card will be voted “FOR” the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

CFS’s board of directors unanimously recommends that CFS stockholders vote “FOR” approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

PROPOSAL 2—AMENDMENT TO THE ARTICLES SUPPLEMENTARY TO THE ARTICLES OF INCORPORATION OF CFS FOR THE SERIES C PREFERRED SHARES

General

The second proposal to be considered by CFS stockholders, which will be considered by holders of CFS common stock and holders of Series C Preferred Shares, will be the approval of a proposed amendment of the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.  The proposed amendment provides for, among other matters, the automatic conversion of each Series C Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger, without any action on the part of the holder of such Series C Preferred Share.  The purpose of the amendment is to facilitate the proposed merger transaction by (i) providing holders of the Series C Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series C Preferred Shares and (ii) providing for the extinguishment of the outstanding Series C Preferred Shares immediately prior to the effective time of the merger.

The proposal

The articles supplementary to the articles of incorporation for the Series C Preferred Shares, which form part of the articles of incorporation of CFS, govern the Series C Preferred Shares.  The current articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares contain certain provisions that allow for a holder of Series C Preferred Shares to, under certain conditions and subject to certain ownership restrictions and anti-dilution provisions, elect to convert each Series C Preferred Share into the number of shares of CFS common stock equal to the then-applicable conversion rate, as defined in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, which applicable conversion rate is currently 100 shares of CFS common stock, at such holder’s discretion.  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series C Preferred Shares” for a summary of the preferred stock conversion provisions in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.  The articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares also provide that, upon a change of control of CFS as defined therein, which definition would include completion of the merger, each holder of Series C Preferred Shares would receive, upon election of such holder, an amount equal to the greater of (i) the sum of (A) $100.00 per Series C Preferred Share (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Share) and (B) the amount of any declared, but unpaid, distributions to the date of payment and (ii) the amount such holder would have received if such Series C Preferred Share had been fully converted into shares of CFS common stock in accordance with the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares (without regard to any limitations on the conversion of the Series C Preferred Shares contained in such articles supplementary) immediately prior to such liquidation, dissolution or winding up (such greater amount of the foregoing clauses (i) and (ii), the Series C liquidation preference).  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series C Preferred Shares” for a summary of the change of control provisions in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.  The per share amount of the Series C liquidation preference that would be received upon completion of the merger is equal to the per share merger consideration such holder would have received if such holder had elected to convert such holder’s Series C Preferred Shares into shares of CFS common stock prior to the completion of the merger.

The merger agreement provides that, as a condition to the completion of the merger, the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares will be amended as set forth in Annex B.  The proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares provides that, immediately prior to completion of the merger, each Series C Preferred Share will automatically convert into 100 shares of CFS common stock, without any action on the part of holder of such Series C Preferred Shares.  In addition, the proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares provides that the merger would be exempt from and would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares that would otherwise be triggered by the merger.  The purpose of the amendment is to facilitate the proposed merger transaction by (i) providing holders of the Series C Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series C Preferred Shares and (ii) providing for the extinguishment of the outstanding Series C Preferred Shares immediately prior to the effective time of the merger.

Effect of the amendment

As a result of the amendment to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares (assuming such amendment is approved by the requisite number of stockholders), each Series C Preferred Share would automatically convert into 100 shares of common stock of CFS immediately prior to the effective time of the merger, without any action on the part of the holder of such Series C Preferred Share.  As such, upon the effective time of the merger, each such share of common stock of CFS would be converted into the right to receive the merger consideration and would be treated in the same manner as all other shares of common stock of CFS, and the merger would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.  See “The Merger Agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration and “The Preferred Stock Conversion—Description of CFS preferred stock—Series C Preferred Shares” for a description of the change of control provisions contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.  The per share merger consideration that each holder of Series C Preferred Shares would receive would be equal to the amount of the merger consideration to which such holder is entitled under the terms of the Series C Preferred Shares.

This amendment has been declared advisable by the unanimous vote of the CFS board of directors.

Description of the Series C Preferred Shares

For a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Series C Preferred Shares, see “The Preferred Stock Conversion—Description of CFS preferred stock—Series C Preferred Shares.”  You should also read the full text of the amended and restated articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares reflecting the amendment set forth in Annex B.

Vote required and CFS board recommendation

The affirmative vote of two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, is required to approve a proposed amendment to the articles supplementary to the articles of incorporation of CFS with respect to the Series C Preferred Shares.

Additionally, the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares require that this proposed amendment be approved by each of (i) a majority of the outstanding Series C Preferred Shares and (ii) a majority of the outstanding shares of CFS common stock, voting as separate classes.

Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series C Preferred Shares.  If you return a properly executed proxy card, but do not indicate instructions on your proxy card, your shares of CFS common stock represented by such proxy card will be voted “FOR” the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.

Approval of the amendment to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares is a closing condition for the merger.  The merger and the conversion of CFS preferred stock into CFS common stock will not be completed unless CFS stockholders approve this amendment.  Even if this amendment receives the requisite votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

The CFS board unanimously recommends that CFS stockholders vote “FOR” the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares.

PROPOSAL 3—AMENDMENT TO THE ARTICLES SUPPLEMENTARY TO THE ARTICLES OF INCORPORATION OF CFS FOR THE SERIES D PREFERRED SHARES

General

The third proposal to be considered by CFS stockholders, which will be considered by holders of CFS common stock and holders of Series D Preferred Shares, will be the approval of a proposed amendment of the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.  The proposed amendment provides for, among other matters, the automatic conversion of each Series D Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger, without any action on the part of the holder of such Series D Preferred Share.  The purpose of the amendment is to facilitate the proposed merger transaction by (i) providing holders of the Series D Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series D Preferred Shares and (ii) providing for the extinguishment of the outstanding Series D Preferred Shares immediately prior to the effective time of the merger.

The proposal

The articles supplementary to the articles of incorporation for the Series D Preferred Shares, which form part of the articles of incorporation of CFS, govern the Series D Preferred Shares.  The current articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares contain certain provisions that allow for a holder of Series D Preferred Shares to, under certain conditions and subject to certain ownership restrictions and anti-dilution provisions, elect to convert each Series D Preferred Share into a Series C Preferred Share.  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series D Preferred Shares” for a summary of the preferred stock conversion provisions in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.  The current articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares allow for a holder of such Series C Preferred Shares to, under certain conditions and subject to certain ownership restrictions and anti-dilution provisions, elect to convert each Series C Preferred Share into the number of shares of CFS common stock equal to the then-applicable conversion rate, as defined in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, which applicable conversion rate is currently 100 shares of CFS common stock, at such holder’s discretion.  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series C Preferred Shares.”

The articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares also provide that, upon a change of control of CFS as defined in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares, which definition would include completion of the merger, each holder of Series D Preferred Shares would receive, upon election of such holder, and solely with respect to any or all of the Series C Preferred Shares held by such holder, an amount equal to the greater of (i) the sum of (A) $100.00 per Series D Preferred Share (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Share) and (B) the amount of any declared, but unpaid, distributions to the date of payment and (ii) the amount such holder would have received if such Series D Preferred Share had been fully converted into shares of CFS common stock in accordance with the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares immediately prior to such liquidation, dissolution or winding up (such greater amount of the foregoing clauses (i) and (ii), the Series D liquidation preference).  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series D Preferred Shares” for a summary of the change of control provisions in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.  As such, unless this proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS is approved, holders of Series D Preferred Shares may only receive a payment upon a change of control of CFS (including completion of the merger) if such holder elects to convert such Series D Preferred Shares into Series C Preferred Shares prior to such change of control to receive the Series C liquidation preference.  The per share amount of the Series C liquidation preference that would be received upon completion of the merger is equal to the per share merger consideration such holder would have received if such holder had elected to convert such holder’s Series D Preferred Shares into Series C Preferred Shares and subsequently elected to convert such holder’s Series C Preferred Shares into shares of CFS common stock prior to the completion of the merger.

The merger agreement provides that, as a condition to the completion of the merger, the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares will be amended as set forth in Annex C.  The proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares provides that, immediately prior to completion of the merger, each Series D Preferred Share will automatically convert into 100 shares of CFS common stock, without any action on the part of holder of such Series D Preferred Shares.  In addition, the proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares provides that the merger would be exempt from and would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares that would otherwise be triggered by the merger.  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series D Preferred Shares” for a summary of the change of control provisions in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares. The purpose of the amendment is to facilitate the proposed merger transaction by (i) providing holders of the Series D Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series D Preferred Shares without any further action on the part of the holder and (ii) providing for the extinguishment of the outstanding Series D Preferred Shares immediately prior to the effective time of the merger.

Effect of the amendment

As a result of the amendment to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares (assuming such amendment is approved by the requisite number of stockholders), each Series D Preferred Share would automatically convert into 100 shares of common stock of CFS immediately prior to the effective time of the merger, without any action on the part of the holder of such Series D Preferred Share.  As such, upon the effective time of the merger, each such share of common stock of CFS would be converted into the right to receive the merger consideration and would be treated in the same manner as all other shares of common stock of CFS, and the merger would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.  See “The Merger Agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration and “The Preferred Stock Conversion—Description of CFS preferred stock—Series D Preferred Shares” for a description of the change of control provisions contained in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.  The per share merger consideration that each holder of Series D Preferred Shares would receive would be equal to the amount of the merger consideration to which they are entitled under the terms of the Series D Preferred Shares.  This amendment has been declared advisable by the unanimous vote of the CFS board.

Description of the Series D Preferred Shares

For a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Series D Preferred Shares, see “The Preferred Stock Conversion—Description of CFS preferred stock—Series D Preferred Shares.”  You should also read the full text of the amended and restated articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares reflecting the amendment set forth in Annex C.

Vote required and CFS board recommendation

The affirmative vote of two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, is required to approve a proposed amendment to the articles supplementary to the articles of incorporation of CFS with respect to the Series D Preferred Shares.

Additionally, the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares require that the proposed amendment be approved by a majority of the outstanding Series D Preferred Shares.

Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series D Preferred Shares.  If you return a properly executed proxy card, but do not indicate instructions on your proxy card, your shares of CFS common stock represented by such proxy card will be voted “FOR” the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.

Approval of the amendment to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares is a closing condition for the merger.  The merger and the conversion of CFS preferred stock into CFS common stock will not be completed unless CFS stockholders approve this amendment.  Even if this amendment receives the requisite votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

The CFS board unanimously recommends that CFS stockholders vote “FOR” the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares.

PROPOSAL 4—AMENDMENT TO THE ARTICLES SUPPLEMENTARY TO THE ARTICLES OF INCORPORATION OF CFS FOR THE SERIES E PREFERRED SHARES

General

The fourth proposal to be considered by CFS stockholders, which will be considered by holders of CFS common stock and holders of Series E Preferred Shares, will be the approval of a proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares.  The proposed amendment provides for, among other things, the automatic conversion of each Series E Preferred Share into 100 shares of CFS common stock immediately prior to the effective time of the merger, without any action on the part of the holder of such Series E Preferred Share.  The purpose of the amendment is to facilitate the proposed merger transaction by (i) providing holders of the Series E Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series E Preferred Shares and (ii) providing for the extinguishment of the outstanding Series E Preferred Shares immediately prior to the effective time of the merger.

The proposal

The articles supplementary to the articles of incorporation for the Series E Preferred Shares, which form part of the articles of incorporation of CFS, govern the Series E Preferred Shares.  The current articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares contain certain provisions that allow for a holder of Series E Preferred Shares to, under certain conditions and subject to certain ownership restrictions and anti-dilution provisions, elect to convert each Series E Preferred Share into a Series C Preferred Share. See “The Preferred Stock Conversion—Description of CFS preferred stock—Series E Preferred Shares” for a summary of the preferred stock conversion provisions in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares. The current articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares allow for a holder of such Series C Preferred Shares to, under certain conditions and subject to certain ownership restrictions and anti-dilution provisions, elect to convert each Series C Preferred Share into the number of shares of CFS common stock equal to the then-applicable conversion rate, as defined in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, which applicable conversion rate is currently 100 shares of CFS common stock, at such holder’s discretion. See “The Preferred Stock Conversion—Description of CFS preferred stock—Series C Preferred Shares.”

The articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares also provide that, upon a change of control of CFS as defined in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares, which definition would include completion of the merger, each holder of Series E Preferred Shares would receive, upon election of such holder, and solely with respect to any or all of the Series C Preferred Shares held by such holder, an amount equal to the greater of (i) the sum of (A) $100.00 per Series E Preferred Share (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series E Preferred Share) and (B) the amount of any declared, but unpaid, distributions to the date of payment and (ii) the amount such holder would have received if such Series E Preferred Share had been fully converted into shares of CFS common stock in accordance with the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares immediately prior to such liquidation, dissolution or winding up.  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series E Preferred Shares” for a summary of the change of control provisions in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares.  As such, unless this proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS is approved, holders of Series E Preferred Shares may only receive a payment upon a change of control of CFS (including completion of the merger) if such holder elects to convert such Series E Preferred Shares into Series C Preferred Shares prior to such change of control to receive the Series C liquidation preference.  The per share amount of the Series C liquidation preference that would be received upon completion of the merger is equal to the per share merger consideration such holder would have received if such holder had elected to convert such holder’s Series E Preferred Shares into Series C Preferred Shares and subsequently elected to convert such holder’s Series C Preferred Shares into shares of CFS common stock prior to the completion of the merger.

The merger agreement provides that, as a condition to the completion of the merger, the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares will be amended as set forth in Annex D.  The proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares provides that, immediately prior to completion of the merger, each Series E Preferred Share will automatically convert into 100 shares of CFS common stock, without any action on the part of holder of such Series E Preferred Shares.  In addition, the proposed amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares provides that the merger would be exempt from and would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares that would otherwise be triggered by the merger.  See “The Preferred Stock Conversion—Description of CFS preferred stock—Series E Preferred Shares” for a summary of the change of control provisions in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares. The purpose of the amendment is to facilitate the proposed merger transaction by (i)  providing holders of the Series E Preferred Shares with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of the Series E Preferred Shares without any further action on the part of the holder and (ii) providing for the extinguishment of the outstanding Series E Preferred Shares immediately prior to the effective time of the merger.

Effect of the amendment

As a result of the amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares (assuming such amendment is approved by the requisite number of stockholders), each Series E Preferred Share would automatically convert into 100 shares of common stock of CFS immediately prior to the effective time of the merger, without any action on the part of the holder of such Series E Preferred Share.  As such, upon the effective time of the merger, each such share of common stock of CFS would be converted into the right to receive the merger consideration and would be treated in the same manner as all other shares of common stock of CFS, and the merger would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares.  See “The Merger Agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration and “The Preferred Stock Conversion—Description of CFS preferred stock—Series E Preferred Shares” for a description of the change of control provisions contained in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares.  The per share merger consideration that each holder of Series E Preferred Shares would receive would be equal to the amount of the merger consideration to which they are entitled under the terms of the Series E Preferred Shares.  This amendment has been declared advisable by the unanimous vote of the CFS board.

Description of the Series E Preferred Shares

For a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Series E Preferred Shares, see “The Preferred Stock Conversion—Description of CFS preferred stock—Series E Preferred Shares.”  You should also read the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares and the full text of the amended and restated articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares reflecting the amendment set forth in Annex D.

Vote required and CFS board recommendation

The affirmative vote of two-thirds of the outstanding shares of CFS common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, is required to approve a proposed amendment to the articles supplementary to the articles of incorporation of CFS with respect to the Series E Preferred Shares.

Additionally, the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares require that this proposed amendment be approved by a majority of the outstanding Series E Preferred Shares.

Abstentions and failures to vote have the effect of votes against the approval of the proposal to approve the amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion with respect to the Series E Preferred Shares.

Approval of the amendment to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares is a closing condition for the merger.  The merger and the conversion of CFS preferred stock into CFS common stock will not be completed unless CFS stockholders approve this amendment.  Even if this amendment receives the requisite votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the other amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

The CFS board unanimously recommends that CFS stockholders vote “FOR” the proposal to approve the amendments to the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares.

PROPOSAL 5—ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR CFS’S NAMED EXECUTIVE OFFICERS

General

The fifth proposal to be considered by CFS stockholders, which will be considered by holders of CFS common stock and holders of Series C Preferred Shares, will be a proposal to approve, on a non-binding, advisory basis, merger-related compensation for CFS’s named executive officers.  This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of CFS that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to CFS’s named executive officers. The “golden parachute” compensation payable to CFS’s named executive officers is subject to a non-binding, advisory vote of CFS stockholders, as described in this section.

The amounts indicated below are estimates of amounts that would be payable to the named executive officers, and such estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by any named executive officer may differ in material respects from the amounts set forth below. All dollar amounts set forth below have been rounded to the nearest whole number.

Golden Parachute Payments(1)

Named Executive Officer	Cash(2)	Equity(3)	Perquisites/ Benefits(4)	Total
Donald H. Wilson President & Chief Executive Officer	$250,000	$0	$0	$250,000
Jeffrey A. Vock Vice President, Assistant Secretary	114,660	100	8,629	123,389
Christopher P. Barton Vice President & Secretary	106,675	0	8,629	115,304

(1)         All amounts reflected in the table are attributable to double-trigger arrangements (i.e., the amounts are triggered by the change in control that will occur upon completion of the merger and payment is conditioned upon the officer’s qualifying termination of employment following the merger effective time), except for cancellation of outstanding options, which occurred in April 2015 pursuant to the merger agreement and with respect to which payment is not conditioned upon the officer’s qualifying termination of employment.

(2)         All amounts reflected in the column are lump sum cash severance payments and “double trigger” in nature, namely, eligibility to receive this payment is conditioned on the occurrence of a change of control and the officer’s qualifying termination of employment within a certain time period following the change of control. To be eligible for the payment, Mr. Wilson must have a qualifying termination of employment within 12 months following the change of control, and Messrs. Vock and Barton must have a qualifying termination of employment within 18 months following the change of control.

(3)         All amounts reflected in this column are “single trigger” in nature, namely, eligibility to receive this payment is conditioned solely on the occurrence of a change of control. Specifically, amounts in this column are related to the consideration paid for the cancellation of underwater stock options held by each officer.

(4)         All amounts reflected in the column reflect the value of continuing medical and life insurance and are “double trigger” in nature.  Only Messrs. Vock and Barton are eligible for such payments and must have a qualifying termination of employment within 18 months following the change of control.

Advisory vote on merger-related compensation for CFS’s named executive officers

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Securities Exchange Act of 1934 (the “Exchange Act”), CFS is seeking stockholder approval of a non-binding, advisory proposal to approve the compensation of CFS’s named executive officers that is based on or otherwise relates to the merger as disclosed above in this section. The non-binding, advisory proposal gives CFS stockholders the opportunity to express their views on the merger-related compensation of CFS’s named executive officers.

Accordingly, CFS is requesting holders of CFS common stock and Series C Preferred Shares to approve the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to CFS’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Proposal 5—Advisory vote on merger-related compensation for CFS’s named executive officers,” are hereby APPROVED.”

Vote required and CFS board recommendation

The vote on this non-binding, advisory proposal is a vote separate and apart from the vote to approve the merger.  Accordingly, you may vote not to approve this non-binding, advisory proposal on merger-related compensation for CFS’s named executive officers and vote to approve the merger agreement, the merger and other transactions contemplated by the merger agreement and vice versa. Because the vote is advisory in nature, it will not be binding on CFS, regardless of whether the merger is approved. Approval of the non-binding, advisory proposal on merger-related compensation that may be received by CFS’s named executive officers in connection with the merger is not a condition to closing of the merger, and failure to approve this advisory matter will have no effect on the vote to approve the merger agreement, the merger and other transactions contemplated by the merger agreement. Because the merger-related compensation for CFS’s named executive officers is almost entirely based on contractual arrangements with the named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger is approved (subject only to the contractual conditions applicable thereto) and the merger is completed.

A majority of all votes cast by the outstanding shares of common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, at the special meeting at which a quorum is present is required to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers.  Abstentions and failures to vote will have no effect on the approval of the proposal to approve, on a non-binding, advisory basis, merger-related compensation arrangements with CFS’s named executive officers.

CFS’s board of directors unanimously recommends that CFS stockholders vote “FOR” the advisory vote on merger-related compensation for CFS’s named executive officers.

PROPOSAL 6—AUTHORITY TO ADJOURN THE SPECIAL MEETING

General

The sixth proposal to be considered by CFS stockholders, which will be considered by holders of CFS common stock and holders of Series C Preferred Shares if necessary or appropriate, will be a proposal to adjourn the special meeting to a later date or time, including to solicit additional proxies in favor of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement or the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion if there are insufficient votes at the time of the special meeting to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement or the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

Vote required and CFS board recommendation

A majority of the votes cast by the outstanding shares of common stock and Series C Preferred Shares (holders of Series C Preferred Shares casting the number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date, without regard to any limitation on the conversion of such Series C Preferred Shares contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares), voting together as a single class, if a quorum is present at the special meeting is required to approve the proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies to approve the merger agreement, the merger and the transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.  In the absence of a quorum, a majority of the outstanding voting securities present in person or by proxy at the special meeting may adjourn the special meeting.  Abstentions and failures to vote will count toward the establishment of a quorum.  If you return a properly executed proxy card, but do not indicate instructions on your proxy card, your shares of CFS common stock represented by such proxy card will be voted “FOR” the proposal to adjourn the special meeting to a later date or time if necessary or appropriate.

The board unanimously recommends that stockholders vote “FOR” the proposal to adjourn the special meeting to a later date or time if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposals to approve the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion if there are insufficient votes at the time of the special meeting to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement or the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger.  While Wintrust and CFS believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you.  You should carefully read this entire proxy statement/prospectus, the attached Annexes, and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger.  The merger agreement attached hereto as Annex A, not this summary, is the legal document which governs the merger.

General

The CFS board of directors is using this proxy statement/prospectus to solicit proxies from the holders of CFS common stock and CFS preferred stock for use at the CFS special meeting, at which holders of CFS common stock and CFS preferred stock will be asked to vote on a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.  When the merger is consummated, CFS will merge with and into Merger Co. and will cease to exist.  Merger Co. will survive the merger and remain a wholly-owned subsidiary of Wintrust.  In addition, the merger agreement provides that CFS’s articles of incorporation will be amended to provide for, among other things, the automatic conversion of each share of CFS preferred stock into common stock of CFS immediately prior to the effective time of the merger.  See “The Preferred Stock Conversion,” “Proposal 2—Amendment to the Articles Supplementary to the Articles of Incorporation of CFS for the Series C Preferred Shares,” “Proposal 3—Amendment to the Articles Supplementary to the Articles of Incorporation of CFS for the Series D Preferred Shares” and “Proposal 4—Amendment to the Articles Supplementary to the Articles of Incorporation of CFS for the Series E Preferred Shares” for more information on the proposed amendments and the preferred stock conversion of CFS preferred stock.  At the effective time of the merger, holders of CFS common stock (which holders will include holders of CFS preferred stock which will have automatically converted into shares of common stock immediately prior to the effective time of the merger in accordance with the terms of the merger agreement) will exchange their shares for cash and shares of Wintrust common stock, subject to adjustment as set forth in the merger agreement.  Each share of CFS common stock will be exchanged for the per share merger consideration, which the parties expect to consist of approximately 50% in cash and approximately 50% in shares of Wintrust common stock the stock component of which cannot be determined until two trading days before completion of the merger.  See “The Merger Agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration.

Only whole shares of Wintrust common stock will be issued in the merger.  As a result, cash will be paid instead of any fractional shares based on the reference price of Wintrust’s common stock during the reference period.  Shares of CFS common stock held by CFS stockholders who have exercised and perfected their appraisal rights will not be converted into merger consideration.  At the effective time of the merger, CFS options will be terminated, cancelled and redeemed by CFS, and no merger consideration will be exchanged therefor.

The companies

Wintrust

Wintrust Financial Corporation, an Illinois corporation which was incorporated in 1992, is a financial holding company based in Rosemont, Illinois.  Wintrust provides community-oriented, personal and commercial banking services to customers located in the Chicago metropolitan area and in southern Wisconsin through its fifteen wholly-owned banking subsidiaries, as well as the origination and purchase of residential mortgages for sale into the secondary market through Wintrust Mortgage, a division of Barrington Bank and Trust Company, N.A. Wintrust provides specialty finance services, including financing for the payment of commercial insurance premiums and life insurance premiums on a national basis through its wholly-owned subsidiary, First Insurance Funding Corporation, and in Canada through its premium finance company, First Insurance Funding of Canada, and short-term accounts receivable financing and outsourced administrative services through its wholly-owned subsidiary, Tricom, Inc. of Milwaukee.  Wintrust also provides a full range of wealth management services primarily to customers in the Chicago metropolitan area and in southern Wisconsin through three separate subsidiaries, The Chicago Trust Company, N.A., Wayne Hummer Investments, LLC and Great Lakes Advisors, LLC.

As of March 31, 2015, Wintrust had total assets of approximately $20.4 billion, total loans, excluding loans held-for-sale and covered loans, of approximately $15.0 billion, total deposits of approximately $16.9 billion, and total shareholders’ equity of approximately $2.1 billion.

Wintrust common stock is traded on NASDAQ under the ticker symbol “WTFC.”

Financial and other information relating to Wintrust, including information relating to Wintrust’s current directors and executive officers, is set forth in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014, Wintrust’s Proxy Statement for its 2015 Annual Meeting of Shareholders filed with the SEC on April 10, 2015 and Wintrust’s Current Reports on Form 8-K filed during 2015, which are incorporated by reference to this proxy statement/prospectus.  Copies of these documents may be obtained from Wintrust as indicated under “Where You Can Find More Information” on page 177.  See “Incorporation of Certain Information by Reference” on page 177.

Wintrust Merger Sub LLC

Wintrust Merger Sub LLC, an Illinois limited liability company, is a wholly-owned subsidiary of Wintrust and was formed solely for the purpose of consummating the merger, and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the merger.

Community Financial Shares, Inc.

Community Financial Shares, Inc., a Maryland corporation, is a bank holding company headquartered in Glen Ellyn, Illinois. Its primary business is operating its bank subsidiary, Community Bank—Wheaton/Glen Ellyn, an Illinois state bank with three banking locations in Wheaton, Illinois and one in Glen Ellyn, Illinois. CFS began operations in 1994.

As of March 31, 2015, CFS had consolidated total assets of approximately $343.7 million, deposits of approximately $305.6 million and stockholders’ equity of approximately $29.2 million.

CFS common stock is traded on the over-the-counter market and is quoted on the OTCQB under the symbol “CFIS.”

The conversion of the CFS preferred stock

The merger agreement provides that, as a condition to the completion of the merger, the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock, each of which forms part of the articles of incorporation of CFS, will be amended as set forth in Annex B, Annex C or Annex D, as applicable.  The purpose of the preferred stock conversion is to facilitate the proposed merger transaction by (i) providing holders of CFS preferred stock with a simplified mechanism to receive the amount of the merger consideration to which they are entitled under the terms of CFS preferred stock and (ii) providing for the extinguishment of the outstanding CFS preferred stock immediately prior to the effective time of the merger.  See “Proposal 2—Amendments to the Articles Supplementary to the Articles of Incorporation of CFS for the Series C Preferred Shares,” “Proposal 3—Amendments to the Articles Supplementary to the Articles of Incorporation of CFS for the Series D Preferred Shares,” “Proposal 4—Amendments to the Articles Supplementary to the Articles of Incorporation of CFS for the Series E Preferred Shares, “and “The Preferred Stock Conversion” for more information about the preferred stock conversion.

Approval of these amendments is a closing condition for completion of the merger.  If any of the amendments to the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares is not approved by the requisite vote of stockholders, the merger will not be completed.  In addition, even if each of these amendments receives the requisite stockholder votes for approval, the merger and the preferred stock conversion will not be completed unless CFS stockholders also approve the merger.

Background of the merger

CFS’s board of directors and senior management regularly review and evaluate the organization’s business, strategic direction, performance, prospects and strategic alternatives.  In the context of such reviews, the strategic alternatives considered by the CFS board have included, among other things, continuing its on-going operations as an independent institution, acquiring other depository institutions, opening new branch offices, buying other financial services firms engaged in complementary lines of business and entering into a merger or acquisition transaction with a similarly sized or larger institution.

The board of directors and senior management of CFS have been aware in recent years of changes in the financial services industry and the regulatory environment as well as the competitive challenges facing a financial institution such as CFS.  These challenges have included increasing government regulation, increasing expense burdens and commitments for technology and training, an interest rate environment that has resulted in pressure on interest rate spreads and margins and increasing competition in the delivery of financial products and services combined with increased customer expectations for the availability of sophisticated financial products and services from financial institutions.

During the first half of 2013, Donald H. Wilson, who at the time was the Chairman of the board of directors of CFS and was subsequently appointed President and Chief Executive Officer of CFS on August 15, 2013, had informal discussions and meetings with several financial institutions to gauge whether there was any interest in a possible strategic transaction with CFS, including among other possibilities, the potential acquisition of CFS.  Some of these discussions were facilitated through introductions made by a representative of FIG Partners, L.L.C., which we refer to as FIG.  FIG had previously served as placement agent for CFS in connection with the issuance of CFS preferred stock and CFS common stock by CFS in 2012 and 2013.  These discussions were informal in nature and part of Mr. Wilson’s ongoing responsibilities as Chairman to build relationships with a range of potential strategic partners, including organizations that were both larger and smaller than CFS.

On June 3, 2013, a representative of FIG arranged an informal meeting between Mr. Wilson and Edward J. Wehmer, the President and Chief Executive Officer of Wintrust.  During this meeting, the parties discussed, among other things, the state of the financial services industry, the business, operations and historical financial results of each respective organization and the possible interest of Wintrust in a strategic transaction with CFS.  The discussions during this meeting were general in nature and were intended to build a relationship for potential future discussions in the event that the board of directors of CFS determined that exploring a strategic transaction was in the best interest of CFS and its stockholders.  Mr. Wilson would routinely update the board of directors of CFS regarding informal discussions of this nature and, at the CFS board meeting held on June 13, 2013, he updated the board regarding his discussion with Mr. Wehmer.

Approximately one month later, Mr. Wehmer contacted FIG and indicated that Wintrust was interested in having further preliminary discussions with CFS regarding a possible strategic transaction.  Mr. Wehmer sent FIG a sample of Wintrust’s standard due diligence review list for merger transactions, which was subsequently forwarded to Mr. Wilson.  Mr. Wehmer indicated that Wintrust’s initial due diligence review would likely consist of a one to two day review of certain credit-related records, and based on this initial review, Wintrust would then evaluate and determine whether it was interested in proceeding to a more thorough due diligence process.  Mr. Wilson notified the board of directors of CFS about the potential interest from Wintrust at a regular meeting of the board held on July 18, 2013 and received authorization from the board to provide financial and credit information to Wintrust in order to determine its level of interest in a possible strategic transaction.  Mr. Wilson also advised the board that he had not received any other indications of interest in a strategic transaction with CFS during his informal discussions and meetings with other financial institutions.  Wintrust subsequently reviewed credit-related records posted to an electronic data room established by CFS for this purpose and also conducted an on-site review of certain credit-related records at CFS’s main office in Glen Ellyn, Illinois.

On October 11, 2013, Mr. Wilson and Mr. Wehmer met again, along with another director of CFS and a representative from FIG, and discussed, among other things, the potential benefits from a market perspective of a possible strategic transaction between the parties, along with the credit culture of CFS and its operations.  An overview of the preliminary credit review was discussed, and Mr. Wehmer indicated that Wintrust was interested in reviewing other aspects of CFS’s business and operations.  Following this meeting, Wintrust requested and reviewed certain additional business, financial and credit information regarding CFS.  During this period, Mr. Wilson provided periodic updates to the members of the board of directors regarding these discussions.

On December 13, 2013, following several weeks of intermittent informational exchanges, Mr. Wehmer indicated to FIG that Wintrust had a serious interest in entering into a strategic transaction with  CFS.  At the regular meeting of the board of directors of CFS held a few days later on December 19, 2013, Mr. Wilson provided the board with an update regarding the ongoing discussions with Wintrust and its level of interest in exploring a possible strategic transaction, as well as an outline of the typical merger process provided by FIG.  At the meeting, the board discussed the advantages and disadvantages of remaining an independent operating concern, the historical performance and strategic direction of CFS and the liquidity for CFS’s stockholders if CFS would remain independent.  As part of this discussion, the board discussed the range of possible valuations for a strategic transaction and potential transaction partners.  In addition, they considered the increasing level of competition in Chicago, anticipated increases in regulatory costs and capital requirements, the continuing low interest rate environment and trends in mergers and acquisitions in the financial services sector.  At the conclusion of the meeting, the board authorized management to continue discussions with Wintrust and to report back to the board.

On January 13, 2014, senior management of CFS and Wintrust, along with a representative from FIG, met at the headquarters of Wintrust in Rosemont, Illinois.  During this meeting, the parties discussed CFS’s business, organizational structure and potential structures of a possible strategic transaction.  The parties also discussed aspects of potential business integration, including key employee reporting relationships and employee compensation matters.  Specific larger credit relationships were reviewed, their valuation levels were discussed, and CFS agreed to provide additional information supporting current valuations within approximately one week.

During the regular meeting of the board of directors of CFS held on January 16, 2014, Mr. Wilson provided the board with an update regarding the ongoing discussions with Wintrust.  Following this discussion, the board authorized management to continue to explore a possible strategic transaction with Wintrust.

On January 19, 2014, Mr. Wehmer sent to a representative of FIG correspondence expressing an interest in a transaction involving the acquisition of CFS, and on the following day, Mr. Wehmer notified FIG during a telephone conversation that Wintrust was planning on sending FIG a non-binding indication of interest that would contemplate a merger transaction in which Wintrust would propose to pay an aggregate merger consideration of $42.5 million for all of the outstanding capital stock of CFS, or approximately $1.42 per share of common stock and preferred stock (on an as-converted basis), payable 50% in cash and 50% in common stock of Wintrust.

On February 3, 2014, FIG provided to CFS a detailed analysis of the financial terms proposed by Wintrust, including analysis regarding comparable transactions in the Chicago Metropolitan Statistical Area and the Midwest and FIG’s initial conclusions regarding the proposed financial terms of a possible strategic transaction under a variety of pricing scenarios.  This analysis was provided to the members of the board on February 6, 2014.

On February 4, 2014, Wintrust provided to CFS a non-binding indication of interest for a proposed merger transaction with CFS, along with a draft confidentiality and non-disclosure agreement.  Consistent with the earlier discussion between FIG and Wintrust, this indication of interest proposed an aggregate merger consideration of $42.5 million for all of the outstanding capital stock of CFS, or approximately $1.42 per share of CFS common stock and CFS preferred stock (on an as-converted basis), payable 50% in cash and 50% in common stock of Wintrust.  This indication of interest included several financial covenants by CFS, including a requirement that CFS have a specified minimum net worth at the time of closing.  The proposed offer was subject to completion of due diligence by Wintrust and other customary conditions.  The indication of interest also required CFS to agree to a 120-day exclusivity period to try to reach an agreement on the proposed merger transaction, during which time CFS would be precluded from contacting or soliciting offers from, or engaging in discussions with, other potential transaction partners. Mr. Wilson informed the board regarding the indication of interest from Wintrust that same day and provided the indication of interest to the board.

Upon receipt of the indication of interest from Wintrust, Mr. Wilson contacted Godfrey & Kahn, S.C., which we refer to as Godfrey & Kahn, to provide legal services in connection with the review of CFS’s strategic alternatives, including entry into a possible strategic transaction.  During this period, CFS also formally engaged FIG to represent CFS as its investment banker and financial advisor in connection with its continued exploration of a possible strategic transaction.  Godfrey & Kahn assisted with the review and negotiation of an engagement letter with FIG, and on February 14, 2014, the board of directors of CFS held a special telephonic meeting of the board of directors to review and discuss the previously provided indication of interest, to review, finalize and approve the terms of FIG’s engagement, and to approve and ratify the engagement of Godfrey & Kahn to assist with the review of CFS’s strategic alternatives.  Prior to this meeting, the board also was provided with an analysis from FIG regarding other potential transaction partners in the marketplace, along with an outline from Godfrey & Kahn regarding the typical transaction process for the sale of a company; this outline included, among other things, a summary of the process for the consideration of other potential transaction partners, the important components of a letter of intent and merger agreement, and the securities law and regulatory requirements for a transaction.  During this meeting, the board of directors also discussed its fiduciary duties in connection with a possible strategic transaction with Wintrust, and in particular, the potential need to conduct a market check to solicit offers from other potential transaction partners in the event that CFS agreed to negotiate exclusively with Wintrust.  Also on February 14, 2014, the board of directors constituted an executive strategic committee of the board consisting of four directors, three of which were independent directors, to provide guidance to management in connection with the review and negotiation of a possible strategic transaction during intervals between regular meetings of the board.

The engagement letter with FIG was executed on February 14, 2014, following receipt of board approval.  The engagement letter included a representation and warranty by FIG that it was not aware of any actual or potential conflicts of interests that would preclude it from rendering financial advisory services to CFS.

Following receipt of the indication of interest from Wintrust, Mr. Wilson had numerous discussions with representatives from FIG and Godfrey & Kahn about CFS’s strategic alternatives, including entry into a merger or acquisition transaction, how to respond to the indication of interest, the process to be used to identify other parties interested in a possible strategic transaction, and the fiduciary duties of the board of directors in considering possible strategic alternatives.

During its regular board meeting on February 20, 2014, the board of directors of CFS reviewed and discussed the indication of interest from Wintrust, along with the February 3rd analysis prepared by FIG regarding the financial terms of the proposed merger transaction.  A representative of FIG was present at this meeting.  The board discussed the advantages and disadvantages of remaining an independent concern, and the long-term prospects and strategic direction of the organization, and ultimately determined that the exploration of a possible strategic transaction was in the best interest of CFS and its stockholders.  During this meeting, the board discussed whether CFS should pursue a formal process of identifying parties that may be interested in a possible strategic transaction.  In evaluating whether to approach additional parties, the board of directors and management considered and discussed its views that the confidentiality of any such process should be maintained, as well as the competitive concerns that could arise in connection with contacting certain parties and the increase in the likelihood that the process may not remain confidential as the number of parties contacted increased.  Ultimately, the board determined that it would be appropriate and advisable to solicit competing offers from a limited group of third parties that may be interested in a possible strategic transaction unless Wintrust was willing to significantly increase its proposed merger consideration.  To that end, the board authorized management, through FIG, to propose a counter offer to Wintrust, the revised terms of which were discussed by the board.

On February 24, 2014, FIG communicated to Wintrust that while CFS would be willing to consider a  proposed merger transaction with Wintrust, CFS would not agree to negotiate a merger transaction with Wintrust on an exclusive basis unless Wintrust increased its proposed merger consideration to at least $1.60 per share of CFS common stock and CFS preferred stock (on an as-converted basis).  CFS also requested a number of other changes to the terms proposed by Wintrust in the indication of interest, including the elimination of an escrow of a portion of the merger consideration to fund indemnification obligations on the part of CFS and a change in the calculation of the proposed minimum net worth covenant for CFS.  Wintrust advised FIG that while it was willing to shorten the exclusivity period to 60 days and would be willing to consider certain other substantive changes to the indication of interest, it was unwilling to increase the proposed merger consideration.

On February 25, 2014, Mr. Wilson provided a written update to the members of the executive strategic committee regarding this discussion, and consistent with the earlier direction from the board, indicated that FIG would solicit indications of interest from other parties that may be interested in a possible strategic transaction with CFS.  FIG subsequently developed confidential marketing materials concerning CFS, reviewed the list of potential financial and strategic transaction partners previously discussed with the board and discussed with management its views as to the likely level of interest of different parties and the advantages and disadvantages of each potential partner.

Thereafter, FIG began contacting third parties that might be interested in a possible strategic transaction with CFS and distributed confidentiality agreements to any parties that confirmed such an interest.  FIG provided copies of the confidential marketing materials to each such party that executed a confidentiality agreement.  FIG contacted four potential financial and strategic parties on behalf of CFS, and three executed the confidentiality agreement and received confidential marketing materials with respect to CFS.  During this period, based on his personal contacts, Mr. Wilson also separately contacted two other third parties, neither of which expressed any interest in a possible strategic transaction with CFS.

Since the regular meeting of the board of directors of CFS was not scheduled until March 20, 2014, the executive strategic committee of the board, along with a representative of FIG, held a telephonic meeting on March 11, 2014 to review and discuss the status of the solicitation process.  During this meeting, FIG advised the executive strategic committee that one party, which we refer to as Company A, had indicated it was highly interested in a possible strategic transaction with CFS, and two other parties had expressed some level of interest, but it was uncertain whether either would submit a formal offer.  The executive strategic committee requested that FIG again contact Wintrust about increasing its offer.  Mr. Wilson provided a written update to the full board regarding these discussions later in the afternoon.

A follow-up telephonic meeting of the executive strategic committee was held on March 14, 2014 to discuss the status of the solicitation process, the level of interest from other parties and the appropriate response to any indications of interest.  A representative from FIG participated in this call.  Although no formal offers had been submitted, the executive strategic committee determined that CFS should continue to pursue any potential leads from the solicitation process, including following up with Company A regarding the amount of any potential offer.  The executive strategic committee also discussed the proposed offer from Wintrust.  The representative from FIG advised the committee that Wintrust had agreed earlier in the day to increase its offer from an aggregate purchase price of $42.5 million to $43.0 million, but was unwilling to increase its offer beyond this amount. Given the uncertainty regarding offers from other parties, the executive strategic committee agreed to continue discussions with Wintrust and to try to reach an agreement on an acceptable price.

On March 14, 2014, Company A, which had earlier indicated that it was highly interested in a possible strategic transaction with CFS, contacted a representative of FIG to reiterate its level of interest.  However, during a subsequent telephone conversation with a representative of FIG on March 17, 2014, Company A indicated that its offer would likely be close to tangible book value, which was well below the proposed merger consideration offered by Wintrust.  By this point in time, FIG had also confirmed that the other two parties who had previously expressed some level of interest were not planning on submitting offers.  Based on the lack of interest from potential parties and the substantially lower intended proposal from Company A, and consistent with the earlier direction of the executive strategic committee, FIG contacted Wintrust on March 18, 2014 to try to reach an agreement on an acceptable price and to propose changes to the previously provided indication of interest.

Prior to receipt of any formal response from Wintrust, Company A contacted FIG the following morning on March 19, 2014 to discuss its interest in a possible strategic transaction with CFS.  During this discussion, Company A indicated it was planning on reassessing its earlier valuation and would get back to FIG shortly.  During a subsequent discussion with Mr. Wilson on March 20, 2014, Company A indicated that it was interested in submitting an indication of interest to acquire CFS at a price in the range of $1.50 to $1.60 per share.  Later that day, while the board of directors of CFS was in session at its regular monthly meeting, Company A sent FIG a written preliminary non-binding indication of interest.

During the March 20, 2014 regular meeting of the board of directors of CFS, a representative from FIG and Mr. Wilson reviewed the results of the solicitation process with CFS’s board and senior management. Of the three parties that had executed confidentiality agreements and received copies of the marketing materials, Company A was the only party that had expressed an interest in submitting an offer regarding a possible strategic transaction with CFS; at the time of the meeting, CFS had not yet received the written preliminary non-binding indication of interest from Company A.  FIG and the board discussed the price range of the proposal from Company A, the reputation of Company A, the strategic opportunity offered by the proposed merger transaction with Company A and the perceived ability of Company A to consummate the proposed merger transaction. FIG also reviewed with the board recent Midwest transactions and nationwide transactions, and information about the current banking market and valuations. The board members asked FIG questions regarding the terms that Company A was expected to offer.  The board then discussed the advisability of continuing to explore a possible strategic transaction with Company A and the steps required to complete such a strategic transaction.  During this discussion, FIG recommended to the board that CFS engage in further discussions with Company A to better clarify and define the parameters of the proposed offer since the price range was too wide-ranging and the form of consideration was unclear.  At the conclusion of the meeting, the board authorized management to continue discussions with Company A in order to more clearly define the offer price and terms of a potential transaction.  However, given the fact that CFS had not yet received a formal indication of interest from Company A, the uncertainty posed by Company A’s offer since it was subject to due diligence and the fact that Wintrust had already conducted an extensive due diligence review of CFS, the board authorized CFS to proceed with its discussions and negotiations with Wintrust unless there was significant progress with Company A.

During the March 20, 2014 board meeting, the board of directors of CFS also reviewed and approved the terms and conditions of proposed change in control agreements for Mr. Wilson and Douglas D. Howe, an executive vice president of CFS and the Bank.  The proposed terms of the change in control agreements included a “double-trigger” feature in which a change in control itself would not trigger the lump sum cash payment.  Under the change in control agreements, each of Mr. Wilson and Mr. Howe would be entitled to a lump sum cash payment equal to twelve-months of the base salary of each executive officer in the event of a change in control followed by the termination of his employment within twelve months thereafter. Historically, the Bank had in place change in control agreements with the senior executive officers of the Bank.  When Messrs. Wilson and Howe were hired on August 15, 2013 and January 1, 2014, respectively, the board of directors discussed entering into change in control agreements with these executive officers, consistent with its prior practices, in order to ensure their full and active support during any strategic transaction; the board of directors also discussed the grant of stock options which would align individual performance with the interest of the stockholders in the growth and performance of CFS.  However, during the period when Mr. Wilson and Mr. Howe were hired, CFS was subject to a written agreement with the Federal Reserve, and the Bank was subject to a consent order with the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation, which precluded or required regulatory approval of certain executive compensation arrangements, including change in control agreements.  On January 10, 2014, the consent order was terminated.  The regulatory approval requirement for certain executive compensation arrangements remained in place for a period of time after this; however, the approval process was expected to be shorter as a result of the termination of the consent order.  During the March 20, 2014 meeting, the board of directors of CFS elected to proceed with the process of requesting regulatory approval of change in control agreements for Messrs. Wilson and Howe, and approved the terms of proposed change in control agreements at this meeting, subject to regulatory approval.  The proposed change in control agreements were later restructured as obligations of the Bank, and regulatory approval was obtained from the Federal Deposit Insurance Corporation on May 12, 2014.  The board of directors of the Bank would later approve and ratify the terms of the change in control agreements during its board meeting in May, and shortly after this, the change in control agreements were executed on May 16, 2014.  Further information on the change in control agreements is included in “The Merger — Interests of certain persons in the merger.”

After the March 20, 2014 board meeting, Mr. Wilson informed Company A regarding the board’s concerns over the wide-ranging and non-specific nature of its offer, including the broad price range and uncertainty over the form of consideration, and indicated that CFS was planning on continuing its negotiations with another party unless these issues could be addressed.  On the following day, the Chief Executive Officer of Company A came to Mr. Wilson’s office to reiterate and emphasize Company A’s serious interest in a possible strategic transaction and to further discuss the proposed terms of such a transaction.  During this meeting, Company A agreed to increase its offer to a range of $1.57 to $1.62 per share, subject to due diligence and other customary conditions.  Further communications occurred between Mr. Wilson and Company A over the following two days, and on March 24, 2014, Company A sent Mr. Wilson an e-mail confirming that it would be sending a revised indication of interest reflecting the terms previously discussed by the parties.  On March 25, 2014, Mr. Wilson provided the members of the board of directors with a written update regarding these discussions, along with a copy of the e-mail from Company A.

Later in the day on March 25, 2014, Company A sent FIG a revised written preliminary non-binding indication of interest that contemplated a merger transaction pursuant to which CFS stockholders would receive consideration with a value in the range of $1.57 to $1.62 per common share and preferred share (on an as-converted basis), in a mix of cash and Company A common stock (in a ratio ranging between 50%-70% stock) in exchange for their shares of CFS common and CFS preferred stock, subject to completion by Company A of its due diligence of CFS and satisfaction of other conditions.

FIG notified Wintrust on the same day that it had received a substantially higher offer from another party, and later that day, Wintrust informed FIG that it was no longer interested in exploring a strategic transaction with CFS.

On March 26, 2014, the board of directors of CFS, along with a representative of FIG, met to review and discuss the revised indication of interest received from Company A.  During this meeting, the board recommended that CFS proceed with further discussions with Company A.  The board unanimously decided that CFS should move forward by inviting Company A to conduct additional due diligence in order to obtain a final offer. The board determined not to seek additional offers at that time because of the extensiveness of the process already undertaken and the favorable terms of Company A’s proposal.  CFS and Company A subsequently negotiated and, on April 8, 2014, entered into a confidentiality agreement, which included a 60-day exclusive negotiating period with Company A.

On April 9, 2014, Mr. Wilson provided the members of the board of directors of CFS with a written update regarding the due diligence process, and on April 17, 2014, the board discussed the proposed merger transaction with Company A at its regular board of directors meeting.  Over the following four-week period, Company A engaged in extensive due diligence of CFS’s business and operations, including a review of its credit files, and Mr. Wilson provided periodic updates to the board.

On May 15, 2014, the board of directors of CFS reviewed and discussed the status of due diligence by Company A and the negotiation of the proposed merger transaction during its regular meeting.  Senior management and representatives of FIG and Godfrey & Kahn were present at the meeting.  A representative of Godfrey & Kahn gave a comprehensive presentation concerning the fiduciary duties of the board of directors when considering possible strategic alternatives, including a possible sale of the company, and engaged in extensive discussion with the directors regarding these duties.  Several representatives from FIG also gave a presentation regarding the historical and projected financial, statistical and other information regarding Company A, including an analysis of its business and its common stock.  Following the financial and legal presentations, the board of directors engaged in a detailed discussion regarding the prospects of CFS in light of the risks and uncertainties related to increased competition in CFS’s market area, anticipated increase in regulatory and compliance costs, and the continuing low interest rate environment.  After discussion, the board of directors of CFS authorized management and its legal and financial advisors to continue the discussions and negotiations with Company A.  The board also determined during this meeting that in the event that the negotiations were successful, it would be prudent to obtain a fairness opinion from another investment banking firm because certain principals of FIG owned shares of CFS common stock or CFS preferred stock.  While ownership by certain of FIG’s principals of shares of CFS common stock and CFS preferred stock was not viewed by the board as a conflict of interest because the interests of the FIG representatives as CFS stockholders were generally aligned with the interest of other stockholders, the board determined that a fairness opinion from another investment banking firm would provide additional assurances to stockholders regarding the impartiality of the process used to review and evaluate the fairness of a potential transaction.

Over the course of the subsequent weeks, representatives of CFS and Company A conducted due diligence involving senior executives from both companies as well as their outside legal and financial advisors.  On or around May 27, 2014, Company A notified CFS that it was planning to reduce its offer to approximately $1.40 to $1.45 per share of CFS common stock and CFS preferred stock (on an as-converted basis), largely as a result of its determination of the value of CFS’s real estate.  The board of directors held special telephonic meetings on May 29, 2014 and June 6, 2014 to review and discuss Company A’s amended offer.  Representatives of FIG and Godfrey &

Kahn participated telephonically at both meetings.  During these meetings, there was a substantial discussion among board members regarding the amended offer.  A representative of FIG provided an updated analysis of the proposed consideration in order to assist the board in evaluating and responding to the amended offer, and ultimately, making a recommendation to the stockholders.  After evaluating the range of alternative responses to the amended offer, the board of directors authorized management and FIG to propose a counter offer to Company A requesting an increase in the per share merger consideration.  Later in June 2014, FIG prepared an analysis of the proposed merger transaction with Company A for the board of directors, which analysis included, among other things, an analysis of different pricing scenarios.

On June 19, 2014, the board of directors of CFS established a formal review committee of the board, consisting of four independent directors, to review, evaluate, and make recommendations to the full board regarding the terms and conditions of a definitive merger agreement.  This review committee replaced the executive strategic committee established by the CFS board on February 14, 2014.

Substantial discussions occurred among the management of CFS and Company A over the course of the next few months, and ultimately, Company A agreed to a price of $1.48 per share of CFS common stock and CFS preferred stock (on an as-converted basis), subject to a possible adjustment to $1.45 per share.  On August 13, 2014, Company A delivered a first draft of a definitive merger agreement.  Over the next three months, CFS and Company A and their respective financial and legal advisors engaged in substantial negotiations regarding the covenants, conditions and contingencies in the proposed merger agreement.  During these negotiations, CFS was represented by Godfrey & Kahn and Kilpatrick, Townsend & Stockton LLP, which we refer to as Kilpatrick.  Kilpatrick is CFS’s long-standing securities counsel and the firm was retained to assist with the review and analysis of Maryland corporate law issues.  During this period, the board of directors of CFS and the review committee met or held several teleconference meetings to review and discuss the price offered by Company A and the terms and conditions of the proposed merger agreement.

While the proposed merger agreement was being negotiated over this three-month period, there were mounting concerns on the part of management and the board regarding the inability of the parties to reach agreement on a definitive merger agreement and the execution risk related to a potential merger transaction with Company A, including the possible reduction in the merger consideration to $1.45 per share.  During the negotiations, the exclusivity period in the confidentiality agreement with Company A precluding any discussions or negotiations with other parties relating to another strategic transaction was extended three times in order to try to reach agreement on open issues.  By the time the final extension of the exclusivity period expired on September 14, 2014, a number of significant issues remained unresolved, and management and the board of directors of CFS were concerned regarding whether the parties would be able to reach agreement on a definitive merger agreement and execute the proposed merger transaction.  Outstanding issues in the merger agreement included, among other things, restrictions on the ability of the board to consider alternative merger proposals, the amount and triggering events for the payment of termination fees, the inclusion of certain real estate contingencies, and the termination of certain customer relationships.  In addition, Company A had requested that the consummation of the transaction be subject to the satisfaction of a post-signing due diligence contingency.

The board of directors of CFS held a special meeting on September 23, 2014 to review and discuss the status of negotiations and the material terms of the proposed merger agreement with Company A.  During this meeting, Mr. Wilson advised the board that on September 18, 2014, FIG had received an unsolicited e-mail from Mr. Wehmer at Wintrust inquiring whether CFS was still considering a possible strategic transaction.  Although the exclusivity period had expired by this time, the board of directors decided to continue its discussions with Company A for a limited period of time in order to try to resolve the outstanding areas of concern, and FIG was directed to not respond to the inquiry from Wintrust at the time.  The board of directors also directed that Mr. Wilson notify Company A that it had received an inquiry from another financial institution and that CFS would terminate discussions if significant progress was not made in the near term.  After the meeting, Mr. Wilson notified Company A regarding the board’s concerns, the inquiry from another financial institution and the need to resolve the outstanding issues by the end of the week.

On September 29, 2014, the board of directors of CFS held a special meeting to review and discuss the status of negotiations and the material terms of the proposed merger agreement with Company A.  During this meeting, the board of directors determined that there was an impasse in negotiations and that the outstanding business and legal issues had not been satisfactorily resolved.  Further, the board concluded that there continued to be significant execution risk related to the proposed merger transaction with Company A.  After extensive discussion, the board of directors authorized management to terminate discussions with Company A.

During the special meeting of the board of directors of CFS held on September 29, 2014, the board again discussed the long-term business prospects of CFS, including the risks and opportunities relating to achievement of CFS’s strategic business plan, the time frame to enhance profitability and achieve growth, the capital and financial resources necessary to conduct its business and to grow and the overall long-term value of CFS’s stock.  Based on the discussion, the board concluded that it would be in the best interests of CFS and its stockholders to pursue a possible strategic transaction with another financial institution.  During this meeting, a representative of FIG advised the board that based on the recent inquiry from Mr. Wehmer at Wintrust, along with the earlier indication of interest, he believed that Wintrust would be interested in reopening discussions regarding a possible transaction with CFS.  Given the recent process that CFS had gone through, including FIG’s solicitation of interest from other parties, along with Wintrust’s earlier interest in CFS, the board of directors determined that soliciting other offers from other parties would not be productive, especially given the lack of interest from other parties earlier in the process and the fact that CFS had not received any other contacts from parties interested in discussing a possible strategic transaction involving CFS.  Additionally, the board of directors concluded that a potential transaction with Wintrust presented low-execution risk given its experience and reputation in effecting bank acquisitions.  Accordingly, the board of directors authorized management and FIG to reopen discussions with Wintrust and report back to the board the result of those discussions.

Following the September 29, 2014 board meeting, a representative of FIG contacted Wintrust about CFS’s desire to reopen discussions regarding the possible merger transaction with CFS.  During this call, Wintrust indicated that it was still interested in pursuing a merger transaction with CFS, but that it would need to supplement its earlier due diligence process.  CFS provided access to an electronic data room for Wintrust to conduct additional due diligence, and during the month of October detailed management meetings and calls were held to ensure that all requested information and materials were included in the electronic data room and to clarify questions as they arose.  Wintrust also conducted an on-site review of CFS’s credit files and operational and regulatory compliance procedures.

On November 4, 2014, Wintrust sent Mr. Wilson a non-binding indication of interest.  This indication of interest, which was subject to satisfactory completion of due diligence by Wintrust, included an aggregate merger consideration of $43.0 million for CFS, or approximately $1.44 per share of CFS common stock and CFS preferred stock (on an as-converted basis).  The proposed merger consideration was payable in 50% in cash and 50% in common stock of Wintrust, and included a variable exchange ratio with a collar determined at the time of signing.  There was no financing contingency for the transaction.  The review committee of the board of directors of CFS met on November 10, 2014 to review and consider the response to Wintrust’s indication of interest.  Representatives of Godfrey & Kahn and FIG were present at this meeting.  After discussing and evaluating the range of alternative responses to the indication of interest from Wintrust, the review committee authorized management and FIG to continue discussions with Wintrust and to report back to the full board.  During the week of November 10, several discussions ensued among FIG, management of CFS and Wintrust regarding the indication of interest, and on November 11, 2014, during a meeting with the respective management teams of CFS and Wintrust and a representative of FIG, Wintrust agreed to increase its proposed merger consideration to $44.0 million for CFS, or approximately $1.47 per share of CFS common stock and CFS preferred stock (on an as-converted basis).

On November 13, 2014, the board of directors held a special telephonic meeting to review and consider the revised offer from Wintrust.  The board reviewed the long-term prospects of CFS and again concluded that it was in the best interest of CFS and its stockholders to pursue a strategic transaction with another financial institution.  The board then discussed and evaluated the proposed offer from Wintrust.  During this discussion, board members requested additional information from FIG regarding the proposed purchase price as well as the long-term value of Wintrust’s stock and the prospects of its business.  A discussion ensued regarding the proposed purchase price.  At the conclusion of the meeting, the board authorized CFS to agree to the terms of the indication of interest and to enter into negotiations with Wintrust regarding a definitive agreement.

Following this meeting, Wintrust continued to review due diligence information posted to the electronic data room and CFS reviewed and responded to additional requests for information.  On December 15, 2014,

Wintrust’s legal counsel, Schiff Hardin LLP, which we refer to as Schiff Hardin, delivered a first draft of a definitive merger agreement.  From December 15, 2014 through the end of February 2015, CFS, Wintrust, and their respective legal advisors at Godfrey & Kahn, Kilpatrick and Schiff Hardin engaged in extensive due diligence, negotiated the terms of the proposed merger agreement and the voting agreement to be entered into by certain stockholders of CFS, reviewed disclosure schedules to the proposed merger agreement and exchanged comments and revised drafts of the agreements. During this period, counsel for CFS and counsel for Wintrust exchanged multiple drafts of the proposed merger agreement, several of which were provided to board members.  Mr. Wilson also provided periodic written updates to the board regarding the negotiation process and outstanding issues.  In the course of the discussions between counsel for CFS and counsel for Wintrust, counsel for Wintrust expressed Wintrust’s desire to provide in the proposed merger agreement that, in order to facilitate the proposed transaction, CFS’s articles supplementary to the articles of incorporation for each series of CFS preferred stock be amended prior to closing to provide for automatic conversion of CFS preferred stock into CFS common stock immediately prior to the effective time of the merger.

On January 23, 2015, CFS retained D.A. Davidson, to deliver an opinion with respect to the fairness of the merger consideration to CFS’s stockholders from a financial point of view.  As noted earlier, the board of directors had earlier concluded that it would be prudent to obtain a fairness opinion from another investment banking firm because certain principals of FIG owned CFS common stock or CFS preferred stock.

On February 3, 2015, members of CFS’s management met with senior management of Wintrust at its headquarters to conduct a business and financial due diligence review of Wintrust in light of the portion of the per share merger consideration payable in Wintrust common stock.  Among other things, CFS discussed with Wintrust management and reviewed Wintrust internal and third party loan review reports, internal audit reports, minutes of the audit committee and the full board, budget and financial projections, capital stress test results, summary reports on CFS’s investment portfolio and rate risk position, and letters and reports from accountants and external auditors.

In the meantime, while the proposed merger agreement with Wintrust was being negotiated, Wintrust continued its ongoing due diligence review of CFS’s business and operations.  In mid-February 2015, Wintrust notified CFS about potential adjustments in the per share merger consideration as a result of its review of CFS’s tax records.  In particular, as a result of the reassessment of the value of the net operating loss carryover available of CFS and the amount of bad debt deductions claimed by CFS in prior tax years, it was determined that the net operating losses available to an acquirer would be less than those projected by CFS and that the eventual amount of the bad debt reserve that would need to be recaptured upon the consummation of the transaction would be substantially more.

Wintrust proposed a reduction in the merger consideration to account for the reduction in the value of the tax benefit from the net operating losses and the tax cost of the recapture of the larger bad debt reserve.  The board of directors of CFS reviewed and discussed these tax matters at its regular board meeting on February 19, 2015.  During this meeting, the board of directors of CFS concluded that if CFS reopened the solicitation process, these tax issues would need to be disclosed and a similar adjustment likely would be necessary for any other offers that it received.  After again reviewing its strategic alternatives, the board of directors of CFS unanimously concluded that exploring a possible strategic transaction continued to be in the best interest of CFS and its stockholders and that CFS should continue its negotiations with Wintrust.  Over the course of the next two weeks, CFS, Wintrust, and their respective accounting firms and tax counsel, reviewed and discussed possible adjustments in the merger consideration in extensive detail, and the parties ultimately agreed to reduce the aggregate merger consideration from $44,000,000, or approximately $1.47 per share of CFS common stock and CFS preferred stock (on an as-converted basis), to $42,375,000, or approximately $1.42 per share of CFS common stock and CFS preferred stock (on an as-converted basis).  The parties also agreed to increase the minimum adjusted net worth covenant of CFS from $27,500,000 to $28,250,000.  If, at consummation of the proposed merger transaction with Wintrust, the minimum adjusted net worth of CFS is lower than this threshold, the merger consideration will be reduced on a dollar-for-dollar basis.

During the week of February 23, 2015, all other remaining matters, including the agreed upon aggregate merger consideration of $42,375,000, were resolved and the final terms of proposed merger agreement and the related documents were negotiated by CFS and Wintrust and their respective legal advisors.  In order to facilitate the proposed merger transaction, as requested by Wintrust, the final terms of the proposed merger agreement provided that CFS’s articles supplementary to the articles of incorporation for each series of preferred stock of CFS would be amended prior to the closing to provide for, among other things, the automatic conversion of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to the effective time of the merger.

On February 26, 2015, CFS’s board of directors met during its regular board meeting to review the proposed merger transaction as set forth in the proposed merger agreement and related documents negotiated by CFS and Wintrust and their respective advisors.  Also attending telephonically, were representatives of Godfrey & Kahn, FIG and D.A. Davidson.  Prior to the meeting, the board of directors received copies of the proposed merger agreement and the voting agreement to be entered into by the directors, officer and certain other stockholders of CFS.  During this session, a representative of Godfrey & Kahn reviewed in detail with the board the terms of the current draft of the proposed merger agreement and related voting agreement, including the scope of the representations and warranties, the nature of CFS’s operating covenants prior to closing, the provision relating to non-solicitation of competing transactions, the proposed closing conditions and the termination provisions. The representative from Godfrey & Kahn also discussed with the board of directors the legal standards applicable to the board’s decisions and actions with respect to the proposed merger agreement and the voting agreements.  D.A. Davidson provided a financial analysis to the board of the proposed merger transaction with Wintrust and reviewed in detail with the board the terms of the merger consideration. D.A. Davidson also discussed with the board in detail its fairness opinion, including the analysis it undertook and its conclusions.  FIG also provided an analysis of the financial terms of the proposed transaction relative to other transactions in the Chicago market and the Midwest.  The CFS board engaged in a discussion with CFS’s advisors regarding the proposed draft of the proposed merger agreement, including the final business terms of the proposed merger transaction and basis for the fairness analysis.

On March 2, 2015, the board of directors of CFS held a special meeting to review and discuss the final terms of the merger.  Also attending telephonically, were representatives of Godfrey & Kahn, FIG and D.A. Davidson.  D.A. Davidson provided additional information to the board regarding the basis for its fairness analysis, including a net present value analysis of CFS, and then delivered its opinion that, as of the date of such opinion and subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by holders of CFS preferred stock and CFS common stock in the proposed merger transaction is fair to such stockholders from a financial point of view.  Representatives of FIG confirmed that FIG’s formal analysis supported the advisability of the proposed merger transaction.

After the conclusion of the presentations and discussions at the March 2, 2015 meeting, and after discussion and analysis among the members of the board of directors of CFS, including consideration of the factors described under “The Merger—CFS’s reasons for the merger and recommendation of the board of directors,” the board of directors of CFS determined that the merger and the transactions contemplated by the proposed merger agreement were advisable to and in the best interests of CFS and unanimously approved the proposed merger agreement and the amendment to the articles supplementary to the articles of incorporation of CFS providing for preferred stock conversion, and resolved to recommend that CFS’s stockholders approve the merger and the amendment to the articles supplementary to the articles of incorporation of CFS, and authorized Mr. Wilson to execute the proposed merger agreement and additional documentation on behalf of CFS.  After this meeting, CFS and Wintrust entered into the merger agreement included in Annex A to this proxy statement/prospectus.

CFS and Wintrust issued a joint press release later in the afternoon on March 2, 2015 announcing the execution of the merger agreement.

Opinion of CFS’s financial advisor

On January 23, 2015, CFS entered into a letter agreement with D.A. Davidson to provide the CFS’s board of directors with an opinion as to the fairness, from a financial point of view, of the consideration to be paid in connection with the merger.  CFS engaged D.A. Davidson because D.A. Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with CFS and its business. As part of its investment banking business, D.A. Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On February 26, 2015 and March 2, 2015, CFS’s board of directors held meetings to evaluate the proposed merger. At both of these meetings, D.A. Davidson reviewed the financial aspects of the proposed merger, and at the March 2, 2015 meeting, D.A. Davidson rendered an opinion to CFS’s board that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the per share merger consideration to be paid to the holders of CFS common stock and the holders of shares of each class of CFS preferred stock in the merger is fair, from a financial point of view, to each such holder.

The full text of Davidson’s written opinion, dated March 2, 2015, is attached to this proxy statement as Annex F and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. CFS’s shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and D.A. Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to CFS’s board of directors and addresses only the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of CFS common stock and the holders of shares of each class of CFS preferred stock in the proposed merger. The opinion does not address, and D.A. Davidson expresses no view or opinion with respect to, (i) the underlying business decision by CFS to engage in the merger, (ii) the relative merits of the merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available, or (iii) any legal, regulatory, tax or accounting matters relating to CFS, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any other term or aspect of the merger or the merger agreement. CFS determined the consideration through the negotiation process. The opinion does not constitute a recommendation to any CFS  shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.  The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of CFS’s officers, directors or employees, or any class of such persons, relative to the per share merger consideration. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this proxy statement is a part and consented to the inclusion of its opinion to CFS’s board of directors as Annex F of this proxy statement and to the references to D.A. Davidson and its opinion contained herein.

In connection with rendering its opinion, D.A. Davidson reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of CFS and Wintrust and the merger, including among other things, the following:

•                  the merger agreement;

•                  certain financial statements and other historical financial and business information about CFS and Wintrust made available to D.A. Davidson from published sources and/or from the internal records of CFS that D.A. Davidson deemed relevant;

•                  certain documents related to the issuances of each class of CFS preferred stock;

•                  internal financial projections for CFS for the years ending December 31, 2015, December 31, 2016 and December 31, 2017 as set forth below under the heading “Financial Forecasts of CFS” as provided by senior management of CFS and estimated earnings for the years thereafter, in each case as discussed with senior management of CFS;

•                  certain publicly available analyst earnings estimates for Wintrust for the years ending December 31, 2015 and December 31, 2016 and the long-term growth rate thereof estimated by analysts for the years thereafter;

•                  the current market environment generally and the banking environment in particular;

•                  the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•                  the market and trading characteristics of public companies and public bank holding companies in particular;

•                  the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

•                  the net present value of CFS with consideration of the projected financial results;

•                  the net present value of CFS and Wintrust, on a pro forma basis with the pro forma financial impact of the merger, with consideration of the projected financial results; and

•                  such other financial studies, analyses and investigations and financial, economic and market criteria and other information as D.A. Davidson considered relevant including discussions with management and other representatives and advisors of CFS and Wintrust concerning the business, financial condition, results of operations and prospects of CFS and Wintrust.

In arriving at its opinion, D.A. Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and D.A. Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of CFS, nor did D.A. Davidson make an independent appraisal or analysis of CFS with respect to the merger. In addition, D.A. Davidson has not assumed any obligation to conduct, nor has D.A. Davidson conducted any physical inspection of the properties or facilities of CFS. With respect to the financial forecasts and other analyses, D.A. Davidson has further relied on the assurances of management of CFS that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. D.A. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB 141(R). D.A. Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of CFS or Wintrust nor has D.A. Davidson reviewed any individual credit files relating to CFS or Wintrust. D.A. Davidson has assumed that the respective allowances for loan losses for both CFS and Wintrust are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. D.A. Davidson has assumed that there has been no material change in CFS’s assets, financial condition, results of operations, cash flows, business or prospects since the date of the most recent financial statements provided to D. A. Davidson. D.A. Davidson has assumed in all respects material to its analysis that CFS will remain as going concerns for all periods relevant to its analysis. D.A. Davidson has also assumed that all of the representations and warranties contained in the merger agreement and all related agreements (as qualified by any disclosure schedules in respect thereof) are true and correct in all respects material to Davidson’s analysis, and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to Davidson’s analysis. D.A. Davidson also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the merger will be obtained without any material adverse effect on CFS or the contemplated benefits of the merger. Davidson’s opinion is necessarily based upon information available to D.A. Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to CFS’s board of directors.

Set forth below is a summary of the material financial analyses performed by D.A. Davidson in connection with rendering its opinion. The summary of the analyses of D.A. Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of February 24, 2015 and is not necessarily indicative of market conditions after such date.

Summary of Proposal

Davidson reviewed the financial terms of the proposed transaction. As set forth in the Agreement, each outstanding share of each class of CFS preferred stock will be converted into shares of CFS common stock, and thereafter, each outstanding share of CFS common stock will be converted into the right to receive, subject to adjustment pursuant to Section 6.10(b) of the merger agreement, the per share merger consideration consisting of (a) an amount in cash equal to the per share cash consideration, plus (b) a number of shares of Wintrust common stock equal to the per share stock consideration determined in accordance with the merger agreement.  The merger agreement provides that the aggregate merger consideration will be $42,375,000, subject to adjustment pursuant to Section 6.10(b) of the merger agreement.  Based upon the pro forma 29,906,588 shares of CFS common stock outstanding immediately following the conversion of each class of CFS preferred stock into shares of CFS common stock as of March 2, 2015, D.A. Davidson calculated the per share merger consideration to be $1.42 per share. The terms and conditions of the merger are more fully described in the merger agreement. Based upon financial information as of or for the twelve month period ended December 31, 2014, D.A. Davidson calculated the following transaction ratios:

Transaction Ratios

Transaction Price / Net Income (2014) - As Reported	7.9	x
Transaction Price / Net Income (2014) - Before DTA Reversal	29.7	x
Transaction Price / Net Income (2014) - Tax-Adjusted	45.7	x
Transaction Price / Book Value Per Share	148.3%
Transaction Price / Tangible Book Value Per Share	148.3%
Tangible Book Premium / Core Deposits (1)	4.9%
Premium to Company’s Closing Price as of 2/24/2015 (2)	18.08%

(1) Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits

(2) Based on CFS’s Closing Price as of 2/24/2015 of $1.20 per share

CFS Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for CFS and a group of 16 financial institutions selected by Davidson, based on its judgment and experience, which: (i) were banks with common stock listed on the over-the-counter markets (OTC); (ii) were headquartered in the Midwest, including Iowa, Illinois, Indiana, Kentucky, Kansas, Michigan, Missouri, Minnesota, North Dakota, Nebraska, Ohio, South Dakota and Wisconsin; (iii) had total assets between $200.0 million and $500.0 million; (iv) had a ratio of nonperforming assets to total assets below 4.00%; and (v) had a return on average assets that was between 0.00% and 1.00% for the three-month period ended December 31, 2014.  The 16 financial institutions were as follows:

Birmingham Bloomfield Bancshares, Inc.	First Robinson Financial Corporation
CNB Corporation	HCB Financial Corporation
Comunibanc Corporation	HFB Financial Corporation
Consumers Bancorp, Inc.	Iowa First Bancshares Corp.
County Bank Corp	Killbuck Bancshares, Inc.
Eastern Michigan Financial Corporation	Ohio Legacy Corp
First Citizens Nat’l Bank of Upper Sandusky	Wells Financial Corp.
First Ottawa Bancshares, Inc.	West Shore Bank Corporation

Note: Does not reflect impact from pending acquisitions or acquisitions closed after December 31, 2014

The analysis compared publicly available financial and market trading information for CFS and the data for the 16 financial institutions identified above as of and for the three-month period ended December 31, 2014. D.A. Davidson incorporated a control premium of 30.0% based on the average of premiums observed on other transactions in the industry since 2000 and applied it to the median implied non-control value of $0.80 per share to calculate an implied value of $1.05 per share. The table below compares the data for CFS and the data for the 16 financial institutions identified above, with pricing data as of February 24, 2015.

Financial Condition and Performance

		Comparable Companies
	Company	Median	Average	Minimum	Maximum
Total Assets (in millions)	$343.0	$281.6	$311.0	$207.0	$480.0
Non-Performing Assets / Total Assets	1.43%	1.53%	1.38%	0.04%	3.10%
Texas Ratio (1)	16.25%	14.04%	13.55%	0.35%	27.42%
Tangible Common Equity Ratio	8.33%	9.61%	9.90%	7.39%	17.76%
Loan / Deposit Ratio	60.58%	72.62%	73.51%	48.67%	116.70%
Net Interest Margin (Most Recent Quarter)	3.39%	3.53%	3.54%	2.94%	4.17%
Efficiency Ratio (Most Recent Quarter)	94.35%	71.86%	73.04%	59.73%	89.20%
Return on Average Tangible Common Equity (Most Recent Quarter)	2.10%	8.06%	7.71%	1.23%	11.90%
Return on Average Assets (Most Recent Quarter)	0.17%	0.80%	0.72%	0.22%	0.97%

Market Performance Multiples

	Transaction			Comparable Companies
	Multiples		Company	Median		Average		Minimum		Maximum
Market Capitalization (in millions)	—		$12.9	$21.9		$27.7		$14.9		$67.7
Price / Tangible Book Value Per Share	148.3%		125.6%	84.2%		88.3%		64.0%		146.3%
Price / Book Value Per Share	148.3%		125.6%	81.9%		87.2%		64.0%		142.2%
Price / LTM Earnings Per Share	45.7	x	NM	12.7	x	13.6	x	8.4	x	23.6	x

(1)   Texas ratio is calculated as the sum of non-performing assets and loans 90 days or more past due divided by the sum of tangible common equity and loan loss reserves

Wintrust Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for Wintrust and a group of 16 financial institutions selected by D.A. Davidson which: (i) were banks with common stock listed on NASDAQ or NYSE; (ii) were headquartered in the Midwest, including Iowa, Illinois, Indiana, Kentucky, Kansas, Michigan, Missouri, Minnesota, North Dakota, Nebraska, Ohio, South Dakota and Wisconsin; (iii) had total assets between $5.0 billion and $50.0 billion; and (iv) had a ratio of nonperforming assets to total assets below 5.00%.  These 16 financial institutions were as follows:

Associated Banc-Corp	Heartland Financial USA, Inc.
Chemical Financial Corporation	MB Financial, Inc.
Commerce Bancshares, Inc.	Old National Bancorp
First Financial Bancorp.	Park National Corporation
First Merchants Corporation	PrivateBancorp, Inc.
First Midwest Bancorp, Inc.	Talmer Bancorp, Inc.
FirstMerit Corporation	TCF Financial Corporation
Great Western Bancorp, Inc.	UMB Financial Corporation

Note: Does not reflect impact from pending acquisitions or acquisitions closed after December 31, 2014

The analysis compared publicly available financial and market trading information for Wintrust and the data for the 16 financial institutions identified above as of and for the three-month period ended December 31, 2014. The table below compares the data for Wintrust and the data for the comparable companies, with pricing data as of February 24, 2015. The 2015 and 2016 earnings per share estimates used in the table below were based on average FactSet Research Systems, Inc. consensus earnings estimates for Wintrust and the 16 financial institutions identified above.

Financial Condition and Performance

		Comparable Companies
	Wintrust	Median	Average	Minimum	Maximum
Total Assets (in millions)	$20,010.7	$10,644.4	$13,302.7	$5,824.1	$26,821.8
Non-Performing Assets / Total Assets	0.93%	1.12%	1.25%	0.16%	4.43%
Texas Ratio (1)	12.79%	11.84%	14.11%	2.16%	48.29%
Tangible Common Equity Ratio	7.75%	8.40%	8.68%	6.16%	12.78%
Loan / Deposit Ratio	89.89%	84.99%	84.58%	54.83%	106.16%
Net Interest Margin (Most Recent Quarter)	3.46%	3.74%	3.59%	2.52%	4.49%
Efficiency Ratio (Most Recent Quarter)	65.75%	64.62%	64.34%	48.53%	79.97%
Return on Average Tangible Common Equity (Most Recent Quarter)	9.91%	11.23%	11.02%	4.81%	15.60%
Return on Average Assets (Most Recent Quarter)	0.79%	0.98%	0.92%	0.53%	1.37%

Market Performance Multiples

			Comparable Companies
	Wintrust		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$2,238.7		$1,516.8		$1,892.6		$613.4		$4,080.4
Price / Tangible Book Value Per Share	147.4%		171.3%		171.6%		131.3%		212.2%
Price / Book Value Per Share	115.2%		126.7%		134.9%		89.1%		190.2%
Price / LTM Earnings Per Share	16.1	x	16.0	x	16.1	x	11.5	x	24.1	x
Price / 2015 Est. Earnings Per Share (2)	14.8	x	14.7	x	14.4	x	11.9	x	17.1	x
Price / 2016 Est. Earnings Per Share (2)	13.3	x	12.9	x	13.0	x	11.2	x	15.6	x

(1)   Texas ratio is calculated as the sum of non-performing assets and loans 90 days or more past due divided by the sum of tangible common equity and loan loss reserves

(2)   Earnings per share estimates based on average FactSet Research Systems, Inc. consensus earnings estimates

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Nationwide Transactions,” (2) “Midwest Transactions,” and (3) “Chicago Transactions.”

“Nationwide Transactions” included 16 transactions selected by Davidson, based on its judgment and experience, where:

•                  the transaction was announced between January 1, 2013 and February 24, 2015;

•                  the transaction involved selling companies headquartered nationwide;

•                  the merger consideration consisted of all stock or a mix stock and cash;

•                  the selling company’s total assets were between $200.0 million and $600.0 million;

•                  the non-performing assets to total assets ratio of the selling company was less than 3.00%;

•                  the return on average assets of the selling company was between 0.00% and 0.75% over the preceding twelve months; and

•                  the selling company had a tangible common equity to tangible assets ratio under 12.00%.

“Midwest Transactions” included 14 transactions selected by Davidson, based on its judgment and experience, where:

•                  the transaction was announced between January 1, 2013 and February 24, 2015;

•                  the transaction involved selling companies headquartered in Iowa, Illinois, Indiana, Kentucky, Kansas, Michigan, Missouri, Minnesota, North Dakota, Nebraska, Ohio, South Dakota, and Wisconsin;

•                  the selling company’s total assets were between $200.0 million and $800.0 million;

•                  the non-performing assets to total assets ratio of the selling company was less than 4.00%; and

•                  the return on average assets of the selling company was between 0.00% and 1.00% over the preceding twelve months.

“Chicago Transactions” included 8 transactions, based on its judgment and experience, where:

•                  the transaction was announced between January 1, 2010 and February 24, 2015;

•                  the transaction involved banks headquartered in the Chicago Metropolitan Standard Area; and

•                  the selling company’s total assets were less than $1.0 billion.

The following tables set forth the transactions included in “Nationwide Transactions,” “Midwest Transactions,” and “Chicago Transactions,” and are sorted by announcement date:

Nationwide Transactions

Announcement Date	Acquirer	Target
1/27/2015*	United Community Banks, Inc.	MoneyTree Corporation
12/22/2014*	Stupp Bros., Inc.	Southern Bancshares Corp.
10/20/2014	ServisFirst Bancshares, Inc.	Metro Bancshares, Inc.
10/03/2014*	IBERIABANK Corporation	Florida Bank Group, Inc.
7/08/2014	First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.
6/06/2014	Charles Investment Group, LLC	United Group Banking Co. of Florida, Inc.
4/22/2014	Heritage Financial Group, Inc.	Alarion Financial Services, Inc.
4/04/2014	Peoples Bancorp Inc.	Ohio Heritage Bancorp, Inc.
2/11/2014	IBERIABANK Corporation	First Private Holdings, Inc.
10/21/2013	Institution for Savings in Newburyport	Mission Community Bancorp
9/09/2013	Cardinal Financial Corporation	United Financial Banking Companies, Inc.
8/15/2013	Mascoma Mutual Fin. Services Corp.	Rumson-Fair Haven Bank & Trust Co.
7/15/2013	Wilshire Bancorp, Inc.	Saehan Bancorp
6/21/2013	Croghan Bancshares, Inc.	Indebancorp
3/27/2013	Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.
2/14/2013	QCR Holdings, Inc.	Community National Bancorporation

*Indicates the transaction was pending as of February 24, 2015.

Midwest Transactions

Announcement Date	Acquirer	Target
12/22/2014*	Stupp Bros., Inc.	Southern Commercial Bank
10/14/2014	Wintrust Financial Corporation	Delavan Bancshares, Inc.
9/26/2014	First Busey Corporation	Herget Financial Corp.
8/04/2014*	Peoples Bancorp Inc.	NB&T Financial Group, Inc.
7/08/2014	First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.
5/23/2014	First Business Financial Services, Inc.	Aslin Group, Inc.
4/07/2014	MainSource Financial Group, Inc.	MBT Bancorp
4/04/2014	Peoples Bancorp Inc.	Ohio Heritage Bancorp, Inc.
2/25/2014	Southern Missouri Bancorp, Inc.	Peoples Service Company
12/20/2013	First Financial Bancorp.	Insight Bank
6/21/2013	Croghan Bancshares, Inc.	Indebancorp
6/12/2013	Heartland Financial USA, Inc.	Morrill Bancshares, Inc.
3/26/2013	CNB Financial Corporation	FC Banc Corp.
2/14/2013	QCR Holdings, Inc.	Community National Bancorporation

*Indicates the transaction was pending as of February 24, 2015.

Chicago Transactions

Announcement Date	Acquirer	Target
11/14/2014*	Royal Financial, Inc.	PNA Bank
7/08/2014	First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.
7/31/2013	Wintrust Financial Corporation	Diamond Bancorp, Inc.
4/16/2013	BBCN Bancorp, Inc.	Foster Bankshares, Inc.
1/22/2013	Wintrust Financial Corporation	First Lansing Bancorp, Inc.
9/18/2012	Wintrust Financial Corporation	HPK Financial Corporation
7/26/2011	Wintrust Financial Corporation	Elgin State Bancorp, Inc.
9/13/2010	BankFinancial Corporation	DG Bancorp, Inc.

*Indicates the transaction was pending as of February 24, 2015.

For each transaction referred to above, D.A. Davidson compared, among other things, the following implied ratios:

•                  transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction; and

•                  transaction price compared to tangible book value per share, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.

As illustrated in the following table, D.A. Davidson compared the multiples implied by the proposed merger to the multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and CFS data for the last twelve months ended December 31, 2014.

Financial Condition and Performance

		Nationwide				Midwest				Chicago
	CFS	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$343.0	$340.0	$360.0	$211.3	$581.5	$273.1	$358.7	$200.2	$752.3	$329.8	$318.3	$99.0	$581.5
Return on Average Assets (Last Twelve Months)	0.27%	0.54%	0.46%	0.02%	0.75%	0.71%	0.69%	0.37%	0.98%	-0.29%	-0.62%	-4.00%	1.45%
Return on Average Equity (Last Twelve Months)	3.69%	5.45%	4.77%	0.18%	7.96%	6.60%	6.78%	3.57%	10.52%	-4.85%	-12.39%	-57.49%	31.95%
Tangible Common Equity Ratio	8.33%	9.59%	9.30%	6.33%	11.80%	10.18%	9.91%	6.64%	13.05%	6.00%	6.22%	1.99%	10.84%
Efficiency Ratio (Last Twelve Months)	84.6%	80.5%	81.4%	68.7%	106.1%	71.1%	72.3%	62.5%	84.0%	87.2%	92.1%	78.8%	136.4%
Non-Performing Assets / Total Assets	1.43%	1.63%	1.46%	0.00%	2.85%	1.87%	1.80%	0.48%	3.27%	7.57%	8.12%	2.21%	13.77%
Loan Loss Reserves / Non-Performing Loans	90.2%	84.0%	129.8%	45.0%	436.3%	77.0%	98.0%	31.6%	414.2%	45.6%	45.7%	21.7%	86.8%

Transaction Multiples

			Nationwide								Midwest								Chicago
	CFS		Median		Average		Minimum		Maximum		Median		Average		Minimum		Maximum		Median		Minimum		Average		Maximum
Transaction Price / Last Twelve Months Earnings Per Share	45.7	x	20.2	x	20.7	x	18.5	x	26.5	x	19.4	x	18.9	x	10.9	x	26.5	x	16.9	x	16.9	x	14.6	x	19.1	x
Transaction Price / Tangible Book Value Per Share	148.3%		139.9%		143.5%		104.1%		199.8%		135.8%		133.9%		104.1%		166.0%		74.1%		72.5%		15.0%		137.7%

Net Present Value Analysis

Davidson performed an analysis that estimated the net present value per share of CFS common stock on a fully-diluted basis under various circumstances. The analysis considered: (i) CFS management’s financial forecasts for the years ending December 31, 2015, December 31, 2016 and December 31, 2017; and (ii) estimated earnings for the years thereafter, as discussed with CFS management, in each case, as set forth under “Financial Forecasts of CFS.” To approximate the terminal value of CFS common stock at December 31, 2020, D.A. Davidson applied price to earnings multiples of 15.0x to 20.0x and multiples of tangible book value ranging from 125.0% to 175.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 12.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CFS common stock. In evaluating the discount rate, D.A. Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Ibbotson Equity Risk Premium, plus the published Ibbotson Size Premium, and plus the published Ibbotson Industry Premium.

At the March 2, 2015 CFS board of directors meeting, D.A. Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of CFS common stock of $0.52 to $0.79 when applying the price to earnings multiples to the financial forecasts and $0.76 to $1.22 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	15.0x	16.0x	17.0x	18.0x	18.0x	19.0x	20.0x
12.00%	$0.60	$0.64	$0.68	$0.70	$0.71	$0.75	$0.79
12.50%	$0.58	$0.62	$0.66	$0.68	$0.70	$0.74	$0.78
13.00%	$0.57	$0.61	$0.65	$0.66	$0.68	$0.72	$0.76
13.50%	$0.56	$0.59	$0.63	$0.65	$0.67	$0.71	$0.74
14.00%	$0.55	$0.58	$0.62	$0.64	$0.65	$0.69	$0.73
14.50%	$0.53	$0.57	$0.60	$0.62	$0.64	$0.68	$0.71
15.00%	$0.52	$0.56	$0.59	$0.61	$0.63	$0.66	$0.70

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	125.0%	130.0%	140.0%	150.0%	160.0%	170.0%	175.0%
9.50%	$0.87	$0.91	$0.98	$1.05	$1.12	$1.18	$1.22
10.50%	$0.85	$0.89	$0.95	$1.02	$1.09	$1.16	$1.19
11.50%	$0.83	$0.87	$0.93	$1.00	$1.07	$1.13	$1.17
12.50%	$0.82	$0.85	$0.91	$0.98	$1.04	$1.11	$1.14
13.50%	$0.80	$0.83	$0.89	$0.96	$1.02	$1.08	$1.12
14.50%	$0.78	$0.81	$0.87	$0.94	$1.00	$1.06	$1.09
15.50%	$0.76	$0.79	$0.85	$0.92	$0.98	$1.04	$1.07

Market Premium Analysis

Davidson performed an analysis of the per share consideration premium to recently observed market prices for CFS stockholders. The analysis assumed consideration of $1.42 per share and was based on CFS closing market prices observed up to and including February 24, 2015. The analysis included premiums based on the closing price on February 24, 2015, a ten day average price, twenty day average price, thirty day average price, sixty day average price, ninety day average price, a fifty-two week high price and a fifty-two week low price, all for the periods ending February 24, 2015.

Premiums to Market Prices

Premium to Market Price

Period	Price	Premium
Current Stock Price	$ 1.20	18.1%
Avg. Stock Price - 10 Day	$ 1.17	21.2%
Avg. Stock Price - 20 Day	$ 1.03	37.6%
Avg. Stock Price - 30 Day	$ 0.98	44.1%
Avg. Stock Price - 60 Day	$ 0.94	50.7%
Avg. Stock Price - 90 Day	$ 0.93	52.4%
52-Week High	$ 1.20	18.1%
52-Week Low	$ 0.85	66.7%

Note: Based on closing market prices for the periods ending 2/24/2015

Davidson prepared its analyses for purposes of providing its opinion to CFS’s board of directors as to the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of the CFS common stock and the holders of shares of each class of CFS preferred stock, in the proposed merger and to assist CFS’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of CFS, Wintrust or D.A. Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by CFS’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of CFS  or management with respect to the merger or the per share merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. D.A. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, D.A. Davidson and its affiliates may provide such services to the CFS, Wintrust and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of CFS and Wintrust for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.  CFS selected D.A. Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated January 23, 2015, CFS engaged D.A. Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the letter agreement, CFS agreed to pay D.A. Davidson a cash fee of $65,000 concurrently with the rendering of its opinion. CFS has also agreed to reimburse D.A. Davidson for reasonable out-of-pocket expenses up to $3,000, including fees of counsel, and to indemnify D.A. Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Davidson has not, in the past, provided any investment banking services to CFS and its affiliates, has not had a material relationship with CFS and its affiliates and has not received compensation and reimbursement of out-of-pocket expenses for any such services. During the two years preceding the date of the opinion, D.A. Davidson received no compensation from CFS. Davidson, however, may provide investment banking services to the combined company in the future and may receive future compensation.

CFS’s reasons for the merger and recommendation of the board of directors

CFS’s board of directors has concluded that the merger offers CFS stockholders an attractive opportunity to achieve the board’s strategic business objectives, including increasing stockholder value, growing the size of the business and enhancing liquidity for CFS’s stockholder.  In addition, CFS board of directors believes that the customers and communities served by the Bank will benefit from the merger.

In deciding to approve the merger agreement and the transactions contemplated thereby, CFS’s board of directors consulted with CFS’s management, as well as its legal counsel and financial advisors, and considered numerous factors, including the following:

•                  information with respect to the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of CFS and Wintrust, both individually and as a combined company;

•                  the perceived risks and uncertainties attendant to CFS’s operations as an independent banking organization, including the risks and uncertainties related to the continuing low-interest rate environment, competition in CFS’s market area, increased regulatory costs and increased capital requirements;

•                  based on the closing price of Wintrust common stock on March 2, 2015 and CFS’s December 31, 2014 unaudited balance sheet, the aggregate merger consideration was priced at a multiple of approximately 148.3% of the tangible book value of CFS (after giving effect to the conversion of all of the CFS preferred stock into shares of CFS common stock);

•                  Davidson’s opinion, subject to the various assumptions, qualifications and limitations set forth in such fairness opinion, that the per share merger consideration is fair, from a financial point of view, to the holders of CFS common stock and each class of CFS preferred stock, respectively;

•                  the value to be received by CFS stockholders in the merger as compared to value projected for CFS as an independent entity;

•                  the market value of Wintrust common stock prior to the execution of the merger agreement and the prospects for future appreciation as a result of Wintrust’s strategic initiatives;

•                  Wintrust’s strategy to seek profitable future expansion in the Chicago metropolitan area, leading to continued growth in overall stockholder value;

•                  the fact that Wintrust enjoys relatively high trading volumes on NASDAQ, and the merger would provide access to a more robust trading market for CFS stockholders whose shares currently are thinly traded over-the-counter on OTCQB, as well as enhanced access to capital markets to finance the combined company’s capital requirements; and

•                  the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by CFS’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by CFS’s board.  In view of the wide variety of factors considered by the CFS board of directors in connection with its evaluation of the merger, the CFS board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered.  In considering the factors described above, individual directors may have given differing weights to different factors.  CFS’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of CFS stockholders.

CFS’s board of directors believes that the merger is in the best interests of CFS.  CFS’s board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion and recommends that stockholders vote “FOR” approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement and “FOR” the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.

Certain directors and officers of CFS and the Bank have interests in the merger different from or in addition to their interests as stockholders generally, including certain cash payments that will be made as a result of the merger under various benefit plans and agreements currently in place in order to terminate such agreements. You may wish to consider these interests in evaluating CFS’s board of directors’ recommendation that you vote in favor of the merger.  See “The Merger—Interests of certain persons in the merger.”  All of CFS’s directors and officers have agreed to vote their shares at the special meeting in favor of the merger and the amendment to the articles of incorporation and any other matter necessary for consummation of the transactions contemplated by the merger agreement.

Wintrust’s reasons for the merger

Wintrust’s board of directors believes that the merger is in the best interests of Wintrust and its shareholders.  In deciding to approve the merger, Wintrust’s board of directors considered a number of factors, including:

•                  management’s view that the acquisition provides an attractive opportunity to expand and complement its existing market presence in the Wheaton and Glen Ellyn communities;

•                  CFS’s community banking orientation and its compatibility with Wintrust and its subsidiaries;

•                  a review of the demographic, economic and financial characteristics of the markets in which CFS operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•                  management’s review of CFS’s business, operations, earnings and financial condition, including capital levels and asset quality of the Bank;

•                  efficiencies to come from integrating certain of CFS’s operations into Wintrust’s existing operations; and

•                  the prospects for the approval of the merger by the relevant bank regulatory authorities without undue burden and in a timely manner.

The above discussion of the information and factors considered by Wintrust’s board of directors is not intended to be exhaustive, but includes a description of all material factors considered by Wintrust’s board.  In view of the wide variety of factors considered by the Wintrust board of directors in connection with its evaluation of the merger, the Wintrust board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered.  In considering the factors described above, individual directors may have given differing weights to different factors.  Wintrust’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of Wintrust’s shareholders.

Material U.S. federal income tax consequences of the merger

Subject to the assumptions and limitations discussed below, the following discussion sets forth the material U.S. federal income tax consequences of the merger to CFS stockholders who are U.S. holders (as defined below) of CFS common stock (including those U.S. holders whose CFS preferred stock is converted into CFS common stock immediately before the merger).  This discussion is based on the Internal Revenue Code (the “Code”) and the related tax regulations issued by the U.S. Internal Revenue Service, or “Treasury Regulations,” administrative interpretations and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect.  Any change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the merger.  This discussion does not address all issues that may be applicable to holders who acquired shares of CFS common stock pursuant to the exercise of options or otherwise as compensation.  Furthermore, this discussion does not address any alternative minimum tax or any state, local or foreign tax considerations.  We urge you to consult your own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to you of the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of CFS common stock who for U.S. federal income tax purposes is:

•                  a citizen or resident of the U.S.;

•                  a corporation, or an entity treated as a corporation, created or organized in or under the laws of the U.S. or any state or political subdivision thereof and taxed under Subchapter C of the Code;

•                  a trust that (1) is subject to (A) the primary supervision of a court within the U.S. and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•                  an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a corporation taxed under Subchapter S of the Code, referred to as an “S corporation,” or a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds CFS common stock, the tax treatment of a shareholder or partner generally will depend on the status of the shareholder or partner and the activities of the S corporation or partnership.  If you are a shareholder of an S corporation or partner of a partnership holding CFS common stock, you should consult your tax advisor.

This discussion addresses only those CFS stockholders that hold their CFS common stock as a capital asset within the meaning of Section 1221 of the Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular CFS stockholders in light of their individual circumstances or to CFS stockholders that are subject to special rules, such as:

•                  financial institutions;

•                  pass-through entities or investors in pass-through entities;

•                  persons who are subject to the alternative minimum tax;

•                  insurance companies;

•                  tax-exempt organizations;

•                  dealers in securities;

•                  traders in securities that elect to use a mark-to-market method of accounting;

•                  persons who exercise and perfect appraisal rights;

•                  persons who hold CFS common stock as part of a straddle, hedge, appreciated financial position, synthetic security, constructive sale, conversion transaction or other integrated investment or risk reduction transaction;

•                  certain expatriates or persons that have a functional currency other than the U.S. dollar;

•                  regulated investment companies;

•                  persons who are not U.S. holders; and

•                  stockholders who acquired their shares of CFS common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax consequences nor does it address any state, local or foreign tax consequences of the merger.

The following discussion is based on the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  Any such change could affect the continuing validity of this discussion.

Wintrust and CFS have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.  The obligation of CFS to complete the merger is conditioned upon the receipt of an opinion from Godfrey & Kahn, counsel to CFS, to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by the holders of shares of CFS common stock upon the receipt of shares of Wintrust common stock in exchange for their shares of CFS common stock, except to the extent of any cash consideration received in the merger and any cash received instead of fractional shares of Wintrust common stock. This opinion will be based on the facts, representations, covenants and assumptions set forth in such opinion that are consistent with the state of facts existing as of the closing date of the merger.  The accuracy of such facts, representations and assumptions, and the parties’ compliance with such covenants, could affect the conclusions set forth in such opinion.  This opinion is not binding on the Internal Revenue Service or the courts.  Wintrust and CFS have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.  Accordingly, each CFS stockholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Material U.S. Federal Tax Consequences of the Merger Generally to U.S. Holders of CFS  Common Stock.  On the basis of the opinion delivered in connection herewith, and subject to the limitations and assumptions described therein:

•                  gain (but not loss) will be recognized by the U.S. holders in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Wintrust common stock and cash received by a U.S. holder of CFS common stock exceeds such holder’s cost basis in its CFS common stock, and (2) the amount of cash received by such holder of CFS common stock (except with respect to any cash received instead of fractional share interests in Wintrust common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Wintrust Common Stock”);

•                  the aggregate basis of the Wintrust common stock received in the merger will be the same as the aggregate basis of the CFS common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of fractional share interests in Wintrust common stock), decreased by any basis attributable to fractional share interests in Wintrust common stock for which cash is received, and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as dividend income, as discussed below, but excluding any gain or loss recognized with respect to fractional share interests in Wintrust common stock for which cash is received); and

•                  the holding period of Wintrust common stock received in exchange for shares of CFS common stock will include the holding period of the CFS common stock for which it is exchanged.

If U.S. holders of CFS common stock acquired different blocks of CFS common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of CFS common stock and such holders’ basis and holding periods in their shares of Wintrust common stock will be determined with reference to each block of CFS common stock.  Any such holders should consult their tax advisors regarding the manner in which cash and Wintrust common stock received in the exchange should be allocated among different blocks of CFS common stock and with respect to identifying the bases or holding periods of the particular shares of Wintrust common stock received in the merger.

Gain that U.S. holders of CFS common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their CFS common stock for more than one year as of the date of the merger.  Long-term capital gain of non-corporate U.S. holders of CFS common stock is generally taxed at preferential rates.  In some cases, if a U.S. holder actually or constructively owns Wintrust stock other than Wintrust stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of such holder’s ratable share of undistributed earnings and profits.  Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of CFS common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Wintrust Common Stock.  A holder of CFS common stock who receives cash instead of a fractional share of Wintrust common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of Wintrust common stock for cash.  As a result, a holder of CFS common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share interest as set forth above.  Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share is greater than one year.  The deductibility of capital losses is subject to limitations.

Medicare Tax.  A U.S. holder of CFS common stock who is an individual is generally subject to a 3.8% tax on the lesser of: (i) his or her “net investment income,” as defined in Section 1411 of the Code, for the relevant taxable year; or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally includes any gain recognized in connection with the merger (including any gain that is capital gain or that is treated as a dividend).

Backup Withholding and Information Reporting.  Payments of cash to a U.S. holder of CFS common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless such holder provides proof of an applicable exemption satisfactory to Wintrust and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules.  Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Information Reporting by Significant Shareholders. A U.S. holder of CFS common stock who receives Wintrust common stock as a result of the merger will be required to retain records pertaining to the merger.  Each U.S. holder of CFS common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Wintrust common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Section 1.368-3 of the Treasury Regulations setting forth such holder’s basis in the CFS common stock surrendered and the fair market value of the Wintrust common stock and cash received in the merger.  A “significant holder” is a holder of CFS common stock who, immediately before the merger, owned at least 1% of the outstanding stock of CFS or securities of CFS with a basis for federal income taxes of at least $1 million.

The discussion set forth above does not address all U.S. federal income tax consequences that may be relevant to U.S. holders of CFS common stock and may not be applicable to such holders that are subject to special rules.  It is not a complete analysis or discussion of all potential tax effects that may be important to you.  Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Regulatory approvals

The merger cannot proceed without obtaining all requisite regulatory approvals.  Wintrust and CFS have agreed to take all appropriate actions necessary to obtain the required approvals.

The merger of Wintrust and CFS is subject to prior approval of the Federal Reserve.  Wintrust submitted an application with the Federal Reserve Bank of Chicago on March 18, 2015 seeking the necessary approvals and received the necessary approvals on May 7, 2015.

The merger may not be consummated until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds.  The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.

Interests of certain persons in the merger

General.  Members of the board of directors and executive officers of CFS and the Bank may have interests in the merger that are different from, or are in addition to, the interests of CFS shareholders generally.  The CFS board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and determining to recommend to CFS stockholders to vote for adoption of the merger agreement.  As of March 31, 2015, CFS’s directors and executive officers owned, in the aggregate, 845,419 shares of CFS common stock, representing approximately 7.8% of CFS’s outstanding shares of common stock; 22,000 Series C Preferred Shares, representing approximately 18.4% of CFS’s outstanding Series C Preferred Shares; 0 shares of Series D Preferred Shares; and 0 shares of the Series E Preferred Shares.

Change of Control Agreements.  The Bank has previously entered into change of control agreements with Donald Wilson, Douglas Howe, Christopher Barton, Jeffrey Vock, and Eric Wedeen.

Change of Control Agreements for Messrs. Wilson and Howe.  The change of control agreements for Messrs. Wilson and Howe each provide that if, within one year following a “change of control” of CFS or the Bank (as defined in the change of control agreements), (i) the Bank terminates the executive’s employment other than for “cause” (as defined in the change of control agreements), death or disability or (ii) the executive terminates his employment as a result of (1) a material reduction in the executive’s base salary or incentive compensation opportunity, (2) a material reduction in the executive’s authority, duties or responsibilities with the Bank, (3) a requirement to be based at any office location more than 50 miles from the location where the executive was principally employed immediately preceding a change of control, or (4) a material breach by the Bank or its successor or assign, of the executives change of control agreement, then the Bank shall make a lump sum cash payment to the executive within 60 days of his termination of employment equal to 12 months of the greater of (i) the executive’s monthly base salary as of the date of termination or (ii) the executive’s monthly base salary on the date the change of control of the Bank occurs. In addition, each executive will generally be entitled to receive all amounts or benefits to which he is entitled prior to his date of termination under any plan, program, policy, practice, contract or agreement of the Bank. The payment of such severance benefit to an executive will be contingent upon the executive’s execution of a waiver and release of claims to the Bank within 30 days of his termination date and will be subject to certain excise tax limitations and the provisions of Section 409A of the Code.

Change of Control Agreements for Messrs. Barton, Vock, and Wedeen.  The change of control agreements for Messrs. Barton, Vock, and Wedeen provide for benefits to be provided by the Bank to the executive officers upon the occurrence of certain events within 18 months after a change of control of CFS or the Bank.  Each such letter agreement provides for the payment of severance benefits, if, at any time within 18 months following a change of control, the officer’s employment is terminated as a result of (i) his disability, death or retirement pursuant to any retirement plan or policy of the Bank of general application to key employees; (ii) the essential elements of the officer’s position being materially reduced without good cause, each without the officer’s voluntary consent; (iii) a material reduction in the officer’s aggregate compensation, not related to or resulting from documented, diminished performance; or (iv) the officer being required to regularly perform services at a location which is greater than 50 miles from his principal office at the time of the change of control.

The severance benefits to be provided under the agreements with Messrs. Barton, Vock, and Wedeen are an immediate lump-sum cash payment equal to nine months of the terminated executive’s current annual salary, and continued medical and life insurance coverage to the officer and his family for a maximum of nine months.

Change of Control Payments to Executives

Executive	Cash (1)	Equity(2)	Perquisites/ Benefits(3)	Total
Donald H. Wilson President & Chief Executive Officer	$250,000	$0	$0	$250,000
Douglas Howe Executive Vice President	$125,000	$0	$0	$125,000
Eric J. Wedeen Chief Financial Officer	$89,606	$100	$12,389	$102,095
Jeffrey A. Vock Vice President, Assistant Secretary	$114,660	$100	$8,629	$123,389
Christopher P. Barton Vice President & Secretary	$106,675	$0	$8,629	$115,304

(1)         All amounts reflected in the column are lump sum cash severance payments and “double trigger” in nature, namely, eligibility to receive this payment is conditioned on the occurrence of a change of control and the officer’s qualifying termination of employment within a certain time period following the change of control. To be eligible for the payment, Messrs. Wilson and Howe must have a qualifying termination of employment within 12 months following the change of control, and Messrs. Wedeen, Vock, and Barton must have a qualifying termination of employment within 18 months following the change of control.

(2)         All amounts reflected in this column are “single trigger” in nature, namely, eligibility to receive this payment is conditioned solely on the occurrence of a change of control. Specifically, amounts in this column are related to the consideration paid for the cancellation of underwater stock options held by each officer.

(3)         All amounts reflected in the column reflect the value of continuing medical and life insurance and are “double trigger” in nature.  Only Messrs. Wedeen, Vock, and Barton are eligible for such payments and must have a qualifying termination of employment within 18 months following the change of control.

Continued Director and Officer Liability Coverage.  Pursuant to the terms of the merger agreement, Wintrust has agreed to provide to each person who serves as a director or officer of CFS or its subsidiaries after the effective time substantially the same insurance coverage against personal liability for actions taken after the effective time as is provided to other directors and officers of Wintrust and its subsidiary banks. In addition, Wintrust agreed to pay for insurance coverage for up to six years following the effective time under a policy of directors’ and officers’ liability and other professional insurance for actions taken on or prior to the effective time of the merger, so long as the premium or premiums of such policy do not exceed $200,000. If such coverage cannot be purchased for $200,000 or less, CFS and its subsidiaries will obtain as much comparable insurance as is available for $200,000.  If the insurer declines to provide the policy prior to the closing date, or after the effective time terminates the policy, CFS (if prior to the closing date) or Wintrust (if after the effective time) must obtain the best coverage available, as determined in the reasonable judgment of CFS or Wintrust, as applicable.

Director Deferred Compensation.  Certain of the current members of the Bank have entered into a Directors Deferred Compensation Agreement, pursuant to which fees payable to an individual for his service as a director, including but not limited to annual fees, meeting fees, and committee fees, may be deferred.  Commencing on the first day of the calendar month following the director’s “Separation from Service” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended), the amounts attributable to the director’s deferred account shall be paid in accordance with their distribution elections.  Upon Separation from Service in connection with the merger, directors Dr. Penny Belke and Dr. Ray Dieter will begin receiving payouts of deferred compensation pursuant to their Directors Deferred Compensation Agreements.  As of February 28, 2015, their accrued balances of deferred compensation plus interest earned were $115,460 and $272,079, respectively, and their monthly payouts will be approximately $1,924 (monthly for five years) and $6,802 (quarterly for ten years), respectively.

Director Retirement Plan. Directors of the Bank have accrued amounts under the Director’s Retirement Plan.  Although the plan was discontinued as of November 21, 2013, and the accrual of benefits terminated as of November 30, 2013, vesting of previously accrued benefits continues to occur based on years of board service.  However, upon a change in control all amounts accrued under the plan will automatically vest.

Payment of the benefits under the plan after a change in control will be made in accordance with each director’s prior valid election either (i) in a lump sum as soon as practicable following the change in control or 120 equal monthly installments on the first day of each month commencing with the month following the change of control or (ii) for directors who did not make an election to be paid upon a change of control, in a lump sum or 120 monthly equal installments following the director’s separation from service.  If a director has elected a lump sum payment, the monthly installments shall be discounted to the lump sum payment date, using a discount rate at 6%, to determine the amount of the lump sum payment.  If the value of a director’s vested benefit under the plan is $10,000 or less, the benefit will automatically be paid in a lump sum as soon as practicable following the change in control or separation from service.

Upon a change of control, directors Dr. Penny Belke, Dr. Ray Dieter, Ms. Mary Beth Moran, and Mr. John Mulherin would be owed $46,800, $78,000, $46,800, and $78,000, respectively, or the present value equivalents of such amounts, under the plan.

Options. Pursuant to the terms of the merger agreement, each option granted by CFS under the terms of the Community Financial Shares, Inc. Non-Qualified Stock Option Plan, as amended, to purchase CFS common stock that is outstanding and unexercised as of the date of the merger agreement was terminated and cancelled and redeemed by CFS.  Upon Messrs. Wedeen’s and Vock’s execution of an option termination agreement, CFS paid a total consideration of $100 each to Mr. Weeden and Mr. Vock for the cancellation of all options they hold.

Voting agreement

All of the directors and officers of CFS and certain other stockholders of CFS entered into a voting agreement with Wintrust.  Under this agreement, these stockholders have each agreed to vote their respective shares of CFS stock:

•                  in favor of the merger agreement and the transactions contemplated thereby;

•                  in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if requested by Wintrust or Merger Co.;

•                  against any action, proposal, transaction or agreement that would result in a breach of any term or obligation of CFS under the merger agreement;

•                  against any action or agreement that would impede, interfere with, prevent or attempt to discourage the transactions contemplated by the merger agreement;

•                  against any other proposed transaction or series of transactions involving or affecting CFS or the Bank (or the securities or assets of either) that, if effected, would constitute an acquisition of control of either CFS or the Bank, which we refer to as a takeover proposal; and

•                  in favor of any other matter necessary for the consummation of the transactions contemplated by the merger agreement.

Furthermore, each of these stockholders has also agreed not to transfer or otherwise dispose of, or enter into any derivatives arrangement with respect to, any shares of CFS stock that they own, grant any proxies, deposit any shares of CFS stock into a voting trust or enter into any other voting agreement with respect to any shares of CFS stock that they own, create or permit to exist any encumbrance on any shares of CFS that they own, take or permit any other action that would in any way restrict, limit or interfere with the performance of their obligations under the voting agreement or the transactions contemplated by the voting agreement or otherwise make any of their representations or warranties in the voting agreement untrue or incorrect in any material respect or, without the prior approval of Wintrust, directly or indirectly solicit, initiate, encourage or facilitate any takeover proposal, or enter into an agreement with respect to, or initiate or participate in any negotiations or discussions concerning any takeover proposal or furnish any information to any person proposing or seeking any takeover proposal.  The shares subject to the voting agreement represent approximately 10.7% of the outstanding shares of CFS common stock, 31.5% of the outstanding voting securities, 50.1% of the outstanding Series C Preferred Shares, 89.1% of the outstanding Series D Preferred Shares and 0% of the outstanding Series E Preferred Shares, each as of May 27, 2015.  The voting agreement will terminate upon the earlier of the effective time of the merger or termination of the merger agreement in accordance with its terms.

Resale of Wintrust common stock

The shares of Wintrust common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Wintrust for purposes of Rule 144 under the Securities Act.  Persons who may be deemed to be affiliates of Wintrust include individuals or entities that control, are controlled by, or are under common control with, Wintrust and may include the executive officers, directors and significant shareholders of Wintrust.

CFS stockholder appraisal rights

In connection with the merger, record holders of CFS common stock, including former holders of CFS preferred stock whose shares were converted into CFS common stock immediately prior to the merger pursuant to the preferred stock conversion, shall be entitled to appraisal rights under the Maryland General Corporation Law, which we refer to as the MGCL.  The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of the MGCL.  Each stockholder desiring to exercise appraisal rights should refer to Title 3, Subtitle 2 of the MGCL, a copy of which is attached as Annex E to this proxy statement/prospectus, for a complete statement of their rights and the steps which must be followed in connection with the exercise of those rights.  The following summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders of CFS desiring to exercise and perfect their appraisal rights.

Under the MGCL, a stockholder of CFS will be entitled to demand and receive payment of the fair value of its shares of common stock from CFS instead of receiving the merger consideration.  However, a stockholder who wants to receive fair value for its shares must follow specific procedures.  Such stockholder must:

(a)                                 before or at the meeting at which the merger will be considered, file with CFS a written objection to the merger;

(b)                                 not vote in favor of the merger; and

(c)                                  make written demand on Wintrust, within 20 days after the articles of merger relating to the merger, which we refer to as the articles of merger, have been accepted for record by the State Department of Assessments and Taxation of Maryland, which we refer to as the SDAT, for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

Any stockholder who fails to comply with the requirements described above will be bound by the terms of the merger.

A stockholder demanding payment for shares has no right to receive any dividends or distributions payable to stockholders of record after the close of business on the date of the stockholders’ vote on the merger and shall cease to have any right as a stockholder with respect to such shares, except the right to receive payment of the fair value thereof.

A demand for payment may be withdrawn only with the consent of Wintrust.  The rights of a stockholder who demands payment are restored in full, if (i) the demand for payment is withdrawn, (ii) a petition for an appraisal is not filed within the time required by the MGCL, (iii) a court determines that the stockholder is not entitled to relief or (iv) the transaction objected to is abandoned or rescinded.  The restoration of a stockholder’s rights entitles the stockholder to receive the dividends, distributions and other rights the stockholder would have received if the demand for payment had not been made.  However, the restoration does not prejudice any corporate proceedings taken before the restoration.

Wintrust is required to promptly notify each objecting stockholder in writing of the date of acceptance of the articles of merger for record by the SDAT.  Wintrust may send a written offer to each objecting stockholder to pay for its shares at what Wintrust considers to be the fair value thereof.  Within 50 days after the SDAT accepts the articles of merger for record, either Wintrust or any objecting stockholder who has not received payment for its shares may petition a court of equity in the appropriate county in Maryland for an appraisal to determine the fair value of the shares.

Wintrust does not presently intend to file an appraisal petition and stockholders seeking to exercise and perfect appraisal rights should not assume that Wintrust will file such a petition or that Wintrust will initiate any negotiations with respect to the fair value of such shares.  Accordingly, stockholders of CFS who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in the MGCL.

If the court finds that an objecting stockholder is entitled to an appraisal of its shares, the court is required to appoint three disinterested appraisers to determine the fair value of the shares on terms and conditions the court determines proper.  The appraisers must, within 60 days after appointment (or such longer period as the court may direct), file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of such shares.  “Fair value” is determined as of the close of business on the day the stockholders vote on the merger and may not include any appreciation or depreciation which directly or indirectly results from the merger or from its proposal.

Within 15 days after the filing of the report, any party may object to such report and request a hearing on it.  The court must, upon motion of any party, enter an order either confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment for the appraised value of the shares.  If the appraisers’ report is rejected, the court may determine the fair value of the shares of common stock of the objecting stockholders or may remit the proceeding to the same or other appraisers.  Any judgment entered pursuant to a court proceeding shall include interest from the date of the stockholders’ vote on the action to which objection was made.  Costs of the proceeding shall be determined by the court and may be assessed against Wintrust or, under certain circumstances, the objecting stockholder, or both.

At any time after the filing of a petition for appraisal, the court may require objecting stockholders to submit their certificates representing the shares to the clerk of the court for notation of the pendency of the appraisal proceeding.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement.  This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus.  You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

The text of the merger agreement has been included to provide you with information regarding its terms.  The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger.  The merger agreement contains representations and warranties Wintrust and CFS made to each other as of specific dates.  The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger.  The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

General

The merger agreement provides for the merger of CFS with and into Merger Co., with Merger Co. continuing as the surviving corporation.  After the consummation of the merger, Merger Co. will continue to be a wholly-owned subsidiary of Wintrust.

Closing and effective time

Closing.  The closing of the merger will take place on the fifth business day following the satisfaction of the conditions to closing set forth in the merger agreement, or on another date that both parties mutually agree upon. This date is sometimes referred to in this proxy statement/prospectus as the closing date. See “—Conditions to completion of the merger” below for a more complete description of the conditions that must be satisfied prior to closing.

Completion of the merger.  The merger will become effective on the date and time at which the articles of merger have both been filed with and accepted for record by the Secretary of State of the State of Illinois, which we refer to as the IL SOS, and SDAT, or at such other date and time as is agreed among the parties and specified in the articles of merger, provided that such date and time does not exceed 30 days from the date the articles of merger are accepted for record by each of the IL SOS and the SDAT.  The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.

Consideration to be received in the merger

CFS common stock.  If the merger is completed, the shares of CFS common stock which you own immediately before the completion of the merger (including shares of common stock issuable upon conversion of the CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) will be converted into the right to receive cash and shares of Wintrust common stock, subject in each case to the adjustment procedures described below under “—Adjustment to merger consideration.”  The aggregate merger consideration to be paid by Wintrust to CFS stockholders is expected to be approximately $42,375,000, subject to possible downward adjustment as described below.  Assuming that the reference price as described below is between $42.50 and $52.50, approximately 50% of the aggregate merger consideration will be paid in shares of Wintrust common stock and approximately 50% will be paid in cash.

Assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock and 191,246 shares of CFS preferred stock remain unchanged at the closing, based on a reference price of $50.34, which is equal to the reference price if it were calculated as of May 27, 2015, the latest practicable date prior to the date of this proxy statement/prospectus, the merger consideration that a CFS stockholder

(including holders of CFS preferred stock converted into CFS common stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be entitled to receive for each share of CFS common stock would be $0.71 in cash and 0.014 shares of Wintrust common stock.  In each case assuming no adjustment to the merger consideration and that the currently outstanding 10,781,988 shares of CFS common stock and 191,246 shares of CFS preferred stock remain unchanged at the closing, if the reference price were equal to the minimum of $42.50, each share of CFS common stock (including shares of common stock issuable upon conversion of the preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be converted into the right to receive $0.71 in cash and 0.017 shares of Wintrust common stock, and if the reference price were equal to the maximum of $52.50, each share of CFS common stock (including shares of CFS common stock issuable upon conversion of the CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) would be entitled to receive $0.71 in cash and 0.013 shares of Wintrust common stock.  Assuming no adjustment to the merger consideration and assuming that the reference price is between $42.50 and $52.50, we estimate that Wintrust may issue up to 498,530 shares of Wintrust common stock to CFS stockholders as contemplated by the merger agreement.

Cash consideration.  Subject to possible downward adjustment, for each share of CFS common stock outstanding immediately prior to the effective time, you will be entitled to receive cash equal to (i) the product obtained by multiplying (a) $42,375,000 by (b) 0.5, with the resultant amount divided by (ii) the number of shares of CFS common stock issued and outstanding immediately prior to the effective time, rounded to the nearest $0.01, which we refer to as the per share cash consideration.

Stock consideration.  Subject to possible downward adjustment, for each share of CFS common stock outstanding immediately prior to the effective time, you will be entitled to receive a number of shares of Wintrust common stock equal to (i) the quotient obtained by dividing (a) the aggregate share amount (as defined below) by (b) the number of shares of CFS common stock issued and outstanding immediately prior to the effective time of the merger, multiplied by (ii) 0.5, such product rounded to the nearest thousandth of a share (0.001), which we refer to as the per share stock consideration.

The merger agreement provides that the aggregate share amount will be determined as follows:

If the reference price is at least $42.50 and no more than $52.50, the aggregate share amount will be the number of shares of Wintrust common stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (i) $42,375,000 by (ii) the reference price;

•                  if the reference price is less than $42.50, the aggregate share amount will be 997,059 shares of Wintrust common stock (the number of shares determined by dividing $42,375,000 by $42.50, rounded up to the nearest whole share); and

•                  if the reference price is greater than $52.50, the aggregate share amount will be 807,143 shares of Wintrust common stock (the number of shares determined by dividing $42,375,000 by $52.50, rounded up to the nearest whole share).

CFS may terminate the merger agreement if the reference price is less than $39.50 and Wintrust may terminate the merger agreement if the reference price is more than $55.50, in each case if CFS and Wintrust are in good faith unable, after five business days’ notice of such termination, to reach agreement as to an amendment to the merger agreement containing terms acceptable to Wintrust and CFS so that the merger and the transactions contemplated by the merger agreement may be effected.

The following table illustrates the per share value of merger consideration that CFS stockholders will receive in the merger based on a range of reference prices, assuming the currently outstanding 10,781,988 shares of CFS common stock and 191,246 shares of CFS preferred stock remain unchanged immediately prior to the effective time of the merger.  The table is for illustrative purposes only.  The mathematical average, calculated for the ten trading day period ending on the second trading day preceding the closing date, which were refer to as the reference period, of the volume-weighted average price of a share of Wintrust common stock for each trading day during the reference period as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for Wintrust will establish the actual reference price and therefore the actual aggregate share amount and merger consideration.  The table assumes the closing price of Wintrust’s common stock on the date of the merger is the same as the reference price during the reference period.  The actual trading price of Wintrust common stock is subject to market fluctuations, and CFS stockholders will not be entitled to receive additional shares in the merger if the trading price of Wintrust’s common stock on the closing date is less than the average during the reference period nor will they receive fewer shares in the merger if the trading price of Wintrust’s common stock on the closing date is greater than the average during the reference period.

Per Share Merger Consideration

Reference price	Per Share Cash Consideration	Per Share Stock Consideration(1)	Total Per Share Consideration
$39.50	$0.71	$0.67	$1.38
$40.00	$0.71	$0.68	$1.39
$40.50	$0.71	$0.69	$1.40
$41.00	$0.71	$0.70	$1.41
$41.50	$0.71	$0.71	$1.42
$42.00	$0.71	$0.71	$1.42
$42.50	$0.71	$0.72	$1.43
$43.00	$0.71	$0.69	$1.40
$43.50	$0.71	$0.70	$1.41
$44.00	$0.71	$0.70	$1.41
$44.50	$0.71	$0.71	$1.42
$45.00	$0.71	$0.72	$1.43
$45.50	$0.71	$0.73	$1.44
$46.00	$0.71	$0.69	$1.40
$46.50	$0.71	$0.70	$1.41
$47.00	$0.71	$0.71	$1.42
$47.50	$0.71	$0.71	$1.42
$48.00	$0.71	$0.72	$1.43
$48.50	$0.71	$0.73	$1.44
$49.00	$0.71	$0.69	$1.40
$49.50	$0.71	$0.69	$1.40
$50.00	$0.71	$0.70	$1.41
$50.50	$0.71	$0.71	$1.42
$51.00	$0.71	$0.71	$1.42
$51.50	$0.71	$0.72	$1.43
$52.00	$0.71	$0.73	$1.44
$52.50	$0.71	$0.68	$1.39
$53.00	$0.71	$0.69	$1.40
$53.50	$0.71	$0.70	$1.41
$54.00	$0.71	$0.70	$1.41
$54.50	$0.71	$0.71	$1.42
$55.00	$0.71	$0.72	$1.43
$55.50	$0.71	$0.72	$1.43

(1)         The numbers in this column represent the value of the shares of Wintrust common stock which you will receive for each share of CFS common stock that you own, subject to the assumption that the closing price of Wintrust’s common stock on the date of the merger is the same as the reference price during the reference period.

Adjustment to merger consideration.  Five business days prior to the closing date, CFS will deliver to Wintrust balance sheets, which we refer to as the closing balance sheets, for CFS and each of its subsidiaries as of the closing date reflecting CFS’s good faith estimate of the accounts of CFS and its subsidiaries.  The closing balance sheets will be prepared in conformity with past practices and policies of CFS and its subsidiaries and in accordance with GAAP, subject to adjustment to reflect that (i) the outstanding indebtedness of CFS does not exceed $3,609,000, which indebtedness will be assumed by Wintrust, and (ii) the Bank’s reserve for loan losses at not less than 1.25% of its net loans.  If the closing balance sheets reflect that CFS stockholders’ equity, as determined pursuant to the merger agreement, is less than the $28,250,000, then, subject to CFS’s termination right described below under “—Termination,” the merger consideration will be reduced dollar-for-dollar by an amount equal to such shortfall.  Any such reduction will be allocated equally to the cash and stock portions of the per share merger consideration.

Fractional shares

No fractional shares of Wintrust common stock will be issued in the merger.  Instead, Wintrust will pay to each holder of CFS common stock issued and outstanding immediately prior to the effective time who would otherwise be entitled to a fractional share of Wintrust common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the reference price by the fractional share of Wintrust common stock to which such CFS stockholder would otherwise be entitled.

Treatment of CFS options

Pursuant to the merger agreement, in April 2015, each outstanding and unexercised option to acquire a share of CFS common stock, which we refer to as a CFS option, was terminated and cancelled and redeemed by CFS, and no per share merger consideration will be exchanged therefor. CFS will grant no further options or purchase rights of any kind under CFS option plan, which CFS will terminate as of the effective time.

Exchange of certificates

The conversion of the shares of CFS common stock (including shares of CFS common stock issuable upon conversion of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) into the right to receive the merger consideration will occur automatically at the effective time of the merger.  Wintrust has engaged American Stock Transfer & Trust Company, LLC, which we refer to as the exchange agent, to act as its exchange agent to handle the exchange of CFS common stock for the merger consideration and the payment of cash for the cash portion of the merger agreement and any fractional share interest.

At or prior to the effective time of the merger, Wintrust will authorize the issuance of and deposit with or make available to the exchange agent, for the benefit of the holders of shares of CFS common stock (including shares of CFS common stock issuable upon conversion of CFS preferred stock immediately prior to the effective time of the merger pursuant to the preferred stock conversion) for exchange, (i) a sufficient number of shares of Wintrust common stock, to be issued by book-entry transfer, for payment of the per share stock consideration, (ii) sufficient cash for payment of the per share cash consideration and (iii) sufficient cash for payment of cash in lieu of any fractional shares of Wintrust common stock.  Within three business days after the closing date, the exchange agent will send to each CFS stockholder a letter of transmittal for use in the exchange with instructions explaining how to surrender CFS stock certificates to the exchange agent.  CFS stockholders that surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration.  Shares of Wintrust common stock representing the stock component of the merger consideration will be issued by book-entry transfer.  Upon surrender of each holder’s CFS stock certificate, together with a properly completed letter of transmittal, such holder will also receive a check for the cash component of the merger consideration it is entitled to receive.  After surrender of the certificates representing shares of CFS stock, any unpaid dividends or distributions with respect to the Wintrust common stock represented by the certificates will be paid without interest.

After the effective time of the merger, there will be no transfers on the stock transfer books of CFS of the shares of CFS common stock or CFS preferred stock that were issued and outstanding immediately prior to the effective time.  CFS stockholders that do not exchange their CFS stock certificates will not be entitled to receive the merger consideration, any dividends or other distributions by Wintrust or to vote the shares of Wintrust common stock until their certificates are surrendered.

In the event any lost, stolen or destroyed CFS stock certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed CFS stock certificate and the merger consideration (including cash in lieu of any fractional shares) if the person claiming that such CFS stock certificate was lost, stolen or destroyed (i) makes an affidavit of that fact and (ii) posts a bond in such amount as the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such CFS stock certificate.

Conduct of business pending the merger

Under the merger agreement, CFS has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated.  In general, CFS and its subsidiaries are required to conduct their business in the ordinary course of business, consistent with prudent banking practice.

The following is a summary of the more significant restrictions imposed upon CFS, subject to the exceptions set forth in the merger agreement.  CFS will not, and will cause its subsidiaries to not, without Wintrust’s prior written consent:

•                  make changes to the articles of incorporation or by-laws of CFS (except such changes contemplated by the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion contemplated by the merger agreement), the charter or by-laws of the Bank, the certificate of trust or trust agreement of Community Financial Shares Statutory Trust II;

•                  except with respect to the termination and cancellation of outstanding CFS options contemplated by the merger agreement or the rights of holders of CFS preferred stock to convert such CFS preferred stock into CFS common stock pursuant to the terms of the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion contemplated by the merger agreement, effect any change in the capitalization of CFS or its subsidiaries or the number of issued and outstanding shares of CFS common stock or CFS preferred stock, or in any of the rights set forth in the articles of incorporation (except such changes contemplated by the amendment to the articles of incorporation contemplated by the merger agreement);

•                  increase the compensation of the officers or key employees of CFS or the Bank or pay any bonuses other than in the ordinary course of business;

•                  make, renew or restructure any loan in the amount of $750,000 or more, except as provided for in the merger agreement;

•                  pay or declare any dividends or other distributions;

•                  fail to use commercially reasonable efforts to maintain present insurance coverage in respect of the properties and businesses of CFS and its subsidiaries;

•                  make significant changes in the general nature of the business conducted by CFS or its subsidiaries;

•                  except as otherwise set forth in the merger agreement, enter into employment, consulting, or similar agreements that cannot be terminated with 30 days or fewer notice without penalty or obligation, or terminate the employment of any officer of CFS or its subsidiaries without prior notice to Wintrust;

•                  except as otherwise set forth in the merger agreement, terminate, partially terminate, curtail or discontinue any of its benefit plans or merge any benefit plan into another plan or trust;

•                  fail to file any tax returns in a timely manner, apply for or consent to an extension of time for filing or any extension of the period of limitations applicable thereto or change accounting methods for income tax purposes;

•                  make any expenditure for fixed assets in excess of $50,000 for any single item, or $200,000 in the aggregate, or enter into any lease for any fixed assets having an annual rental in excess of $50,000;

•                  incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the ordinary course of business consistent with prudent banking practices and the current policies of CFS and its subsidiaries;

•                  fail to do anything that will cause a breach or default by CFS or its subsidiaries under any material contract;

•                  engage in or agree to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act (without regard to the applicability of any exemptions contained in Section 23A) or any affiliate transaction, unless the Bank has complied with Sections 23A and 23B of the Federal Reserve Act;

•                  purchase or invest in government obligations that have maturities of more than five years and a rating agency rating below “A”;

•                  accept or renew any brokered deposits or incur additional Federal Home Loan Bank advances or other types of ordinary course wholesale funding (except for Federal funds purchased); or

•                  change of any material nature any accounting procedures, methods, policies or practices or the manners in which CFS or its subsidiaries maintain their respective records.

Certain covenants of CFS and Wintrust

Regulatory filings of Wintrust

Wintrust has agreed to:

•                  file the Federal Reserve application and take all other appropriate actions appropriate to obtain specified regulatory approvals for the transactions contemplated by the merger agreement, except as set forth in the merger agreement;

•                  file with the SEC, as soon as reasonably practicable after the execution of the merger agreement, a Registration Statement on Form S-4 under the Securities Act covering the shares of Wintrust common stock to be issued pursuant to the merger, of which this proxy statement/prospectus forms part;

•                  use its reasonable and diligent efforts to cause such Registration Statement on Form S-4 to become effective;

•                  keep such Registration Statement on Form S-4 effective until the effective time or termination of the merger agreement, to, if necessary, to amend and supplement such Registration Statement on Form S-4; and

•                  as soon as practicable after the execution of the merger agreement, to make all filings, if any, required to obtain all blue sky permits, authorizations, consents or approvals required for the issuance of Wintrust common stock, except that Wintrust will not have an obligation to qualify to do business in any jurisdiction in which it is not already qualified;

CFS has agreed to:

•                  use all reasonable and diligent efforts to assist in obtaining regulatory approvals sought by Wintrust;

•                  provide to Wintrust prompt written notice, within one business day, of the occurrence of any event requiring or possibly requiring an amendment or supplement to the registration statement on Form S-4 or this proxy statement/prospectus;

•                  cooperate in the preparation, filing and dissemination to stockholders of any such amendment or supplement; and

•                  use all reasonable and diligent efforts to cause this proxy statement/prospectus  to be mailed to CFS stockholders as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act.

Both parties agreed to:

•                  use all reasonable and diligent efforts to respond as promptly as practicable to any comments of the SEC with respect to the registration statement on Form S-4 and this proxy statement/prospectus;

•                  notify one another promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to this proxy statement/prospectus or the registration statement on Form S-4 or for additional information;

•                  supply one another with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to this proxy statement/prospectus, the registration statement on Form S-4 or the merger;

•                  give one another an opportunity to participate in any discussions or meetings such party has with the SEC in connection with this proxy statement/prospectus, the registration statement on Form S-4 or the merger;

•                  provide one another a reasonable opportunity to review and comment on such document or response, to include all comments reasonably proposed by the other and to refrain from filing or mailing such document or response prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed);

•                  promptly advise one another of the time of effectiveness of the registration statement on Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Wintrust common stock included in the merger consideration for offering or sale in any jurisdiction; and

•                  use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

Other covenants of CFS and Wintrust

Both parties have agreed to the following:

•                  to use reasonable and diligent good faith efforts to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable;

•                  that neither will intentionally act in a manner that would cause or intentionally permit a breach of the merger agreement or that would cause a representation made in the merger agreement to become untrue;

•                  to provide notice to one another of any facts, circumstances or the occurrence or impending occurrence of any event that would cause any of such party’s representations and warranties contained in the merger agreement to be or become untrue and to use reasonable and diligent efforts to change such facts or events to make such representations and warranties true; and

•                  to coordinate publicity of the transactions contemplated by the merger agreement to the media or to CFS stockholders.

CFS has agreed to deliver to Wintrust certain documents before the closing date, including:

•                  reasonable notice, agenda or business to be discussed, minutes, consents and other materials of any meetings of the boards and committees of CFS or its subsidiaries, except as set forth in the merger agreement;

•                  the files maintained by the Bank with respect to, and information regarding the status of, the loans in the Bank’s loan portfolio;

•                  title commitments, surveys, title policies and/or endorsements with respect to each parcel of real property of CFS and its subsidiaries;

•                  interim financial statements of CFS and its subsidiaries; and

•                  prompt notice of any written objections or demands for appraisal for any shares of CFS common stock or CFS preferred stock and any other notice given or instrument served relating to the exercise of dissenters’ rights.

CFS has also agreed to the following:

•                  to provide to Wintrust access to further information and to CFS’s and the Bank’s premises, on the terms and subject to the conditions set forth in the merger agreement;

•                  to use reasonable and diligent efforts to preserve the reputation and relationship of CFS and its subsidiaries with suppliers, clients, customers, employees and others having business relations with CFS and its subsidiaries;

•                  as soon as practicable following the effectiveness of the registration statement, to call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon the merger agreement, the merger, the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion contemplated by the merger agreement and the other transactions contemplated by the merger agreement;

•                  to cause the Bank, prior to closing, to write off all loans that are required to be written off by the Bank’s regulators or that, in conformity with past practices and policies of the Bank and general accepted accounting principles, should be written off as loan losses;

•                  to write down potential loan losses in conformity with past practices and policies of the Bank and general accepted accounting principles;

•                  to give Wintrust the right to participate in all negotiations and proceedings relating to the exercise of dissenters’ rights and to refrain from making any payments with respect to, or settle or offer to settle, any appraisal demands without Wintrust’s prior written consent;

•                  to give Wintrust the opportunity to participate in the defense or settlement of any stockholder litigation against CFS and its directors relating to the merger or any other transaction contemplated by the merger agreement and to refrain from agreeing to any settlement of any such litigation without the prior written consent of Wintrust;

•                  cause any dispositions of CFS common stock or CFS preferred stock resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CFS to be exempt under Rule 16(b)(3) under the Exchange Act; and

•                  take certain actions with respect to the enrollment of certain real property of the Bank in the Illinois Environmental Protection Agency Site Remediation Program.

Wintrust has agreed to execute and deliver, or cause to be executed and delivered, one or more supplemental indentures and other instruments required for the due assumption by Wintrust or its designated affiliate of CFS’s outstanding debt, guarantees, securities, and (to the extent necessary) other agreements relating to CFS’s trust preferred securities, to the extent required by the terms of such debt, guarantees, securities or other agreements.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors.  See “—Employee benefit matters” and “The Merger—Interests of certain persons in the merger.”

No solicitation of or discussions relating to a takeover proposal

The merger agreement contains provisions prohibiting CFS from seeking or discussing an alternative takeover proposal to the merger.  CFS has agreed to, and to cause each of its representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any person (other than Wintrust or Merger Co.) regarding any proposal that constitutes, or could reasonably be expected to lead to, any takeover proposal.  Except as expressly set forth above, CFS will not, and will cause its representatives not to, at any time after the execution of the merger agreement, continue or resume any such soliciting activities, discussions, negotiations or access to nonpublic information with, by or to any person (other than Wintrust and Merger Co.) with which CFS entered into a confidentiality, standstill or similar agreement before the execution and delivery hereof or had discussions or negotiations before the execution and delivery of the merger agreement regarding any proposal that constituted, or could reasonably have been expected to lead to, any takeover proposal (any such persons and their affiliates and representatives being referred to as “prior bidders”).  CFS will promptly request that each prior bidder in possession of nonpublic information that was furnished by or on behalf of CFS or any of its subsidiaries in connection with its consideration of any potential takeover proposal return or destroy all such nonpublic information previously furnished to such prior bidder and immediately terminate all physical and electronic dataroom access previously granted to any such prior bidder.

CFS has agreed that, except as described further below, neither it nor any of its representatives will, directly or indirectly:

•                  solicit, initiate or encourage, or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any takeover proposal;

•                  enter into any agreement with respect to any takeover proposal; or

•                  participate in any discussions or negotiations with, or furnish any information (whether orally or in writing) or access to the business, properties, assets, books or records of CFS or its subsidiaries to, or otherwise cooperate with, knowingly assist, or participate in, facilitate or encourage any effort by, any person (or any representative of a person) that has made, is seeking to make, has informed CFS of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any takeover proposal.

Prior to receipt of approval of the requisite stockholder proposals, CFS and its representatives may, if the board determines, in good faith, after consultation with outside counsel, that a failure to do so would be inconsistent with their directors’ duties under Maryland law, and subject to CFS’s compliance with the restrictions set forth above, in response to a bona fide, written takeover proposal received after the date of the merger agreement that the board determines, in good faith, after consultation with outside counsel and its financial advisors, constitutes or is reasonably capable of resulting in a superior takeover proposal, and so long as such written takeover proposal was not solicited by CFS and did not otherwise result from a breach or a deemed breach of the restrictions set forth above, (i) furnish information with respect to CFS to the person making such takeover proposal and its representatives pursuant to a confidentiality agreement not less restrictive of the other party than the confidentiality agreement between Wintrust and CFS and (ii) participate in discussions and negotiations (including solicitation of a revised takeover proposal) with such person and its representatives regarding such takeover proposal.

CFS has agreed to provide to Wintrust copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or made available to Wintrust) that is made available to any such third party before or substantially concurrently with the time it is provided or made available to such third party.  CFS will not furnish any information or participate in any discussions or negotiations with any person as permitted above unless CFS notifies Wintrust in writing of its intention to take such action, promptly after the CFS board resolves to take such action, which notice will include the identity of such person, a true and complete copy of the most current version of any applicable takeover proposal (including any proposed agreement or other offer documents) and a true and complete copy of the applicable confidentiality agreement.  CFS will keep Wintrust promptly advised of all material developments (including all changes to the material terms of any takeover proposal), discussions or negotiations regarding any takeover proposal and the status of such takeover proposal.

CFS has agreed to promptly and in any event within one business day will advise Wintrust orally and in writing of any takeover proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any takeover proposal, and the identity of the person making any such takeover proposal or inquiry and the material terms of any such takeover proposal or inquiry.  CFS has agreed to (i) keep Wintrust fully informed on a current basis of the status of any such takeover proposal or inquiry, including any change to the material terms thereof and

(ii) provide to Wintrust promptly and in any event within one business day after receipt or delivery thereof copies of all correspondence and other written material sent or provided to CFS from any third party in connection with any takeover proposal or sent or provided by CFS to any third party in connection with any takeover proposal.

A “takeover proposal” means any offer or proposal by any person concerning any:

•                  merger, consolidation, other business combination or similar transaction involving CFS or any of its subsidiaries, pursuant to which such person (or the stockholders of such person) would own 15% or more of the consolidated assets, revenues or net income of CFS;

•                  sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of CFS or any of its subsidiaries (including equity interests of any of its subsidiaries) representing 15% or more of the consolidated assets, revenues or net income of CFS;

•                  issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 15% or more of the outstanding stock of CFS;

•                  transaction or series of transactions in which any person (or the stockholders of such person) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 15% or more of the outstanding stock of CFS; or

•                  any combination of the foregoing.

A “superior proposal” means a bona fide written takeover proposal (except that references in the definition of “takeover proposal” to “15% or more” will be replaced by “80% or more”), on its most recently amended or modified terms, if amended or modified, received by CFS on or after the date of the merger agreement, for which any necessary financing is committed and that CFS board determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) to be:

•                  more favorable to the holders of CFS common stock and CFS preferred stock than the merger and the transactions contemplated by the merger agreement (taking into account the likelihood of effecting the transaction, including all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and the merger agreement (including any changes to the terms of the merger agreement proposed by Wintrust in response to such proposal or otherwise)) and relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal; and

•                  reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Board recommendation of CFS board of directors

CFS has agreed to convene and hold a meeting of its stockholders to consider the proposals to approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion.  Unless the merger agreement has been terminated, this requirement to hold the CFS special meeting applies even if the CFS board has made an adverse recommendation change as described below.

Except as described in the merger agreement, CFS has agreed to cause a proxy statement for the meeting of stockholders to include the recommendation of the CFS board to its stockholders that they approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion (the “CFS recommendation”).  Except as set forth in the merger agreement, neither the CFS board nor any committee thereof will (i) withdraw or modify in a manner adverse to Wintrust or Merger Co., or propose publicly to withdraw or modify in a manner adverse to Wintrust or Merger Co., the approval or recommendation by CFS board of the merger agreement or the merger (it being understood that taking a neutral position or no position with respect to any takeover proposal will be considered an amendment or adverse modification), (ii) enter into, approve, adopt or recommend, or propose publicly to enter into, approve, adopt or recommend, any takeover proposal or any letter of intent, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other contract or instrument constituting or relating to any takeover proposal (other than a confidentiality agreement as set forth in the merger agreement), (iii) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in the articles of incorporation or amended and restated by-laws of CFS, inapplicable to any transactions contemplated by a takeover proposal, or take any other action inconsistent with the CFS recommendation, (iv) waive the benefits of, provide any consent under, permit any noncompliance with, fail to enforce, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which CFS or any of its subsidiaries is a party or (v) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing, a “CFS recommendation change”).  Any violation of the restrictions set forth in the preceding sentence by any representative of CFS will be deemed to be a CFS recommendation change.

If CFS and its subsidiaries have complied with all their obligations described under this section and the section above entitled “—No solicitation of or discussions relating to a takeover proposal,” and the CFS board receives a superior proposal and as a result thereof the CFS board determines in good faith and after consultation with outside counsel and its financial advisors that a failure to so act would be inconsistent with their directors’ duties under Maryland law, then before receipt of stockholder approval of the proposals to approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion (and in no event after receipt of such approvals) the CFS board may make a CFS recommendation change and/or, subject to compliance with the requirements set forth in this section, the sections entitled “—No solicitation of or discussions relating to a takeover proposal,” “—Termination” and “—Termination fees”, terminate the merger agreement in order to enter concurrently into a definitive agreement providing for the implementation of such superior proposal.  The CFS board will not make a CFS recommendation change pursuant or terminate the merger agreement as permitted by the preceding sentence unless: (1) CFS notifies Wintrust in writing of its intention to take such action, promptly after the CFS board resolves to take such action but in any event not less than five business days before taking such action, which notice will include the identity of the offeror and a true and complete copy of the most current version of such superior proposal (including any proposed agreement or other offer documents), (2) for five business days following delivery of such notice, CFS negotiates in good faith with Wintrust with respect to any revised proposal from Wintrust in respect of the terms of the merger and the other transactions contemplated hereby (to the extent Wintrust desires to negotiate) with the intent of enabling the parties to engage in good faith negotiations so that the merger and other transactions contemplated hereby may be effected and (3) Wintrust does not make, within such five-business day period, an offer that is at least as favorable to the stockholders of CFS, as determined by the CFS board in good faith based on the advice of CFS’s independent financial advisor, as such superior proposal (it being understood that any amendment to the financial terms or other material terms of any such superior proposal will require a new written notice from CFS and an additional five-business day period).

Termination

Wintrust and CFS may mutually agree to terminate the merger agreement and abandon the merger at any time.  Subject to conditions and circumstances described in the merger agreement, either Wintrust or CFS may terminate the merger agreement as follows:

•                  if the merger is not completed (other than through the failure of any party seeking to terminate the agreement to comply fully with its material obligations under the merger agreement) by September 30, 2015 or such later date agreed to by the parties; provided, that such termination date will be extended to October 31, 2015 if the sole impediment to closing is due to delay in receiving regulatory approval from the Federal Reserve;

•                  if the other party has breached or failed to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach or failure would give rise to the failure of a condition under the merger agreement required to be met by it prior to the closing date, it cannot be, or has not been, cured within 30 days after notice of the breach and the non-breaching party has not waived such condition;

•                  if it becomes impossible for the other party to satisfy a condition under the merger agreement required to be met by it prior to the closing date and its inability to satisfy the condition was not caused by the non-breaching party’s failure to comply with any of its obligations under the merger agreement and such non-breaching party has not waived such condition; or

•                  if CFS stockholder approval of the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion is not obtained at the special meeting.

In addition, CFS may terminate the merger agreement if the reference price is less than $39.50 and Wintrust may terminate the merger agreement if the reference price is more than $55.50, in each case if CFS and Wintrust are in good faith unable, after five business days’ notice of such termination, to reach agreement as to an amendment to the merger agreement containing terms acceptable to Wintrust and CFS so that the merger and the transactions contemplated by the merger agreement may be consummated.

In addition, prior to receipt of CFS stockholder approval of the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion (and in no event after receipt of such CFS stockholder approval), if (i) CFS and its subsidiaries have complied with all their obligations as set forth above in the sections entitled “—No solicitation of or discussions relating to a takeover proposal” and “—Board recommendation of CFS board of directors,” (ii) the CFS board receives a superior proposal and (iii) as a result of such superior proposal, the CFS board determines in good faith and after consultation with outside counsel and its financial advisors that a failure to so act would be inconsistent with their directors’ duties under Maryland law, then the CFS board may resolve to make a recommendation change and/or, subject to compliance with its requirements under the merger agreement, terminate the merger agreement in order to enter concurrently into a definitive agreement providing for the implementation of such superior proposal.  However, prior to actually making such a recommendation change and/or terminating the merger agreement, CFS must promptly notify Wintrust in writing of its intention to take such action and, for five business days following such notice, negotiate in good faith with Wintrust with respect to any revised proposal from Wintrust (to the extent Wintrust desires to negotiate).  If Wintrust does not make, within such five-business day period, an offer that is at least as favorable to the stockholders of CFS, the CFS board may make a recommendation change and/or, subject to compliance with its requirements under the merger agreement, terminate the merger agreement in order to enter concurrently into a definitive agreement providing for the implementation of such superior proposal.

Wintrust may also terminate the merger agreement (i) in certain circumstances if CFS fails to cure certain title defects or obtain certain title endorsements by the closing date, as described above in “—Consideration to be received in the merger—Adjustment to merger consideration,” (ii) if the CFS board or any committee thereof withdraws or modifies, in a manner adverse to Wintrust or Merger Co., or proposes publicly to withdraw or modify, in a manner adverse to Wintrust or Merger Co., its approval or recommendation of the merger agreement or the merger, (iii) if the CFS board or any committee thereof fails to recommend to its stockholders that they approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion, (iv) if the CFS board or any committee thereof approves or recommends, or proposes publicly to approve or recommend, any takeover proposal or (v) if the CFS board fails to reaffirm its recommendation to CFS stockholders that they approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS within five business days of Wintrust’s written request to do so, following the five business-day negotiation period described above.

Any termination of the merger agreement will not affect any rights accrued prior to such termination, except as expressly provided in the merger agreement.

Termination fee

Termination fees payable by CFS.  CFS has agreed to pay Wintrust a termination fee of $1,750,000 costs if the merger agreement is terminated under the following circumstances:

•                  Wintrust terminates the merger agreement because CFS has breached or failed to perform its obligations under its covenant not to solicit a takeover proposal from a third party;

•                  Wintrust terminates the merger agreement because the CFS board or any committee thereof withdraws or modifies, in a manner adverse to Wintrust or Merger Co., or proposes publicly to withdraw or modify, in a manner adverse to Wintrust or Merger Co., its approval or recommendation of the merger agreement or the merger;

•                  Wintrust terminates the merger agreement because the CFS board or any committee of the CFS board fails to recommend to its stockholders that they approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion;

•                  Wintrust terminates the merger agreement because the CFS board or any committee of the CFS board approves or recommends or proposes publicly to approve or recommend, any takeover proposal;

•                  Wintrust terminates the merger agreement because the CFS board fails to reaffirm its recommendation to CFS stockholders that they approve the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion within five business days of Wintrust’s written request to do so following public disclosure of a takeover proposal;

•                  After a takeover proposal is made to the CFS board or to the public, or any person’s bona fide intention to make a takeover proposal is publicly announced, either Wintrust or CFS terminates the merger agreement because the closing has not occurred by September 30, 2015 or such later date agreed to by the parties (or October 31, 2015, if the sole impediment to closing is due to delay in receiving regulatory approval from the Federal Reserve) and, within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has approved, adopted or recommended in favor of any takeover proposal; provided, that no such fee shall be payable when the CFS stockholder approval has not been obtained at least two business days before such termination;

•                  After a takeover proposal is made to the CFS board or to the public, or any person’s intention to make such a takeover proposal is publicly announced, Wintrust terminates the merger agreement because CFS has breached or failed to perform in any material respect any of its representations, warranties or covenants under the merger agreement that would give rise to a condition to Wintrust’s obligations to close to be satisfied and Wintrust has not waived such condition, and, within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has approved, adopted or recommended in favor of any takeover proposal; provided, that no such fee shall be payable when the CFS stockholder approval has not been obtained at least two business days before such termination;

•                  After a takeover proposal is made to the CFS board or to the public, or any person’s intention to make such a takeover proposal is publicly announced, Wintrust terminates because satisfaction of a condition to its obligation to close is or becomes impossible to satisfy (other than through a failure of Wintrust or Merger Co. to comply with its obligations under the merger agreement) and, within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has have approved, adopted or recommended in favor of any takeover proposal; provided, that no such fee shall be payable when the CFS stockholder approval has not been obtained at least two business days before such termination;

•                  After a takeover proposal is made to the CFS board or to the public, or any person’s intention to make a takeover proposal is publicly announced, either Wintrust or CFS terminates the merger agreement if the approvals of CFS stockholders of the merger and the amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion are not obtained at the special meeting, and within fifteen months after termination of the merger agreement, CFS or a CFS subsidiary consummates or enters into a definitive agreement relating to a takeover proposal or the CFS board or any committee thereof has approved, adopted or recommended in favor of any takeover proposal; or

•                  CFS terminates the merger agreement to enter concurrently into a definitive agreement providing for the implementation of such superior proposal, provided that CFS and its subsidiaries have complied with all their obligations set forth above in the sections entitled “—No solicitation of or discussions relating to a takeover proposal” and “—Board recommendation of CFS board of directors,” because the CFS board received a superior proposal, as a result of which superior proposal the CFS board determined in good faith and after consultation with outside counsel and its financial advisors that a failure to make a recommendation change and/or, subject to compliance with its requirements under the merger agreement, terminate the merger agreement in order to enter concurrently into a definitive agreement providing for the implementation of such superior proposal would be inconsistent with their directors’ duties under Maryland law, and, within the five business day negotiation period with Wintrust required by the merger agreement, Wintrust does not make an offer that is at least as favorable to the stockholders of CFS.

In addition, if the merger agreement is terminated be either Wintrust or CFS because CFS stockholder approval is not obtained, CFS shall pay to Wintrust up to $325,000 in out-of-pocket expenses and costs.

CFS has agreed to pay to Wintrust a termination fee of $900,000 plus up to $325,000 in out-of-pocket expenses and costs if the merger agreement is terminated by Wintrust because CFS committed a material breach of its material obligations under the merger agreement, other than as set forth above, unless such breach is the result of Wintrust’s failure to comply or perform in all material respects with any of its material obligations under the merger agreement and unless Wintrust is not in material compliance with all of its material obligations under the merger agreement.

Termination fees payable by Wintrust.  Wintrust has agreed to pay to CFS a termination fee of $900,000 plus up to $325,000 in out-of-pocket expenses and costs if the merger agreement is terminated by CFS because Wintrust committed a material breach of its material obligations under the merger agreement, unless such breach is the result of CFS or the Bank’s failure to perform and comply in all material respects with any of its material obligations under the merger agreement and unless CFS is not in material compliance with all of its material obligations under the merger agreement.

Representations and warranties

The merger agreement contains representations and warranties made by CFS, Wintrust and Merger Co.  These include, among other things, representations relating to:

•                  valid corporate organization and existence;

•                  corporate power and authority to enter into the merger agreement and the merger and other transactions contemplated by the merger agreement (including, for CFS, the preferred stock conversion);

•                  capitalization;

•                  certain tax matters;

•                  absence of material adverse changes;

•                  absence of undisclosed investigations, injunctions and litigation;

•                  compliance with laws;

•                  compliance with SEC filing requirements;

•                  compliance with the Sarbanes-Oxley Act;

•                  third party consents and approvals;

•                  filing of necessary reports with regulatory authorities;

•                  broker or finder fees;

•                  absence of false or misleading statements or omissions in the representations and warranties contained in the merger agreement;

•                  absence of false or misleading statements or omissions in the information supplied for inclusion in this proxy statement/prospectus; and

•                  absence of any breach of organizational documents, law or other agreements as a result of the merger.

CFS makes additional representations and warranties to Wintrust in the merger agreement relating to, among other things:

•                  organizational documents, minutes and stock records;

•                  financial statements;

•                  real property, personal property and other material assets;

•                  insurance matters;

•                  employee matters and employee benefits;

•                  certain environmental matters;

•                  ownership of its subsidiaries, including the Bank, WGE Properties, LLC, a wholly owned subsidiary of the Bank, and Community Financial Shares Statutory Trust II;

•                  compliance with, absence of default under and information regarding material contracts;

•                  loans and its allowance for loan losses;

•                  investment securities;

•                  compliance with the Community Reinvestment Act;

•                  conduct of business and maintenance of business relationships;

•                  technology and intellectual property;

•                  absence of  “excess parachute payments” resulting from the transactions contemplated in the merger agreement;

•                  absence of undisclosed liabilities;

•                  affiliate transactions;

•                  approval of the merger agreement and transactions contemplated by the merger agreement and the required stockholder approvals to approve the merger agreement, the merger and the other transactions contemplated in the merger agreement; and

•                  fairness opinion delivered by CFS’s financial advisor.

Conditions to completion of the merger

Closing Conditions for the benefit of Wintrust.  Wintrust’s obligations are subject to fulfillment of certain conditions, including:

•                  accuracy of representations and warranties of CFS in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•                  performance by CFS in all material respects of its agreements, covenants and undertakings under the merger agreement;

•                  receipt of all appropriate regulatory approvals;

•                  approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement at the special meeting by (i) the holders of two-thirds of the voting securities, voting together as a single class and (ii) a majority of the holders of each of (A) the Series C Preferred Shares, (B) the Series D Preferred Shares and (C) the Series E Preferred Shares;

•                  approval of each of the amendments to the articles supplementary to the articles of incorporation of CFS providing for the preferred stock conversion by two-thirds of outstanding voting securities, approval of the amendment to the articles of incorporation for the conversion of Series C Preferred Shares by holders of a majority of CFS common stock and a majority of the Series C Preferred Shares issued and outstanding, approval of the amendment to the articles of incorporation for the conversion of Series D Preferred Shares by a majority of the Series D Preferred Shares issued and outstanding and approval of the amendment to the articles of incorporation for the conversion of Series E Preferred Shares by a majority of the Series E Preferred Shares issued and outstanding;

•                  execution and delivery of the articles of amendment to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion in form suitable for filing with SDAT;

•                  execution and delivery of the articles of merger in form suitable for filing with the IL SOS and SDAT;

•                  absence of greater than 5% of the shares of CFS common stock issued and outstanding as of the closing having made a written objection (treating for this purpose, for the avoidance of doubt, all CFS preferred stock as having been converted into CFS common stock and treating each share of CFS preferred stock that has made such written objection as having made a written objection with respect to the number of shares of CFS common stock into which it is convertible);

•                  no threatened or instituted litigation seeking to enjoin the transactions contemplated by the merger agreement or seeking other relief that Wintrust reasonably believes, subject to certain conditions, would make it inadvisable to consummate the merger, as more fully set forth in the merger agreement;

•                  absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger;

•                  receipt of certain opinions from CFS’s counsel;

•                  the filing by CFS with the appropriate tax authorities of amendments, in form and substance reasonably satisfactory to Wintrust and its counsel, to CFS’s consolidated federal and state income tax returns for the 2012 and 2013 tax years to reflect certain corrections, as set forth in the merger agreement;

•                  absence of any material adverse effect on CFS or its subsidiaries and the continued conduct of business in the ordinary course and all respects consistent with prudent banking practices;

•                  receipt of balance sheets of CFS and its subsidiaries as of the closing date, adjusted to reflect certain adjustments, specifications and charges, as set forth in the merger agreement, which Wintrust will have the opportunity to review and comment on prior to the closing date;

•                  adjustment of the merger consideration, as applicable, as set forth in “—Consideration to be received in the merger—Adjustment to merger consideration”, to the extent applicable;

•                  the termination or cessation of certain customer relationships;

•                  receipt of title commitments and surveys with respect to each of the parcels of real property owned and used by the Bank, in form and substance satisfactory to Wintrust in its reasonable discretion;

•                  receipt of certain specified consents and all other consents, permissions and approvals where the failure to obtain such consent, permission and approval would have a material adverse effect, as defined in the merger agreement, with respect to CFS’s or Wintrust’s rights under the merger agreement;

•                  the registration statement on Form S-4, of which this proxy statement/prospectus forms part, having been declared effective by the SEC and continuing to be effective as of the closing date; and

•                  approval for listing on NASDAQ of the shares of Wintrust common stock to be issued in connection with the merger.

Closing Conditions for the benefit of CFS.  CFS’s obligations are subject to fulfillment of certain conditions, including:

•                  accuracy of representations and warranties of Wintrust and Merger Co. contained in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

•                  performance by Wintrust in all material respects of its agreements, covenants and undertakings under the merger agreement;

•                  receipt of all appropriate regulatory approvals;

•                  execution and delivery of the articles of merger suitable for filing with the Illinois Secretary of State and State Department of Assessments and Taxation of Maryland;

•                  absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger,

•                  the absence of any suit or action seeking to enjoin the merger or to obtain substantial damages in respect of such transaction;

•                  receipt of an opinion from Wintrust’s special counsel;

•                  receipt of a tax opinion from CFS’s special counsel that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•                  absence of any material adverse effect on Wintrust;

•                  the registration statement on Form S-4, of which this proxy statement/prospectus forms part, having been declared effective by the SEC and continuing to be effective as of the closing date;

•                  approval for  listing on NASDAQ of the shares of Wintrust common stock issuable pursuant to the merger agreement; and

•                  the execution and delivery by Wintrust of one or more supplemental indentures and other instruments required for the due assumption of CFS’s outstanding debt, guarantees, securities and other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

Management of Wintrust and the surviving corporation after the merger

After the merger, the Wintrust board of directors will remain the same and the Merger Co. board of directors will continue to serve as the directors of the surviving corporation.

Employee benefit matters

Pursuant to the merger agreement, former full-time employees of CFS and the Bank will be eligible to participate in employee benefit plans that Wintrust sponsors or maintains at the effective time of the merger on the same terms and conditions as all other similarly-situated U.S. employees of Wintrust and its subsidiaries.  To the extent such employees participate in any Wintrust benefit plans, such employees will be given credit for amounts paid under a corresponding CFS or the Bank benefit plan during the plan year in which the closing of the merger occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Wintrust benefit plan for the plan year in which the closing of the merger occurs.  For purposes of determining eligibility to participate in and, where applicable, vesting under Wintrust’s applicable retirement savings plan and employee stock purchase plan, Wintrust’s short-term disability plans and vacation policy, each former employee of CFS or the Bank will receive past service credit for his or her prior employment with CFS as if each such employee had then been employed by Wintrust.  Wintrust reserves the right to amend or terminate these plans and arrangements in accordance with the terms of such plans and arrangements and applicable laws.

Expenses

All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses.  As more fully described above under “—Termination fee,” Wintrust and CFS have also agreed to reimburse each other for certain expenses incurred not exceeding $350,000 in the event the merger is terminated prior to the closing date for certain specified reasons.

NASDAQ stock listing

Wintrust common stock currently is listed on NASDAQ under the symbol “WTFC.”  The shares to be issued to CFS stockholders as merger consideration also will be eligible for trading on NASDAQ.

Amendment

The merger agreement may be amended in writing by the parties.

THE PREFERRED STOCK CONVERSION

This section of the proxy statement/prospectus describes material aspects of the proposed conversion of CFS preferred stock into shares of common stock.  While Wintrust and CFS believe that the description covers the material terms of the preferred stock conversion and proposed amendments to the articles supplementary to the articles of incorporation of CFS providing for, among other matters, the preferred stock conversion, this summary may not contain all of the information that is important to you.  You should carefully read this entire proxy statement/prospectus, the attached Annexes, and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the preferred stock conversion.  The proposed amendments reflected in the amended and restated articles supplementary to the articles of incorporation of CFS attached hereto as Annex B, Annex C and Annex D, not this summary, are the legal documents which governs the preferred stock conversion.

General

The CFS board of directors is using this proxy statement/prospectus to solicit proxies from the holders of CFS common stock and the holders of CFS preferred stock for use at the CFS special meeting, at which CFS stockholders will be asked to vote to approve certain amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock.  The second, third and fourth proposals to be considered by CFS stockholders are proposals to approve such amendments, which provide for, among other things, the automatic conversion, which we refer to as the preferred stock conversion, of each share of CFS preferred stock into 100 shares of CFS common stock immediately prior to the effective time of the merger, without any action on the part of the holder of such Preferred Share.  The purpose of these amendments is to facilitate the proposed merger transaction by (i) providing holders of CFS preferred stock with a simplified mechanism to receive the amount of the merger consideration to which such holders are entitled under the terms of CFS preferred stock and (ii) providing for the extinguishment of the outstanding CFS preferred stock immediately prior to the effective time of the merger.

The amendments

The current articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock contain certain provisions that allow holders of such series of CFS preferred stock to, under certain conditions and subject to certain ownership limitations and anti-dilution provisions, elect to convert each of its shares of CFS preferred stock into the number of shares of CFS common stock equal to the then-applicable conversion rate, as defined in the articles supplementary to the articles of incorporation of CFS for CFS preferred stock, which applicable conversion rate is currently 100 shares of CFS common stock, at the discretion of such holder of CFS preferred stock.  The merger agreement provides that, as a condition to the completion of the merger, the articles supplementary to the articles of incorporation of CFS of each series of CFS preferred stock will be amended as set forth in Annex B, Annex C or Annex D, as applicable.  The proposed amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock provide that, immediately prior to completion of the merger, each share of CFS preferred stock will automatically convert into 100 shares of common stock of CFS.

In addition, the proposed amendments to the articles supplementary for each series of CFS preferred stock provide that the merger would be exempt from and would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS that would otherwise be triggered by the merger. For a description of the amendments, see “Proposal 2—Amendment to the Articles Supplementary to the Articles of Incorporation of CFS for the Series C Preferred Shares,” “Proposal 3—Amendment to the Articles Supplementary to the Articles of Incorporation of CFS for the Series D Preferred Shares” and “Proposal 4—Amendment to the Articles Supplementary to the Articles of Incorporation of CFS for the Series E Preferred Shares.”

Effect of the amendments

As a result of the amendment to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock (assuming such amendment is approved by the requisite number of stockholders), each share of CFS preferred stock will automatically convert into 100 shares of CFS common stock immediately prior to the effective time of the merger, without any action on the part of the holder of such shares of CFS preferred stock.  Upon the effective time of the merger, the merger would not trigger the change of control provisions contained in the current articles supplementary to the articles of incorporation of CFS for the CFS preferred stock, and each such share of CFS common stock will be converted into the right to receive the merger consideration and treated in the same manner as all other shares of common stock of CFS.  See “The Merger Agreement—Consideration to be received in the merger” for a detailed description of the method for determining the per share merger consideration.

Approval of the amendments to the articles supplementary to the articles of incorporation of CFS for each series of CFS preferred stock is a closing condition for the merger.  The merger and the preferred stock conversion will not be completed unless CFS stockholders approve these amendments.

Description of CFS preferred stock

CFS has the following series of preferred stock outstanding: (i) Series C Preferred Shares, (ii) Series D Preferred Shares and (iii) Series E Preferred Shares.  Each series of Preferred Shares is governed by the articles supplementary of such series to the articles of incorporation of CFS, which form part of the articles of incorporation of CFS.  For further information on the issuance of CFS preferred stock, see “Business of CFS—Other Recent Developments.”

Series C Preferred Shares

The following is a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Series C Preferred Shares as listed in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares. Although we believe this summary covers the material terms and provisions of the Series C Preferred Shares as contained in the articles supplementary to the articles of incorporation of CFS for the Series C Preferred Shares, it may not contain all the information that is important to you.  You should read the full text of the amended and restated articles supplementary to the articles of incorporation of CFS of the Series C Preferred Shares reflecting the amendment set forth in Annex B.

Voting Rights. Each Series C Preferred Share is entitled to the number of votes equal to the maximum number of shares of common stock into which each Series C Preferred Share  is convertible (initially 100 (subject to adjustment for any split, subdivision, combination, consolidation or similar event with respect to the common stock)) with respect to any matter presented to the common stockholders. In the event that CFS effects a division of its common stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in common stock or in any right to acquire the common stock), the 1-to-100 conversion rate before such subdivision shall be proportionately decreased so that the number of shares of common stock issuable on conversion of each Series C Preferred Share shall be increased in proportion to such increase in the aggregate number of shares of common stock outstanding. In the event the outstanding common stock is combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of common stock, 1-to-100 conversion rate shall be proportionately increased so that the number of shares of common stock issuable upon the conversion of each Series C Preferred Share shall be decreased in proportion to such decrease in the aggregate number of shares of common stock outstanding.

In addition, for so long as any Series C Preferred Shares are outstanding, CFS may not (including by means of merger, consolidation or otherwise), without obtaining the approval of the holders of a majority of the outstanding Series C Preferred Shares: (i) issue additional amounts or classes of senior securities or reclassify any junior or parity securities into senior securities; (ii) modify the terms of the Series C Preferred Shares so as to significantly and adversely affect the rights or preferences of the Series C Preferred Shares; (iii) approve or effect the liquidation, dissolution or winding up of CFS’s business and affairs in any form of transaction; (iv) pay dividends when preferred dividends on the Series C Preferred Shares are in arrears; or (v) take any other actions which, under the laws of Maryland or any other applicable law, requires the prior approval of the Series C Preferred Shares voting as a separate class.

Conversion Rights. Each Series C Preferred Share is convertible immediately, at the sole discretion of the holder, initially into 100 shares of CFS common stock, provided, however, that a holder may not convert Series C Preferred Shares to the extent that such conversion would result in the holder or its affiliates beneficially owning more than 9.9% or 4.9%, as applicable, of CFS’s outstanding common stock. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Shares, or a combination of Series C Preferred Shares and shares of common stock, in each case, that, together with CFS voting securities acquired by its affiliates, constituted more than 4.9% of CFS’s voting securities, or (ii) both Series C Preferred Shares and Series D Preferred Shares, then the 9.9% conversion blocker will be applicable to such holder and its transferees. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Shares, or a combination of Series C Preferred Shares and shares of common stock, in each case, that, together with CFS voting securities acquired by its affiliates, constituted 4.9% or less of CFS’s voting securities, or (ii) both Series C Preferred Shares and Series E Preferred Shares, then the 4.9% conversion blocker will be applicable to such holder and its transferees.

Upon the receipt of a conversion notice from a holder of Series C Preferred Shares, CFS must (i) notify its transfer agent of the proposed conversion within one trading day and (ii) instruct the transfer agent to issue the applicable number of shares of common stock to the holder of the Series C Preferred Shares  in book entry or certificate form within three trading days from the date on which CFS received the holder’s conversion notice. If CFS fails to deliver the shares of common stock within three trading days of its receipt of the conversion notice, it must pay the holder of Series C Preferred Shares an amount equal to 0.5% of the product of (x) the number of shares of common stock not issued to the holder multiplied by (y) the closing price of the common stock on the date the shares of common stock were required to be delivered. If CFS fails to pay these damages within five business days of the date incurred, such payments will bear interest at a rate of 1.5% per month (prorated for partial months) until such payments are made.

Rank. With respect to dividend and liquidation rights, the Series C Preferred Shares will rank: (i) subordinate and junior to CFS’s senior indebtedness and any of our future securities that, by their terms, are senior to the Series C Preferred Shares; (ii) on parity with the Series D Preferred Shares and Series E Preferred Shares and any of our future securities that, by their terms, are on parity to the Series C Preferred Shares; and (iii) senior to the common stock and any of our future securities that, by their terms, are not senior to or on parity with the Series C Preferred Shares.

Dividend Rights. Dividends may be paid on the Series C Preferred Shares as and when declared by CFS’s board of directors, subject to the prior and superior rights of the holders of any senior securities. In addition, the Series C Preferred Shares will participate in all common stock dividends on an as converted basis, and no dividends shall be payable on any junior securities or parity securities unless an identical dividend is payable at the same time on the Series C Preferred Shares.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series C Preferred Shares will be entitled to receive a liquidation preference, subject to the rights of any creditors of CFS, before any distributions of our assets are made to or set aside for the holders of the common stock. The liquidation preference will be equal to the greater of (i) the sum of (x) $100.00 per share of Series C Preferred Shares (as adjusted for any split, subdivision, combination, consolidation or similar event with respect to the Series C Preferred Shares) and (y) the amount of any declared but unpaid distributions to the date of payment and (ii) the amount such holder would have received if the Series C Preferred Shares had been fully converted into common stock immediately prior to the liquidation, dissolution or winding up.

In addition, the consummation of a “change in control” of CFS will constitute a liquidation, dissolution or winding up of CFS for purposes of the Series C Preferred Shares’ liquidation preference. For this purpose, a “change in control” is defined as any of the following transactions that is approved by at least a majority of the members of CFS’s board of directors: (i) an acquisition by any person (other than CFS, the current members of its board of directors and their descendants, or certain benefit plans of CFS or the Bank) of CFS common stock that causes such person to own fifty percent (50%) or more of the combined voting power of our then outstanding voting securities; (ii) a reorganization, merger, consolidation or other corporate transaction involving CFS with respect to which the shareholders of CFS immediately prior to such transaction do not, immediately after the transaction, own more than fifty percent (50%) of the combined voting power of the surviving entity; (iii) the sale, transfer or assignment of all or substantially all of the assets of CFS to any third party; or (iv) any other transactions or series of related transactions that have substantially the same effect as the transactions specified in (i) through (iii) above as reasonably determined by the CFS board of directors. In such circumstances, in lieu of participating in a change of control, the holders of the Series C Preferred Shares may elect to require CFS to make the liquidation payment for any or all of the shares of their Series C Preferred Shares concurrently with the consummation of a change in control or pay interest thereon at a rate equal to the lesser of (i) 25% per annum or (ii) the maximum rate permitted by applicable law.

Anti-Dilution Rights. The Series C Preferred Shares provide for standard anti-dilution adjustments for combinations or divisions of common stock, the reclassification or reorganization of the common stock, and for dividends and other distributions in shares of common stock.

Series D Preferred Shares

The following is a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Series D Preferred Shares as listed in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares. Although we believe this summary covers the material terms and provisions of the Series D Preferred Shares as contained in the articles supplementary to the articles of incorporation of CFS for the Series D Preferred Shares, it may not contain all the information that is important to you.  You should read the full text of the amended and restated articles supplementary to the articles of incorporation of CFS of the Series D Preferred Shares reflecting the amendment set forth in Annex C.

Except with respect to voting rights, conversion rights and anti-dilution rights, the Series D Preferred Shares generally have the same preferences, limitations, and relative rights as, and is identical in all respects to, the Series C Preferred Shares.

Voting Rights. The Series D Preferred Shares generally do not have any voting rights. However, for so long as any shares of Series D Preferred Shares are outstanding, CFS may not (including by means of merger, consolidation or otherwise), without obtaining the approval of the holders of a majority of the outstanding Series D Preferred Shares: (i) issue additional amounts or classes of senior securities or reclassify any junior or parity securities into senior securities; (ii) modify the terms of the Series D Preferred Shares so as to significantly and adversely affect the rights or preferences of the Series D Preferred Shares; (iii) approve or effect the liquidation, dissolution or winding up of CFS’s business and affairs in any form of transaction; (iv) pay dividends when preferred dividends on the Series D Preferred Shares are in arrears; or (v) take any other actions which, under the laws of Maryland or any other applicable law, requires the prior approval of the Series D Preferred Shares voting as a separate class.

Conversion Rights. The Series D Preferred Share are convertible into Series C Preferred Shares on a one-for-one basis provided that no such conversion results in any person, together with its affiliates, holding more than a 9.9% voting ownership interest in CFS, excluding for the purposes of this calculation any reduction in ownership resulting from transfers by such person of voting securities of CFS. In addition, each Series D Preferred Share is convertible into common stock only (i) simultaneously with the closing of a transfer to a transferee of such Series D Preferred Share pursuant to a permitted transfer (such as (a) a widespread public distribution; (b) a transfer in which no transferee would receive two percent or more of any class of voting securities of CFS; or (c) a transfer to a transferee that would control more than 50% of the voting securities of CFS without any transfer from the holder) and (ii) at the sole discretion of the holder of such shares initially into 100 shares of common stock (subject to adjustment for any split, subdivision, combination, consolidation or similar event with respect to the common stock), upon written notice from the transferee. The conversion procedures for the Series D Preferred Shares and related damages provisions are identical to those of the Series C Preferred Shares.

Anti-Dilution Rights. The Series D Preferred Shares provide for standard anti-dilution adjustments for combinations or divisions of the Series C Preferred Shares, the reclassification or reorganization of the Series D Preferred Shares, and for dividends and other distributions in shares of Series C Preferred Shares or common stock.

Series E Preferred Shares

The following is a summary of the material terms and provisions of the preferences, limitations, voting powers and relative rights of the Series E Preferred Shares as listed in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares. Although we believe this summary covers the material terms and provisions of the Series E Preferred Shares as contained in the articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares, it may not contain all the information that is important to you.  You should read the full text of the amended and restated articles supplementary to the articles of incorporation of CFS for the Series E Preferred Shares reflecting the amendment set forth in Annex D.

The Series E Preferred Shares have the same preferences, limitations, and relative rights as, and are identical in all respects to, the Series D Preferred Shares, except that the Series E Preferred Shares are convertible into Series C Preferred Shares provided that no such conversion results in any person, together with its affiliates, holding more than a 4.9% voting ownership interest in CFS, excluding for the purposes of this calculation any reduction in ownership resulting from transfers by such person of voting securities of CFS.

CFS stockholder appraisal rights

In connection with the amendments to the articles supplementary to the articles of incorporation of CFS for each series of Preferred Shares, holders of Preferred Shares are not entitled to appraisal rights.

BUSINESS OF CFS

General

CFS is a registered bank holding company.  The operations of CFS and the Bank consist primarily of those financial activities common to the commercial banking industry and are explained more fully below under the heading “—Lending Activities,”  Unless the context otherwise requires, the term CFS as used in this section includes CFS and the Bank on a consolidated basis.  All of the operating income of CFS is attributable to the Bank.

CFS was incorporated in the State of Delaware in July 2000 as part of an internal reorganization whereby the stockholders of the Bank exchanged all of their Bank stock for all of the issued and outstanding stock of CFS.  The reorganization was completed in December 2000.  As a result of the reorganization, the former stockholders of the Bank acquired 100% of CFS’s stock and CFS acquired (and still holds) 100% of the Bank’s stock.  The former Bank stockholders received two shares of CFS’s common stock for each share of Bank common stock exchanged in the reorganization.  On June 25, 2013 CFS changed its state of incorporation from Delaware to Maryland.  The reincorporation, which was effected to eliminate CFS’s significant annual Delaware franchise tax expense, was approved by the stockholders of CFS at the annual meeting of stockholders held on June 13, 2013.  CFS was formed for the purpose of providing financial flexibility as a holding company for the Bank.  At the present time, CFS has no specific plans of engaging in any activities other than operating the Bank as a subsidiary.

The Bank was established as a state chartered federally insured commercial bank on March 1, 1994 and opened for business on November 21, 1994 at its main office on Roosevelt Road in Glen Ellyn.  The Bank opened a second location in downtown Wheaton on November 21, 1998.  A third location was opened in northwest Wheaton on March 24, 2005.  A fourth full service branch was opened on November 21, 2007 in north Wheaton.  The Bank provides banking services common to the industry, including but not limited to, demand, savings and time deposits, loans, mortgage loan origination for investors, cash management, electronic banking services, internet banking services (including online bill payment), Community Investment Center services, and debit cards.  The Bank serves a diverse customer base including individuals, businesses, governmental units and institutional customers located primarily in Wheaton and Glen Ellyn and surrounding communities in DuPage County, Illinois.  The Bank has banking offices in Glen Ellyn and Wheaton, Illinois.

Market area

CFS is located in the village of Glen Ellyn in DuPage County in Illinois.  Glen Ellyn is a suburb of Chicago and is located approximately 23 miles directly west of the city.  The combined population of Wheaton and Glen Ellyn is approximately 84,000 while the county of DuPage currently has approximately 920,000 residents.  The median household income within the Bank’s market area is above $78,000, which is higher than the area average.  The economic base of both communities is comprised primarily of professionals and service related industry.  There are no dominant employers in the area.  However, the DuPage County offices as well as the College of DuPage, both of which are nearby, are likely the largest.  The local economy remains stable; however, real estate values have been negatively impacted which is reflected in the local real estate market.

Regulatory matters

On January 10, 2014, the Bank received notification from the FDIC and the IDFPR that the Consent Order (the “Order”) issued to the Bank by the FDIC and IDFPR on January 21, 2011 was terminated effective January 10, 2014.  In connection with the termination of the Order, the Bank agreed to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets.  At March 31, 2015, CFS’s Tier 1 and total capital ratios were 7.9% and 13.7%, respectively, compared to 7.7% and 13.4% at December 31, 2014, 7.7% and 12.9% at September 30, 2014, 7.2% and 12.5% at June 30, 2014, 7.0% and 12.0% at March 31, 2014 and 6.8% and 11.9% at December 31, 2013, respectively.

Other recent developments

Financial Condition

Like many financial institutions across the United States, CFS’s operations have been impacted by recent economic conditions. During 2008 and 2009, the economic crisis that was initially confined to residential real estate and subprime lending evolved into a global economic crisis that negatively impacted not only liquidity and credit quality but also economic indicators such as the labor market, the capital markets and real estate values. As a result of this significant downturn, CFS has been adversely affected by declines in the residential and commercial real estate market in CFS’s market area.

Declining home prices, slowing economic conditions and increasing levels of delinquencies and foreclosures have negatively affected the credit performance of CFS’s residential real estate and commercial real estate loans, resulting in an increase in CFS’s level of nonperforming assets and loans past due 90 days or more and still accruing interest and charge-offs of problem loans. At the same time, competition among depository institutions in CFS’s markets for deposits and quality loans has increased significantly.

As a result of the deterioration in economic conditions and the local real estate market, CFS experienced net losses of $4.6 million, $11.0 million, $2.5 million, $2.8 million and net income of $5.4 million for the fiscal years ended December 31, 2010, 2011, 2012, 2013, and 2014 respectively.  During this time, the book value of CFS’s common stock, on a fully converted basis, decreased from $14.26 per share at December 31, 2010 to $0.98 per share at March 31, 2015.  CFS also experienced loan loss provisions totaling $8.3 million, $6.2 million and $1.5 million for the fiscal years ended December 31, 2010, 2011 and 2012, respectively, and experienced a loan loss provision of $1.4 million for the year ended December 31, 2013.  Total nonperforming assets have decreased from $23.3 million at December 31, 2010 to $2.6 million at March 31, 2015.

December 2012 Private Placement Offering

As previously disclosed, in an effort to satisfy the increased capital requirements set forth in the Order, CFS entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated as of November 13, 2012, with certain accredited investors and members of CFS’s board of directors and executive management team pursuant to which, on December 21, 2012, CFS issued an aggregate of 4,315,300 shares of CFS common stock at $1.00 per share, 133,411 Series C Preferred Shares at $100.00 per share, 56,708 shares of Series D Preferred Shares at $100.00 per share and 6,728 shares of Series E Preferred Shares at $100.00 per share in a private placement offering, for gross proceeds of $24.0 million.  The 133,411 Series C Preferred Shares, the 56,708 Series D Preferred Shares and the 6,728 Series E Preferred Shares are convertible into 13,341,100, 5,670,800 and 672,800 shares of CFS common stock, respectively. The effective price per share paid by investors was $1.00 per common share after taking into account the anti-dilution provisions of the Securities Purchase Agreement.

Closings.  The Securities Purchase Agreement provided that CFS would conduct two closings in connection with the private placement offering.  The first closing, which occurred on December 21, 2012, resulted in $24.0 million in gross proceeds, or $21.5 million in net proceeds after deducting offering expenses of $2.5 million.  CFS used the net proceeds from the first closing to (i) redeem CFS’s $6.9 million of preferred stock previously issued to the U.S. Department of Treasury pursuant to the TARP Capital Purchase Program, (ii) repay CFS’s indebtedness to a third party lender, (iii) enhance the capital of the Bank, as required by the terms of the Order previously issued by the FDIC and IDFPR and (iv) support the future operational growth of CFS.

In accordance with the terms of the Securities Purchase Agreement, after the first closing, CFS commenced a rights offering pursuant to which existing holders of CFS’s common stock (not the investors participating in the first closing) were able to purchase up to an aggregate of 3,000,000 shares of CFS common stock at a price of $1.00 per share.  For more information on the rights offering, see “—Rights Offering” below.

Under the Securities Purchase Agreement, certain investors were permitted to purchase additional shares of Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, as applicable, in a subsequent second closing to the extent their ownership interests in CFS were diluted by the issuance of shares in the rights offering.  On July 17, 2013, CFS consummated the second closing, pursuant to which it issued to certain investors an aggregate of 1,192 Series C Preferred Shares at $100.00 per share and 1,385 Series D Preferred Shares at $100.00 per share for gross proceeds of $257,700.  The 1,192 Series C Preferred Shares and the 1,385 Series D Preferred Shares that were issued in connection with the second closing are convertible into 119,200 and 138,500 shares of CFS common stock, respectively.  The second closing resulted in $257,700 in gross proceeds, or $226,850 in net proceeds after deducting offering expenses of $30,850.  CFS used the net proceeds from the second closing to enhance the capital position of CFS.

Rights Offering.  As previously disclosed, and in accordance with the provisions of the Securities Purchase Agreement, on March 28, 2013, CFS sold 483,121 shares of common stock at a price of $1.00 per share in a nontransferable rights offering for gross proceeds of $483,121, or $424,800 in net proceeds after deducting offering expenses of $58,300.  CFS used the net proceeds from the rights offering to enhance the capital position of CFS.  Including the second closing and rights offering, gross proceeds of the private placement offering totaled $24.7 million, or $22.1 million in net proceeds after deducting aggregate offering expenses of $2.6 million.

Board Representation.  The Securities Purchase Agreement provided that the size of the board of directors of CFS may not exceed nine members and that, subject to any required regulatory approvals, CFS would (i) appoint Donald H. Wilson as the chairman of CFS’s and the Bank’s board of directors and (ii) appoint three individuals approved by three different nominating investors as members of CFS’s and the Bank’s board of directors and to certain committees thereof.  Each of the nominating investors has the right to be represented on the board of directors of CFS and the Bank by one director of its choice for as long as it maintains at least a 2.5% ownership interest in CFS.  Upon the receipt of all required regulatory approvals, Mr. Wilson was appointed as chairman of the board and Daniel Strauss, Christopher Hurst and Philip Timyan were appointed as directors of CFS and the Bank in accordance with the terms of the Securities Purchase Agreement.  In anticipation of these appointments, and pursuant to the restriction in the Securities Purchase Agreement that the size of the board of directors of CFS may not exceed nine members, Donald H. Fischer retired as chairman of the board of directors in January 2013 and William F. Behrmann, H. David Clayton, Joseph S. Morrissey and Robert F. Haeger resigned from the board of directors in February 2013.

On December 4, 2013, the Bank and CFS entered into a separation agreement and general release of all claims with Scott W. Hamer, the former President and Chief Executive Officer of CFS and the Bank. Pursuant to the terms of the agreement, Mr. Hamer agreed to resign as a director of CFS and the Bank effective December 4, 2013.

Use of Proceeds.  The proceeds of the December 2012 private placement were used to (i) redeem CFS’s $6.9 million of preferred stock previously issued to the U.S. Department of Treasury pursuant to the TARP Capital Purchase Program, (ii) repay CFS’s indebtedness to a third party lender, (iii) enhance the capital of the Bank, as required by the terms of the Order previously issued by FDIC and IDFPR and (iv) support the future operational growth of CFS.  On November 13, 2012, CFS entered into a securities purchase agreement with the U.S. Department of Treasury (the “TARP Securities Purchase Agreement”) pursuant to which, subject to the completion of the December 2012 private placement offering and the receipt of Federal Reserve Board approval, CFS agreed to repurchase the shares of preferred stock it previously issued pursuant to the Department of Treasury under the TARP Capital Purchase Program for $3,293,550 plus an amount equal to 45% of the accrued and unpaid dividends on such preferred shares.  CFS consummated the transactions contemplated by the TARP Securities Purchase Agreement on December 21, 2012.

Stockholder Approval.  In order to consummate the transactions contemplated by the Securities Purchase Agreement, CFS was required to obtain stockholder approval of (i) a proposal to amend CFS’s certificate of incorporation to increase the authorized number of shares of the common stock of CFS to 75,000,000 shares from 5,000,000 shares and (ii) a proposal to amend CFS’s certificate of incorporation to specify that each outstanding share of Company common stock is entitled to one vote on each matter submitted to a vote of CFS stockholders so that each share of convertible voting preferred stock issued in the private placement could vote together with the shares of Company common stock on an as converted basis.  Each of these proposals required the approval of the holders of a majority of the outstanding shares of CFS common stock.  In order to reduce the expense associated with holding a special meeting of CFS stockholders, the board of director selected to obtain stockholder approval of the amendments described above by written consent pursuant to Section 228 of the Delaware General Corporation Law, rather than by calling a meeting of stockholders.  Accordingly, on November 12, 2012, the board of directors voted to eliminate Article II, Section 13 of CFS’s by-laws, which provided that any action taken by stockholders of

CFS without a meeting required the written consent of all of the stockholders entitled to vote with respect to the subject matter.  The amendment to the by-laws was effected without stockholder approval, which was not required under Delaware law.  On December 12, 2012, CFS received the requisite number of stockholder consents needed to approve both amendments to CFS’s Certificate of Incorporation.

Registration Rights Agreement.  In connection with the execution of the Securities Purchase Agreement, CFS and each of the investors in the private placement offering also entered into a registration rights agreement. The registration rights agreement required CFS to file a registration statement with the SEC to register the resale of the shares of common stock issuable upon the conversion of the Series C  Preferred Shares, Series D  Preferred Shares and Series E  Preferred Shares by investors participating in the private placement offering and also provides investors with demand and piggyback registration rights under certain circumstances.

Preferred Stock Conversion Blockers.  Each Series C Preferred Share is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock, provided, however, that a holder may not convert the Series C Preferred Shares to the extent that such conversion would result in the holder or its affiliates beneficially owning more than 9.9% or 4.9%, as applicable, of the outstanding CFS common stock.  If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Shares, or a combination of Series C Preferred Shares and CFS common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted more than 4.9% of CFS’s voting securities, or (ii) shares of both Series C Preferred Shares and Series D Preferred Shares, then the 9.9% conversion blocker will be applicable to such investor and its transferees.  If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Shares, or a combination of Series C Preferred Shares and CFS common stock, in each case, that, together with Company voting securities acquired by its affiliates, constituted 4.9% or less of CFS’s voting securities or (ii) both Series C Preferred Shares and Series E Preferred Shares, then the 4.9% conversion blocker will be applicable to such investor and its transferees.  Accordingly, the number of shares of CFS common stock and percentage CFS common stock reflected in the following table includes those shares of CFS common stock issuable upon the conversion of Series C Preferred Shares.  Series D Preferred Shares and Series E Preferred Shares are convertible into Series C Preferred Shares on a one-for-one basis, provided, however, that no such conversion results in any person, together with its affiliates, holding more than a 9.9% or 4.9% voting ownership interest, respectively, in CFS.

September 2013 Private Placement Offering

On September 30, 2013, CFS consummated its previously announced second private placement offering, pursuant to which CFS issued 2,836,900 shares of CFS common stock to accredited investors at a purchase price of $1.00 per share.  In connection with the closing of the September 2013 private placement offering, CFS also issued an additional 350,200 shares of common stock at a purchase price of $1.00 per share and 7,334 Series D Preferred Shares at a purchase price of $100.00 per share to existing stockholders of CFS. The additional shares of common stock and preferred stock were issued to satisfy the exercise of non-dilution rights afforded to stockholders under the Securities Purchase Agreement. Including these anti-dilution shares, CFS raised aggregate proceeds of $3.9 million in connection with the completion of the private placement offering, which resulted in $3.4 million in net proceeds after deducting offering expenses of $472,000.  CFS used the net proceeds from the September 2013 private placement offering to invest $500,000 in the Bank and to further enhance the capital position of CFS.  The issuance of shares in the September 2013 private placement offering was approved by at least two-thirds of CFS’s board of directors as required under the Securities Purchase Agreement.

Corporate Governance Matters

Change in State of Incorporation.  On June 25, 2013 CFS changed its state of incorporation from Delaware to Maryland.  The reincorporation, which was effected to eliminate CFS’s significant annual Delaware franchise tax expense, was approved by the stockholders of CFS at the annual meeting of stockholders held on June 13, 2013. The reincorporation was completed by means of a merger of Community Financial Shares, Inc., a Delaware corporation (“CFS-Delaware”), with and into CFS, a wholly owned subsidiary of CFS-Delaware incorporated for the purpose of effecting the reincorporation, with CFS being the surviving corporation. As a result of the merger, holders of CFS-Delaware’s capital securities are now holders of CFS’s capital securities, and their rights as holders thereof are governed by the MGCL and the articles of incorporation and by-laws of CFS.  The reincorporation did not result in any change in the business or principal facilities of CFS-Delaware.

Appointment of New President and Chief Executive Officer. On August 15, 2013, the board of directors of CFS and the Bank appointed Donald H. Wilson as the President and Chief Executive Officer of CFS and the Bank effective as of August 15, 2013.  As a result of the management restructuring, effective as of August 15, 2013, Scott W. Hamer, the former President and Chief Executive Officer of CFS and the Bank, was terminated as President and Chief Executive Officer.  Mr. Wilson has served as the chairman of CFS’s and the Bank’s board of directors since April 2013 and continues to serve in this capacity following his appointment as the President and Chief Executive Officer of CFS and the Bank.

Competition

Active competition exists in all principal areas where the Bank operates, not only with other commercial banks, finance companies and mortgage bankers, but also with savings and loan associations, credit unions and other financial service companies serving CFS’s market area.  The principal methods of competition between CFS and its competitors are price and service.  Price competition, primarily in the form of interest rate competition, is a standard practice within CFS’s market place as well as the financial services industry.  Service, expansive banking hours and product quality are also significant factors in competing and allow for differentiation from competitors.

Deposits in the Bank are well balanced, with a large customer base and no dominant segment of accounts.  The Bank’s loan portfolio is also characterized by a large customer base, including loans to commercial, not-for-profit and consumer customers, with no dominant relationships.  There is no readily available source of information that delineates the market for financial services offered by non-bank competitors in CFS’s market.

The Bank’s exclusive focus on the local community has allowed the bank to position itself as a leading bank in its market area.  The cities of Wheaton and Glen Ellyn have estimated combined populations of 84,000 and are located 23 miles west of Chicago in DuPage County.  DuPage County with a population of 920,000 is home to four Fortune 500 companies.

Lending activities

General.  The Bank’s loan portfolio is comprised primarily of real-estate mortgage loans, which include loans secured by residential, multi-family and nonresidential properties.  The Bank originates loans on real estate generally located in the Bank’s primary lending area in central DuPage County, Illinois.  In addition to portfolio mortgages, the Bank routinely originates and sells residential mortgage loans and servicing rights for other investors in the secondary market.  The Bank services all of its portfolio loans and the Bank has not purchased mortgage servicing rights.

Loans represent the principal source of revenue for CFS.  Risk is controlled through loan portfolio diversification and the avoidance of credit concentrations.  Loans are made primarily within CFS’s geographic market area.  The loan portfolio is distributed among general business loans, commercial real estate, residential real estate and consumer installment loans.  CFS has no foreign loans, no highly leveraged transactions and no syndicated purchase participations.

The following table presents CFS’s loan portfolio by major category as of the dates shown below.

	At March 31,	At December 31,
	2015	2014	2013	2012	2011	2010
	(In thousands)
Real estate
Commercial	$91,221	$92,669	$97,813	$96,588	$94,513	$94,356
Construction	2,570	1,853	1,856	3,615	4,361	15,435
Residential	27,581	26,676	26,240	20,875	21,054	25,964
Home Equity	43,935	46,339	47,050	50,444	59,176	66,243
Total real estate	165,307	167,537	172,959	171,522	179,104	201,998
Commercial	15,783	16,048	21,379	24,388	26,203	25,572
Consumer	1,134	1,163	1,384	1,313	1,392	1,399
Total loans	182,224	184,748	195,722	197,223	206,699	228,969
Deferred loan costs, net	270	267	229	200	265	317
Allowance for loan losses	(2,445)	(2,442)	(2,500)	(3,032)	(8,854)	(7,679)
Loans, net	$180,049	$182,573	$193,451	$194,391	$198,110	$221,607

Loan maturities and sensitivities of loans to changes in interest rates

The following table shows the amount of total loans outstanding as of December 31, 2014 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

	Maturing
	Within One	After One But Within	After Five
	Year	Five Years	Years	Total
	(Dollars in thousands)
Commercial	$7,968	$5,951	$2,129	$16,048
Real Estate	17,528	97,343	52,666	167,537
Consumer	167	996	—	1,163
Totals	$25,663	$104,290	$54,795	$184,748

Below is a schedule of loan amounts maturing or re-pricing, classified according to sensitivity to changes in interest rates, as of December 31, 2014.

	Interest Sensitivity
	Fixed Rate	Variable Rate	Total
	(Dollars in thousands)
Due within three months	$3,606	$1,871	$5,477
Due after three months but within one year	9,065	11,121	20,186
Due after one but within five years	76,263	28,026	104,289
Due after five years	25,023	29,773	54,796
Total	$113,957	$70,791	$184,748

Residential — One-to-Four Family.  In 1999, the Bank established a dedicated secondary mortgage department to assist local residents in obtaining mortgages with reasonable terms, conditions and rates.  The Bank offers various fixed and adjustable rate one-to-four family residential loan products the majority of which are sold, along with servicing rights, to a variety of investors in the secondary market.  Interest rates are essentially dictated by the Bank’s investors and origination fees on secondary mortgage loans are priced to provide a reasonable profit margin and are dictated to a degree by regional competition.

The Bank, for secondary market residential loans, generally makes one-to-four family residential mortgage loans in amounts not to exceed 80% of the appraised value or sale price, whichever is less, of the property securing the loan, or up to 95% if the amount in excess of 80% of the appraised value is secured by private mortgage insurance.  Loans for amounts between 80% and 85% of appraised value or sale price may also be granted with an increased interest rate.  The Bank usually receives a service release fee of approximately 2.0% on one-to-four family residential mortgage loans.

In addition to loans originated for the secondary market, the Bank has portfolio loans secured by one-to-four family residential real estate that totaled approximately $27.6 million, or 15.1% of the Bank’s total loan portfolio, as of March 31, 2015.

Commercial Real Estate Lending.  Loans secured by commercial real estate totaled approximately $91.2 million, or 50.1% of the Bank’s total loan portfolio, at March 31, 2015.  Commercial real estate loans are generally originated in amounts up to 80% of the appraised value of the property.  Such appraised value is generally determined by independent appraisers previously approved by the board of directors of the Bank.

The Bank’s commercial real estate loans are permanent portfolio loans secured by improved property such as office buildings, retail stores, warehouses, churches and other non-residential buildings.  Of the commercial real estate loans outstanding at March 31, 2015, most are secured by properties located within 10 miles of the Bank’s offices in Wheaton and Glen Ellyn and were made to local customers of the Bank.  In addition, borrowers generally must personally guarantee loans secured by commercial real estate.  Commercial real estate loans generally have a 10 to 25 year amortization period and are made at rates based upon competitive local market rates, specific loan risk, and structure usage and type.  Such loans generally have a five-year maturity.

Commercial real estate loans are both adjustable and fixed, with fixed rates generally limited to no more than five years.  Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than residential mortgage loans.  Because payments on loans secured by commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  The Bank seeks to minimize these risks by lending to established customers and generally restricting such loans to its primary market area.

Construction Lending.  The Bank is actively engaged in construction lending.  Such activity is generally limited to individual new residential home construction, residential home additions and new commercial buildings.  Currently, the majority of the Bank’s new construction activity is in new commercial construction.

At March 31, 2015, the Bank had $2.6 million in construction loans outstanding, which represented 1.4% of the Bank’s loan portfolio at such date.  The Bank presently charges both fixed and variable interest rates on construction and end loans.  Loans, with proper credit, may be made for up to 80% of the anticipated value of the property upon completion.  Funds are usually disbursed based upon percentage of completion generally verified by an on-site inspection by Bank personnel and generally through a local title company construction escrow account.

Consumer Lending.  As a community-oriented lender, the Bank offers consumer loans for any worthwhile purpose.  Although the Bank offers signature unsecured loans, consumer loans are generally secured by automobiles, boats, mobile homes, stocks, bonds and other personal property.  Consumer loans totaled $1.1 million, or 0.6% of the Bank’s total loan portfolio, at March 31, 2015.  Consumer loans generally have higher yields than residential mortgage loans since they involve a higher credit risk and smaller volumes with which to cover basic costs.

Home Equity Lending.  Home equity loans are generally made not to exceed 80% of the first and second combined mortgage loan to value.  These loans generally made for ten-year terms and are generally revolving credit lines with minimum payment structures of interest only.  The interest rate on these lines of credit adjusts at a rate based on the prime rate of interest.  Additionally, the Bank offers amortizing fixed rate home equity loans for those who desire to limit interest rate risk.  At March 31, 2015, the outstanding home equity loan balance was $43.9 million, or 24.1% of the Bank’s total loan portfolio.

Commercial Lending.  The Bank actively engages in general commercial lending within its market area.  These loans are primarily revolving working capital lines, inventory loans and equipment loans.  The commercial loans are generally based on serving the needs of small businesses in the Bank’s market area while limiting the Bank’s business risks to reasonable lending standards.  Commercial loans are made with both fixed and adjustable rates and are generally secured by equipment, accounts receivable, inventory and other assets of the business.  Personal guarantees generally support these credit facilities.  The Bank also provides commercial and standby letters of credit to assist small businesses in their financing of special purchasing or bonding needs.  Standby letters of credit outstanding at March 31, 2015 totaled $24,000.  Commercial loans totaled approximately $15.8 million, or 8.7% of the Bank’s total loan portfolio, at March 31, 2015.

Loan concentration

At March 31, 2015, CFS did not have any concentration of loans exceeding 10% of total loans which are otherwise not disclosed.  Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

Provision for loan losses

The provision for loan losses is determined by management through a quarterly evaluation of the adequacy of the allowance for loan losses.  This evaluation takes various factors into consideration.  The provision is based on management’s judgment of the amount necessary to maintain the allowance for loan losses at an adequate level for probable incurred credit losses.  In determining the provision for loan losses, management considers CFS’s consistent loan growth and the amount of net charge-offs each year.  Other factors, such as changes in the loan portfolio mix, delinquency trends, current economic conditions and trends, reviews of larger loans and known problem credits and the results of independent loan review and regulatory examinations are also considered by management in assessing the adequacy of the allowance for loan losses.

The allowance for loan losses is particularly subject to change as it is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.  Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other environmental factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected.  Commercial and commercial real estate loans are individually evaluated for impairment.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, may be collectively evaluated for impairment.

Assets acquired through or instead of loan foreclosure such as other real estate are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  If fair value declines, a valuation allowance is recorded through expense.  Costs after acquisition are expensed.

The allowance for loan losses was $2.4 million, or 1.3% of total loans, as of March 31, 2015, compared to an allowance of $2.4 million, or 1.3% of total loans, at December 31, 2014, $2.5 million, or 1.3% of total loans, at December 31, 2013 and $3.0 million, or 1.5% of total loans, at December 31, 2012.  The change in the allowance was the result of management’s quarterly analysis of the allowance for loan losses.  The general portion of the allowance for loan losses totaled $2.4 million, or 1.31% of totals loans evaluated, as of December 31, 2014 and $2.4 million, or 1.25% of total loans evaluated as of December 31, 2013.  Total nonperforming assets totaled $4.6 million at December 31, 2014 and $3.4 million at December 31, 2013 and total nonperforming loans as a percentage of total loans totaled 1.32% at December 31, 2014 and 0.60% at December 31, 2013.  CFS management believes that, based on information available at December 31, 2014, the Bank’s allowance for loan losses was adequate to cover probable incurred losses inherent in its loan portfolio at that time.  However, no assurances can be given that the Bank’s level of allowance for loan losses will be sufficient to cover loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic or other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance.  In addition, the FDIC and IDFPR, as an integral part of their examination processes, periodically review the Bank’s allowance for loan losses and may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management.  Any material increase in the allowance for loan losses may adversely affect CFS’s financial condition and results of operations.

The following table details the component changes in CFS’s allowance for the dates shown below.

	At December 31, (Dollars in thousands)
	2014	2013	2012	2011	2010
Net Total Loans at Year-end	$184,748	$193,451	$194,391	$198,110	$221,607
Average daily balances for loans for the year	193,005	195,750	200,713	218,259	232,467
Allowance for loan losses at beginning of period	$2,500	$3,032	$8,854	$7,679	$4,812
Loan charge-offs during the period
Commercial	—	(267)	(295)	(109)	(1,281)
Commercial real estate	(28)	(357)	(3,611)	(396)	(3,647)
Construction	—	—	(1,740)	(2,812)	—
Residential	—	(836)	(1,067)	(872)	(141)
Real Estate	—	—	—	—	—
Home equity line of credit	(64)	(600)	(638)	(813)	(428)
Consumer	(3)	(14)	(12)	(8)	(15)
Total Charge-offs	(95)	(2,074)	(7,363)	(5,010)	(5,512)
Loan recoveries during the period
Commercial	75	—	18	2	22
Commercial real estate	5	86	16	—	—
Residential	30	23	33	—	—
Home equity line of credit	2	5	7	3	—
Consumer	—	1	—	9	17
Total recoveries	112	115	74	14	39
Net charge-offs	17	(1,959)	(7,289)	(4,996)	(5,473)
Provision charged to expense	(75)	1,427	1,467	6,171	8,340
Allowance for loan losses at end of period	$2,442	$2,500	$3,032	$8,854	$7,679

Ratio of net charge-offs during the period to average loans outstanding	0.01%	(1.00)%	(3.63)%	(2.29)%	(2.35)%
Allowance for loan losses to loans outstanding at year-end	1.32%	1.28%	1.54%	4.28%	3.35%

Allocation of the allowance for loan losses

Presented below is an analysis of the composition of the allowance for loan losses and percent of loans in each category to total loans as of the dates indicated:

	At December 31, (Dollars in thousands)
	2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
Balance at December 31:
Commercial (1)	$353	8.7%	$483	10.9%	$674	12.4%
Real estate mortgage (2)	1,206	51.2	1,380	50.9	1,386	50.8
Home equity line of credit	522	24.9	330	24.1	646	25.6
Residential	346	14.6	266	13.4	305	10.6
Consumer	15	0.6	41	0.7	21	0.6
Unallocated	—	—	—	—	—	—
Totals	$2,442	100.0%	$2,500	100.0%	$3,032	100.0%

(1)         Category also includes lease financing, loans to financial institutions, tax-exempt loans, agricultural production financing and other loans to farmers and construction real estate loans.

(2)         Category includes commercial and farmland.

One measurement used by CFS management in assessing the risk inherent in the loan portfolio is the level of nonperforming loans.  Nonperforming loans are comprised of non-accrual loans and other loans 90 days or more past due.  Nonperforming loans and other assets were as follows at the dates indicated.

	At December 31, (Dollars in thousands)
	2014	2013	2012	2011	2010
Non-accrual loans	$1,975	$166	$2,758	$7,220	$11,595
Non-accrual restructured loans	340	776	4,667	6,579	8,699
Other loans 90 days past due	133	230	342	—	—
Total nonperforming loans	2,448	1,172	7,767	13,799	20,294
Foreclosed assets	2,199	2,269	9,012	9,265	3,008
Total nonperforming assets	$4,647	$3,441	$16,779	$23,064	$23,302

Accruing restructured loans	$392	$398	$1,294	$2,295	$6,090
Nonperforming loans to total loans	1.32%	0.60%	3.94%	6.68%	8.86%
Allowance for loan losses
To nonperforming loans	99.8%	213.3%	38.9%	64.16%	37.84%
Total nonperforming assets
To total stockholders’ equity	16.26%	15.91%	75.07%	318.12%	131.24%
Total nonperforming assets
To total assets	1.35%	1.01%	4.72%	7.01%	6.71%

At March 31, 2015 and December 31, 2014, nonperforming assets consisted of $2.4 million of nonperforming loans and other real estate owned (“OREO”) of $2.2 million.  The largest component of nonperforming loans was home equity loans, which represented $964,000, or 41.6%, of total nonperforming loans at December 31, 2014.  At December 31, 2014, commercial real estate loans totaled $823,000, or 35.6%, of total nonperforming loans.  The ratio of the allowance for loan losses to nonperforming loans was 99.8% as of December 31, 2014 and 213.3% as of December 31, 2013.

The Bank would have recorded interest income of $84,000 for the year ended December 31, 2014 had non-accrual loans and troubled debt restructurings been current in accordance with their original terms.

OREO totaled $2.2 million at December 31, 2014 and $2.3 million at December 31, 2013.  At December 31, 2014, OREO consisted of 12 properties that were acquired through foreclosure or deed in lieu of foreclosure.  Included in the total are nine single-family residential properties, two parcels of land and one commercial real estate property.

The provision for loan losses for the three months ended March 31, 2015 totaled $24,000, which represents a $112,000 decrease from the provision for loan losses for the year ended March 31, 2014. The provision for loan losses for the year ended December 31, 2014 totaled ($75,000), which represents a $1.5 million decrease from the provision for loan losses for the year ended December 31, 2013.  This decrease in the provision is the result of management’s quarterly analysis of the allowance for loan losses and a smaller loan portfolio.  Levels of nonperforming loans are considered manageable at year end 2014.  Total nonperforming loans as a percentage of total loans totaled 1.32% at December 31, 2014 and 0.60% at December 31, 2013.  Based on its analysis of the loan portfolio risks discussed above, including historical loss experience and levels of nonperforming loans, management believes that the allowance for loan losses is adequate at March 31, 2015 to cover any probable incurred losses.

Net charge-offs (recoveries) for the years ended December 31, 2014 and 2013 totaled ($17,000) and $2.0 million, respectively.  The charge-offs during 2013 were primarily the result of recent recessionary economic conditions and the weakened economic environment’s impact upon smaller businesses within CFS’s primary market area.  In 2005, CFS management formed a credit quality committee that was charged with monitoring problem credits and directing their resolution.  The committee has been successful in identifying existing problem credits and meets on a monthly basis to monitor troubled credits.  CFS’s management believes that as of March 31, 2015 any past problems which resulted from weaknesses in processes have been identified and addressed.

Investment securities

The CFS board of directors sets the investment policy and procedures of the Bank.  This policy generally provides that investment decisions will be made based on the safety of the investment, liquidity requirements of the Bank and, to a lesser extent, potential return on the investments.  In pursuing these objectives, the Bank considers the ability of an investment to provide earnings consistent with factors of quality, maturity, marketability and risk diversification.  The Bank does not participate in hedging programs or other activities involving the use of derivative financial instruments.

CFS’s securities portfolio can be divided into five categories, as shown below.  The securities portfolio is managed to provide liquidity and earnings in various interest rate cycles.  The carrying value of these securities at the dates indicated below is detailed in the following table.

	At March 31,	At December 31,
	2015	2014	2013	2012
U.S. Government Agency Debt Securities	$15,911	$7,738	$11,059	$21,430
U.S. Government Agency Mortgage-backed Securities	66,472	66,139	60,065	22,975
States and Political Subdivisions	29,028	19,913	16,367	2,909
Agency Preferred Stock	19	15	35	37
SBA Securities	11,398	12,180	8,303	237
Total Investment Securities	$122,828	$105,985	$95,829	$47,588

The following table shows the weighted average yield for each security group by term to final maturity as of December 31, 2014.

Security Type	Less than 1 year	Yield	1 to 5 years	Yield	5 to 10 years	Yield	Over 10 years	Yield
U.S. Government Agency Debt Securities	$—	—%	$—	—%	$1,939	2.48%	$5,799	2.88%
U.S. Government Agency Mortgage-backed Securities	—	—%	884	1.16%	16,991	1.36%	48,264	1.64%
States and Political Subdivisions(1)	482	1.91%	3,222	2.75%	15,020	2.75%	1,189	3.68%
Agency Preferred Stock	—	—	—	—	—	—	15	0.00%
SBA Securities	—	—%	3,233	0.80%	4,327	1.39%	4,620	1.06%
Total Investment Securities	$482	1.91%	$7,339	1.74%	$38,277	1.96%	$59,887	1.76%

(1) Fully taxable equivalent

At March 31, 2015 and December 31, 2014, CFS did not own any security of any one issuer where the aggregate carrying value of such securities exceeded 10% of CFS stockholders’ equity, except for certain debt securities of the U.S. Government agencies and corporations.

Deposits

The Bank offers a variety of deposit accounts with a range of interest rates and terms.  The Bank’s deposit accounts consist of regular savings accounts, retail checking/NOW accounts, commercial checking accounts, money market accounts and certificate of deposit accounts.  The Bank offers certificate of deposit accounts with balances in excess of $100,000 at preferential rates (jumbo certificates) and also offers Individual Retirement Accounts and other qualified plan accounts.

At December 31, 2014, the Bank’s deposits totaled $305.4 million, or 97.1% of interest-bearing liabilities.  This represents a decrease from December 31, 2013 when the Bank’s deposits totaled $315.7 million and represented 96.4% of interest-bearing liabilities.  For the year ended December 31, 2014, the average balance of core deposits (savings, NOW, money market and non-interest bearing accounts) totaled $228.3 million, or 74.0% of total average deposits, compared to $228.2 million, or 71.0% of total average deposits, for the year ended December 31, 2013.  Although the Bank has a significant portion of its deposits in core deposits, management monitors activity on the Bank’s core deposits and, based on historical experience and the Bank’s current pricing strategy, believes that the Bank will continue to retain a large portion of such accounts.

The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and local competition.  The Bank’s deposits are obtained predominantly from the areas in which its facilities are located.  The Bank relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions affect the Bank’s ability to attract and retain deposits.  The Bank uses traditional means of advertising its deposit products and generally does not solicit deposits from outside its market area.  While certificates of deposit in excess of $100,000 are accepted by the Bank, and may be subject to preferential rates, the Bank does not actively solicit such deposits as such deposits are more difficult to retain than core deposits.

The following table sets forth the distribution of the Bank’s deposit accounts for the periods indicated and the weighted average rates on each category presented.

(Dollars in thousands)

	At March 31, 2015		At December 31, 2014		At December 31, 2013
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Noninterest-bearing accounts	$41,813	––%	$44,754	—%	$39,613	—%
NOW accounts	71,506	0.18%	71,492	0.18%	72,545	0.20%
Regular savings accounts	75,156	0.26%	71,199	0.26%	74,389	0.28%
Money market accounts	45,227	0.29%	43,666	0.29%	42,443	0.35%
Certificates of deposit	71,891	0.92%	74,310	0.93%	86,719	1.02%
Total deposits	$305,593	0.37%	$305,421	0.39%	$315,709	0.51%

The following table shows the maturity schedule for CFS’s time deposits of $100,000 or more as of March 31, 2015, December 31, 2014 and December 31, 2013.

(In thousands)

	At March 31,	At December 31,
	2015	2014	2013
Three months or less	$4,077	$4,761	$4,071
Three months through six months	3,105	3,770	4,438
Six months through twelve months	4,324	5,449	8,240
Over twelve months	11,438	11,661	15,872
	$22,944	$25,641	$32,621

Personnel

As of March 31, 2015, CFS and its subsidiaries had a total of 69 full-time employees and 12 part-time employees.  This compares to 71 full-time and 12 part-time employees as of December 31, 2014.  None of these employees are subject to a collective bargaining agreement.  CFS believes that its relationship with its employees is good.

REGULATION AND SUPERVISION

CFS and the Bank are subject to an extensive system of banking laws and regulations that are intended primarily for the protection of the customers and depositors of the Bank rather than holders of CFS’s securities.  These laws and regulations govern such areas as permissible activities, reserves, loans and investments and rates of interest that can be charged on loans.

The Dodd-Frank Act, which was enacted on July 21, 2010, restructured the regulation of depository institutions.  The Dodd-Frank Act contains several provisions that will continue to have a direct impact on the operations of CFS and the Bank.  The legislation contains changes to the laws governing, among other things, FDIC assessments, mortgage originations, holding company capital requirements and risk retention requirements for securitized loans.  The Dodd-Frank Act also provided for the creation of a new agency, the Consumer Financial Protection Bureau, as an independent bureau of the Federal Reserve Board, to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators.  However, institutions of $10 billion or fewer in assets, such as the Bank, continue to be examined for compliance with such laws and regulations by, and subject to the primary enforcement authority of, their prudential regulator rather than the Consumer Financial Protection Bureau.  Much of the legislation requires implementation through regulations and, accordingly, a complete assessment of its impact on CFS and the Bank are not yet possible since such regulations have not yet been issued.  However, the enactment of the legislation is likely to increase regulatory burdens and costs for CFS and have a material impact on CFS’s operations.

Certain of the regulatory requirements that are or will be applicable to CFS and the Bank are described below.  This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on CFS and the Bank and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of CFS

CFS is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended by the 1999 financial modernization legislation known as the Gramm-Leach-Bliley Act (the “BHC Act”).  As such, it is subject to the supervision and enforcement authority of the Federal Reserve Board.  In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, and activities that the Federal Reserve Board has determined, by order of regulation in effect prior to the enactment of the BHC Act, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.  As a result of the Gramm-Leach-Bliley Act amendments to the BHC Act, a bank holding company that meets certain requirements and opts to become a “financial holding company” may engage in any activity, or acquire and retain the shares of any company engaged in any activity, that is either (1) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the U.S. Secretary of the Treasury) or (2) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board).  Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments in commercial and financial companies.

Further, under the BHC Act, CFS is required to file annual reports and such additional information as the Federal Reserve Board may require and is subject to examination by the Federal Reserve Board.  The Federal Reserve Board has jurisdiction to regulate virtually all aspects of CFS’s business.  See “—Regulation of the Bank” below for discussion of regulatory framework applicable the Bank.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before merging with or consolidating into another bank holding company, acquiring substantially all the assets of any bank or acquiring directly or indirectly any ownership or control of more than 5% of the voting shares of any bank.

The BHC Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries.  As discussed above, CFS, however, may engage in certain businesses determined by the Federal Reserve Board to be so closely related to banking or managing and controlling banks as to be a proper incident thereto.

Banking regulations restrict the amount of dividends that a bank may pay to its stockholders.  Thus, CFS’s ability to pay dividends to its shareholders will be limited by statutory and regulatory restrictions.  Illinois banking law restricts the payment of cash dividends by a state bank by providing, subject to certain exceptions, that dividends may be paid only out of net profits then on hand after deducting its losses and bad debts.  Federal law generally prohibits a bank from making any capital distribution (including payment of a dividend) or paying any management fee to its parent company if the depository institution would thereafter be undercapitalized.  The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies which provides that dividends should only be paid out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition.  The Federal Reserve Board’s policies also provide that a bank holding company should serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary.  These policies could also impact CFS’s ability to pay dividends.

The FDIC may prevent an insured bank from paying dividends if the Bank is in default of payment of any assessment due to the FDIC.  In addition, the FDIC may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial conditions of the bank, to be an unsafe and unsound banking practice.

Regulation of the Bank

The Bank is regulated by the FDIC, as its primary federal regulator.  The Bank is subject to the provisions of the Federal Deposit Insurance Act and examination by the FDIC.  As an Illinois state—chartered bank, the Bank is also subject to examination by IDFPR.  The examinations by the various regulatory authorities are designed for the protection of bank depositors and the solvency of the FDIC Deposit Insurance Fund.

The federal and state laws and regulations generally applicable to the Bank regulate, among other things, the scope of business, its investments, reserves against deposits, the nature and amount of and collateral for loans, and the location of banking offices and types of activities which may be performed at such offices.  Both the IDFPR and the FDIC have enforcement authority over the Bank, including the authority to appoint a conservator or receiver under certain circumstances.

Subsidiaries of a bank holding company are subject to certain restrictions under the Federal Reserve Act and the Federal Deposit Insurance Act on loans and extensions of credit to the bank holding company or to its other subsidiaries, investments in the stock or other securities of the bank holding company or its other subsidiaries, or advances to any borrower collateralized by such stock or other securities.

The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.  Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000.  That coverage was made permanent by the Dodd-Frank Act.

Under the FDIC’s previous risk-based assessment system, insured institutions were assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors.  An institution’s assessment rate depended upon the category to which it is assigned, with less risky institutions paying lower assessments.  On February 7, 2011, the FDIC approved a final rule that implemented changes to the deposit insurance assessment system mandated by the Dodd-Frank Act.  The final rule, which became effective on April 1, 2011, revised the base on which deposit insurance assessments are charged from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity.  Under the final rule, insured depository institutions are required to report their average consolidated total assets on a daily basis, using the regulatory accounting methodology established for reporting total assets.  For purposes of the final rule, tangible equity is defined as Tier 1 capital.

The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution’s deposit assessment base, in order to cover losses to the Deposit Insurance Fund.  That special assessment was collected on September 30, 2009.  In lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012.  The estimated assessments, which included an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009.  As of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the financing corporation to recapitalize a predecessor deposit insurance fund.  That payment is established quarterly and during the calendar year ending December 31, 2013 averaged 1.05 basis points of assessable deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits.  The FDIC must seek to achieve the 1.35% ratio by September 30, 2020.  Insured institutions with assets of $10 billion or more are supposed to fund the increase.  The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC and the FDIC has recently exercised that discretion by establishing a long range fund ratio of 2%.

The FDIC has authority to increase insurance assessments.  A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.  Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing.  The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Capital requirements

The Federal Reserve Board and the FDIC have established guidelines for risk-based capital of bank holding companies and banks.  These guidelines establish a risk adjusted ratio relating total capital to risk-weighted assets and off-balance-sheet exposures.  These capital guidelines primarily define the components of capital, categorize assets into different risk classes and include certain off-balance-sheet items in the calculation of capital requirements.  Generally, Tier 1 capital consists of shareholders’ equity less intangible assets and unrealized gain or loss on securities available for sale, and Tier 2 capital consists of Tier 1 capital plus qualifying loan loss reserves.  The agencies also apply leverage requirements which establish a required ratio of Tier 1 capital to total adjusted assets.  As previously disclosed, on January 10, 2014, the Bank received notification from the FDIC and IDFPR that the Order issued to the Bank by the FDIC and IDFPR on January 21, 2011 was terminated effective January 10, 2014.  In connection with the termination of the Order, the Bank agreed to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets.  At March 31, 2015, CFS’s Tier 1 and total capital ratios were 7.9% and 13.7%, respectively, compared to 7.7% and 13.4% at December 31, 2014, 7.7% and 12.9% at September 30, 2014, 7.2% and 12.5% at June 30, 2014, 7.0% and 12.0% at March 31, 2014 and 6.8% and 11.9% at December 31, 2013, respectively.

The FDIC Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized depository institutions.  Under this system, federal banking regulators have established five capital categories, well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.  The federal banking agencies have also specified by regulation the relevant capital levels for each of the categories.  Each depository institution is placed within one of these categories and is subject to differential regulation corresponding to the capital category within which it falls.

Federal banking regulators are required to take specified mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories.  The severity of the action depends upon the capital category in which the institution is placed.  Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.  An institution in any of the undercapitalized categories is required to submit an acceptable capital restoration plan to its appropriate federal banking agency and such capital plan must be guaranteed by any parent holding company in an amount of the lesser of 5% of the institution’s assets or the amount of the capital deficiency.  An undercapitalized institution is also generally prohibited from paying any dividends, increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval.

Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and other restrictions on its business.  In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

The Dodd-Frank Act required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. In early July 2013, the Federal Reserve Board approved revisions to its capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. “Basel III” refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The rules include new risk-based capital and leverage ratios, which became effective January 1, 2015, and revise the definition of what constitutes “capital” for purposes of calculating those ratios. The new minimum capital level requirements applicable to CFS will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Monetary policy and economic conditions

The earnings of commercial banks and bank holding companies are affected not only by general economic conditions, but also by the policies of various governmental regulatory authorities.  In particular, the Federal Reserve Board influences conditions in the money and capital markets, which affect interest rates and growth in bank credit and deposits.  Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future.  The general effect, if any, of such policies on future business and earnings of CFS and its Bank cannot be predicted.

Consumer protection laws

CFS’s business includes making a variety of types of loans to individuals.  In making these loans, CFS is subject to State usury and regulatory laws and to various federal statutes, including the privacy of consumer information provisions of the Graham-Leach-Bliley Act and regulations promulgated thereunder, the Equal Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage servicing activities of CFS, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing.  In receiving deposits, CFS is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, the USA Patriot Act of 2001, and the Federal Deposit Insurance Act.  Violation

of these laws could result in the imposition of significant damages and fines upon CFS and its directors and officers.

Federal taxation

CFS files a consolidated federal income tax return.  To the extent a member of the consolidated group incurs a net loss that is utilized to reduce the consolidated federal tax liability, that member will be reimbursed for the tax benefit utilized from the member incurring federal tax liabilities.

Amounts provided for income tax expense are based upon income reported for financial statement purposes and do not necessarily represent amounts currently payable to federal and state tax authorities.  Deferred income taxes, which principally arise from the temporary difference related to the recognition of certain income and expense items for financial reporting purposes and the period in which they affect federal and state tax income, are included in the amounts provided for income taxes.

State taxation

The Bank is required to file Illinois income tax returns. For these purposes, Illinois taxable income generally means federal taxable income subject to certain modifications the primary one of which is the exclusion of interest income on United States obligations.

As a Maryland holding company not earning income in Maryland, CFS is exempt from Maryland corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Maryland.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CFS

(All table dollar amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operation are in thousands, except share data)

The following presents management’s discussion and analysis of the results of operations and financial condition of CFS as of the dates and for the periods indicated.  This discussion should be read in conjunction with CFS’s Consolidated Financial Statements and the Notes thereto and other financial data appearing in this proxy statement/prospectus.

Critical accounting policies

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters.  Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. Below is a discussion of CFS’s critical accounting policies.  These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates.  Changes in such estimates may have a significant impact on CFS’s financial statements.  Management has reviewed the application of these policies with CFS’s Audit Committee.

Allowance for Loan Losses.  The allowance for loan losses represents management’s estimate of probable losses inherent in CFS’s loan portfolio.  In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

CFS’s strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits.  The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review.  Where appropriate, reserves are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to CFS.  Included in the review of individual loans are those that are impaired as provided in ASC 310-40, Accounting by Creditors for Impairment of a Loan.  Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral.  CFS evaluates the collectability of both principal and interest when assessing the need for a loss accrual.  Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded.  Rather, credit scoring systems are used to assess credit risks.  Reserves are established for each pool of loans using loss rates based on a five year average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition.  Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and CFS’s internal loan review.  An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans.  Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

CFS’s primary market area for lending is the county of DuPage in northeastern Illinois.  When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on CFS’s customers.

CFS has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses.  There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Any material increase in the allowance for loan losses may adversely affect CFS’s financial condition and results of operations.

Deferred Taxes.  Realization of deferred tax assets is dependent on generating sufficient taxable income to cover net operating losses generated by the reversal of temporary differences.  A partial or total valuation allowance is provided by way of a charge to income tax expense if it is determined that it is more likely than not that some of or all of the deferred tax asset will not be realized.  Under generally accepted accounting principles, income tax benefits and the related tax assets are only allowed to be recognized if they will more likely than not be fully utilized.  In each future accounting period, CFS’s management will consider both positive and negative evidence when considering the ability of CFS to utilize its net deferred tax asset.  Any subsequent reduction in the valuation allowance would lower the amount of income tax expense recognized in CFS’s consolidated statements of operations in future periods.

Valuation of Securities.  CFS’s available-for-sale security portfolio is reported at fair value.  The fair value of a security is determined based on quoted market prices.  If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments.  Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment.  The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer and CFS’s ability to hold the security to maturity.  A decline in value that is considered to be other-than-temporary is recorded as a loss within other operating income in the consolidated statement of income.

Accounting matters

Accounting Standards Update No. 2014-08- Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity — In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-08.  This update seeks to better define the groups of assets which qualify for discontinued operations, in order to ease the burden and cost for prepares and stakeholders.  This issue changed “the criteria for reporting discontinued operations” and related reporting requirements, including the provision for disclosures about the “disposal of and individually significant component of an entity that does not qualify for discontinued operations presentation.”

The amendments in this update are effective for fiscal years beginning after December 15, 2014.  Early adoption is permitted only for disposals or classifications as held for sale. CFS adopted the methodologies prescribed by this ASU by the date required, and this ASU did not have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-09- Revenue from Contracts with Customers — In May 2014, FASB, in joint cooperation with the International Accounting Standards Board, or IASB, issued ASU 2014-09. The topic of Revenue Recognition had become broad, with several other regulatory agencies issuing standards which lacked cohesion.  The new guidance establishes a “common framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements.

The amendments in this update are effective for annual reporting periods beginning after December 15, 2016.  Early adoption is not permitted. CFS will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-11- Transfers and Servicing — In June 2014, FASB, issued ASU 2014-11. This update addresses the concerns of stakeholders by changing the accounting practices surrounding repurchase agreements.  The new guidance changes the “accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements.”

The amendments in this update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is prohibited.  CFS adopted the methodologies prescribed by this ASU by the date required, and this ASU did not have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-12- Compensation — Stock Compensation — In June 2014, FASB, issued ASU 2014-12. This update defines the accounting treatment for share-based payments and “resolves the diverse accounting treatment of those awards in practice.”  The new requirement mandates that “a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.”  Compensation cost will now be recognized in the period in which it becomes likely that the performance target will be met.

The amendments in this update are effective for annual reporting periods beginning after December 15, 2015.  Early adoption is permitted.

Analysis of net interest income for the three months ended March 31, 2015 and 2014

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Average Balance Sheet.    The following table summarizes average balances and annualized tax equivalent average yields or costs for the three months ended March 31, 2015 and 2014.

(Dollars in thousands)

	Three Months Ended March 31,
	2015			2014
			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost
Interest-earning assets:
Taxable securities	$99,644	$393	1.60%	$80,344	$332	1.68%
Tax-exempt securities (1)	14,666	108	2.99	15,379	136	3.59
Loan receivables (2)	183,172	2,299	5.09	197,445	2,548	5.23
Interest-bearing deposits, FHLB stock and other	10,650	8	0.31	24,513	16	0.24
Total interest-earning assets	$308,132	2,808	3.70	$317,681	3,032	3.87

Interest-bearing liabilities:
NOW accounts	72,299	32	0.18	72,741	32	0.18
Regular savings	72,415	47	0.26	74,435	48	0.26
Money market accounts	43,731	32	0.29	42,650	30	0.29
Certificates of deposit	73,578	166	0.92	85,817	201	0.95
FHLB advances and other	2,687	15	2.34	5,229	27	2.08
Subordinated debentures	3,609	17	1.89	3,609	17	1.89
Total interest-bearing liabilities	$268,319	309	0.47	$284,481	355	0.51

Net interest income/interest rate spread (3)		2,499	3.23%		2,677	3.36%
Less: Taxable equivalent adjustment		37			46
Net interest income as reported		$2,462			$2,631
Net interest margin (4)			3.24%			3.36%
Tax equivalent effect			0.05%			0.06%
Net interest margin on a fully tax equivalent basis			3.28%			3.42%

(1) Tax-exempt investment income is presented on a fully taxable equivalent basis assuming a 35% tax rate.

(2) Includes fees that are considered adjustments to yield and the average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.

(3) Interest rate spread represents the difference between the average yield on interest earning assets and average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(4) Net interest margin represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis.  The following table allocates changes in interest income and interest expense in the three months ended March 31, 2015 and 2014 between amounts attributable to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.  The changes in interest income and interest expense due to both volume and rate have been allocated proportionally.

	2015 to 2014
	Change	Change
	Due to	Due to	Total
(Dollars in thousands)	Rate	Volume	Change
Interest Earning Assets:
Taxable securities	$(97)	$158	$61
Tax exempt securities	(13)	(6)	(19)
Loans receivable	(67)	(182)	(249)
FHLB stock and other	20	(28)	(8)
Total interest-earning assets	(157)	(58)	(215)

Interest-bearing liabilities
Deposits	(19)	(15)	(34)
FHLB advances and other borrowed funds	19	(31)	(12)
Subordinated debentures	—	—	—
Total int.-bearing liabilities	—	(46)	(46)
Change in net interest income	$(157)	$(12)	$(169)

Comparison of financial condition at March 31, 2015 and December 31, 2014

Total assets at March 31, 2015 were $343.7 million, which represented an increase of $681,000, or 0.2%, compared to $343.0 million at December 31, 2014.  The increase in total assets was primarily due to an increase in investment securities.  Investment securities increased $16.8 million, or 15.9%, to $122.8 million at March 31, 2015 from $106.0 million at December 31, 2014 primarily as a result of a $9.1 million increase in municipal securities and a $8.2 million increase in U.S. government agency debt securities.  Cash and cash equivalents decreased $12.9 million, or 54.8% to $10.7 million at March 31, 2015 from $23.6 million at December 31, 2014.  Loans decreased $2.6 million, or 1.4%, to $180.0 million at March 31, 2015 from $182.6 million at December 31, 2014 primarily as a result of the net effect of a $2.4 million decrease in home equity lines of credit, a $1.4 million decrease in commercial real estate loans, a $265,000 decrease in commercial loans and a $905,000 increase in residential real estate loans.  The decrease in cash and cash equivalents and loans was partially offset by an increase in investment securities.  In addition, foreclosed assets decreased $836,000 to $1.4 million as of March 31, 2015 from $2.2 million as of December 31, 2014.  Included in foreclosed assets at March 31, 2015 are nine one-to-four family residences and two parcels of land.

Total liabilities at March 31, 2015 were $314.5 million, which represented an increase of $92,000, compared to $314.4 million at December 31, 2014.  Federal Home Loan Bank advances remained unchanged at $2.0 million at March 31, 2015 as compared to December 31, 2014.  Deposits increased $172,000 to $305.6 million at March 31, 2015 from $305.4 million at December 31, 2014.  This increase in deposits primarily consisted of increases in regular savings of $4.0 million, or 5.6%, to $75.2 million at March 31, 2015 from $71.2 million at December 31, 2014 and money market accounts of $1.5 million, or 3.6%, to $45.2 million at March 31, 2015 from $43.7 million at December 31, 2014.  These increases were partially offset by decreases in certificates of deposits of $2.4 million, or 3.3%, to $71.9 million at March 31, 2015 from $74.3 million at December 31, 2014 and noninterest-bearing demand deposit accounts of $3.0 million, or 6.6%, to $41.8 million at March 31, 2015 from $44.8 million at December 31, 2014.  The percentage of regular savings accounts to total deposits totaled 24.6% at March 31, 2015 and the percentage of certificates of deposit to total deposits decreased to 23.5% at March 31, 2015 from 24.3% at December 31, 2014.

Stockholders’ equity increased $589,000, or 2.1%, to $29.2 million at March 31, 2015 from $28.6 million at December 31, 2014.  The increase in stockholders’ equity was due to CFS’s $176,000 net income for the three months ended March 31, 2015 and the increase in CFS’s accumulated other comprehensive income of $410,000 to a gain of $150,000 for the three months ended March 31, 2015 due to changes in the fair value of CFS’s available-for-sale investment portfolio.

Comparison of operating results for the three months ended March 31, 2015 and 2014

General.  CFS’s net income for the three months ended March 31, 2015 totaled $176,000 compared to $235,000 for the three months ended March 31, 2014.  This represents basic and diluted earnings per share of $0.01 for the three months ended March 31, 2015 and 2014.  The decrease in operating results for the three months ended March 31, 2015 is primarily due to the combined effect of a $169,000 decrease in net interest income, a $112,000 decrease in provision for loan losses, a $64,000 decrease in noninterest expense, a $6,000 increase in noninterest income and a $72,000 increase in income tax expense.

Net interest income.  The following table summarizes interest and dividend income and interest expense for the three months ended March 31, 2015 and 2014.

	Three Months Ended March 31,
	2015	2014	$ Change	% Change
	(Dollars in thousands)
Interest and dividend income:
Interest and fees on loans	$2,299	$2,548	$(249)	(9.77)%
Securities:
Taxable	393	332	61	18.37
Exempt from federal tax	71	90	(19)	(21.11)
Other interest income	8	16	(8)	(50.00)
Total interest and dividend income	2,771	2,986	(215)	(7.20)

Interest expense:
Deposits	277	311	(34)	(10.93)
Federal Home Loan Bank advances and other borrowings	15	27	(12)	(44.44)
Subordinated debentures	17	17	—	—
Total interest expense	309	355	(46)	(12.96)
Net interest income	$2,462	$2,631	$(169)	(6.42)

Interest Income.  Interest income decreased $215,000 to $2.8 million for the three months ended March 31, 2015.  The average tax equivalent yield on interest-earning assets decreased 17 basis points to 3.70% for the three months ended March 31, 2015 from 3.87% for the comparable prior year period.  In addition, interest-earning assets decreased $9.6 million to $308.1 million for the three months ended March 31, 2015 from $317.7 million for the comparable prior year period.

Interest and fees on loans decreased $249,000, or 9.8%, to $2.3 million for the three months ended March 31, 2015, compared to $2.5 million for the comparable prior year period.  This decrease resulted from a decrease in the average balance of loans of $14.2 million to $183.2 million for the three months ended March 31, 2015 from $197.4 million for the comparable prior year period.  In addition, the average loan yield decreased 14 basis points to 5.09% for the three months ended March 31, 2015 compared to 5.23% for the three months ended March 31, 2014.  Interest on taxable securities increased $61,000 for the three months ended March 31, 2015 compared to the comparable prior year period.  This increase is primarily due to an increase in the average balance of taxable securities of $19.3 million to $99.6 million for the three months ended March 31, 2015 from $80.3 million for the comparable prior year period.  The increase in the average balance of taxable securities was partially offset by an eight basis point decrease in average yield to 1.60% for the three months ended March 31, 2015 from 1.68% for the comparable prior year period.

Interest Expense.  Interest expense decreased by $46,000, or 13.0%, to $309,000 for the three months ended March 31, 2015, from $355,000 for the three months ended March 31, 2014.  This decrease resulted from a decrease in the average rate paid on interest bearing liabilities of four basis points to 0.47% for the three months ended March 31, 2015 from 0.51% for the comparable prior year period.  In addition, the average balance of interest bearing liabilities decreased $16.2 million to $268.3 million for the three months ended March 31, 2015 from $284.5 million for the comparable prior year period.  Interest expense resulting from Federal Home Loan Bank advances, subordinated debentures and other borrowings decreased $12,000 during the three months ended March 31, 2015.  The average balance on these borrowings decreased $2.5 million to $2.7 million for the three months ended March 31, 2015 from $5.2 million for the comparable prior year period.  In addition, there was an increase in the average cost of these borrowings of eight basis points to 2.08% for the three months ended March 31, 2015 from 2.00% for the comparable period in 2014.

Net Interest Income before Provision for Loan Losses.  Net interest income before provision for loan losses decreased $169,000, or 6.4%, to $2.5 million for the three months ended March 31, 2015 compared to $2.6 million for the comparable period in 2014.  CFS’s tax equivalent net interest margin expressed as a percentage of average interest-earning assets decreased to 3.28% for the three months ended March 31, 2015 as compared to 3.42% for the three months ended March 31, 2014.  The average tax equivalent yield on interest-earning assets decreased 17 basis points to 3.70% for the three months ended March 31, 2015 from 3.87% for the comparable period ended March 31, 2014.  The average balance of interest earning assets decreased $9.6 million to $308.1 million for the three months ended March 31, 2015 from $317.7 million for the three months ended March 31, 2014.  The yield on taxable securities decreased eight basis points to 1.60% for the three months ended March 31, 2015 from 1.68% for the comparable prior year period.  The yield on average loans decreased 14 basis points to 5.09% for the three months ended March 31, 2015 from 5.23% for the three months ended March 31, 2014.  In addition, there was a four basis point decrease in the cost of average interest-bearing liabilities to 0.47% for the three months ended March 31, 2015 as compared to 0.51% for the comparable 2014 period.

Provision for Loan Losses.  The Bank’s provision for loan losses decreased $112,000 to $24,000 for the three months ended March 31, 2015 from $136,000 for the comparable period in 2014.  The $112,000 decrease in the provision was the result of management’s quarterly analysis of the allowance for loan losses.  At March 31, 2015, December 31, 2014 and March 31, 2014, nonperforming loans totaled $1.2 million, $2.4 million and $1.1 million, respectively.  At March 31, 2015, the ratio of the allowance for loan losses to nonperforming loans was 201.4% compared to 99.8% at December 31, 2014 and 287.9% at March 31, 2014.  The ratio of the allowance to total loans was 1.34%, 1.32% and 1.36%, at March 31, 2015, December 31, 2014 and March 31, 2014, respectively.

Nonperforming loans decreased $1.2 million, or 50.4%, to $1.2 million at March 31, 2015 from $2.4 million at December 31, 2014.  The largest component of nonperforming loans is home equity lines of credit, which decreased to $655,000, or 54.0% of total nonperforming loans, at March 31, 2015, from $1.1 million, or 41.6% of total nonperforming loans, at December 31, 2014.  Nonperforming commercial real estate loans decreased to zero at March 31, 2015 from $823,000 at December 31, 2014.  Charge-offs, net of recoveries, totaled $21,000 for the three months ended March 31, 2015 compared to ($72,000) for the three months ended March 31, 2014.  Nonperforming loans are loans that are ninety days past due and placed on nonaccrual status.  Management continues to take aggressive actions in identifying and disposing of problem credits.

The amounts of the provision and allowance for loan losses are influenced by a number of factors, including current economic conditions, actual loss experience, industry trends and other factors, including real estate values in CFS’s market area and management’s assessment of current collection risks within the loan portfolio.  Should the local economic climate continue to deteriorate, borrowers may experience increased difficulties paying off loans and the level of non-performing loans, charge-offs, and delinquencies could continue to rise, which would require us to further increase the provision.  The allowance for loan losses represents management’s estimate of probable incurred losses based on information available as of the date of the financial statements.  The allowance for loan losses is based on management’s evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, and economic conditions.  Management believes that, based on information available at March 31, 2015, the Bank’s allowance for loan losses was adequate to cover probable incurred losses inherent in its loan portfolio at that time.  However, no assurances can be given that the Bank’s level of allowance for loan losses will be sufficient to cover loan losses incurred by the Bank or that future adjustments to the allowance will not be necessary if economic or other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance.  In addition, the FDIC and IDFPR, as an integral part of their examination processes, periodically review the Bank’s allowance for loan losses and may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management.

Noninterest Income

	Three Months Ended March 31,
	2015	2014	$ Change	% Change
	(Dollars in thousands)
Non-interest income:
Service charges on deposit accounts	$80	$83	$(3)	(3.61)%
Gain on sale of loans	106	112	(6)	(5.36)
Gain on sale of assets	11	—	11	—
Loss on sale of foreclosed assets	(22)	(21)	(1)	4.76
Other non-interest income	235	230	5	2.17
Total non-interest income	$410	$404	$6	1.49

Noninterest income totaled $410,000 and $404,000 for the three months ended March 31, 2015 and 2014, respectively.  Gain on sale of loans decreased $6,000 to $106,000 for the three months ended March 31, 2015 from $112,000 for the comparable prior year period.  Loss on sale of foreclosed assets decreased $1,000 to $22,000 for the three months ended March 31, 2015 as compared to the prior year period.  Other non-interest income increased $5,000 to $235,000 for the three months ended March 31, 2015 from $230,000 for the comparable prior year period.

Noninterest Expense

	Three Months Ended March 31,
	2015	2014	$ Change	% Change
	(Dollars in thousands)
Non-interest expenses:
Salaries and employee benefits	$1,323	$1,450	$(127)	(8.76)%
Net occupancy and equipment expense	311	356	(45)	(12.64)
Data processing expense	253	245	8	3.27
Advertising and promotions	31	38	(7)	(18.42)
Professional fees	381	198	183	92.42
FDIC insurance premiums	75	135	(60)	(44.44)
Other real estate owned expenses	28	48	(20)	(41.67)
Other operating expenses	198	194	4	2.06
Total non-interest expenses	$2,600	$2,664	$(64)	(2.40)

Noninterest expense decreased by $64,000 to $2.6 million for the three months ended March 31, 2015 from $2.7 million for the comparable prior year period.  Professional fees increased $183,000, or 92.4%, to $381,000 for the three months ended March 31, 2015 from $198,000 for the comparable prior year period.  This increase is primarily due to legal costs associated with CFS’s previously announced proposed merger with Wintrust.  FDIC insurance premiums decreased $60,000, or 44.4%, to $75,000 for the three months ended March 31, 2015 compared to $135,000 for the prior year period.  Other real estate owned expenses decreased to $28,000 for the three months ended March 31, 2015 compared to $48,000 for the comparable prior year period.  Data processing expenses increased $8,000, or 3.3%, to $253,000 for the three months ended March 31, 2015 from $245,000 for the three months ended March 31, 2014.  Occupancy expenses decreased $45,000, or 12.6%, to $311,000 for the three months ended March 31, 2015 from $356,000 for the three months ended March 31, 2014.  This decrease is primarily due to lower real estate taxes.  Advertising expenses decreased $7,000 to $31,000 for the three months ended March 31, 2015 compared to the prior year period.   Salaries and employee benefits expenses decreased by $127,000, or 8.8%, to $1.3 million for the three months ended March 31, 2015 compared to $1.4 million for the comparable prior year period.  This decrease is primarily due to a lower level of full-time equivalents as the Bank gained efficiencies as the result of a core processing conversion completed in 2013.  Management continues to emphasize the importance of expense management and control in order to continue to provide expanded banking services to its market.

Income Tax Expense.   CFS recorded income tax expense of $72,000 on $248,000 in pre-tax income for the three months ended March 31, 2015.  Income tax expense totaled zero for the three months ended March 31, 2014.  As of March 31, 2014 CFS’s deferred tax assets related to net operating losses were fully reserved.  Under generally accepted accounting principles, income tax benefits and the related tax assets may only be allowed to be recognized if they will more likely than not be fully utilized.

Analysis of net interest income for the year ended December 31, 2014

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Average Balance Sheet.  The following table sets forth certain information relating to CFS’s average balance sheets and reflects the yield on average earning assets and cost of average interest-bearing liabilities for the years indicated.  Such yields and costs are derived by dividing interest income or expense by the average balance of assets or liabilities.  The average balance sheet amounts for loans include balances for non-accrual loans.  The yields and costs include fees that are considered adjustments to yields.

	2014			2013			2012
	Average			Average			Average
(Dollars in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Taxable securities	$83,798	$1,387	1.66%	$71,244	$1,151	1.62%	$40,222	$935	2.32%
Tax-exempt securities (1)	16,675	567	3.40%	10,054	427	4.25%	7,863	535	6.80%
Loans (2)	193,005	9,933	5.15%	198,640	10,629	5.35%	200,713	10,958	5.46%
Interest-bearing deposits, FHLB stock and other	17,167	47	0.28%	39,807	110	0.29%	50,416	151	0.30%

Total interest-earning assets	310,645	11,934	3.84%	319,745	12,317	3.85%	299,214	12,579	4.20%

Total non-interest-earning assets	23,291			24,469			32,760

Total assets	$333,936			$344,214			$331,974

Interest-bearing liabilities:
Deposits
NOW	$70,285	127	0.18%	$73,678	150	0.20%	$74,543	243	0.33%
Savings	73,113	191	0.26%	70,395	198	0.28%	60,233	215	0.36%
Money market	44,343	130	0.29%	44,401	156	0.35%	43,744	248	0.57%
Time	80,656	747	0.93%	93,208	947	1.02%	93,992	1,048	1.12%
FHLB advances and other	3,965	83	2.09%	5,772	118	2.05%	13,553	306	2.26%
Subordinated debentures	3,609	70	1.93%	3,609	69	1.92%	3,609	77	2.11%
Total interest-bearing Liabilities	275,971	1,348	0.49%	291,063	1,638	0.56%	289,674	2,137	0.74%

Non-interest-bearing liabilities:	33,722			32,485			33,377
Stockholders’ equity	24,243			20,666			8,923
Total liabilities and stockholders’ equity	$333,936			$344,214			$331,974

Net interest income/Interest rate spread (3)		$10,586	3.35%		$10,679	3.29%		$10,442	3.46%
Less: Taxable equivalent adjustment		192			145			184
Net interest income reported		$10,394			$10,534			$10,258
Net interest margin (4)			3.35%			3.29%			3.43%
Tax equivalent effect			0.06%			0.05%			0.06%
Net interest margin (FTE)			3.41%			3.34%			3.49%

(1)	Tax-exempt investment income is presented on a fully taxable equivalent basis assuming a 35% tax rate.
(2)	Includes fees that are considered adjustments to yield.
(3)	Interest rate spread represents the difference between the average yield on interest earning assets and average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.
(4)	Net interest margin presents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis.  The following table allocates changes in interest income and interest expense in 2014 compared to 2013 and in 2013 compared to 2012 between amounts attributable to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities.  The changes in interest income and interest expense due to both volume and rate have been allocated proportionally.

	2014 Compared to 2013			2013 Compared to 2012
	Change	Change		Change	Change
	Due to	Due to	Total	Due to	Due to	Total
(Dollars in thousands)	Rate	Volume	Change	Rate	Volume	Change
Interest Earning Assets:
Taxable securities	$48	$204	$252	$(362)	$559	$197
Tax exempt securities	(64)	156	92	(151)	82	(69)
Loans receivable	(399)	(297)	(696)	(217)	(112)	(329)
FHLB stock and other	(16)	(62)	(78)	12	(34)	(22)
Total interest-earning assets	(431)	1	(430)	(718)	495	(223)

Interest-bearing liabilities
Deposits	(188)	(68)	(256)	(361)	57	(304)
FHLB advances and other borrowed funds	2	(37)	(35)	(27)	(161)	(188)
Subordinated debentures	—	1	1	(7)	—	(7)
Total int.-bearing liabilities	(186)	(104)	(290)	(395)	(104)	(499)
Change in net interest income	$(245)	$105	$(140)	$(323)	$599	$276

Comparison of financial condition for the years ended December 31, 2014 and December 31, 2013

Total assets as of December 31, 2014 were $343.0 million, which represented a decrease of $6.0 million, or 1.7%, compared to $349.0 million at December 31, 2013.  Cash and cash equivalents decreased by $5.9 million, or 20.1%, to $23.6 million at December 31, 2014 as compared to $29.6 million at December 31, 2013.  This decrease is the result of the deployment of cash to investment securities during 2014.  As a result, investment securities increased $10.2 million to $106.0 million at December 31, 2014 from $95.8 million at December 31, 2013.  This increase is due to the net effect of a $6.1 million increase in U.S. agency mortgage backed securities, a $3.5 million increase in municipal securities and a $3.3 million decrease in U.S. agency debt securities.  Partially offsetting these increases were decreases in loans receivable, interest-bearing time deposits and foreclosed assets.  Loans receivable decreased $10.9 million to $182.6 million at December 31, 2014 from $193.5 million at December 31, 2013.  This decrease was primarily due to a $711,000 decrease in home equity lines of credit, a $5.3 million decrease in commercial loans and a $5.1 million decrease in commercial real estate loans, partially offset by a $736,000 increase in residential real estate.  Interest bearing time deposits decreased $945,000 to zero at December 31, 2014.  Foreclosed assets decreased $70,000 to $2.2 million at December 31, 2014 from $2.3 million at December 31, 2013.  The balance of foreclosed assets at December 31, 2014 consisted of 12 properties that were acquired through foreclosure or deed in lieu of foreclosure.  Included in the total are nine residential properties, two parcels of land and one commercial real estate property.

Deposits decreased $10.3 million, or 3.3%, to $305.4 million at December 31, 2014 as compared to $315.7 million at December 31, 2013.  This decrease primarily consisted of decreases in certificates of deposit and regular savings accounts.  Certificates of deposit decreased $12.4 million, or 14.3% to $74.3 million at December 31, 2014 from $86.7 million at December 31, 2013.  Regular savings accounts decreased $3.2 million, or 4.3% to $71.2 million at December 31, 2014 from $74.5 million at December 31, 2013.  Partially offsetting these decreases was an increase in noninterest-bearing demand deposit accounts.  Noninterest-bearing demand deposit accounts increased $5.2 million, or 13.0% to $44.8 million at December 31, 2014 from $39.6 million at December 31, 2013.  Federal Home Loan Bank (“FHLB”) advances decreased $2.5 million, or 55.6%, to $2.0 million at December 31, 2014 from $4.5 million at December 31, 2013.

Stockholders’ equity increased $6.9 million, or 32.1%, to $28.6 million at December 31, 2014 from $21.6 million at December 31, 2013.  The increase in stockholders’ equity was primarily due to the net income for the year ended December 31, 2014 and an increase of $1.6 million in CFS’s accumulated other comprehensive income relating to the change in fair value of its available-for-sale investment portfolio.

Deferred Tax Assets.  CFS’s $5.4 million net income for the year ended December 31, 2014 was primarily due to the reversal of the valuation allowance on a portion of CFS’s net deferred tax assets.  CFS experienced loan loss provisions totaling $8.3 million, $6.2 million, $1.5 million and $1.4 million for the fiscal years ended December 31, 2010, 2011, 2012 and 2013, respectively.  A significant portion of these losses were related to participation loans in construction and development projects in which CFS is no longer involved.  CFS recorded income tax expense totaling $4.7 million in 2011 as it established a valuation allowance on substantially all of its net deferred tax assets.  In 2012 and 2013, management determined that the realization of the deferred tax asset was not likely and maintained a valuation allowance on substantially all of its net deferred tax assets.  In an effort to increase its capital levels, CFS entered into a series of capital raising transactions in 2012 and 2013.  These capital transactions raised net proceeds of $25.8 million and allowed CFS to make significant progress in resolving problem credits and reducing expenses associated with credit-related issues.

The determination of being able to realize the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, including forecasts of future taxable income, available tax planning strategies and assessments of the current and future economic and business conditions.  Management considered both positive and negative evidence regarding CFS’s ability to ultimately realize the deferred tax assets, which is largely dependent upon the ability to derive benefits based upon future taxable income.  Tax planning strategies available to CFS include investing in taxable instruments rather than tax-exempt securities.  In 2014, management reevaluated the income forecasts and other tax strategies and determined that there was support for a change in the valuation allowance against its deferred tax assets.  Management concluded in the third quarter of 2014 that, after a comprehensive review of both positive and negative considerations, it was now more likely than not that a portion of the deferred tax assets could be realized.  The current five year projection utilized in this analysis includes no net loan growth for 2014 with positive net growth for the forward looking years.  In addition, CFS has continued to surpass budgetary projections on a monthly basis for the year ended December 31, 2014.  As a result of this review a portion of the valuation allowance against deferred tax assets was reversed.

The positive evidence considered included the following: (1) the quarter ended December 31, 2014 reflects CFS’s fifth consecutive quarter of pre-tax earnings; (2) nonperforming assets have decreased from $23.1 million at December 31, 2011 to $4.6 million as of December 31, 2014; and (3) the termination of the Order on January 10, 2014.  The current trend of pre-tax earnings has not been driven by one-time extraordinary items but by core banking activities.  The reduction in nonperforming assets has had a positive effect due to the reduction in legal fees, loan provision expense and other credit related expenses.  The improvement in the Bank’s risk profile led to the termination of the Order, which resulted in a corresponding $23,000 monthly reduction in the premiums on FDIC insurance and the lifting of growth restrictions imposed on the Bank, each of which is an important consideration in the projections used in the analysis.  The Bank gained efficiencies and monthly cost savings of approximately $30,000 per month as CFS converted CFS’s core processor in the fourth quarter of 2013.  The efficiencies afforded by the new system, along with a general focus on efficiency and accountability, has allowed CFS to reduce headcount through attrition.  Negative evidence included the decrease in CFS’s loan portfolio which was driven by the Order which has now been lifted and reduced noninterest income, primarily from decreased mortgage banking revenue.  In future accounting periods, CFS’s management will reevaluate whether the current conditions in addition to the positive and negative evidence support a change in the valuation allowance against CFS’s deferred tax assets.  Any such reduction in the estimated valuation allowance would lower the amount of income tax expense recognized by CFS in future periods.

Comparison of operating results for the years ended December 31, 2014 and December 31, 2013

General.  CFS recorded net income of $5.4 million for the year ended December 31, 2014 compared to a net loss of $2.8 million for the year ended December 31, 2013.  For the year ended December 31, 2014, basic and diluted earnings per share totaled $0.18 compared to basic and diluted loss per share of $0.38 for the year ended December 31, 2013.  The increase in net income for the year ended December 31, 2014 is primarily the net effect of a $4.1 million decrease in income tax expense, a $1.5 million decrease in provision for loan losses, a $464,000 decrease in noninterest income; and a $3.2 million decrease in noninterest expense.

Net interest income.  The following table summarizes interest and dividend income and interest expense for the year ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013	$ Change	% Change
	(Dollars in thousands)
Interest and dividend income:
Interest and fees on loans	$9,933	$10,629	$(696)	(6.55)%
Securities:
Taxable	1,384	1,132	252	22.26
Exempt from federal tax	374	282	92	32.62
Federal Home Loan Bank dividends and other	51	129	(78)	(60.47)
Total interest and dividend income	11,742	12,172	(430)	(3.53)

Interest expense:
Deposits	1,195	1,451	(256)	(17.64)
Federal Home Loan Bank advances and other borrowings	83	118	(35)	(29.66)
Subordinated debentures	70	69	1	1.45
Total interest expense	1,348	1,638	(290)	(17.71)
Net interest income	$10,394	$10,534	$(140)	(1.33)

Interest Income.  Interest and dividend income decreased $430,000, or 3.5%, to $11.7 million for the year ended December 31, 2014, compared to $12.2 million for the year ended December 31, 2013.  This decrease resulted primarily from a decrease in average balance and average yield of loans.  The largest component was a decrease of $696,000 in interest income on loans for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Loan interest and fee income decreased $696,000 or 6.6%, to $9.9 million for the year ended December 31, 2014 compared to $10.6 million for the prior year.  This decrease resulted from a decrease in the average balance of loans of $5.6 million, or 2.8%, to $193.0 million for the year ended December 31, 2014 from $198.6 million for the year ended December 31, 2013.  In addition, the average yield on loans decreased 20 basis points to 5.15% for the year ended December 31, 2014 from 5.35% for the year ended December 31, 2013.  This decrease was partially offset by increases in interest on taxable and tax-exempt securities.  Interest on taxable securities increased $252,000 for the year ended December 31, 2014 compared to the year ended December 31, 2013.  This increase is primarily due to an increase in the average balance of taxable securities of $12.6 million to $83.8 million for the year ended December 31, 2014 from $71.2 million for the prior year period and a four basis point increase in the average yield to 1.66% for the year ended December 31, 2014 from 1.62% for the year ended December 31, 2013.  In addition, interest on tax-exempt securities increased $92,000 for the year ended December 31, 2014 compared to the year ended December 31, 2013.  This increase is primarily due to an increase in the average balance of tax-exempt securities of $6.6 million to $16.7 million for the year ended December 31, 2014 from $10.1 million for the prior year period.

Interest Expense.  Interest expense decreased by $290,000, or 17.7%, to $1.3 million for the year ended December 31, 2014, from $1.6 million for the year ended December 31, 2013.  This decrease resulted from a decrease in the average rate paid on interest bearing liabilities of seven basis points to 0.49% for the year ended December 31, 2014 from 0.56% for the comparable prior year period.  In addition, the average balance of interest bearing liabilities decreased $15.1 million, or 5.2% to $276.0 million for the year ended December 31, 2014 from $291.1 million for the year ended December 31, 2013.  Interest expense resulting from FHLB advances and other borrowings decreased $35,000 during the year ended December 31, 2014.  The average balance on these borrowings decreased $1.8 million to $4.0 million for the year ended December 31, 2014 from $5.8 million for the year ended December 31, 2013.

Net Interest Income before Provision for Loan Losses.  Net interest income before provision for loan losses decreased $140,000, or 1.3%, to $10.4 million for the year ended December 31, 2014 from $10.5 million for the year ended December 31, 2013.  CFS’s net interest margin expressed as a percentage of average earning assets increased six basis points to 3.35% for the year ended December 31, 2014 from 3.29% for the year ended December 31, 2013.  The tax equivalent yield on average earning assets decreased one basis point to 3.84% for the year ended December 31, 2014 from 3.85% for the year ended December 31, 2013.  This decrease was due to a decrease in yield on tax-exempt securities and loans.  The yield on tax-exempt securities decreased 85 basis points to 3.40% for the year ended December 31, 2014 from 4.25% for the prior year period and the yield on average loans decreased to 5.15% for the year ended December 31, 2014 from 5.35% for the year ended December 31, 2013.  In addition, there was a seven basis point decrease in the cost of interest-bearing liabilities to 0.49% for the year ended December 31, 2014 as compared to 0.56% a year earlier.  Increasing net interest margin is dependent on the Bank’s ability to generate higher yielding assets and lower-cost deposits.  Management continues to closely monitor the net interest margin.

Provision for Loan Losses.  The Bank’s provision for loan losses decreased to ($75,000) for the year ended December 31, 2014 from $1.4 million for the year ended December 31, 2013.  The decrease in the provision for loan losses was the result of management’s quarterly analysis of the allowance for loan loss.  On December 31, 2014, and December 31, 2013, non-performing loans totaled $2.4 million and $1.2 million, respectively.  On December 31, 2014, the ratio of the allowance for loan losses to non-performing loans was 99.8% compared to 213.3% at December 31, 2013.  Management believes the allowance coverage is sufficient due to the estimated loss potential.  The ratio of the allowance to total loans was 1.32% and 1.28% at December 31, 2014 and December 31, 2013, respectively.  Charge-offs, net of recoveries, totaled ($17,000) for the year ended December 31, 2014 compared to $2.0 million for the year ended December 31, 2013.  Management performs an allowance sufficiency analysis, at least quarterly, based on the portfolio composition, asset classifications, loan-to-value ratios, impairments in the current portfolio and other factors.  This analysis is designed to reflect credit losses for specifically identified loans, as well as credit losses in the remainder of the portfolio.  The reserve methodology employed by management reflects the difference in degree of risk between the various categories of loans in the Bank’s portfolio.  The reserve methodology also critically assesses those loans adversely classified in the portfolio by management.  While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management’s control.  The Bank conducts quarterly evaluations on nonperforming assets and obtains independent appraisals when there is a material development such as a transfer to other real estate owned.  In addition, the FDIC and IDFPR,  as an integral part of their examination process, periodically review the Bank’s allowance for loan losses.  As a result of their review, the FDIC and IDFPR may require the Bank to make additional provisions for estimated losses based upon judgments different from those of management.

Noninterest Income.

	Year Ended December 31,
	2014	2013	$ Change	% Change
	(Dollars in thousands)
Non-interest income:
Service charges on deposit accounts	$370	$350	$20	5.71%
Gain on sale of loans	484	1,144	(660)	(57.69)
Gain (loss) on sale of securities	(15)	55	(70)	(127.27)
Loss on sale of assets	(74)	(175)	101	57.71
Loss on sale of foreclosed assets	(21)	(328)	307	93.60
Bank owned life insurance	213	223	(10)	(4.48)
Other non-interest income	828	980	(152)	(15.51)
Total non-interest income	$1,785	$2,249	$(464)	(20.63)

Noninterest income consists primarily of service charges on customer deposit accounts, loss on sale of foreclosed assets, gain on sale of loans, and other service charges and fees.  Noninterest income decreased $464,000, or 20.6%, to $1.8 million for the year ended December 31, 2014 as compared to $2.2 million for the year ended December 31, 2013, primarily due to decreases in gains on sale of loans which were partially offset by decreases in loss on sale of foreclosed assets.  Gain on sale of loans decreased $660,000 to $484,000 for the year ended December 31, 2014 from $1.1 million for the year ended December 31, 2013 as prior year refinancing activity slowed in 2014.  Loss on sale of foreclosed assets decreased $307,000 to $21,000 for the year ended December 31, 2014 from $328,000 for the year ended December 31, 2013.  Service charges on deposit accounts increased $20,000 to $370,000 for the year ended December 31, 2014 from $350,000 for the year ended December 31, 2013.  This increase was primarily due to a higher volume of debit card interchange fees.  Other non-interest income decreased $152,000 to $828,000 for the year ended December 31, 2014 from $980,000 for the year ended December 31, 2013.  This decrease was partially due to lower rents received on foreclosed properties.

Noninterest Expense.

	Year Ended December 31,
	2014	2013	$ Change	% Change
	(Dollars in thousands)
Non-interest expenses:
Salaries and employee benefits	$5,730	$5,943	$(213)	(3.58)%
Net occupancy	801	821	(20)	(2.44)
Equipment expense	405	447	(42)	(9.40)
Data processing expense	1,004	1,287	(283)	(22.00)
Advertising and promotions	168	179	(11)	(6.15)
Professional fees	940	1,412	(472)	(33.43)
Write-down on foreclosed assets	349	1,323	(974)	(73.62)
FDIC premiums	470	747	(277)	(37.08)
Other real estate owned expenses	172	587	(415)	(70.70)
Other operating expenses	788	1,251	(463)	(37.01)
Total non-interest expenses	$10,827	$13,997	$(3,170)	(22.65)

Noninterest expense decreased by $3.2 million to $10.8 million for the year ended December 31, 2014 from $14.0 million for the year ended December 31, 2013.  This decrease is primarily due to decreases in write-downs on foreclosed assets, other real estate owned expenses, data processing expense and FDIC premiums.  Write-downs on foreclosed assets decreased by $974,000 to $349,000 for the year ended December 31, 2014 from the year ended December 31, 2013.  This decrease is due to lower expenses related to OREO valuation adjustments.  Other real estate owned expenses decreased $415,000 to $172,000 for the year ended December 31, 2014 from $587,000 for the year ended December 31, 2013.  Data processing expense decreased $283,000 to $1.0 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013.  This decrease is primarily due to the savings from the core processing conversion the Bank completed in the fourth quarter of 2013.  FDIC premiums decreased $277,000 to $470,000 for the year ended December 31, 2014 as compared to the year ended December 31, 2013.  Professional fees decreased $597,000, or 42.3%, to $815,000 for the year ended December 31, 2014 from $1.4 million for the year ended December 31, 2013.  This decrease is primarily due to lower attorney’s fees related to resolving problem credits.  Other operating expenses decreased $463,000 to $788,000 for the year ended December 31, 2014 from $1.3 million for 2013 primarily due to decreased directors and officer’s insurance premiums, mortgage division related expenses and lower corporate franchise taxes.  Salaries and employee benefits expenses decreased by $213,000, or 0.4%, to $5.7 million for the year ended December 31, 2014.  This decrease is primarily due to a lower level of full-time equivalents as the Bank gained efficiencies as the result of a core processing conversion and lower commissions paid on mortgage loans sales.  Management continues to emphasize the importance of expense management and control in order to continue to provide expanded banking services to a growing market base.

Income Tax Expense.  CFS recorded a tax benefit of $4.0 million on $1.4 million pre-tax income for the year ended December 31, 2014.  This tax benefit was due to the reversal of the valuation allowance on a portion of CFS’s net deferred tax assets, made possible by CFS’s return to profitability.  The determination of being able to realize the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, including forecasts of future taxable income, available tax planning strategies and assessments of the current and future economic and business conditions.  Management considered both positive and negative evidence regarding CFS’s ability to ultimately realize the deferred tax assets, which is largely dependent upon the ability to derive benefits based upon future taxable income.  Tax planning strategies available to CFS include investing in taxable instruments rather than tax-exempt securities.  In 2014, management reevaluated the income forecasts and other tax strategies and determined that there was support for a change in the valuation allowance against its deferred tax assets.  Management concluded in the third quarter of 2014 that, after a comprehensive review of both positive and negative considerations, it was now more likely than not that a portion of the deferred tax assets could be realized.  As a result of this review a portion of the valuation allowance against deferred tax assets was reversed.  As of December 31, 2014, management determined that the realization of a portion of the deferred tax asset was more likely than not as required by accounting principles and reversed that amount which was fully supported by the analysis.  Income tax expense totaled $146,000 for the year ended December 31, 2013.

Asset/liability management

The primary objectives of CFS’s asset/liability management policies are to:

a)                                     Manage and minimize interest rate risk;

b)                                     Manage the investment portfolio to maximize yield;

c)                                      Assess and monitor general risks of operations; and

d)                                     Maintain adequate liquidity to meet the withdrawal requirements of depositors and the financing needs of borrowers.

Liquidity

CFS’s primary source of funds is dividends it receives from the Bank.  Without prior approval, current regulations allow the Bank to pay dividends to CFS not exceeding net profits for the current year plus those of the previous two years.  The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.  Total stockholder’s equity of the Bank totaled $29.0 million on December 31, 2014.  The Bank’s primary sources of funds are deposits, proceeds from principal and interest payments on loans, maturities of securities, federal funds purchased and, to a lesser extent, advances from the Federal Home Loan Bank.  While maturities and scheduled amortization of loans and securities are generally predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

CFS’s liquidity, represented by cash and cash equivalents, is generally a product of its operating, investing, and financing activities.  Liquidity is monitored frequently by management and quarterly by the asset/liability management/investment committee and board of directors.  This monitoring includes a review of net non-core funding dependency, loans to deposits and short-term investments to total assets ratios, including trends in these ratios.  Cash flows from general banking activities are reviewed for their ability to handle unusual liquidity needs.  Management also reviews a liquidity/dependency report covering measurements of liquidity ratio, net potential liabilities and dependency ratios.

Management expects ongoing operating activities to continue to be a primary source of cash flows for CFS.  In addition, the Bank maintains secured borrowing facilities at the Federal Home Loan Bank of Chicago and Federal

Reserve Bank of Chicago.  Management is confident that the Bank has adequate liquidity for normal banking activities.

Deposits increased by $172,000 in the three months ended March 31, 2015, decreased by $10.3 million in 2014, decreased by $1.5 million in 2013 and increased by $16.1 million in 2012, respectively.  Despite intense competition for deposits from the many financial institutions in CFS’s market area, CFS has been successful in attracting sufficient deposits to provide for the majority of its funding needs.  However, funding through retail deposits continues to grow more challenging.

Off-balance sheet arrangements

In the normal course of operations, CFS may engage in a variety of financial transactions that, in accordance with accounting principles generally accepted in the United States of America, are not recorded in CFS’s consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For additional information see Note 14 of the notes to the consolidated financial statements included in this proxy statement/prospectus.

Quantitative and qualitative disclosures about market risk

Interest Rate Risk. CFS monitors and manages risks associated with changes in interest rates and mismatched asset and deposit maturities. Significant changes in rates can adversely affect net interest income, market value of securities, and the economic value of equity.

Based on CFS’s current simulation model, the following schedule indicates the estimated effects of an immediate upward rate shift of 100, 200 and 300 basis points as of March 31, 2015. As of March 31, 2014, these effects totaled 5.7%, 6.8% and 10.0% for net interest income and 7.8%, 5.0%  and 4.5% for economic value of equity.

	100 Basis Point Rate Shift Up	200 Basis Point Rate Shift Up	300 Basis Point Rate Shift Up
Net interest income (next 12 months)	4.8%	5.6%	6.4%
Economic value of equity	6.3%	3.8%	1.5%

Based on CFS’s current simulation model, the following schedule indicates the estimated effects of an immediate upward rate shift of 100, 200 and 300 basis points as of December 31, 2014. As of December 31, 2013, these effects totaled 4.6%, 4.9% and 7.4% for net interest income and 5.5%, 1.6% and 0.2% for economic value of equity.

	100 Basis Point Rate Shift Up	200 Basis Point Rate Shift Up	300 Basis Point Rate Shift Up
Net interest income (next 12 months)	5.1%	6.5%	7.9%
Economic value of equity	5.0%	3.0%	0.9%

Based on CFS’s current simulation model, the following schedule indicates the estimated effects of an immediate downward rate shift of 100, 200, 300 basis points as of December 31, 2014. As of December 31, 2013, these effects totaled -4.0% for net interest income and -11.5% for economic value of equity. Due to the current interest rate environment being at historic lows, a 200 and 300 a basis point decrease is considered unlikely and therefore not presented. All other measures of interest rate risk are within policy guidelines.

	100 Basis Point Rate Shift Down	200 Basis Point Rate Shift Down	300 Basis Point Rate Shift Down
Net interest income (next 12 months)	-6.4%	N/A	N/A
Economic value of equity	-13.0%	N/A	N/A

FINANCIAL FORECASTS OF CFS

CFS summary unaudited prospective financial information

CFS does not as a matter of course make public projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty of such projections resulting from their reliance upon underlying assumptions and estimates on which the forecasts are based. However, in connection with the review of the proposed transactions with Wintrust, CFS management prepared certain unaudited prospective financial information for the Bank on a stand-alone basis.  CFS is providing the summary unaudited prospective financial information summarized below (the “CFS Projections”) solely to provide the stockholders of CFS access to certain non-public unaudited prospective financial information that was made available to the CFS board of directors and the Wintrust board of directors, as applicable, for purposes of considering and evaluating the transaction.

The CFS Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. The CFS Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, CFS’s management.  BKD, LLP, CFS’s independent auditor, has neither examined, compiled nor performed any procedures with respect to the CFS Projections and, accordingly, BKD, LLP does not express an opinion or any other form of assurance with respect thereto. The BKD, LLP report included in this proxy statement/prospectus relates to CFS’s historical financial information. It does not extend to the CFS Projections and should not be read to do so. The CFS Projections included below are not being included to influence your decision whether to vote to approve the merger agreement or the other proposals to be voted upon at the special meeting of stockholders of CFS, but instead because these preliminary internal financial forecasts provide useful information to investors and were provided by CFS to Wintrust.

While presented with numeric specificity, the CFS Projections were based on numerous variables and assumptions (including those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to CFS’s business) that are inherently subjective and uncertain and are beyond the control of  CFS’s management. Important factors that may affect actual results and cause the CFS Projections to not be achieved include risks and uncertainties relating to CFS’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Special Notes Concerning Forward-Looking Statements” and “Risk Factors.”  The CFS Projections also reflect numerous variables, expectations and assumptions applicable at the time they were prepared as to certain business decisions as well as general business, economic, market and financial conditions that are subject to change.  In addition, the CFS Projections do not reflect the reassessment of the value of the net operating loss carryover available to CFS and the amount of bad debt deductions claimed by CFS in prior tax years that occurred in mid-February 2015 and was subsequently communicated to Wintrust by CFS. As a result, actual results may differ materially from those contained in the CFS Projections. Accordingly, the forecasted results summarized below may not be realized.

The inclusion of a summary of the CFS Projections in this proxy statement/prospectus should not be regarded as an indication that CFS or its board of directors, advisors or representatives considered these preliminary internal financial forecasts to be predictive of actual future events, and the CFS Projections should not be relied upon as such nor should the information contained in the CFS Projections be considered appropriate for other purposes. Neither CFS nor its board of directors, advisors or representatives can give you any assurance that actual results will not differ materially from the CFS Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile these preliminary internal financial forecasts to reflect circumstances existing after the date the CFS Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error.

2014 Budget Summary

Community Bank-Wheaton/Glen Ellyn
Budget Summary(1)
(in thousands)

	Fiscal 2015	Fiscal 2016	Fiscal 2017
Net loans	$222,412	$252,203	$282,021
Total assets	385,525	406,656	425,049

Non-maturity deposits	265,854	279,382	290,705
Certificates of deposit	102,884	108,149	112,554
Borrowings	1,214	1,214	1,214

Interest income (including loan fees)	12,584	14,184	15,627
Interest expense	1,529	1,546	1,576
Net interest income	11,055	12,638	14,051

Provision for loan losses	900	900	900
Noninterest revenue	2,545	2,730	2,964

Noninterest expense	11,357	11,925	12,521

Pre-tax income	1,343	2,543	3,594
Taxes	—	204	930
Net income	1,343	2,338	2,663

Return on average assets	0.36%	0.59%	0.64%
Net interest margin	3.07	3.32	3.53
Tier 1 Capital/EOM assets	6.77	6.99	7.31

Earnings per share (fully converted) (2)	$0.04	$0.08	$0.09

(1)         Assumes that the Bank did not experience loan growth in fiscal 2014 but that normal projected loan growth will resume in fiscal 2015.

(2)         Earnings per share is a CFS performance metric.  Assumes the conversion of all outstanding Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares into shares of CFS common stock.

SELECTED HISTORICAL FINANCIAL DATA OF CFS

The selected consolidated financial data of CFS presented below is being provided to assist you in your analysis of the financial aspects of the merger.  The annual CFS historical information as of and for each of the years in the five-year period ended December 31, 2014 are derived from CFS’s audited historical financial statements.  The selected consolidated financial data presented below, as of and for the three-months period ended March 31, 2015 and 2014, are derived from CFS’s unaudited interim consolidated financial statements.  This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CFS” and the consolidated financial statements and the notes thereto included in this proxy statement/prospectus.  The historical results below or contained elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of CFS or the combined company.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Dollar in thousands, except per share data)
Selected Financial Condition (at end of period)
Community Financial Shares, Inc.
Total loans, excluding	$182,494	$198,447	$185,015	$195,951	$197,423	$206,964	$229,286
loans held for sale
Total deposits	$305,593	$315,783	$305,421	$315,709	$317,204	$301,101	$309,080
Total stockholders’ equity	$29,165	$22,339	$28,576	$21,627	$22,352	$7,250	$17,755

Selected Statements of Income Data
Community Financial Shares, Inc.
Net interest income	$2,462	$2,631	$10,394	$10,534	$10,258	$10,767	$10,395
Net revenue	$2,872	$3,035	$12,179	$12,783	$12,162	$12,384	$12,209
Net income per share	$0.01	$0.01	$0.18	$(0.38)	$0.11	$(9.20)	$(4.03)

Community Financial Shares, Inc.
Common Share Data(1)
Book value per common share(1)	$0.98	$0.75	$0.96	$0.72	$0.89	$5.82	$14.26
Common shares outstanding(1)	29,906,588	29,906,588	29,906,588	29,906,588	25,245,267	1,245,267	1,245,267

Selected Financial Ratios of Community Financial Shares, Inc.
Net interest margin(2)	3.28%	3.42%	3.41%	3.34%	3.49%	3.71%	3.42%
Non-interest income to average assets(2)	0.50%	0.48%	0.53%	0.65%	0.57%	0.49%	0.54%
Non-interest expense to average assets(2)	3.17%	3.19%	3.24%	4.07%	4.43%	3.82%	3.50%
Return on average assets(2)	0.22%	0.28%	1.61%	(0.81)%	(0.74)%	(3.35)%	(1.35)%
Return on average common equity(2)	2.65%	11.49%	37.92%	(227.51)%	42.47%	(113.72)%	(33.69)%
Average total assets	$332,421	$338,538	$333,936	$344,214	$331,974	$328,583	$337,739
Average equity	$28,923	$22,126	$24,243	$20,666	$8,923	$17,041	$21,863

Selected Other Data of Community Bank
Leverage ratio	7.90%	7.00%	7.70%	6.80%	7.70%	3.30%	5.40%
Tier 1 capital to risk-weighted assets	12.50%	10.80%	12.20%	10.80%	11.40%	4.80%	7.30%
Total capital to risk-weighted assets	13.70%	12.00%	13.40%	11.90%	12.60%	6.10%	8.60%

Allowance for loan losses	$2,445	$2,707	$2,442	$2,500	$3,032	$8,854	$7,679
Non performing loans	$1,214	$1,092	$2,448	$1,172	$7,767	$13,799	$20,294
Allowance for loan losses to total loans	1.34%	1.36%	1.32%	1.28%	1.54%	4.28%	3.35%
Non-performing loan to total loans	0.67%	0.55%	1.32%	0.60%	3.94%	6.68%	8.86%

(1) Assumes full conversion of CFS preferred stock.

(2) Amounts are annualized for the three months periods ended March 31, 2015 and 2014.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CFS

The information presented in the table is based on information furnished by the specified persons and was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act, as required for purposes of this proxy statement/prospectus.  Briefly stated, under that rule, shares are deemed to be beneficially owned by any person or group having the power to vote or direct the vote of, or the power to dispose or direct the disposition of, such shares, or who has the right to acquire beneficial ownership thereof within 60 days.  Beneficial ownership for the purposes of this proxy statement/prospectus is not necessarily to be construed as an admission of beneficial ownership for other purposes.

Security ownership of certain beneficial owners

The following table indicates, as of May 27, 2015, the number of shares of voting securities beneficially owned by each greater than five percent holder of CFS’s outstanding voting securities.

Each Series C Preferred Share is convertible immediately, at the sole discretion of the holder, initially into 100 shares of CFS common stock; provided, however, that a holder may not convert Series C Preferred Shares to the extent that such conversion would result in the holder or its affiliates beneficially owning more than 9.9% or 4.9%, as applicable, of CFS’s outstanding common stock.  If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Shares, or a combination of Series C Preferred Shares and common stock, in each case, that, together with CFS voting securities acquired by its affiliates, constituted more than 4.9% of the CFS’s voting securities, or (ii) both Series C Preferred Shares and Series D Preferred Shares, then the 9.9% conversion blocker will be applicable to such investor and its transferees. If, pursuant to the Securities Purchase Agreement, the holder acquired either (i) solely Series C Preferred Shares, or a combination of Series C Preferred Shares and common stock, in each case, that, together with the CFS voting securities acquired by its affiliates, constituted 4.9% or less of CFS’s voting securities, or (ii) both Series C Preferred Shares and Series E Preferred Shares, then the 4.9% conversion blocker will be applicable to such investor and its transferees.  Accordingly, the number of shares of common stock and percentage common stock reflected in the following table includes those shares of common stock issuable upon the conversion of Series C Preferred Shares.  Series D Preferred Shares and Series E Preferred Shares are convertible into Series C Preferred Shares on a one-for-one basis; provided, however, that no such conversion results in any person, together with its affiliates, holding more than a 9.9% or 4.9% voting ownership interest, respectively, in CFS.

For more information on the conversion rights of the Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, see the footnotes applicable to each beneficial owner.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Giving Effect to Preferred Stock Conversion Blockers		Percent of Common Stock Beneficially Owned Giving Effect to Preferred Stock Conversion Blockers(1)	Additional Shares of Common Stock Excluded from Beneficial Ownership Due to Preferred Stock Conversion Blockers	Total Shares of Common Stock Owned Absent Preferred Stock Conversion Blockers
SBAV LP SBAV GP LLC Clinton Special Opportunities Fund, Ltd. George Hall Clinton Group, Inc. 601 Lexington Avenue, 51st Floor New York, New York 10022	1,150,035	(2)	9.9%	6,296,665	7,446,700

Wellington Management Company, LLP Wellington Management Group Ithan Creek Master Investors (Cayman) L.P. 280 Congress Street Boston, Massachusetts 02210	1,150,035	(3)	9.9%	1,810,765	2,960,800

Fullerton Capital Partners LP 3047 Fillmore Street San Francisco, California 94123	1,184,702	(4)	9.9%	1,314,598	2,499,300

Philip J. Timyan 4324 Central Avenue Western Springs, Illinois 60558	1,184,702	(5)	9.9%	315,298	1,500,000

Context BH Capital Management, LP 401 City Avenue, Suite 815 Bala Cynwyd, Pennsylvania 19004	1,045,500	(6)	9.7%	—	1,045,000

Beth and Ken Karmin Family Trust 1555 Capri Drive Pacific Palisades, California 90272	558,708	(7)	5.2%	—	558,708

(1)               Based on 10,781,988 shares of common stock outstanding as of May 27, 2015, plus all shares of common stock issuable to the shareholder upon the conversion of shares of Series C Preferred Shares currently held by the shareholder, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series C Preferred Shares.  For purposes of this calculation, it is assumed that no other shareholders have converted any Series C Preferred Shares.

(2)               Includes 315,500 shares of common stock and 834,535 shares of common stock issuable upon the conversion of Series C Preferred Shares.  Excludes (i) 1,096,365 shares of common stock issuable upon the conversion of  Series C Preferred Shares held by SBAV LP, a Delaware limited partnership (“SBAV”) and Clinton Special Opportunities Fund, Ltd. (“CSO”), and (ii) 5,200,300 shares of common stock issuable upon the conversion of Series D Preferred Shares held by SBAV because of the Series C Preferred Shares and Series D Preferred Shares conversion blockers.  Without the Series C Preferred Shares and Series D Preferred Shares conversion blockers, the shareholders would be deemed to beneficially own 7,446,700 shares of common stock.  SBAV GP LLC, a Delaware limited liability company (“SBAV GP”), as the general partner of SBAV and Clinton Group, Inc., a Delaware corporation (“CGI”), by virtue of being the investment manager of SBAV and CSO, have the power to vote or direct the voting and to dispose or direct the disposition of, all of the Shares beneficially owned by SBAV and CSO.  George Hall, as the sole managing member of SBAV GP and President of CGI, is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SBAV, SBAV GP and CGI have voting power or dispositive power.  Accordingly, SBAV, SBAV GP, CSO, CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of the CFS’s securities beneficially owned by SBAV.  SBAV GP, CSO, CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interest therein.

(3)               Wellington Management Company LLP is the investment adviser to Ithan Creek Master Investors (Cayman) L.P. (“Ithan”). Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by Ithan. The business address of Ithan is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210. Includes 315,500 shares of common stock and 834,535 shares of common stock issuable upon the conversion of Series C Preferred Shares.  Excludes (i) 1,096,365 shares of common stock issuable upon the conversion of Series C Preferred Shares and (ii) 714,400 shares of common stock issuable upon the conversion of Series D Preferred Shares because of the Series C Preferred Shares and Series D Preferred Shares conversion blockers.  Without the Series C Preferred Shares and Series D Preferred Shares conversion blockers, the shareholders would be deemed to beneficially own 2,960,800 shares of common stock.

(4)               Includes 1,184,702 shares of common stock issuable upon the conversion of Series C Preferred Shares.  Excludes (i) 686,598 shares of common stock issuable upon the conversion of Series C Preferred Shares and (ii) 628,000 shares of common stock issuable upon the conversion of Series D Preferred Shares because of the Series C Preferred Shares and Series D Preferred Shares conversion blockers.   Without the Series C Preferred Shares and Series D Preferred Shares conversion blockers, the shareholder would be deemed to beneficially own 2,499,300 shares of common stock.

(5)               Includes 1,184,702 shares of common stock issuable upon the conversion of Series C Preferred Shares.  Excludes 315,298 shares of common stock issuable upon the conversion of Series C Preferred Shares because of the Series C Preferred Shares conversion blocker.  Without the Series C Preferred Shares conversion blocker, the shareholder would be deemed to beneficially own 1,500,000 shares of common stock.

(6)               Based on a Schedule 13G filed with the SEC on March 20, 2015.  Includes 1,045,000 shares of common stock.

(7)               Includes 558,708 shares of common stock.

Security ownership of management

The following table indicates, as of May 27, 2015, the number of shares of common stock beneficially owned by each director of CFS, the named executive officers of CFS and all directors and executive officers of CFS as a group.

Name of Beneficial Owner	Number of Shares		Percent of Common Stock Outstanding (1)
Penny A. Belke, DDS	168,412		1.56%
Raymond A. Dieter, Jr., MD	102,312	(2)	0.95
Douglas D. Howe	200,000		1.86
Christopher M. Hurst	20,000		0.19
Mary Beth Moran	61,202	(3)	0.57
John M. Mulherin	21,501	(4)	0.20
Daniel Strauss	—		—
Donald H. Wilson	500,000	(5)	4.47
Philip J. Timyan	1,184,702	(6)	9.90
Christopher P. Barton	169,242		1.57
Jeffrey A. Vock	50,000	(7)	0.46
Eric J. Wedeen	250,000	(8)	2.27
All Directors and Executive Officers as a Group (12 Persons)	2,727,371		23.75

(1)

Based on 10,781,988 shares of common stock outstanding as of May 27, 2015 for all directors and executive officers except for Messrs. Wilson, Timyan, Vock, Wedeen. For each of Messrs. Wilson, Timyan, Vock and Wedeen, based on 10,781,988 shares of common stock outstanding as of May 27, 2015, plus all shares of common stock issuable to the individual upon the conversion of Series C Preferred Shares currently held by the individual, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series C Preferred Shares. For purposes of this calculation, it is assumed that no other shareholders have converted any shares of Series C Preferred Shares.

(2)	Includes 2,776 shares held in a trust of which Dr. Dieter’s spouse is trustee.
(3)	Includes 902 shares held in joint tenancy of which Ms. Moran has shared investment and voting power.
(4)	Includes 6,264 shares held in joint tenancy of which Mr. Mulherin has shared investment and voting power and 1,208 shares held by Mr. Mulherin’s spouse in an IRA.
(5)

Includes 100,000 shares of common stock and 400,000 shares of common stock issuable upon conversion of shares of Series C Preferred Shares, all of which are held in joint tenancy of which Mr. Wilson has shared investment and voting power.

(6)

Includes 1,184,702 shares of common stock issuable upon the conversion of shares of Series C Preferred Shares. Excludes 315,298 shares of common stock issuable upon the conversion of shares of Series C Preferred Shares because of the Series C Preferred Shares conversion blocker. Without the Series C Preferred Shares conversion blocker, the shareholder would be deemed to beneficially own 1,500,000 shares of common stock.

(7)	Includes 50,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Shares.
(8)	Includes 250,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Shares.

COMPARISON OF RIGHTS OF WINTRUST SHAREHOLDERS AND CFS STOCKHOLDERS

General

As a stockholder of CFS, your rights are governed by CFS’s articles of incorporation and its by-laws, each as amended. Upon completion of the merger, the rights of CFS stockholders who receive shares of Wintrust common stock in exchange for their shares of CFS common stock and become shareholders of Wintrust will be governed by Wintrust’s amended and restated articles of incorporation and amended and restated by-laws. Wintrust is incorporated in Illinois and is subject to the Illinois Business Corporation Act, as amended, which we refer to as the IBCA. CFS is incorporated in Maryland and is subject to the MGCL.

The following discussion summarizes material similarities and differences between the rights of CFS stockholders and Wintrust shareholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the IBCA and MGCL and Wintrust’s and CFS’s respective articles of incorporation and by-laws.  Although separated by columns, the rights of the CFS common stockholders and preferred stockholders are intertwined and, therefore, holders of either common stock or preferred stock of CFS should review the information contained in both columns. Where information about a particular right of CFS preferred stockholders is blank, please refer to the description of the rights of CFS common stockholders.

	Rights of Holders of Wintrust Common Stock	Rights of Holders of CFS Common Stock	Rights of Holders of CFS Preferred Shares
Authorized Capital Stock:

Wintrust is authorized to issue 100 million shares of common stock, no par value per share, and 20 million shares of preferred stock, no par value per share, which we refer to as Wintrust preferred stock. Of the 20 million shares of Wintrust preferred stock, (i) 50,000 have been designated 8.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, which we refer to as Wintrust series A preferred, and (ii) 126,500 have been designated 5.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series C, which we refer to as Wintrust series C preferred.

On May 26, 2015, Wintrust had 47,662,677 shares of common stock outstanding, no shares of Wintrust series A preferred outstanding and

CFS is authorized to issue 75 million shares of common stock, par value $0.01 per share.

On March 2, 2015, CFS had 10,781,988 shares of common stock issued and outstanding.

CFS’s board of directors has the power to reclassify shares of one series of preferred stock into shares of another series of preferred stock.

CFS is authorized to issue one million shares of preferred stock, par value $1.00 per share, including (i) 350,000 Series C Preferred Shares, (ii) 85,000 Series D Preferred Shares, and (iii) 15,000 Series E Preferred Shares.

On March 2, 2015, CFS had (i) 119,829 Series C Preferred Shares issued and outstanding, (ii) 65,427 Series D Preferred Shares issued and outstanding and (iii) 5,990 Series E Preferred Shares issued and outstanding.

126,347 shares of Wintrust series C preferred outstanding. Further issuance of shares of Wintrust’s preferred stock could affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by Wintrust’s board of directors.

Dividends:	Subject to any rights of holders of Wintrust preferred stock, Wintrust may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.	CFS may pay dividends on its outstanding shares of common stock if, as and when authorized by its board of directors and declared by CFS from any funds legally available therefor.

CFS may pay dividends on shares of outstanding CFS preferred stock as and when authorized by its board of directors and declared by CFS. Holders of shares of outstanding CFS preferred stock are also entitled to receive, on a fully converted basis, as, when, and if authorized by its board of directors and declared by CFS, distributions in the same per share amount as paid on the CFS common stock.

Rank; Liquidation Preference:

With certain limited exceptions, if Wintrust does not pay full cash dividends on the series C preferred for the most recently completed dividend period, Wintrust may not pay dividends on, or repurchase, redeem or make a liquidation payment with respect to, Wintrust common stock or other stock ranking equally with or junior to the Wintrust series C preferred.

Shares of CFS common stock rank junior to outstanding CFS preferred stock with respect to dividend rights and rights on liquidation, winding-up and dissolution.

Holders of CFS common stock are not entitled to the payment of a liquidation preference in the event of any liquidation, dissolution or winding up of CFS.

Each series of outstanding CFS preferred stock ranks, with respect to dividend rights and rights on liquidation, winding-up and dissolution, (i) on a parity with the other series of outstanding CFS preferred stock and (ii) senior to the CFS common stock.

In the event of any liquidation, dissolution or winding up of CFS, holders of outstanding CFS preferred stock are entitled to receive, out of the assets of the CFS or proceeds thereof, an amount equal to the greater of (i) the sum of (A) $100.00 per share of outstanding CFS preferred stock and (B) the amount of any declared, but unpaid, distributions to the date of payment and (ii) the amount such holder would have received if such share of outstanding CFS preferred stock had been fully converted into shares of CFS common stock.

Number of Directors, Classification:

The Wintrust board of directors currently consists of 13 members. Wintrust’s by-laws provide, however, that the number may be increased or decreased (provided the number is never less than nine) by an amendment of the by-laws by the shareholders, or by a resolution adopted by the majority of the board of directors.

Wintrust’s board of directors consists of a single class of directors, elected annually.

The CFS board of directors currently consists of eight members. CFS’s by-laws provide that the number of directors must be eight.

CFS’s board of directors consists of a single class of directors, elected annually.

Election of Directors; Vacancies:

Each Wintrust shareholder is entitled to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected. The IBCA requires that directors be elected by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote thereon.

Each outstanding share of CFS common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

CFS’s articles of incorporation provide that voting on all matters is non-cumulative.

CFS’s by-laws provide that any

On any matter presented to the holders of CFS common stock for a vote by them at any meeting of holders of CFS common stock, each holder of Series C Preferred Shares is entitled to cast a number of votes equal to the maximum number of shares of common stock into which such holder’s

The Wintrust by-laws provide that no cumulative voting is permitted.

Wintrust’s by-laws provide that any vacancy on the board of directors may be filled at an annual meeting or special meeting of the shareholders called for such purpose, or if such vacancy arises between meetings of shareholders, by a majority vote of the board of directors then in office.

vacancy on the board of directors may be filled by appointment by the board of directors until the next annual meeting and until his successor is elected and qualified.

Under the MGCL, the stockholders generally may elect a successor to fill a vacancy on the board of directors that results from the removal of a director.

Series C Preferred Shares are convertible as of the record date for determining holders of the CFS common stock entitled to vote on such matter.

Holders of Series D Preferred Shares and Series E Preferred Shares are not entitled to vote on the election of directors.

Removal of Directors:	A Wintrust director may be removed at a shareholders’ meeting, with or without cause, by the affirmative vote of a majority of the outstanding shares entitled to vote.	A CFS director may be removed at a stockholders’ meeting, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors.

Call of Special Meeting of Directors:	Wintrust’s by-laws provide that a special meeting of the board of directors may be called by or at the request of the chairman of the board, president or a majority of then-acting directors.	CFS’s by-laws provide that a special meeting of the board of directors may be called at the request of the chairman of the board, president or any three directors.

Limitation on Director Liability:

Wintrust’s articles of incorporation provide that no director will be personally liable to the corporation or any of its shareholders for monetary damages for any breach of fiduciary duty except for liability:

•   for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•   for acts and omissions not in good faith or that involve

CFS’s articles of incorporation provide that no director will be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

•   for acts or omissions committed in bad faith or which are the result of active and deliberate dishonesty;

•   for any transaction from which

intentional misconduct or a knowing violation of law;

•   under Section 8.65 of the IBCA (which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions), as it exists or hereafter may be amended; or

•   for any transaction from which the director derived an improper benefit.

the director derived any improper personal benefit; or • in the case of a criminal proceeding, if the director had reasonable cause to believe that the act or omission was unlawful.

Indemnification:

Wintrust’s articles of incorporation and by-laws provide that the corporation has the power to indemnify its directors, officers, employees and agents to the fullest extent authorized by the IBCA.

The by-laws provide that, to the extent a present or former director, officer or employee of the corporation (or of any subsidiary, as the case may be) has been successful on the merits or otherwise in defense of any proceeding, or in connection with any claim, issue or matter therein, the corporation shall indemnify the director or officer against expenses actually and reasonably incurred by him in connection with such proceeding to the extent he was a party as a result of being a

CFS’s by-laws provide for indemnification of and advancement of expenses to its directors, officers, employees and agents of the corporation to the fullest extent permitted by the MGCL, unless it is established that:

•   the act or omission was material to the matter giving rise to the liability and was omitted in bad faith or was the result of active and deliberate dishonesty;

•   the person actually received an improper personal benefit in money, property or services; or

•   in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by director, officer or actually and reasonably incurred by him in connection with such proceeding to the extent he was a party as a result of being a director, officer or employee, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. The board may indemnify agents of the corporation in this context.

Wintrust has entered into individual indemnification agreements with each of its non-employee directors and certain of its executive officers, which we refer to as the indemnification agreements, which implement with more specificity the indemnification provisions provided by Wintrust’s by-laws and provide, among other things, that to the fullest extent permitted by applicable law, Wintrust will indemnify such director or officer against any and all losses, expenses and liabilities arising out of such director’s or officer’s service as a director or officer of Wintrust, as the case may be. The indemnification agreements also contain detailed provisions concerning expense advancement and reimbursement. The indemnification agreements are in addition to any other rights each non-employee director or officer may be entitled to under Wintrust’s articles of incorporation, by-laws and applicable law.

the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Call of Special Meetings of	Wintrust’s by-laws provide that a special meeting of the shareholders	CFS’s by-laws provide that a special meeting of the stockholders may be

Shareholders:

may be called by the board of directors, the president or the holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is called, for the purpose or purposes stated in the call of the meeting.

Written notice stating the place, date, hour and purpose(s) of the special meeting must be delivered, either personally or by mail, not less than 10 nor more than 60 days before the date of the meeting.

called by the president, the chairman of the board, by the board of directors or by the holders of not less than one-fourth of all the votes entitled to be cast at the meeting.

Written or printed notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called must be delivered, either personally or by mail, not less than 10 nor more than 90 days before the date of the meeting.

Quorum of Shareholders:	Wintrust’s by-laws provide that a majority of the shares entitled to vote on a matter, present in person or represented by proxy, constitutes a quorum at any meeting of shareholders.	CFS’s by-laws provide that a majority of the outstanding voting securities of the corporation, represented in person or by proxy, constitutes a quorum at any meeting of stockholders.

Advance Notice Regarding Shareholders Proposals (other than Nomination of Candidates for Election to the Board of Directors):

Wintrust’s by-laws provide that for a shareholder to properly bring business before an annual or special meeting of shareholders, written notice of such shareholder’s intent to make such proposal(s) must be given by personal delivery or U.S. mail postage prepaid and received by the secretary of the corporation no later than the following dates: (i) with respect to an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders (provided, however, that in the

CFS’s by-laws do not contain advance notice procedures.

event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of the date on which such notice or public disclosure of the date of the meeting was given or made); and (ii) with respect to any special meeting of shareholders, the close of business on the 10th day following the date of public disclosure of the date of such meeting.

A shareholder’s notice to the secretary shall set forth as to each item of business the shareholder proposes to bring before such meeting: (a) a brief description of the business desired to be brought before the meeting; (b) the name and record address of the shareholder who proposes such business; (c) the number and class of shares of stock of the corporation beneficially owned by such shareholder; (d) whether and the extent to which any derivative instrument, hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made the effect or intent of any of which is to increase or decrease economic interest in the corporation’s stock or manage the risk or benefit of share price changes for, or to increase or decrease the voting power of, such shareholder with respect to the corporation’s stock (which information shall be updated by such shareholder as of the record date for the meeting, such update to be provided not later than 10 days after the record date for the meeting); (e) a representation that the shareholder intends to appear in person or by proxy at the meeting to introduce the item of business proposed to be brought before the meeting; (f) a description of all arrangements or understandings between the shareholder and any other person(s) pursuant to which the proposal or proposals are to be made by the shareholder and any material interest of the shareholder in the business being proposed; and (g) all other information which would be required to be included in a proxy statement filed with the SEC if, with respect to any such item of business or nomination, such shareholder were a participant in a solicitation subject to Section 14 of the Securities Exchange Act.

Advance Notice Regarding Shareholders Nomination of Candidates for Election to the Board of Directors:	Wintrust’s by-laws provide that nominations of persons for election to the board of directors may be made at an annual or special meeting of shareholders by a shareholder of Wintrust.	CFS’s by-laws do not contain advance notice procedures.

For nominations for election to the board of directors of Wintrust to be properly brought before an annual or special meeting, written notice of such shareholder’s intent to make such proposal(s) must be given by personal delivery or U.S. mail postage prepaid and received by the secretary of the corporation no later than the following dates: (i) with respect to an election to be held at an annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders (provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered or received not later than the close of business on the 10th day following the earlier of the date on which such notice or public disclosure of the date of the meeting was given or made); and (ii) with respect to an election to be held at any special meeting of shareholders called for the purpose of electing directors, the close of business on the 10th day following the date of public disclosure of the date of such meeting.

A shareholder’s notice to the secretary shall set forth each item described above under “Advance Notice Regarding Shareholders Proposals (other than Nomination of Candidates for Election to the Board of Directors)” as well as (a) the nominee’s name, age, principal occupation and employment, business and residence addresses and qualifications, (b) a description of all arrangements or understandings between the shareholder and each nominee of the shareholder and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder and (c) the consent of each nominee to be named in any proxy statement and to serve as a director of Wintrust if so elected.

Shareholder Action by Written Consent:

Wintrust’s articles of incorporation and by-laws provide that its shareholders are not permitted to act by written consent. Any action required or permitted to be taken at a meeting of the shareholders must be effected at a duly called annual or special meeting.

CFS’s articles of incorporation provide the holders of CFS common stock entitled to vote generally in the election of directors may take action or consent to any action by delivering a consent in writing (or by electronic transmission) of the holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting provided that CFS gives notice of the action not later than 10 days after the effective date of the action to each holder of common stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

On any matter presented to the holders of CFS common stock for a vote by them at any meeting of such holders or by written consent thereof in lieu of meeting, each holder of Series C Preferred Shares is entitled to cast a number of votes equal to the maximum number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible as of the record date for determining holders of CFS common stock entitled to vote on such matter.

Under the MGCL, holders of any class of stock, other than holders of CFS common stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize the action at a stockholders meeting provided that CFS gives notice of the action not later than 10 days after the effective date of the action to each holder of the class of stock.

Appointment and Removal of Officers:

Wintrust’s by-laws provide that the officers shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. Each officer will hold office until his successor is duly elected or until his prior death, resignation or removal.

Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby.

CFS’s by-laws provide that the officers shall be elected annually by the board of directors at the meeting of the board of directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor is duly elected and is qualified or until his death, resignation or removal.

Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Required Vote for Certain Transactions:

The Wintrust articles of incorporation do not specifically discuss transactions involving merger, consolidation, dissolution, or sale, lease or exchange of all or substantially all of the property or assets of the corporation. But the

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of

On any matter presented to the holders of CFS common stock for a vote by them at any meeting of holders of common stock, each holder of Series C Preferred Shares is entitled to cast a number of votes equal to the maximum applicable IBCA provisions state that such a transaction must be approved by two-thirds of the outstanding shares of stock entitled to vote on the matter. The corporation may, however, without approval by a vote of shareholders, merge into itself any corporation of which at least 90% of the outstanding shares of each class is owned by the corporation.

directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s articles of incorporation. Stockholder approval is not required for a merger of a 90% or more owned subsidiary corporation with or into its parent corporation, provided certain conditions are met.

number of shares of CFS common stock into which such holder’s Series C Preferred Shares are convertible.

Further, CFS may not, without obtaining the approval of the holders of a majority of the issued and outstanding shares of each series of CFS outstanding preferred stock, (a) issue additional amounts or classes of senior securities, (b) modify the terms of CFS outstanding preferred stock so as to significantly and adversely affect the rights or preferences of the stock, (c) liquidate, dissolve or wind-up the business and affairs of CFS in any form of transaction, (d) pay dividends when preferred dividends on CFS outstanding preferred stock are in arrears or (e) take any other action which, under the laws of Maryland or any other applicable law, requires the prior approval of CFS outstanding preferred stock voting as a separate class.

Amendment to Charter and By-laws:

An amendment to the articles of incorporation that relates to certain provisions, including, the prohibition of cumulative voting, shareholder purchase rights, the prohibition of shareholder action by written consent, the number and classification of the board of directors, director liability, indemnification and insurance,

Under the MGCL, an amendment to the articles of incorporation requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter (other than amendments to the articles supplementary to the articles of incorporation that do not require stockholder approval under the MGCL, including, but not limited to, a change in CFS’s name or a change

See above — “Community Financial Stockholder Rights—Required Vote for Certain Transactions.”

number, tenure and qualification of directors or the amendment process, must be approved by the affirmative vote of the holders of 85% or more of the voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Otherwise, as provided by the IBCA, the articles of incorporation may be amended by the affirmative vote of at least two-thirds of the shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a shareholders’ meeting.

The power to make, alter, amend or repeal the by-laws of the corporation is vested in the shareholders or the board of directors by a resolution adopted by a majority of the board of directors.

in the aggregate par value of the stock of CFS).

CFS’s by-laws provide that the by-laws may be altered, amended or repealed and new by-laws may be adopted at any meeting of the board of directors of the corporation by a majority vote of the whole number of directors. The MGCL provides that the power to adopt, alter and repeal the by-laws is vested in the stockholders except to the extent that the articles of incorporation or by-laws vest it in the board of directors. Therefore, the stockholders have concurrent power to adopt, alter and repeal the by-laws of CFS.

The terms of Series C Preferred Shares provide that the holders of common stock are third party beneficiaries of certain limitations on beneficial ownership and prohibit CFS from amending or waiving such limitations without the consent of holders of a majority of the CFS common stock.

Certain anti-takeover effects of Wintrust’s articles and by-laws and Illinois law and federal law

Certain provisions of Wintrust’s articles of incorporation, by-laws, Illinois law and certain applicable banking regulations may have the effect of impeding the acquisition of control of Wintrust by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by Wintrust’s board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by Wintrust’s board of directors but which individual Wintrust shareholders may deem to be in their best interests or in which Wintrust shareholders may receive a substantial premium for their shares over then-current market prices.  As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so.  Such provisions will also render the removal of Wintrust’s current board of directors or management more difficult.

These provisions of Wintrust’s articles of incorporation and by-laws include the following:

•                  Wintrust’s board of directors may issue additional authorized shares of Wintrust’s capital stock to deter future attempts to gain control of Wintrust, including the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, Wintrust’s board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions;

•                  Wintrust’s articles of incorporation do not provide for cumulative voting for any purpose, and Wintrust’s articles of incorporation and by-laws also provide that any action required or permitted to be taken by shareholders may be taken only at an annual or special meeting and prohibit shareholder action by written consent in lieu of a meeting;

•                  Wintrust’s articles of incorporation expressly elect to be governed by the provisions of Section 7.85 of the IBCA.  Section 7.85 prohibits a publicly held Illinois corporation from engaging in a business combination unless, in addition to any affirmative vote required by law or the articles of incorporation of the company, the proposed business combination:

•                  receives the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors voting together as a single class (the voting shares), and the affirmative vote of a majority of the voting shares held by disinterested shareholders;

•                  is approved by at least two-thirds of the disinterested directors; or

•                  provides for consideration offered to shareholders that meets certain fair price standards and satisfies certain procedural requirements.

Such fair price standards require that the fair market value per share of the consideration offered be equal to or greater than the higher of:

•                              the highest per share price paid by the interested shareholder during the two-year period immediately prior to the first public announcement of the proposed business combination or in the transaction by which the interested shareholder became an interested shareholder; and

•                              the fair market value per share of common stock on the first trading date after the first public announcement of the proposed business combination or on the first trading date after the date of the first public announcement that the interested shareholder has become an interested shareholder.

For purposes of Section 7.85, disinterested director means any member of the board of directors of the corporation who:

•                  is neither the interested shareholder nor an affiliate or associate of the interested shareholder;

•                  was a member of the board of directors prior to the time that the interested shareholder became an interested shareholder or was a director of the corporation before January 1, 1997, or was recommended to succeed a disinterested director by a majority of the disinterested directors then in office; and

•                  was not nominated for election as a director by the interested shareholder or any affiliate or associate of the interested shareholder.

•                  the amendment of Wintrust’s articles of incorporation must be approved by a majority vote of the board of directors and also by a two-thirds vote of the outstanding shares of Wintrust’s common stock, provided, however, that an affirmative vote of at least 85% of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the articles of incorporation, including provisions (a) prohibiting cumulative voting rights, (b) relating to certain business combinations, (c) limiting the shareholders’ ability to act by written consent, (d) regarding the minimum number of directors, (e) regarding indemnification of directors and officers by Wintrust and limitation of liability for directors and (f) regarding amendment of the foregoing supermajority provisions of Wintrust’s articles of incorporation.  Wintrust’s by-laws may be amended only by its board of directors.

The provisions described above are intended to reduce Wintrust’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of Wintrust’s board of directors.

The ability of a third party to acquire Wintrust is also limited under applicable banking regulations.  The Bank Holding Company Act of 1956, which we refer to as the Bank Holding Company Act, requires any “bank holding company” (as defined in that Act) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of Wintrust’s outstanding common stock.  Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of Wintrust’s outstanding common stock under the Change in Bank Control Act of 1978.  Any holder of 25% or more of Wintrust’s outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.  For purposes of calculating ownership thresholds under these banking regulations, bank regulators would likely at least take the position that the minimum number of shares, and could take the position that the maximum number of shares, of Wintrust common stock that a holder is entitled to receive pursuant to securities convertible into or settled in Wintrust common stock, including pursuant to Wintrust’s warrants to purchase Wintrust common stock held by such holder, must be taken into account in calculating a shareholder’s aggregate holdings of Wintrust common stock.

Certain anti-takeover effects of CFS’s articles and by-laws and Maryland law and federal law

Certain provisions of the MGCL and CFS’s articles of incorporation and by-laws may have the effect of impeding the acquisition of control of CFS by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by our board of directors.

These provisions may have the effect of discouraging a future takeover attempt which is not approved by CFS’s board of directors but which individual CFS stockholders may deem to be in their best interests or in which CFS stockholders may receive a substantial premium for their shares over then-current market prices.  As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.  Such provisions will also render the removal of CFS’s current board of directors or management more difficult.

These provisions of the MGCL and CFS’s articles of incorporation and by-laws include the following:

•                  CFS’s board of directors may issue additional authorized shares of CFS’s capital stock to deter future attempts to gain control of CFS;

•                  CFS’s board of directors has the power to reclassify shares of one series of preferred stock into shares of another series of preferred stock;

•                  CFS’s articles of incorporation do not provide for cumulative voting;

•                  CFS is subject to the business combination provisions of the MGCL;

•                  Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.  The MGCL law defines an interested stockholder as:

•                  any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•                  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

•                  A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder.  In approving a transaction, however, a board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.

•                  After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•                  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•                  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

•                  These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

•                  CFS is subject to the control share provisions of the MGCL;

•                  The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, generally, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) the person who made or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation.  “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•                  one-tenth or more but less than one-third;

•                  one-third or more but less than a majority; or

•                  a majority or more of all voting power.

•                  Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation.  A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

•                  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares.  If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

•                  If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquirer.  If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.  The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

•                  The control share acquisition statute does not apply to: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or by-laws of the corporation.

•                  Title 3, Subtitle 8 of the MGCL permits CFS’s board of directors, without stockholder approval and regardless of what currently is provided in its articles of incorporation or by-laws, to implement certain takeover defenses, including (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and (v) a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The provisions described above are intended to reduce CFS’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of CFS’s board of directors.

As with Wintrust, the ability of a third party to acquire CFS is also limited under the same banking regulations described in the last paragraph of “The Merger Agreement —No solicitation of or discussions relating to a takeover proposal” above.

DESCRIPTION OF WINTRUST CAPITAL STOCK

The following description of the capital stock of Wintrust does not purport to be complete and is qualified, in all respects, to applicable Illinois law and provisions of Wintrust’s amended and restated articles of incorporation, as amended, and Wintrust’s amended and restated by-laws.  Wintrust’s amended and restated articles of incorporation and Wintrust’s amended and restated by-laws are incorporated by reference and will be sent to shareholders of Wintrust and stockholders of CFS upon request.  See “Where You Can Find More Information” on page 177.

Authorized capital stock

Under its amended and restated articles of incorporation, Wintrust has the authority to issue 100 million shares of common stock, without par value, and 20 million shares of preferred stock, without par value.  As of May 26, 2015, there were issued and outstanding 47,662,677 shares of Wintrust common stock, no shares of series A preferred and 126,347 shares of series C preferred.

Wintrust common stock

Wintrust Common Stock Outstanding.  The outstanding shares of Wintrust common stock are, and the shares of Wintrust common stock issuable pursuant to the merger or upon the conversion of the series C preferred will be, duly authorized, validly issued, fully paid and non-assessable.  The shares of Wintrust common stock issuable upon the conversion of any series A preferred that we may issue will be duly authorized, validly issued, fully paid and non-assessable.  The rights, preferences and privileges of holders of Wintrust common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Wintrust preferred stock, including the series A preferred, series C preferred and any series of preferred stock that Wintrust may designate and issue in the future.  Shares of Wintrust common stock may be certificated or uncertificated, as provided by the IBCA.

Voting Rights.  Each holder of Wintrust common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders of Wintrust and does not have cumulative voting rights.  Accordingly, holders of a majority of the shares of Wintrust common stock entitled to vote in any election of directors of Wintrust may elect all of the directors standing for election.

Dividend Rights.  The holders of Wintrust common stock are entitled to receive dividends, if and when declared payable by Wintrust’s board of directors from any funds legally available for the payment of dividends, subject to any preferential dividend rights of Wintrust’s outstanding preferred stock, including the series A preferred and series C preferred.  Upon the liquidation, dissolution or winding up of Wintrust, the holders of Wintrust common stock are entitled to share pro rata in Wintrust’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock of Wintrust, including the series A preferred and series C preferred.

Preemptive Rights.  Under its amended and restated articles of incorporation, the holders of Wintrust common stock have no preemptive, subscription, redemption or conversion rights.

Wintrust series A preferred stock

Series A Preferred Stock Outstanding.  As of December 31, 2014, no shares of Series A preferred were outstanding.  If any shares of Series A preferred are issued in the future, the following terms would apply to such shares:

Dividends.  Non-cumulative dividends on any outstanding shares of series A preferred are payable quarterly in arrears if, when and as declared by Wintrust’s board of directors, at a rate of 8.00% per year on the liquidation preference of $1,000 per share.  With certain limited exceptions, if Wintrust does not pay full cash dividends on the series A preferred for the most recently completed dividend period, Wintrust may not pay dividends on, or repurchase, redeem or make a liquidation payment with respect to, Wintrust common stock or other stock ranking equally with or junior to the Wintrust series A preferred, including the Wintrust series C preferred.  The series A preferred is not redeemable by the holders thereof or by Wintrust.

Conversion.  Holders of the series A preferred may convert their shares into common stock at any time.  Wintrust may convert all of the series A preferred into common stock upon the consummation of certain Fundamental Transactions (as defined in the Series A Certificate of Designations), provided that Wintrust has declared and paid in full dividends on the series A preferred for the four most recently completed quarterly dividend periods.  Wintrust may convert any or all of the series A preferred into common stock if, for 20 trading days during any period of 30 consecutive trading days, the closing price of Wintrust common stock exceeds $35.59 and Wintrust  has declared and paid in full dividends on the series A preferred for the four most recently completed quarterly dividend periods.  The conversion price of the series A preferred is subject to customary anti-dilution adjustments.

Reorganization Events and Fundamental Transactions.  If Wintrust consummates a Reorganization Event (as defined in the Series A Certificate of Designations), each share of the series A preferred will, without the consent of the holders, become convertible into the kind of securities, cash and other property receivable in such Reorganization Event by a holder of the shares of common stock.

Voting Rights.  Holders of the series A preferred generally do not have any voting rights, except as required by law.  However, Wintrust may not amend its articles of incorporation or by-laws in a manner adverse to the rights of the series A preferred, issue capital stock ranking senior to the series A preferred or take certain other actions without the approval of the holders of the series A preferred.  In addition, holders of the series A preferred, together with the holders of other parity securities having similar voting rights, may elect two directors if Wintrust  has not paid dividends on Wintrust series A preferred for four or more quarterly dividend periods, whether or not consecutive.

Wintrust series C preferred stock

Dividends.  Non-cumulative dividends on the series C preferred are payable quarterly in arrears if, when and as declared by Wintrust’s board of directors, at a rate of 5.00% per year on the liquidation preference of $1,000 per share.  With certain limited exceptions, if Wintrust does not pay full cash dividends on the series C preferred for the most recently completed dividend period, Wintrust may not pay dividends on, or repurchase, redeem or make a liquidation payment with respect to, Wintrust common stock or other stock ranking equally with or junior to the series C preferred.  The series C preferred is not redeemable by the holders thereof or by Wintrust.

Conversion.  Holders of the series C preferred may convert their shares into Wintrust common stock at any time.  On or after April 15, 2017, if the closing price of the Wintrust common stock exceeds 130% of the conversion price then in effect for 20 trading days during any 30 consecutive trading day period, including the last trading day of such period, ending on the trading day preceding the date Wintrust gives notice of mandatory conversion, Wintrust may at its option cause some or all of the series C preferred to be automatically converted into common stock at the then prevailing conversion rate.  In addition, in connection with a Make-Whole Acquisition (as defined in the Series C Certificate of Designations), Wintrust will, under certain circumstances, be required to pay an adjustment in the form of an increase in the conversion rate upon any conversions of the series C preferred that occur during the period beginning on the effective date of the Make-Whole Acquisition and ending on the date that is 30 days after the effective date of such Make-Whole Acquisition.  The adjustment in the conversion rate in the event of a Make-Whole Acquisition will be payable in shares of Wintrust common stock or the consideration into which the Wintrust common stock has been converted or exchanged in connection with the Make-Whole Acquisition.  The amount of the adjustment in the conversion rate in the event of a Make-Whole Acquisition, if any, will be based on the stock price and the effective date of the Make-Whole Acquisition.  The conversion price of the series C preferred is subject to customary anti-dilution adjustments.

Reorganization Events and Fundamental Transactions.  If Wintrust consummates a Reorganization Event (as defined in the Series C Certificate of Designations), each share of the series C preferred will, without the consent of the holders, become convertible into the kind of securities, cash and other property receivable in such Reorganization Event by a holder of the shares of common stock.

Voting Rights.  Holders of the series C preferred generally do not have any voting rights, except as required by law.  However, Wintrust may not amend its articles of incorporation in a manner adverse to the rights of the series C preferred, issue capital stock ranking senior to the series C preferred or take certain other actions without the approval of the holders of the series C preferred.  In addition, holders of the series C preferred, together with the holders of other parity securities having similar voting rights, may elect two directors if Wintrust has not paid dividends on the series C preferred for six or more quarterly dividend periods, whether or not consecutive.

Preferred stock

Blank Check Preferred Stock.  Under its amended and restated articles of incorporation, the Wintrust board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by the Wintrust board of directors providing for the issuance of such class or series as may be permitted by the IBCA, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by Wintrust’s shareholders.

Exchange agent and registrar

American Stock Transfer & Trust Company, LLC is the exchange agent for the merger and the transfer agent for the Wintrust common stock.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the Wintrust common stock to be issued in the merger have been passed upon by Lisa J. Pattis, Wintrust’s Executive Vice President, General Counsel and Corporate Secretary.  Ms. Pattis beneficially owns or has rights to acquire an aggregate of less than 1.0% of Wintrust’s common stock.

Certain matters pertaining to the federal income tax consequences of the merger have been passed upon by Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin 53202.

EXPERTS

The consolidated financial statements of Wintrust incorporated by reference in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014 and the effectiveness of Wintrust’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, and incorporated herein by reference.  Such consolidated financial statements and Wintrust’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CFS at December 31, 2014 and 2013, and for the years then ended, included in this proxy statement/prospectus have been audited by BKD, LLP as set forth in their report are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at Wintrust’s 2016 Annual Meeting of Shareholders must be received in writing by the Secretary of Wintrust no later than December 18, 2015 in order to be considered for inclusion in the proxy material for that meeting.  Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.  Furthermore, in order for any shareholder to properly propose any business for consideration at Wintrust’s 2016 Annual Meeting of Shareholders, including the nomination of any person for election as a director, or any other matter raised other than pursuant to Rule 14a-8 of the proxy rules adopted under the Exchange Act, written notice of the shareholder’s intention to make such proposal must be furnished to Wintrust in accordance with Wintrust’s by-laws.  Under the existing provisions of Wintrust’s by-laws, the deadline for such notice is February 28, 2016 (but not before January 29, 2016).

The next annual meeting of CFS stockholders is scheduled to be held in 2015.  CFS plans to hold its 2015 annual meeting only if the merger is not completed.  Proposals will be considered timely and may be eligible for inclusion in CFS’s 2015 proxy statement if they are received by CFS at 357 Roosevelt Road, Glen Ellyn, Illinois 60137 in the form of a written notice no later than August 15, 2015.  If next year’s annual meeting is held on a date more than 30 calendar days from January 29, 2016, a stockholder proposal must be received by a reasonable time before CFS begins to print and mail its proxy solicitation materials.  Otherwise, such a proposal will be considered untimely. Any stockholder proposal will be subject to the requirements of the proxy rules adopted by the SEC.

WHERE YOU CAN FIND MORE INFORMATION

Wintrust and CFS file annual, quarterly and current reports, proxy statements and other information with the SEC.  These filings are available to the public over the Internet at the SEC’s website at www.sec.gov.  You may also read and copy any document Wintrust or CFS files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549.  Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549 or by calling 1 800 SEC-0330 for additional information on the operation of the public reference facilities.  Wintrust’s SEC filings are also available on its website at http://www.wintrust.com.  CFS’s SEC filings are also available on its website at http://www.cbwge.com/.  Except for those SEC filings incorporated by reference in this proxy statement/prospectus, none of the other information on our website is part of this proxy statement/prospectus.

If you would like to request documents from Wintrust, please send a request in writing or by telephone to Wintrust at the following address:  Lisa J. Pattis, Wintrust’s Corporate Secretary, at 9700 W. Higgins Road, Suite 800, Rosemont, Illinois 60018, (847) 939-9000.

If you would like to request documents from CFS, please send a request in writing or by telephone to Wintrust at the following address:  Christopher P. Barton, CFS’s Secretary, at 357 Roosevelt Road, Glen Ellyn, Illinois 60137, (630) 545-0900.

Wintrust filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Wintrust common stock to be issued to CFS stockholders upon completion of the merger.  This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Wintrust in addition to being a proxy statement of CFS for its special meeting.  As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement.  The additional information may be inspected and copied as set forth above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows Wintrust to incorporate by reference information into this proxy statement/prospectus.  This means that Wintrust can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is an important part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus of any subsequent filing incorporated by reference in this proxy statement/prospectus.  This proxy statement/prospectus incorporates by reference the documents set forth below that Wintrust has filed previously with the SEC and any additional filings Wintrust makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the special meeting; provided, however, that this proxy statement/prospectus does not incorporate by reference any documents, portions of documents or other information that is deemed to have been “furnished” and not “filed” with the SEC:

•                  Wintrust’s Quarterly Report on Form 10-Q for the period ended March 31, 2015;

•                  Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014;

•                  the sections of Wintrust’s Definitive Proxy Statement for the 2015 Annual Meeting of Shareholders filed with the SEC on April 10, 2015 that are incorporated by reference in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014;

•                  Wintrust’s Current Reports on Form 8-K, filed with the SEC on March 2, 2015 and April 8, 2015; and

•                  the description of Wintrust common stock, which is registered under Section 12 of the Securities Exchange Act, in Wintrust’s Form 8-A filed with the SEC on January 3, 1997, including any subsequently filed amendments and reports updating such description.

You may request, either orally or in writing, and Wintrust will provide, a copy of these filings without charge by contacting Lisa J. Pattis, Wintrust’s Corporate Secretary, at 9700 W. Higgins Road, Suite 800, Rosemont, Illinois 60018, (847) 939-9000.  If you would like to request documents, please do so by July 6, 2015, to receive them before the special meeting.

All information concerning Wintrust and its subsidiaries has been furnished by Wintrust, and all information concerning CFS and its subsidiaries has been furnished by CFS.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to CFS stockholders in connection with the merger.  We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.  This proxy statement/prospectus is dated May 29, 2015.  You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Wintrust common stock as contemplated by the merger agreement will create any implication to the contrary.

COMMUNITY FINANCIAL SHARES, INC.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Community Financial Shares, Inc.

Glen Ellyn, Illinois

We have audited the accompanying consolidated balance sheets of Community Financial Shares, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Shares, Inc. as of December 31, 2014, and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana

March 13, 2015

COMMUNITY FINANCIAL SHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Dollars in thousands except share data)

	2014	2013
ASSETS
Cash and due from banks	$11,256	$4,485
Interest-bearing deposits	12,359	25,068
Cash and cash equivalents	23,615	29,553

Interest-bearing time deposits	—	945
Securities available for sale	105,985	95,829
Loans held for sale	—	804
Loans, less allowance for loan losses of $2,442 and $2,500	182,573	193,451
Foreclosed assets	2,199	2,269
Federal Home Loan Bank stock	1,119	926
Premises and equipment, net	14,473	14,862
Cash value of life insurance	6,857	6,644
Interest receivable and other assets	6,191	3,688
Total assets	$343,012	$348,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$305,421	$315,709
Federal Home Loan Bank advances	2,000	4,500
Subordinated debentures	3,609	3,609
Interest payable and other liabilities	3,406	3,526
Total liabilities	314,436	327,344

Commitments and contingencies

Stockholders’ equity
Common stock - $0.01 par value, 75,000,000 shares authorized; 10,781,988 shares issued and outstanding	—	—
Preferred stock - $1.00 par value, $100 liquidation preference 1,000,000 shares authorized; 191,246 shares issued and outstanding	191	191
Paid-in capital	30,395	30,386
Accumulated deficit	(1,750)	(7,133)
Accumulated other comprehensive loss	(260)	(1,817)
Total stockholders’ equity	28,576	21,627
Total liabilities and stockholders’ equity	$343,012	$348,971

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2014 and 2013

(Dollars in thousands, except per share data)

	2014	2013
Interest and dividend income
Interest and fees on loans	$9,933	$10,629
Securities
Taxable	1,384	1,132
Exempt from federal income tax	374	282
Federal Home Loan Bank dividends and other	51	129
Total interest income	11,742	12,172
Interest expense
Deposits	1,195	1,451
Federal Home Loan Bank advances and other borrowed funds	83	118
Subordinated debentures	70	69
Total interest expense	1,348	1,638

Net interest income	10,394	10,534
Provision for loan losses	(75)	1,427
Net interest income after provision for loan losses	10,469	9,107

Noninterest income
Service charges on deposit accounts	370	350
Gain on sale of loans	484	1,144
Loss on sale of foreclosed assets	(21)	(328)
Loss on sale of assets	(74)	(175)
Gain (loss) on sale of securities	(15)	55
Increase in cash surrender value of bank-owned life insurance	213	223
Other service charges and fees	828	980
Total noninterest income	1,785	2,249

Noninterest expense
Salaries and employee benefits	5,730	5,943
Net occupancy expense	801	821
Equipment expense	405	447
Data processing	1,004	1,287
Advertising and marketing	168	179
Professional fees	940	1,412
Write-down on foreclosed assets	349	1,323
FDIC premiums	470	747
Other real estate owned expenses	172	587
Other operating expenses	788	1,251
Total noninterest expense	10,827	13,997

Income (loss) before income taxes	1,427	(2,641)
Income tax expense (benefit)	(3,956)	146
Net income (loss)	$5,383	$(2,787)

Earnings (loss) per share
Basic	$0.18	$(0.38)
Diluted	$0.18	$(0.38)

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

Years ended December 31, 2014 and 2013

(Dollars in thousands, except share data)

	Year Ended
	December 31,
	2014	2013

Net income/(loss)	$5,383	$(2,787)
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period:
Unrealized net gains/(losses)	2,526	(3,288)
Related income tax benefit (expense)	(979)	1,275
Net unrealized gains/(losses)	1,547	(2,013)
Less: reclassification adjustment for net gains realized during the period
Realized net gains/(losses)	(15)	55
Related income tax (expense)/benefit	5	(20)
Net realized gains/(losses)	(10)	35
Other comprehensive income/(loss)	1,557	(2,048)
Comprehensive income/(loss)	$6,940	$(4,835)

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2014 and 2013

(Dollars in thousands, except share data)

	Number of Common Shares	Preferred Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

Balance at January 1, 2013	5,560,567	$197	$26,270	$(4,346)	$231	$22,352

Net loss	—	—	—	(2,787)	—	(2,787)
Other comprehensive income	—	—	—	—	(2,048)	(2,048)
Net proceeds of private offering	3,670,221	—	4,090	—	—	4,090
Preferred stock conversion to common	1,551,200	(16)	16	—	—	—
Preferred stock issued	—	10	—	—	—	10
Amortization of stock option compensation	—	—	10	—	—	10

Balance at December 31, 2013	10,781,988	191	30,386	(7,133)	(1,817)	21,627

Net income	—	—	—	5,383	—	5,383
Other comprehensive loss	—	—	—	—	1,557	1,557
Amortization of stock option compensation	—	—	9	—	—	9
Balance at December 31, 2014	10,781,988	$191	$30,395	$(1,750)	$(260)	$28,576

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013
Cash flows from operating activities
Net income/(loss)	$5,383	$(2,787)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Amortization on securities, net	1,066	709
Depreciation	596	609
Provision for loan losses	(75)	1,427
(Gain) Loss on sale of securities	15	(55)
Write-down on foreclosed assets	349	1,323
Gain on sale of loans	(484)	(1,144)
Originations of loans for sale	(18,748)	(46,365)
Proceeds from sales of loans	20,037	53,934
Loss on sale of foreclosed assets	21	328
Loss on sale of assets	74	175
Deferred income taxes	(3,956)	146
Compensation cost of stock options	9	10
Change in cash value of life insurance	(213)	(223)
Change in interest receivable and other assets	382	(1,126)
Change in interest payable and other liabilities	(121)	374
Net cash provided by operating activities	4,335	7,335

Cash flows from investing activities
Purchases of securities available for sale	(33,192)	(75,194)
Proceeds from maturities and calls of securities available for sale	17,922	14,893
Proceeds from sales of securities available for sale	6,573	8,063
Proceeds from sales of foreclosed assets	167	7,725
Net change in interest-bearing time deposits	945	996
Amount paid for acquisition of foreclosed assets	—	(674)
Purchase of Federal Home Loan Bank stock	(193)	—
Net change in loans	10,498	(2,602)
Premises and equipment expenditures, net	(206)	(114)
Net cash provided by (used in) investing activities	2,514	(46,907)

Cash flows from financing activities
Change in
Non-interest bearing and interest bearing demand deposits and savings	2,121	5,533
Certificates and other time deposits	(12,408)	(7,029)
Repayment of borrowings	(2,500)	(4,500)
Proceeds from private offering	—	4,100
Net cash used in financing activities	(12,787)	(1,896)

Net change in cash and cash equivalents	(5,938)	(41,468)

Cash and cash equivalents at beginning of year	29,553	71,021

Cash and cash equivalents at end of year	$23,615	$29,553

Supplemental disclosures
Interest paid	$1,424	$1,614
Transfers from loans to foreclosed assets	455	1,979
Transfer property from held for sale to premises and equipment	—	634

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  The consolidated financial statements include Community Financial Shares, Inc. (the Holding Company) and its wholly owned subsidiary, Community Bank - Wheaton/Glen Ellyn (the Bank) together referred to herein as the Company.

The Bank was chartered by the Illinois Commissioner of Banks and Real Estate in 1994.  The Bank provides a range of banking and financial services through its operation as a commercial bank with offices located in Wheaton and Glen Ellyn, Illinois.  The Bank’s primary activities include deposit services and commercial and retail lending.  Interest income is also earned on investments in debt securities, federal funds sold, and short-term investments.

Significant intercompany transactions and balances have been eliminated in consolidation.

Internal financial information is reported and aggregated as one line of business.

Use of Estimates:  To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information.  These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided and future results could differ.  The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Securities:  Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost.  Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.  Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made.  The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income.  Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Loans and Loan Income:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.  Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Allowance for Loan Losses:  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components.  The allocated component relates to loans that are classified as impaired.  For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process.  Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Federal Home Loan Bank Stock:  Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the Federal Home Loan Bank system.  The required investment in the common stock is based on a predetermined formula.

The Bank owned $1,118,900 and $925,700 of FHLB stock as of December 31, 2014 and 2013, respectively.  The FHLB of Chicago paid average cash dividends totaling 0.50% and 0.30% in 2014 and 2013, respectively.  The FHLB will continue to assess their dividend capacity each quarter, and will obtain the necessary approval if a dividend is to be made.  Management performed an analysis and deemed the investment in FHLB stock was not impaired.

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  If fair value declines, a valuation allowance is recorded through expense.  Costs incurred after acquisition that do not meet the criteria for capitalization are expensed.

Premises and Equipment:  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 50 years.  Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years.

Long-Term Assets:  Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows.  If impaired, the assets are recorded at fair value.

Stock Compensation:  At December 31, 2014, the Company has a stock-based employee compensation plan, which is described more fully in Note 13.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:  The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes).  The income tax accounting guidance results in two components of income tax expense:  current and deferred.  Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.  The Company determines deferred income taxes using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.  Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination.  The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.  The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

With few exceptions, the Company is no longer subject to U.S. federal, state and local or non U.S. income tax examinations by tax authorities for years prior to 2011.  The Company has net operating loss carryovers for federal and Illinois purposes for all years subsequent and including 1999 and 1998, respectively.  To the extent these losses get used to offset future years’ taxable income, the taxing authorities have the right to audit those loss years.

Off-balance-sheet Financial Instruments:  Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

Statements of Cash Flows:  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing deposits.  Most federal funds are sold for one-day periods.  Net cash flows are reported for customer loan and deposit transactions.

Earnings Per Share: Basic earnings per share is net income available to common shareholders divided by the weighted average number of shares outstanding during the year.  Diluted earnings per share include the dilutive effect of additional potential shares issuable under stock options.  For 2014 the Company is required to calculate basic and diluted earnings per share using the two-class method.  Calculations of earnings per share under the two- class method (i) exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities and (ii) exclude from the denominator the dilutive impact of the participating securities.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income or Loss:  Comprehensive income or loss consists of net income or loss and other comprehensive income or loss.  Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Dividend Restriction:  Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Holding Company or by the Holding Company to the stockholders.  In addition, the Bank and the Holding Company are currently subject to regulatory orders limiting their ability to declare and pay dividends.  See Note 9 for more information.  In addition, pursuant to the terms of the Merger Agreement, the Company may not declare or pay any dividends or other distributions prior to the Effective Time without prior written consent of Wintrust.

Fair Value of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of active markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Issued Accounting Standards:  Accounting Standards Update No. 2014-08- Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity – In April 2014, FASB issued ASU 2014-08.  This update seeks to better define the groups of assets which qualify for discontinued operations, in order to ease the burden and cost for prepares and stakeholders.  This issue changed “the criteria for reporting discontinued operations” and related reporting requirements, including the provision for disclosures about the “disposal of and individually significant component of an entity that does not qualify for discontinued operations presentation.”

The amendments in this Update are effective for fiscal years beginning after December 15, 2014.  Early adoption is permitted only for disposals or classifications as held for sale. The Company adopted the methodologies prescribed by this ASU by the date required, and this ASU did not have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-09- Revenue from Contracts with Customers – In May 2014, FASB, in joint cooperation with IASB, issued ASU 2014-09. The topic of Revenue Recognition had become broad, with several other regulatory agencies issuing standards which lacked cohesion.  The new guidance establishes a “common framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements.

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016.  Early adoption is not permitted. The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-11- Transfers and Servicing – In June 2014, FASB, issued ASU 2014-11. This update addresses the concerns of stakeholders’ by changing the accounting practices surrounding repurchase agreements.  The new guidance changes the “accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements.”

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is prohibited.  The Company adopted the methodologies prescribed by this ASU by the date required, and this ASU did not have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-12- Compensation – Stock Compensation – In June 2014, FASB, issued ASU 2014-12. This update defines the accounting treatment for share-based payments and “resolves the diverse accounting treatment of those awards in practice.”  The new requirement mandates that “a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.”

Compensation cost will now be recognized in the period in which it becomes likely that the performance target will be met.

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015.  Early adoption is permitted.  The Company adopted the methodologies prescribed by this ASU by the date required, and this ASU did not have a material effect on its financial position or results of operations.

NOTE 2 - CASH AND CASH EQUIVALENTS

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to a $250,000 limit on FDIC insurance per covered institution.

At December 31, 2014, the Company’s cash accounts exceeded federally insured limits by approximately $20.1 million.  The Company had cash balances of $12.2 million at the FRB and FHLB that did not have FDIC insurance coverage.

Cash on hand or on deposit with the Federal Reserve Bank of $2.3 million was required to meet regulatory reserve and clearing requirements at year-end 2014.

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale at year end is as follows:

2014	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U. S. government agency debt securities	$7,738	$—	$(236)
States and political subdivisions	19,913	112	(92)
U.S. government agency mortgage-backed securities	66,139	316	(483)
Preferred stock	15	11	—
SBA securities	12,180	13	(66)
	$105,985	$452	$(877)

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

2013	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U. S. government agency debt securities	$11,059	$—	$(1,414)
States and political subdivisions	16,367	50	(419)
U.S. government agency mortgage-backed securities	60,065	124	(1,235)
Preferred stock	35	31	—
SBA securities	8,303	1	(104)
	$95,829	$206	$(3,172)

Securities classified as U. S. government agency debt securities include notes issued by government-sponsored enterprises such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank.  The SBA securities are pools of the loans guaranteed by the Small Business Administration.

The fair values of securities available for sale at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity are shown separately.

	Amortized Cost	Fair Value

Due in one year or less	$481	$482
Due after one year through five years	3,244	3,222
Due after five years through ten years	16,992	16,959
Due after ten years	7,150	6,988

U.S. government agency mortgage-backed	66,306	66,139
Preferred stock	4	15
SBA securities	12,233	12,180
	$106,410	$105,985

Securities with a carrying value of approximately $7.6 million and $18.0 million at December 31, 2014 and 2013, respectively, were pledged to secure public deposits, Federal Home Loan Bank advances and for other purposes as required or permitted by law.

Sales of securities were as follows:

	2014	2013
Sales proceeds	$6,573	$8,063
Gross gains/(losses) on sales	(15)	55

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2014 and 2013 was $65.7 million and $77.1 million, respectively, which is approximately 62.0% and 80.5% of the Company’s investment portfolio, respectively.  These declines primarily resulted from changes in market interest rates and current depressed market conditions.  Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.  Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following tables show gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2014 and 2013:

2014	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Government agency debt securities	$—	$—	$7,738	$(236)	$7,738	$(236)
State and political subdivisions	6,601	(31)	3,801	(61)	10,402	(92)
U.S. Government agency mortgage-backed securities	13,988	(59)	23,516	(424)	37,504	(483)
SBA Securities	5,065	(22)	4,978	(44)	10,043	(66)
Total temporarily impaired securities	$25,654	$(112)	$40,033	$(765)	$65,687	$(877)

U.S. Government Agency Debt Securities and U.S. Government Agency Mortgage-backed Securities

The unrealized losses on the Company’s investments in obligations of U.S. government agencies were caused by interest rate changes.  The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments.  Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2014.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

2013	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

U.S. Government agency debt securities	$6,694	$(797)	$4,365	$(617)	$11,059	$(1,414)
State and political subdivisions	10,027	(419)	—	—	10,027	(419)
U.S. Government agency mortgage-backed securities	48,023	(1,234)	16	(1)	48,039	(1,235)
SBA Securities	7,987	(104)	—	—	7,987	(104)
Total temporarily impaired securities	$72,731	$(2,554)	$4,381	$(618)	$77,112	$(3,172)

NOTE 4 - LOANS

Loans consisted of the following at December 31:

	2014	2013
Real estate
Commercial	$92,669	$97,813
Construction	1,853	1,856
Residential	26,676	26,240
Home equity	46,339	47,050
Total real estate loans	167,537	172,959
Commercial	16,048	21,379
Consumer	1,163	1,384
Total loans	184,748	195,722
Deferred loan costs, net	267	229
Allowance for loan losses	(2,442)	(2,500)
Loans, net	$182,573	$193,451

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower.  The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value.  Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

Commercial Real Estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.  Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy.  The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location.  Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria.  As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk.  In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners.  Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate.  Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project.  Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained.  These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential and Consumer, including Home Equity Lines of Credit (HELOC)

With respect to residential loans that are secured by one-to-four family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and may require private mortgage insurance if that ratio is exceeded.  Home equity loans are typically secured by a subordinate interest in one-to-four family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles.  Some consumer loans are unsecured such as small installment loans and certain lines of credit.  Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels.  Repayment can also be impacted by changes in property values on residential properties.  Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Policy for charging off loans:

Management’s general practice is to establish a reserve or proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible.  The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

For all loan portfolio segments except one-to-four family residential loans and consumer loans, the Company promptly establishes a reserve or charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations.  For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off one-to-four family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down of one-to-four family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are 120 days past due.  Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

Policy for determining delinquency:

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Period utilized for determining historical loss factors:

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior five years.  Management believes the five year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

Policy for recognizing interest income on impaired loans:

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Policy for recognizing interest income on nonaccrual loans:

Subsequent payments on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured.  Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal.  The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The Bank has entered into transactions, including the making of direct and indirect loans, with certain directors and their affiliates (related parties).  In management’s opinion such transactions were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons.  Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

The aggregate amount of loans, as defined, to such related parties were as follows:

2014
Balances, January 1, 2014	$1,006
New loans including renewals	113
Payments, etc., including renewals	(363)
Balances, December 31, 2014	$756

2013
Balances, January 1, 2013	$2,432
New loans including renewals	156
Payments, etc., including renewals	(1,582)
Balances, December 31, 2013	$1,006

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2014 and 2013:

	2014
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total

Balance at beginning of period	$483	$1,336	$44	$41	$266	$330	$2,500
Provision for loan losses	(205)	(138)	(13)	(23)	50	254	(75)
Charge-offs	—	(28)	—	(3)	—	(64)	(95)
Recoveries	75	5	—	—	30	2	112
Balance at end of period	$353	$1,175	$31	$15	$346	$522	$2,442

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$38	$88	$126
Ending balance: collectively evaluated for impairment	$353	$1,175	$31	$15	$308	$434	$2,316
Total Loans:
Ending balance	$16,048	$92,669	$1,853	$1,163	$26,676	$46,339	$184,748
Ending balance: individually evaluated for impairment	$—	$823	$—	$—	$528	$964	$2,315
Ending balance: collectively evaluated for impairment	$16,048	$91,846	$1,853	$1,163	$26,148	$45,375	$182,433

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

	2013
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total

Balance at beginning of period	$621	$1,386	$53	$21	$305	$646	$3,032
Provision for loan losses	129	221	(9)	34	773	279	1,427
Charge-offs	(267)	(357)	—	(15)	(835)	(600)	(2,074)
Recoveries	—	86	—	1	23	5	115
Balance at end of period	$483	$1,336	$44	$41	$266	$330	$2,500

Ending balance: individually evaluated for impairment	$—	$26	$—	$—	$—	$46	$72
Ending balance: collectively evaluated for impairment	$483	$1,310	$44	$41	$266	$284	$2,428
Total Loans:
Ending balance	$21,379	$97,813	$1,856	$1,384	$26,240	$47,050	$195,722
Ending balance: individually evaluated for impairment	$1,566	$437	$—	$—	$398	$505	$2,906
Ending balance: collectively evaluated for impairment	$19,813	$97,376	$1,856	$1,384	$25,842	$46,545	$192,816

The following table summarizes the Company’s nonaccrual loans by class at December 31, 2014 and 2013.

	2014	2013
Real estate loans:
Commercial	$823	$437
Residential mortgage	528	—
Home equity	964	505
Total	$2,315	$942

The following table presents impaired loans as of December 31, 2014:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$823	$835	$—	$837	$30
Residential	—	—	—	7	—
HELOC	509	514	—	632	8
Subtotal	1,332	1,349	—	1,476	38
With an allowance recorded:
Commercial real estate	—	—	—	792	12
Residential	528	531	38	532	24
HELOC	456	516	88	579	22
Subtotal	984	1,047	126	1,903	58
Total Impaired Loans	$2,316	$2,396	$126	$3,379	$96

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

The following table presents impaired loans as of December 31, 2013:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$1,566	$1,566	$—	$1,549	$62
Residential	398	398	—	402	21
HELOC	166	166	—	165	—
Subtotal	2,130	2,130	—	2,116	83
With an allowance recorded:
Commercial real estate	437	812	26	834	—
Residential	—	—	—	—	—
HELOC	339	396	46	396	—
Subtotal	776	1,208	72	1,230	—
Total Impaired Loans	$2,906	$3,338	$72	$3,346	$83

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  This analysis is performed during the loan approval process and is updated as circumstances warrant.  The Company uses the following definitions for risk ratings:

Special Mention.  Loans classified as special mention have a potential weakness that deserves management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard.  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any.  Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful.  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

The following table summarizes credit quality of the Company at December 31, 2014 and 2013:

	2014
	Pass	Special Mention	Substandard	Doubtful	Loss	Total

Commercial	$15,983	$—	$65	$—	$—	$16,048
Real estate loans:
Construction	1,853	—	—	—	—	1,853
Commercial real estate	89,644	227	2,798	—	—	92,669
Residential mortgage	26,448	—	528	—	—	26,676
Home equity	45,048	28	963	—	—	46,339
Consumer	1,163	—	—	—	—	1,163
Total	$180,139	$255	$4,354	$—	$—	$184,748

	2013
	Pass	Special Mention	Substandard	Doubtful	Loss	Total

Commercial	$19,536	$209	$1,634	$—	$—	$21,379
Real estate loans:
Construction	1,856	—	—	—	—	1,856
Commercial real estate	93,679	3,235	899	—	—	97,813
Residential mortgage	24,763	1,477	—	—	—	26,240
Home equity	46,515	29	506	—	—	47,050
Consumer	1,384	—	—	—	—	1,384
Total	$187,733	$4,950	$3,039	$—	$—	$195,722

The following table summarizes aging of the Company’s loan portfolio at December 31, 2014 and 2013:

	2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing

Commercial	$133	$56	$—	$189	$15,859	$16,048	$—
Real estate loans:
Construction	—	—	—	—	1,853	1,853	—
Commercial real estate	301	—	823	1,124	91,545	92,669	—
Residential mortgage	—	89	528	617	26,059	26,676	—
Home equity	339	—	1,096	1,435	44,903	46,339	133
Consumer	3	—	—	3	1,160	1,163	—
Total	$776	$145	$2,447	$3,368	$181,380	$184,748	$133

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

	2013
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing

Commercial	$100	$—	$—	$100	$21,279	$21,379	$—
Real estate loans:
Construction	—	—	—	—	1,856	1,856	—
Commercial real estate	—	569	168	737	97,076	97,813	168
Residential mortgage	687	1,342	11	2,040	24,200	26,240	11
Home equity	445	328	555	1,328	45,722	47,050	50
Consumer	—	1	1	2	1,382	1,384	1
Total	$1,232	$2,240	$735	$4,207	$191,515	$195,722	$230

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (TDR).  The Company may modify loans through interest rate reductions, short-term extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations.  Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.  TDRs are considered impaired loans for purposes of calculating the Company’s allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns and credit reports.  Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

For one-to-four family residential and home equity lines of credit, a restructure often occurs with past due loans and may be offered as an alternative to foreclosure.  There are other situations where borrowers, who are not past due, experience a sudden job loss, become overextended with credit obligations, or other problems, have indicated that they will be unable to make the required monthly payment and request payment relief.

When considering a loan restructure, management will determine if:  (i) the financial distress is short or long term; (ii) loan concessions are necessary; and (iii) the restructure is a viable solution.

When a loan is restructured, the new terms often require a reduced monthly debt service payment.  No TDRs that were on non-accrual status at the time the concessions were granted have been returned to accrual status.  For commercial loans, management completes an analysis of the operating entity’s ability to repay the debt.  If the operating entity is capable of servicing the new debt service requirements and the underlying collateral value is believed to be sufficient to repay the debt in the event of a default, the new loan is generally placed on accrual status.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 4 — LOANS (Continued)

For retail loans, an analysis of the individual’s ability to service the new required payments is performed.  If the borrower is capable of servicing the newly restructured debt and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status.  The reason for the TDR is also considered, such as paying past due real estate taxes or payments caused by a temporary job loss, when determining whether a retail TDR loan could be returned to accrual status.  Retail TDRs remain on non-accrual status until sufficient payments have been made to bring the past due principal and interest current at which point the loan would be transferred to accrual status.

There were no loans restructured as TDRs for the years ended December 31, 2014 and 2013.

There were no defaults during 2014 or 2013 for loans restructured within the prior twelve months.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at year end:

	2014	2013
Land	$4,028	$4,028
Buildings	13,150	13,116
Furniture and equipment	3,593	3,584
Total cost	20,771	20,728
Accumulated depreciation	(6,298)	(5,866)
Net book value	$14,473	$14,862

NOTE 6 - DEPOSITS

	2014	2013
Non-interest bearing DDA	$44,754	$39,613
NOW	71,492	72,545
Money market	43,666	42,443
Regular savings	71,199	74,389
Certificates and time deposits, $100,000 and over	25,641	32,621
Other certificates and time deposits	48,669	54,098
Total deposits	$305,421	$315,709

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 6 — DEPOSITS (Continued)

At December 31, 2014, scheduled maturities of certificates of deposit are as follows:

2015	$43,712
2016	19,006
2017	8,218
2018	2,677
2019	697
$74,310

At December 31, 2014, total certificates and time deposits of $250,000 and over totaled $2,708,000.  Deposits from related parties, as defined in Note 4, held by the Company at December 31, 2014 and 2013 totaled $2,449,000 and $2,478,000, respectively.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank of Chicago totaled $2.0 million and $4.5 million at December 31, 2014 and 2013, respectively.  There is one advance with an interest rate of 1.69% and is subject to restrictions or penalties in the event of prepayment.

The Company maintains a collateral pledge agreement covering advances whereby the Company has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90 days delinquent, aggregating no less than 167 percent of the outstanding advances from the Federal Home Loan Bank of Chicago.  As noted in Note 3, the Company has also pledged securities on these advances.

At December 31, 2014, the Company has one outstanding advance with the Federal Home Loan Bank of Chicago totaling $2.0 million maturing in 2015.

NOTE 8 - SUBORDINATED DEBENTURES

The Company and its financing trust subsidiary, Community Financial Shares Trust II, a Delaware statutory trust, consummated the issuance and sale of an aggregate amount of $3,500,000 of the Trust’s floating rate capital securities in a pooled trust preferred transaction.  The subordinated debentures accrue interest at a variable rate based on three-month LIBOR plus 1.62%, reset and payable quarterly.  The interest rate at December 31, 2014 was 1.86%.  The debentures will mature on September 21, 2037, at which time the preferred securities must be redeemed.  In addition, the Company may redeem the preferred securities in whole or part, beginning June 21, 2012 at a redemption price of $1,000 per preferred security.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 8 - SUBORDINATED DEBENTURES (Continued)

The Company has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of the Trust under the preferred securities in the event of the occurrence of an event of default, as defined in such guarantee.

The Company deferred all payments of interest on its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 beginning with the March 15, 2011 interest payment period through the December 15, 2012 interest payment period.  On December 21, 2012, immediately following the consummation of the Investment, the Company paid all outstanding accrued and additional interest on its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 through the March 15, 2013 interest payment period in accordance with a written approval letter from the FRB.  Subsequently, the Company elected to defer payments of interest on its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 beginning with the June 15, 2013 interest payment period.  All of the outstanding accrued and additional interest was subsequently brought current on December 15, 2014.

NOTE 9 - CAPITAL REQUIREMENTS

On January 10, 2014, the Bank received notification from the Federal Deposit Insurance Corporation (the “FDIC”) and the Division of Banking of the Illinois Department of Financial and Professional Regulation (the “IDFPR”) that the Consent Order (the “Order”) issued to the Bank by the FDIC and IDFPR on January 21, 2011 was terminated effective January 10, 2014.  The material terms and conditions of the Order were previously disclosed in the Company’s Current Report on Form 8-K filed on January 26, 2011.   In connection with the termination of the Order, the Bank agreed to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets.  At December 31, 2014, these capital ratios were 7.7% and 13.4%, respectively.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases.  Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.  The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If undercapitalized, capital distributions are limited, as are asset growth and expansion, and plans for capital restoration are required.  The minimum requirements are:

	Capital to Risk Weighted Assets		Tier 1 Capital to
	Total	Tier 1	Average Assets

Well capitalized	10%	6%	5%
Adequately capitalized	8	4	4
Undercapitalized	6	3	3

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 9— CAPITAL REQUIREMENTS (Continued)

The actual capital levels and minimum required levels for the Bank were as follows at December 31:

	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2014

Total capital (to risk-weighted assets)	$27,941	13.4%	$16,672	8.0%	$20,840	10.0%
Tier 1 capital (to risk-weighted assets)	25,499	12.2	8,336	4.0	12,504	6.0
Tier 1 capital (to average assets)	25,499	7.7	13,329	4.0	16,661	5.0
2013

Total capital (to risk-weighted assets)	$25,990	11.9%	$17,426	8.0%	$21,783	10.0%
Tier 1 capital (to risk-weighted assets)	23,490	10.8	8,713	4.0	13,070	6.0
Tier 1 capital (to average assets)	23,490	6.8	13,763	4.0	17,204	5.0

At December 31, 2014, regulatory approval is required for all dividend declarations by both the Bank and the Company.

NOTE 10 - RETIREMENT PLANS

The Company maintains a profit sharing/401(k) plan, which covers substantially all employees.  Employees may make contributions to the plan.  Employer contributions to the plan are determined at the discretion of the Board of Directors.  Annual employer contributions are charged to expense.  Profit sharing/401(k) expense was $67,000 and $32,000 in 2014 and 2013, respectively.

The Company also maintains a nonqualified retirement program for directors.  Expense for the directors’ retirement program was $24,000 and $23,000 in 2014 and 2013, respectively.

Under agreements with the Company, certain members of the Board of Directors have elected to defer their directors’ fees.  The cumulative amount of deferred directors’ fees (included in other liabilities on the Company’s balance sheet) was $889,000 and $1.0 million for December 31, 2014 and 2013, respectively.  The liabilities for the nonqualified retirement program for directors and for directors’ deferred fees are not secured by any assets of the Company.  Deferred directors’ fees accounts were credited with interest at 2.52% in 2014.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 11 - INCOME TAXES

Income tax consists of the following:

	2014	2013
Currently payable tax
Federal	$—	$145
State	—	(145)
Deferred tax
Federal	(1,866)	(3)
State	(2,090)	149
	$(3,956)	$146

Income tax differs from federal statutory rates applied to financial statement income due to the following:

	2014	2013

Federal rate of 34 percent	$485	$(898)
Add (subtract) effect of
Tax-exempt income, net of nondeductible interest expense	(123)	(92)
State income tax, net of federal benefit	(1,380)	4
Cash value of life insurance	(72)	(76)
Valuation allowance	(2,904)	1,058
Other items, net	38	150
Income tax	$(3,956)	$146

The Company recorded a tax benefit of $4.0 million on $1.4 million pre-tax income for the year ended December 31, 2014.  The tax benefit was composed entirely of a reverse of the deferred tax valuation allowance.

Year-end deferred tax assets and liabilities were due to the following:

	2014	2013
Deferred tax assets
Allowance for loan losses	$297	$1,120
Deferred compensation	545	598
Other-than-temporary-impairment	50	52
Loss carryforward	10,823	9,400
Net unrealized losses on securities available for sale	165	1,149
AMT carryover	275	263
Other real estate owned	145	67
Other	192	211
Total	12,492	12,860
Deferred tax liabilities
Accumulated depreciation	(788)	(728)
Deferred loan fees and costs, net	(149)	(155)
Prepaid expenses	(54)	(57)
Federal Home Loan Bank stock dividends	(44)	(47)
State income taxes	(714)	(186)
Other	—	(51)
Total	(1,749)	(1,224)
Valuation allowance	(6,625)	(10,487)
Net deferred tax asset	$4,118	$1,149

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 11 - INCOME TAXES (Continued)

The following is the activity in net deferred tax assets:

Balance, December 31, 2013	$1,149
Decrease in deferred tax assets	(368)
Increase in deferred tax liabilities	(525)
Decrease in valuation allowance	3,862
Balance, December 31, 2014	$4,118

Due to the capital raise during 2012 previously discussed, the Company has had an ownership change pursuant to IRC Section 382.  This ownership change limits the amount of net operating loss which can be used annually for federal tax purposes.  Due to this annual limitation and the number of years in which the net operating loss can be carried forward, a significant portion of the net operating loss will likely never be used.  At December 31, 2014, the Company had $25.6 million of federal loss carryforwards and $27.4 million of Illinois state loss carryforwards which expire in varying amounts beginning in 2029 and 2021, respectively.  At December 31, 2014, the Company had approximately $275,000 of alternative minimum tax credits available to offset future federal income taxes.  The credits have no expiration date.

NOTE 12 — EARNINGS (LOSS) PER SHARE

The following is an analysis of the Company’s basic and diluted EPS, reflecting the application of the two-class method as of December 31, 2014 and 2013:

2014
Net income available for distribution	$5,383
Dividends and undistributed earnings allocated to participating securities	(3,442)
Income attributable to common shareholders	$1,941

Average common shares outstanding for basic EPS	10,781,988
Effect of dilutive convertible preferred stock	—
Effect of dilutive stock options	30
Average common and common-equivalent shares for dilutive EPS	10,782,018

Basic	$0.18
Diluted	$0.18

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 12 — EARNINGS (LOSS) PER SHARE (Continued)

2013
Net income available for distribution	$(2,787)
Dividends and undistributed earnings allocated to participating securities	—
Income attributable to common shareholders	$(2,787)

Average common shares outstanding for basic EPS	7,278,781
Effect of dilutive convertible preferred stock	—
Effect of dilutive stock options	—
Average common and common-equivalent shares for dilutive EPS	7,278,781

Basic	$(0.38)
Diluted	$(0.38)

There were 20,680 and 23,580 anti-dilutive shares at December 31, 2014 and 2013, respectively.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 13 - STOCK OPTIONS

The Company has a nonqualified stock option plan (“Plan”) to attract, retain, and reward senior officers and directors and provide them with an opportunity to acquire or increase their ownership interest in the Company.

Under terms of the Plan, options for 40,400 shares of common stock were authorized for grant with an additional 4,600 options authorized in 2004.  Options cannot be granted at exercise prices less than the fair market value of the stock at the grant date.  Options granted under the Plan vest incrementally over periods of 5 to 10 years.  The options also vest when the recipient attains age 72 or in the event of a change of control (as defined).  The term of each option is ten years.

The Plan was amended at the November 29, 2006 Special Meeting of Stockholders.  The number of shares reserved for issuance under the Plan was increased to 100,000 as a result of the 2-for-1 stock split which became effective December 27, 2006.

On September 19, 2013, the Company’s Board of Directors adopted the 2013 Stock Incentive Plan, subject to stockholders approval, which was obtained on January 3, 2014.  The Board of Directors has reserved a total of 2,900,000 shares of the Company common stock for issuance upon the grant or exercise of awards made pursuant to the 2013 Stock Incentive Plan.  It is anticipated that key personnel and consultants of the Company and its affiliates will participate in the Plan.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model that uses the assumptions in the following table.  Expected volatility is based on the historical volatility of the Company’s stock.  The expected term of options granted represents the average period of time that options are expected to be outstanding.  The risk-free rate for the options granted is based on the U. S. Treasury rate for a similar term as the average expected term of the option.

There were no options granted or exercised during 2014.

A summary of option activity under the Plan as of December 31, 2014, and changes during the year then ended, is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding, beginning of year	23,580	$18.95
Granted	—	—
Exercised	—	—
Forfeited or expired	(2,900)	18.77
Outstanding, end of year	20,680	$18.97	3.23	$—
Exercisable, end of year	11,265	$21.27	2.58	$—

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 13 - STOCK OPTIONS (Continued)

The weighted-average grant-date fair value of options granted during 2013 was $0.47.  There were no options granted in 2014.  In addition, no options were exercised for the years ended December 31, 2014 and 2013.

As of December 31, 2014, there was $29,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of five years.

During 2014, the Company recognized approximately $9,000 of share-based compensation expense and approximately $4,000 of tax benefit related to the share based compensation expense.

NOTE 14 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.  Commitments may expire without being used.  Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.  The Company is not aware of any event, demand, commitment, trend or uncertainty that will result in, or is reasonably likely to result in, the termination or material reduction in availability of off-balance sheet arrangements that provide a material benefit to the Company.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2014	2013

Financial standby letters of credit	$74	$199
Commitments to originate loans	—	2,216
Unused lines of credit and letters of credit	44,147	54,882

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures fair value according to the Financial Accounting Standards Board Accounting Standards Codification (ASC) Fair Value Measurements and Disclosures (ASC 820-10).  ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves.  The fair value hierarchy is designed to indicate the relative reliability of the fair value measure.  The highest priority given to quoted prices in active markets and the lowest to unobservable data such as the Company’s internal information.  ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1                  Quoted prices in active markets for identical assets or liabilities.

Level 2                  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3                  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include all except preferred stock, which are Level 1 securities of available-for-sale securities.  Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2).  Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather on the investment securities’ relationship to other benchmark quoted investment securities.  The following tables are as of December 31, 2014 and 2013, respectively:

		At December 31, 2014
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
Available for sale securities:
U.S. government agency debt securities	$7,738	$—	$7,738	$—
State and political subdivisions	19,913	—	19,913	—
U.S. government agency mortgage-backed securities	66,139	—	66,139	—
Preferred stock	15	15	—	—
SBA securities	12,180	—	12,180	—
Total available for sale securities	$105,985	$15	$105,970	$—

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

		At December 31, 2013
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
Available for sale securities:
U.S. government agency debt securities	$11,059	$—	$11,059	$—
State and political subdivisions	16,367	—	16,367	—
U.S. government agency mortgage-backed securities	60,065	—	60,065	—
Preferred stock	35	35	—	—
SBA securities	8,303	—	8,303	—
Total available for sale securities	$95,829	$35	$95,794	$—

The following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying December 31, 2014 and 2013 balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Bank will not collect all principal and interest due according to contractual terms are measured for impairment.  Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans, based on current appraisals.  If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized.  This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect fair value.  The Company’s practice is to obtain new or updated appraisals on the loans subject to initial impairment review and then to generally update on an annual basis thereafter.  The Company discounts the appraisal amount as necessary for selling costs and past due real estate taxes.  If a new or updated appraisal is not available at the time of a loan’s impairment review, the Company typically applies a discount to the value of an old appraisal to reflect the property’s current estimated value if there is believed to be deterioration in either (i) the physical or economic aspects of the subject property or (ii) any market conditions.  These discounts are developed by the Company’s Chief Credit Officer.  The results of the impairment review results in an increase in the allowance for loan loss or in a partial charge-off of the loan, if warranted.  Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method based on current appraisals.

Other Real Estate Owned

Other real estate owned (OREO) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired.  Estimated fair value of OREO is based on appraisals or evaluations.  OREO is classified within Level 3 of the fair value hierarchy.  Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed by the Chief Credit Officer (CCO).  Appraisals are reviewed for accuracy and consistency by the CCO.  Appraisers are selected from the list of approved appraisers maintained by management.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following tables are as of December 31, 2014 and 2013, respectively:

		At December 31, 2014
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3

Impaired loans (Collateral Dependent)	$858	$—	$—	$858
Other real estate owned	1,451	—	—	1,451

		At December 31, 2013
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3

Impaired loans (Collateral Dependent)	$2,906	$—	$—	$2,906
Other real estate owned	2,269	—	—	2,269

The following table presents quantitative information about unobservable inputs in recurring and nonrecurring Level 3 fair value measurements:

		As of December 31, 2014
	Fair	Valuation	Unobservable
	Value	Technique	Inputs	Range
Impaired loans	$858	Market comparable properties	Marketability discount	2.3% - 36.0% Weighted Avg. 15%

Other real estate owned	1,451	Fair value	Marketability	2.5% - 40.0%
		appraisals	discount	Weighted Avg. 22%

		As of December 31, 2013
	Fair	Valuation	Unobservable
	Value	Technique	Inputs	Range
Impaired loans	$2,906	Market comparable properties	Marketability discount	5% - 30.7% Weighted Avg. 16%

Other real estate owned	2,269	Fair value	Marketability	0.0% - 23.8%
		appraisals	discount	Weighted Avg. 18%

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013:

		At December 31, 2014
	Carrying	Fair Value Measurements Using
	Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$23,615	$23,615	$—	—
Securities available for sale	105,985	15	105,970	—
Loans receivable, net	182,573	—	—	184,044
Federal Home Loan Bank stock	1,119	—	1,119	—
Interest receivable	1,058	—	1,058	—
Financial liabilities
Deposits	305,421	—	305,333	—
Federal Home Loan Bank advances	2,000	—	2,023	—
Subordinated debentures	3,609	—	—	1,293
Interest payable	93	—	93	—

		At December 31, 2013
	Carrying	Fair Value Measurements Using
	Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$29,553	$29,553	$—	—
Interest-bearing time deposits	945	945	—	—
Securities available for sale	95,829	35	95,794	—
Loans held for sale	804	—	804	—
Loans receivable, net	193,451	—	—	193,864
Federal Home Loan Bank stock	926	—	926	—
Interest receivable	884	—	884	—
Financial liabilities
Deposits	315,709	—	303,199	—
Federal Home Loan Bank advances	4,500	—	4,478	—
Subordinated debentures	3,609	—	—	1,259
Interest payable	169	—	169	—

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing time deposits, loans held for sale, Federal Home Loan Bank stock, interest receivable and payable, deposits due on demand, variable rate loans and other borrowings.  Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer.  For fixed rate loans and time deposits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.  Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values.  The fair values of fixed rate Federal Home Loan Bank advances, other borrowings and subordinated debentures are based on current rates for similar financing.  The fair value of off-balance-sheet items, which is based on the current fees or cost that would be charged to enter into or terminate such arrangements, is immaterial.

While the above estimates are based on management’s judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of these items on the respective dates, the fair values would have been achieved, because the market value may differ depending on the circumstances.  The estimated fair values at year end should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the above disclosures.  Also, nonfinancial instruments typically not recognized on the balance sheets may have value but are not included in the above disclosures.  These include, among other items, the estimated earnings power of core deposits, the trained workforce, customer goodwill, and similar items.

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 16 - CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31,
	2014	2013
Assets
Cash on deposit with the Bank	$3,014	$3,499
Investment in common stock of the Bank	29,048	21,673
Other assets	130	134
Total assets	$32,192	$25,306

Liabilities
Long-term debt	$3,609	$3,609
Other liabilities	7	70
Total liabilities	3,616	3,679
Stockholders’ Equity	28,576	21,627
Total liabilities and stockholders’ equity	$32,192	$25,306

Condensed Statements of Operations and Comprehensive Income (Loss)

	Years Ended December 31,
	2014	2013

Income	$7	$4
Expenses
Interest expense	70	69
Other expenses	373	327
Total expenses	443	396
Loss before income tax expense and undistributed loss of the bank	(436)	(392)
Income tax expense	—	—
Loss before equity in undistributed loss of the bank	(436)	(392)
Equity in undistributed income (loss) of the bank	5,819	(2,395)
Net income (loss)	5,383	(2,787)
Net change in unrealized gains (losses) on available-for-sale
Securities	1,557	(2,048)
Total comprehensive income (loss)	$6,940	$(4,835)

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(Table dollar amounts in thousands, except share data)

NOTE 16 — CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (Continued)

Condensed Statements of Cash Flows

	Years Ended December 31,
	2014	2013
Operating Activities
Net income (loss)	$5,383	$(2,787)
Equity in undistributed (income) loss of the Bank	(5,819)	2,395
Compensation cost of stock options	9	10
Other changes	(58)	385
Net cash provided by (used in) operating activities	(485)	3

Investment in Bank	—	(700)

Financing Activities
Net capital raise proceeds	—	4,100
Net cash provided by financing activities	—	4,100

Net change in cash on deposit with the bank	(485)	3,403
Cash on deposit with the bank at beginning of year	3,499	96
Cash on deposit with the bank at end of year	$3,014	$3,499

NOTE 17 - REGULATORY AND SUPERVISORY MATTERS

As previously disclosed, on January 10, 2014, the Bank received notification from the FDIC and the IDFPR that the Order to the Bank by the FDIC and IDFPR on January 21, 2011 was terminated effective January 10, 2014.  The material terms and conditions of the Order were previously disclosed in the Company’s Current Report on Form 8-K filed on January 26, 2011.   In connection with the termination of the Order, the Bank agreed to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets.  At December 31, 2014 our Tier 1 and total capital ratios were 7.7% and 13.4%, respectively, compared to 7.7% and 12.9% at September 30, 2014, 7.2% and 12.5% at June 30, 2014, 7.0% and 12.0% at March 31, 2014 and 6.8% and 11.9% at December 31, 2013, respectively.

NOTE 18 — SUBSEQUENT EVENTS

On March 2, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wintrust Financial Corporation (“Wintrust”), an Illinois corporation, and Wintrust Merger Sub LLC (“Merger Co.”), an Illinois limited liability company and wholly owned subsidiary of Wintrust. The Merger Agreement provides for, subject to the satisfaction or waiver of certain conditions, the acquisition of the Company by Wintrust for aggregate consideration intended to total $42,375,000, subject to certain adjustments as set forth in the Merger Agreement, as described further below.  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Merger Co. (the “Merger”), with Merger Co. as the surviving corporation in the Merger. The Merger Agreement also provides that, following the approval of certain amendments to the Company’s articles of incorporation by the Company’s stockholders, each outstanding share of the Company’s Series C preferred stock, Series D preferred stock and Series E preferred stock (collectively, the “Company Preferred Stock”) will automatically convert into shares of Company common stock immediately prior to the effective time of the Merger (the “Effective Time”), without any action on the part of the holder (the “Preferred

Stock Conversion”). The Merger Agreement also contemplates that, prior to the closing date of the Merger, each option granted by the Company to purchase Company common stock that is outstanding and unexercised as of the date of the Merger Agreement will be terminated, cancelled and redeemed by the Company, and holders of such options will not be entitled to receive the merger consideration.

At the Effective Time, shares of Company common stock outstanding (including shares of Company Preferred Stock which will have been converted into Company common stock in connection with the Preferred Stock Conversion and excluding shares held by the Company and its subsidiary bank and dissenting shares) will be converted into the right to receive the merger consideration, which is intended to be paid approximately 50% in cash and approximately 50% in shares of Wintrust common stock. The total number of shares of Wintrust common stock to be issued to Company stockholders will be calculated by dividing $21,187,500 by the average, calculated for the ten trading day period ending on the second trading day preceding the closing date of the Merger,  of the volume-weighted average price of Wintrust’s common stock for each trading day during such period(the “Wintrust Common Stock Price”); provided, however, that if the Wintrust Common Stock Price is less than $42.50, then the number of Wintrust common shares to be issued to Company stockholders will be 498,530, and if the Wintrust Common Stock Price is greater than $52.50, then the number of Wintrust common shares to be issued to Company stockholders shall be 403,572, subject in each case to adjustment as set forth in the Merger Agreement.  If the Company fails to achieve a specified adjusted net worth, calculated as set forth in the Merger Agreement, as of the closing, then the aggregate consideration to be paid to Company stockholders shall be reduced dollar-for-dollar by an amount equal to the amount of such shortfall, as set forth in the Merger Agreement.

The completion of the Merger is subject to certain closing conditions, including, among others, (i) the receipt of required regulatory approvals and expiration of required regulatory waiting periods; (ii) receipt of requisite approvals by the Company’s stockholders of the Merger and other transactions contemplated in the Merger Agreement, including the Preferred Stock Conversion; (iii) the absence of dissenting stockholders representing greater than 5% of the shares of outstanding common stock of the Company (including shares of Company Preferred Stock which will have been converted into Company common stock in connection with the Preferred Stock Conversion); (iv) the absence of certain litigation or orders; and (v) the filing by the Company with appropriate tax authorities of certain amendments to the Company’s consolidated federal and state income tax returns.

The Merger Agreement provides certain termination rights for both Wintrust and the Company and further provides that a termination fee of either $900,000 or $1,750,000, plus documented out-of-pocket expenses and costs not to exceed $325,000, will be payable by the Company upon termination of the Merger Agreement under certain circumstances. The Merger Agreement also provides that a termination fee of $900,000, plus documented out-of-pocket expenses and costs not to exceed $325,000, will be payable by Wintrust upon termination of the Merger Agreement under certain circumstances.

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	March 31,	December 31,
	2015	2014
	(Unaudited)
ASSETS
Cash and due from banks	$3,990	$11,256
Interest-bearing deposits	6,691	12,359
Cash and cash equivalents	10,681	23,615

Securities available for sale	122,828	105,985
Loans, less allowance for loan losses of $2,445 and $2,442 at March 31, 2015 and December 31, 2014, respectively	180,049	182,573
Foreclosed assets, net	1,363	2,199
Federal Home Loan Bank stock	1,119	1,119
Premises and equipment, net	14,339	14,473
Cash value of life insurance	6,908	6,857
Interest receivable and other assets	6,406	6,191

Total assets	$343,693	$343,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$305,593	$305,421
Federal Home Loan Bank advances	2,000	2,000
Subordinated debentures	3,609	3,609
Interest payable and other liabilities	3,326	3,406
Total liabilities	314,528	314,436

Commitments and contingent liabilities	—	—

Shareholders’ equity
Common stock - $0.01 par value, 75,000,000 shares authorized; 10,781,988 shares issued and outstanding	—	—
Preferred stock - $1.00 par value, $100 liquidation preference 1,000,000 shares authorized; 191,246 shares issued and outstanding	191	191
Paid-in capital	30,398	30,395
Accumulated deficit	(1,574)	(1,750)
Accumulated other comprehensive income/(loss)	150	(260)
Total shareholders’ equity	29,165	28,576

Total liabilities and shareholders’ equity	$343,693	$343,012

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2015 and 2014

(In thousands, except share and per share data)

(Unaudited)

	Three Months
	Ended March 31,
	2015	2014
Interest and dividend income
Interest and fees on loans	$2,299	$2,548
Securities:
Taxable	393	332
Exempt from federal income tax	71	90
Other interest income	8	16
Total interest and dividend income	2,771	2,986
Interest expense
Deposits	277	311
Federal Home Loan Bank advances and other borrowed funds	15	27
Subordinated debentures	17	17
Total interest expense	309	355
Net interest income	2,462	2,631
Provision for loan losses	24	136
Net interest income after provision for loan losses	2,438	2,495
Non-interest income
Service charges on deposit accounts	80	83
Gain on sale of loans	106	112
Gain on sale of assets	11	—
Loss on sale of foreclosed assets	(22)	(21)
Other non-interest income	235	230
Total non-interest income	410	404
Non-interest expense
Salaries and employee benefits	1,323	1,450
Net occupancy and equipment expense	311	356
Data processing expense	253	245
Advertising and promotions	31	38
Professional fees	381	198
FDIC insurance premiums	75	135
Other real estate owned expenses	28	48
Other operating expenses	198	194
Total non-interest expense	2,600	2,664
Income before income taxes	248	235
Income taxes	72	—
Net income	$176	$235
Earnings per share
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Average shares outstanding basic	10,781,988	10,781,988
Average shares outstanding diluted	10,782,053	10,782,043
Dividends per share	$0.00	$0.00

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Three Months Ended March 31, 2015 and 2014

(In thousands, except share and per share data)

(Unaudited)

	Three Months
	Ended March 31,
	2015	2014

Net income	$176	$235
Other comprehensive income:
Unrealized holding gains arising during the period:
Unrealized net gains	670	774
Related income tax expense	(260)	(300)
Net unrealized gains	410	474
Other comprehensive income	410	474
Comprehensive income	$586	$709

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Three Months Ended March 31, 2015 and 2014

(In thousands, except share and per share data)

(Unaudited)

	Number				Accumulated
	of				Other	Total
	Common	Preferred	Paid-In	Accumulated	Comprehensive	Shareholders’
	Shares	Stock	Capital	Deficit	Income (loss)	Equity

Balance at January 1, 2015	10,781,988	$191	$30,395	$(1,750)	$(260)	$28,576
Net income	—	—	—	176	—	176
Other comprehensive income	—	—	—	—	410	410
Amortization of stock option expense	—	—	3	—	—	3
Balance at March 31, 2015	10,781,988	$191	$30,398	$(1,574)	$150	$29,165

Balance at January 1, 2014	10,781,988	$191	$30,386	$(7,133)	$(1,817)	$21,627
Net income	—	—	—	235	—	235
Other comprehensive income	—	—	—	—	474	474
Amortization of stock option expense	—	—	3	—	—	3
Balance at March 31, 2014	10,781,988	$191	$30,389	$(6,898)	$(1,343)	$22,339

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2015 and 2014

(In thousands)

(Unaudited)

	Three Months
	Ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$176	$235
Adjustments to reconcile net loss to net cash from (used in) operating activities
Amortization on securities, net	347	235
Depreciation	140	150
Provision for loan losses	24	136
Gain on sale of assets	(11)	—
Loss on sale of foreclosed assets	22	21
Gain on sale of loans	(106)	(112)
Originations of loans for sale	(4,676)	(4,113)
Proceeds from sales of loans	4,782	4,105
Compensation cost of stock options	3	3
Change in cash value of life insurance	(51)	(54)
Change in interest receivable and other assets	(777)	34
Change in interest payable and other liabilities	(79)	34
Net cash from (used in) operating activities	(206)	674
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest-bearing time deposits	—	498
Purchases of securities available for sale	(20,991)	(451)
Proceeds from maturities and calls of securities available for sale	4,471	3,472
Proceeds from sale of other real estate owned	1,128	167
Net change in loans	2,500	(2,425)
Property and equipment expenditures, net	(7)	(91)
Net cash from (used in) investing activities	(12,899)	1,170
CASH FLOWS FROM FINANCING ACTIVITIES
Change in:
Non-interest bearing and interest-bearing demand deposits and savings	2,591	3,023
Certificates and other time deposits	(2,420)	(2,948)
Net cash from financing activities	171	75

Change in cash and cash equivalents	(12,934)	1,919
Cash and cash equivalents at beginning of period	23,615	29,552
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,681	$31,471

Supplemental disclosures
Interest paid	$310	$343
Income taxes paid	—	—
Transfers from loans to foreclosed assets	290	—

See Notes to Condensed Consolidated Financial Statements

COMMUNITY FINANCIAL SHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Table dollars in thousands)

March 31, 2015 and 2014

(Unaudited)

NOTE 1 — BASIS OF PRESENTATION

The accounting policies followed in the preparation of the interim condensed consolidated financial statements included in this Quarterly Report on Form 10-Q are consistent with those used in the preparation of annual consolidated financial statements.  The interim condensed consolidated financial statements reflect all normal and recurring adjustments, which are necessary, in the opinion of management of Community Financial Shares, Inc. (the “Company”), for a fair statement of results of operations and cash flows for the interim periods presented.  Results of operations and cash flows for the three months ended March 31, 2015 are not necessarily indicative of the results of operations and cash flows that may be expected for the year ending December 31, 2015 or any other period.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for the interim financial period and with the instructions to Form 10-Q.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 13, 2015.  The condensed consolidated balance sheet of the Company as of December 31, 2014 has been derived from the audited consolidated balance sheet as of that date.

NOTE 2 — EARNINGS PER SHARE

The following is an analysis of the Company’s basic and diluted earnings per common share, reflecting the application of the two-class method for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014

Net income available for distribution	$176	$235
Dividends and undistributed earnings allocated to participating securities	(112)	(150)
Income attributable to common shareholders	$64	$85

Average common shares outstanding for basic earnings per share	10,781,988	10,781,988
Effect of dilutive stock options	65	55
Average common and common-equivalent shares for dilutive earnings per share	10,782,053	10,782,043

Basic	$0.01	$0.01
Diluted	$0.01	$0.01

The Company’s preferred stockholders are entitled to participate in all common stock dividends on an as-converted basis, and no dividends may be paid on shares of the Company’s common stock unless an identical dividend is paid to preferred stockholders on an as-converted basis.

There were 19,980 and 23,580 anti-dilutive shares at March 31, 2015 and 2014, respectively.

NOTE 3 — CAPITAL ADEQUACY AND REGULATORY AND SUPERVISORY MATTERS

At the dates indicated, the capital ratios of Community Bank-Wheaton/Glen Ellyn (the “Bank”), the wholly owned subsidiary of the Company, were as follows:

	March 31, 2015		December 31, 2014
	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$28,361	13.7%	$27,941	13.4%
Tier I capital (to risk-weighted assets)	25,916	12.5%	25,499	12.2%
Tier I capital (to average assets)	25,916	7.9%	25,499	7.7%
Common equity tier I capital	25,916	12.5%	N/A	N/A

On January 10, 2014, the Bank received notification from the Federal Deposit Insurance Corporation (the “FDIC”) and the Division of Banking of the Illinois Department of Financial and Professional Regulation (the “IDFPR”) that the Consent Order (the “Order”) issued to the Bank by the FDIC and IDFPR on January 21, 2011 was terminated effective January 10, 2014.  The material terms and conditions of the Order were previously disclosed in the Company’s Current Report on Form 8-K filed on January 26, 2011.  In connection with the termination of the Order, the Bank agreed to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets.  At March 31, 2015, these capital ratios were 7.9% and 13.7%, respectively.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases.  Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If undercapitalized, capital distributions, asset growth and expansion are limited and plans for capital restoration are required.

NOTE 4 - SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale at March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency debt securities	$15,911	$18	$(137)
State and political subdivisions	29,028	220	(60)
U.S. government agency mortgage-backed securities	66,472	468	(271)
Preferred stock	19	15	—
SBA securities	11,398	24	(32)
	$122,828	$745	$(500)

	December 31, 2014
	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency debt securities	$7,738	$—	$(236)
State and political subdivisions	19,913	112	(92)
U.S. government agency mortgage-backed securities	66,139	316	(483)
Preferred stock	15	11	—
SBA securities	12,180	13	(66)
	$105,985	$452	$(877)

Securities classified as U. S. government agency debt securities include notes issued by government-sponsored enterprises such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank.  The SBA securities are pools of loans guaranteed by the Small Business Administration.

The following tables show gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2015 and December 31, 2014:

	March 31, 2015
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency debt securities	$4,010	$(8)	$5,849	$(129)	$9,859	$(137)
State and political subdivisions	9,000	(38)	1,089	(22)	10,089	(60)
U.S. government agency mortgage-backed securities	16,109	(56)	14,153	(215)	30,262	(271)
SBA securities	2,641	(8)	4,402	(24)	7,043	(32)
Total temporarily impaired securities	$31,760	$(110)	$25,493	$(390)	$57,253	$(500)

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency debt securities	$—	$—	$7,738	$(236)	$7,738	$(236)
State and political subdivisions	6,601	(31)	3,801	(61)	10,402	(92)
U.S. government agency mortgage-backed securities	13,988	(59)	23,516	(424)	37,504	(483)
SBA securities	5,065	(22)	4,978	(44)	10,043	(66)
Total temporarily impaired securities	$25,654	$(112)	$40,033	$(765)	$65,687	$(877)

Unrealized gains and losses within the investment portfolio are determined to be temporary.  The Company performed an evaluation of its investments for other than temporary impairment and there was no impairment identified during the three months ended March 31, 2015.  The entire portfolio is classified as available for sale, however, management has no specific intent to sell any securities, and it is more likely than not that the Company will not have to sell any security before recovery of its amortized cost basis.

The fair values of securities available for sale at March 31, 2015, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	$474	$474
Due after one year through five years	19,604	19,624
Due after five years through ten years	19,669	19,781
Due after ten years	5,151	5,060

U.S. government agency mortgage-backed securities	66,275	66,472
SBA securities	11,406	11,398
Preferred stock	4	19
	$122,583	$122,828

Securities with a carrying value of approximately $7.5 million at March 31, 2015 were pledged to secure public deposits as well as for other purposes as required or permitted by law.

There were no sales of securities during the three months ended March 31, 2015 and 2014.

NOTE 5 — LOANS

Loans and Loan Income:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances as adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection.  Past due status is based on the contractual terms of the loan.  In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest that is accrued but not collected with respect to loans that are placed on nonaccrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.  Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Allowance for Loan Losses:  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components.  The allocated component relates to loans that are classified as impaired.  For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process.  Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

The Company has a geographic concentration of loan and deposit customers within the Chicago metropolitan area.  Most of the Company’s loans are secured by specific items of collateral including commercial and residential real estate and other business and consumer assets.  Commercial loans are expected to be repaid from cash flow from operations of businesses.

Loans consisted of the following at March 31, 2015 and December 31, 2014, respectively:

	March 31,	December 31,
	2015	2014
Real estate
Commercial	$91,221	$92,669
Construction	2,570	1,853
Residential	27,581	26,676
Home equity	43,935	46,339
Total real estate loans	165,307	167,537
Commercial	15,783	16,048
Consumer	1,134	1,163
Total loans	182,224	184,748
Deferred loan costs, net	270	267
Allowance for loan losses	(2,445)	(2,442)
Loans, net	$180,049	$182,573

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value.  Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.  Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy.  The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location.  Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria.  As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk.  In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners.  Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate.  Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project.  Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained.  These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential and Consumer, including Home Equity Lines of Credit (HELOC)

With respect to residential loans that are secured by one-to-four family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and may require private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one-to-four family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles.  Some consumer loans are unsecured such as small installment loans and certain lines of credit.  Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels.  Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Policy for charging off loans:

Management’s general practice is to establish a reserve or proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible.  The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except one-to-four family residential loans and consumer loans, the Company promptly establishes a reserve or charges-off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations.  For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off one-to-four family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the (1) charge-down of one-to-four family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, (2) charge-off of unsecured open-end loans when the loan is 180 days past due, and (3) charge down to the net realizable value when other secured loans are 120 days past due.  A loan that meets these respective delinquency thresholds need not be charged-off if the Company can clearly document that the loan is both well-secured and in the process of collection and that collection will occur regardless of delinquency status.

Policy for determining delinquency:

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Period utilized for determining historical loss factors:

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior three years.  Management believes the five year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

Policy for recognizing interest income on impaired loans:

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Policy for recognizing interest income on non-accrual loans:

Subsequent payments on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured.  Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The Bank has entered into transactions, including the making of direct and indirect loans, with certain directors of the Company and the Bank and their affiliates (related parties).  Such transactions were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons not related to the Company or the Bank.  Further, in management’s opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2015	$765
New loans including renewals	—
Payments including renewals	(24)
Balances, March 31, 2015	$741

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31, 2015
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total

Balance at beginning of period	$353	$1,175	$31	$15	$346	$522	$2,442
Provision for loan losses	17	(87)	12	3	83	(4)	24
Charge-offs	—	—	—	(3)	—	(76)	(79)
Recoveries	—	51	—	—	6	1	58
Balance at end of period	$370	$1,139	$43	$15	$435	$443	$2,445

Ending balance: individually evaluated for impairment	$40	$—	$—	$—	$132	$35	$207
Ending balance: collectively evaluated for impairment	$330	$1,139	$43	$15	$303	$408	$2,238
Total Loans:
Ending balance	$15,783	$91,221	$2,570	$1,134	$27,581	$43,935	$182,224
Ending balance: individually evaluated for impairment	$40	$—	$—	$—	$530	$564	$1,134
Ending balance: collectively evaluated for impairment	$15,743	$91,221	$2,570	$1,134	$27,051	$43,371	$181,090

	Three Months Ended March 31, 2014
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total

Balance at beginning of period	$483	$1,336	$44	$41	$266	$330	$2,500
Provision for loan losses	(16)	90	(31)	(23)	(13)	129	136
Charge-offs	—	—	—	(2)	—	—	(2)
Recoveries	66	6	—	—	1	—	73
Balance at end of period	$533	$1,432	$13	$16	$254	$459	$2,707

Ending balance: individually evaluated for impairment	$—	$28	$—	$—	$—	$110	$138
Ending balance: collectively evaluated for impairment	$533	$1,404	$13	$16	$254	$349	$2,569
Total Loans:
Ending balance	$21,650	$101,485	$999	$1,208	$24,463	$48,399	$198,204
Ending balance: individually evaluated for impairment	$—	$437	$—	$—	$—	$655	$1,092
Ending balance: collectively evaluated for impairment	$21,650	$101,048	$999	$1,208	$24,463	$47,744	$197,112

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2014:

	December 31, 2014
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total

Balance at beginning of period	$483	$1,336	$44	$41	$266	$330	$2,500
Provision for loan losses	(205)	(138)	(13)	(23)	50	254	(75)
Charge-offs	—	(28)	—	(3)	—	(64)	(95)
Recoveries	75	5	—	—	30	2	112
Balance at end of period	$353	$1,175	$31	$15	$346	$522	$2,442

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$38	$88	$126
Ending balance: collectively evaluated for impairment	$353	$1,175	$31	$15	$308	$434	$2,316
Total Loans:
Ending balance	$16,048	$92,669	$1,853	$1,163	$26,676	$46,339	$184,748
Ending balance: individually evaluated for impairment	$—	$823	$—	$—	$528	$965	$2,316
Ending balance: collectively evaluated for impairment	$16,048	$91,846	$1,853	$1,163	$26,148	$45,375	$182,433

The following table summarizes the Company’s nonaccrual loans by class at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Real estate loans:
Commercial	$—	$823
Residential mortgage	519	528
Home equity	605	964
Commercial	40	—
Total	$1,164	$2,315

The following tables present information regarding impaired loans as of March 31, 2015:

				Three Months Ended March 31,
				2015		2014
	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:
Commercial	$—	$—	$—	$—	$—	$—	$—
Commercial real estate	—	—	—	—	—	—	—
Residential	—	—	—	—	—	—	—
HELOC	421	431	—	431	—	100	—
Subtotal	421	431	—	431	—	100	—
With an allowance recorded:
Commercial	40	40	40	40	—	—	—
Commercial real estate	—	—	—	—	—	812	—
Residential	518	530	132	530	—	—	—
HELOC	133	133	35	133	—	555	—
Subtotal	691	703	207	703	—	1,367	—
Total Impaired Loans	$1,112	$1,134	$207	$1,134	$—	$1,467	$—

The following table presents information regarding impaired loans as of December 31, 2014:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$823	$835	$—	$837	$30
Residential	—	—	—	7	—
HELOC	509	514	—	632	8
Subtotal	1,332	1,349	—	1,476	38
With an allowance recorded:
Commercial real estate	—	—	—	792	12
Residential	528	531	38	532	24
HELOC	456	516	88	579	22
Subtotal	984	1,047	126	1,903	58
Total Impaired Loans	$2,316	$2,396	$126	$3,379	$96

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  This analysis is performed during the loan approval process and is updated as circumstances warrant.  The Company uses the following definitions for risk ratings:

Special Mention.  Loans classified as special mention have a potential weakness that deserves management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank’s credit position at some future date.

Substandard.  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any.  Loans so classified have a well- defined weakness or weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful.  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following tables summarize the credit quality of the Company at March 31, 2015 and December 31, 2014:

	March 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Loss	Total

Commercial	$15,680	$—	$103	$—	$—	$15,783
Real estate loans:
Construction	2,570	—	—	—	—	2,570
Commercial	89,032	226	1,963	—	—	91,221
Residential mortgage	27,062	—	519	—	—	27,581
Home equity	43,302	27	606	—	—	43,935
Consumer	1,134	—	—	—	—	1,134
Total	$178,780	$253	$3,191	$—	$—	$182,224

	December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Loss	Total

Commercial	$15,983	$—	$65	$—	$—	$16,048
Real estate loans:
Construction	1,853	—	—	—	—	1,853
Commercial	89,644	227	2,798	—	—	92,669
Residential mortgage	26,448	—	528	—	—	26,676
Home equity	45,048	28	963	—	—	46,339
Consumer	1,163	—	—	—	—	1,163
Total	$180,139	$255	$4,354	$—	$—	$184,748

The following tables summarize past due aging of the Company’s loan portfolio at March 31, 2015 and December 31, 2014:

	March 31, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing

Commercial	$—	$—	$40	$40	$15,743	$15,783	$—
Real estate loans:
Construction	—	—	—	—	2,570	2,570	—
Commercial	—	—	—	—	91,221	91,221	—
Residential mortgage	—	—	519	519	27,062	27,581	—
Home equity	—	—	655	655	43,280	43,935	50
Consumer	—	1	—	1	1,133	1,134	—
Total	$—	$1	$1,214	$1,215	$181,009	$182,224	$50

	December 31, 2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing

Commercial	$133	$56	$—	$189	$15,859	$16,048	$—
Real estate loans:
Construction	—	—	—	—	1,853	1,853	—
Commercial real estate	301	—	823	1,124	91,545	92,669	—
Residential mortgage	—	89	528	617	26,059	26,676	—
Home equity	339	—	1,096	1,435	44,903	46,339	133
Consumer	3	—	—	3	1,160	1,163	—
Total	$776	$145	$2,447	$3,368	$181,380	$184,748	$133

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (“TDR”).  The Company may modify loans through interest rate reductions, short-term extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations.  Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.  TDRs are considered impaired loans for purposes of calculating the Company’s allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns and credit reports.  Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

For one-to-four family residential and home equity lines of credit, a restructure often occurs with past due loans and may be offered as an alternative to foreclosure.  There are other situations where borrowers who are not past due may experience a sudden job loss, become overextended with credit obligations or other financial problems, have indicated that they will be unable to make the required monthly payment and request payment relief.

When considering a loan restructure, management will determine if:  (i) the financial distress is short or long term; (ii) loan concessions are necessary; and (iii) the restructure is a viable solution.

When a loan is restructured, the new terms often require a reduced monthly debt service payment.  No TDRs that were on non-accrual status at the time the concessions were granted have been returned to accrual status.

For commercial loans, management completes an analysis of the operating entity’s ability to repay the debt.  If the operating entity is capable of servicing the new debt service requirements and the underlying collateral value is believed to be sufficient to repay the debt in the event of a default, the new loan is generally placed on accrual status.

For retail loans, an analysis of the individual’s ability to service the new required payments is performed.  If the borrower complies with the terms of the newly restructured debt for at least six consecutive months and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status.  The reason for the TDR is also considered, such as paying past due real estate taxes or payments caused by a temporary job loss, when determining whether a retail TDR loan could be returned to accrual status.  Retail TDRs remain on non-accrual status until sufficient payments have been made to bring the past due principal and interest current at which point the loan would be transferred to accrual status.

There were no loans restructured as TDRs during the three months ended March 31, 2015 and 2014.

There were no payment defaults on the Company’s TDRs during the three months ended March 31, 2015 and 2014.  A default occurs when a TDR is 90 days or more past due and is transferred to non-accrual status or to other real estate owned within twelve months of restructuring.

NOTE 6 — DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

The Company measures fair value according to the Financial Accounting Standards Board Accounting Standards Codification (ASC) Fair Value Measurements and Disclosures (ASC 820-10).  ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves.  The fair value hierarchy is designed to indicate the relative reliability of the fair value measure.  The highest priority is given to quoted prices in active markets and the lowest to unobservable data such as the Company’s internal information.  ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1                  Quoted prices in active markets for identical assets or liabilities.

Level 2                  Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3              Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 1 securities include preferred stock.  Level 2 securities include certain collateralized mortgage and debt obligations, municipal securities, U.S. government agencies and SBA securities.  Third party vendors compile prices from various sources and may apply techniques such as matrix pricing to determine the value of identical or similar investment securities (Level 2).  Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather on the investment securities’ relationship to other benchmark quoted investment securities.  The following tables are as of March 31, 2015 and December 31, 2014, respectively:

		At March 31, 2015
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
Available-for-sale securities:
U.S. government agency debt securities	$15,911	$—	$15,911	$—
State and political subdivisions	29,028	—	29,028	—
U.S. government agency mortgage-backed securities	66,472	—	66,472	—
Preferred stock	19	19	—	—
SBA securities	11,398	—	11,398	—
Total available-for-sale securities	$122,828	$19	$122,809	$—

		At December 31, 2014
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
Available-for-sale securities:
U.S. government agency debt securities	$7,738	$—	$7,738	$—
State and political subdivisions	19,913	—	19,913	—
U.S. government agency mortgage-backed securities	66,139	—	66,139	—
Preferred stock	15	15	—	—
SBA securities	12,180	—	12,180	—
Total available-for-sale securities	$105,985	$15	$105,970	$—

The following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying March 31, 2015 and December 31, 2014 balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Bank will not collect all principal and interest due according to contractual terms are measured for impairment.  Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans, based on current appraisals.  If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized.  This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect fair value.  The Company’s practice is to obtain new or updated appraisals on the loans subject to initial impairment review and then to generally update on an annual basis thereafter.  The Company discounts the appraisal amount as necessary for selling costs and past due real estate taxes.  If a new or updated appraisal is not available at the time of a loan’s impairment review, the Company typically applies a discount to the value of an old appraisal to reflect the property’s current estimated value if there is believed to be deterioration in either (i) the physical or economic aspects of the subject property or (ii) any market conditions.  These discounts are developed by the Company’s Chief Credit Officer.  The results of the impairment review results in an increase in the allowance for loan loss or in a partial charge-off of the loan, if warranted.  Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method based on current appraisals.

Other Real Estate Owned

Other real estate owned (“OREO”) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired.  Estimated fair value of OREO is based on appraisals or evaluations.  OREO is classified within Level 3 of the fair value hierarchy.  Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed by the Company’s Chief Credit Officer.  Appraisals are reviewed for accuracy and consistency by the Chief Credit Officer.  Appraisers are selected from the list of approved appraisers maintained by management.

		At March 31, 2015
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3

Impaired loans (collateral dependent)	$496	$—	$—	$496
Other real estate owned	1,363	—	—	1,363

		At December 31, 2014
	Fair	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3

Impaired loans (collateral dependent)	$858	$—	$—	$858
Other real estate owned	1,451	—	—	1,451

The following table presents quantitative information about unobservable inputs in recurring and nonrecurring Level 3 fair value measurements:

	As of March 31, 2015
	Fair	Valuation	Unobservable
	Value	Technique	Inputs	Range
Impaired loans (collateral dependent)	$1,112	Market comparable properties	Marketability discount	1% - 20% Weighted Avg. 10%

Other real estate owned	$1,363	Fair value appraisals	Marketability discount	2% - 25% Weighted Avg. 12%

	As of December 31, 2014
	Fair	Valuation	Unobservable
	Value	Technique	Inputs	Range
Impaired loans (collateral dependent)	$858	Market comparable properties	Marketability discount	2.3% - 36.0% Weighted Avg. 15%

Other real estate owned	$1,451	Fair value appraisals	Marketability discount	2.5% - 40.0% Weighted Avg. 18%

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2015:

		At March 31, 2015
	Carrying	Fair Value Measurements Using
	Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$10,681	$10,681	$—	$—
Securities available for sale	122,828	19	122,809	—
Loans receivable, net	180,049	—	—	181,764
Federal Home Loan Bank stock	1,119	—	1,119	—
Interest receivable	998	—	998	—

Financial liabilities
Deposits	305,593	—	305,351	—
Federal Home Loan Bank advances	2,000	—	2,017	—
Subordinated debentures	3,609	—	—	1,302
Interest payable	92	—	92	—

The following table presents estimated fair values of the Company’s financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014:

		At December 31, 2014
	Carrying	Fair Value Measurements Using
	Amount	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$23,615	$23,615	$—	$—
Securities available for sale	105,985	15	105,970	—
Loans receivable, net	182,573	—	—	184,044
Federal Home Loan Bank stock	1,119	—	1,119	—
Interest receivable	1,058	—	1,058	—

Financial liabilities
Deposits	305,421	—	305,333	—
Federal Home Loan Bank advances	2,000	—	2,023	—
Subordinated debentures	3,609	—	—	1,293
Interest payable	93	—	93	—

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing time deposits, loans held for sale, Federal Home Loan Bank stock, interest receivable and payable, deposits due on demand, variable rate loans and other borrowings.  Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer.  For fixed rate loans and time deposits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.  Fair values for impaired loans are estimated using a discounted cash flow analysis or underlying collateral values.  The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the carrying amount.  There is, however, additional value to the deposits of the Company, a significant portion of which has not been recognized in the consolidated financial statements.  This value results from the cost savings of these core-funding sources versus obtaining higher-rate funding in the market.  The fair values of fixed rate Federal Home Loan Bank advances, other borrowings and subordinated debentures are based on current rates for similar financing.  The fair value of off-balance-sheet items, which is based on the current fees or cost that would be charged to enter into or terminate such arrangements, is immaterial.

While the above estimates are based on management’s judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of these items on the respective dates, the fair values would have been achieved, because the market value may differ depending on the circumstances.  The estimated fair values at year end should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the above disclosures.  Also, nonfinancial instruments typically not recognized on the balance sheets may have value but are not included in the above disclosures.  These include, among other items, the estimated earnings power of core deposits, the trained workforce, customer goodwill, and similar items.

NOTE 7 — RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update No. 2014-08- Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity — In April 2014, FASB issued ASU 2014-08.  This update seeks to better define the groups of assets which qualify for discontinued operations, in order to ease the burden and cost for preparers and stakeholders.  This issue changed “the criteria for reporting discontinued operations” and related reporting requirements, including the provision for disclosures about the “disposal of and individually significant component of an entity that does not qualify for discontinued operations presentation.”

The amendments in this Update are effective for fiscal years beginning after December 15, 2014.  Early adoption is permitted only for disposals or classifications as held for sale. The Company adopted the methodologies prescribed by this ASU by the date required, and this ASU did not have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-09- Revenue from Contracts with Customers — In May 2014, FASB, in joint cooperation with IASB, issued ASU 2014-09. The topic of Revenue Recognition had become broad, with several other regulatory agencies issuing standards which lacked cohesion.  The new guidance establishes a “common framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements.

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016.  Early adoption is not permitted. The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-11- Transfers and Servicing — In June 2014, FASB, issued ASU 2014-11. This update addresses the concerns of stakeholders’ by changing the accounting practices surrounding repurchase agreements.  The new guidance changes the “accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements.”

The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is prohibited.  The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

Accounting Standards Update No. 2014-12- Compensation — Stock Compensation — In June 2014, FASB, issued ASU 2014-12. This update defines the accounting treatment for share-based payments and “resolves the diverse accounting treatment of those awards in practice.”  The new requirement mandates that “a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.”  Compensation cost will now be recognized in the period in which it becomes likely that the performance target will be met.

The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 31, 2015.  Early adoption is permitted.  The Company will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

NOTE 8 — AGREEMENT AND PLAN OF MERGER

On March 2, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wintrust Financial Corporation (“Wintrust”), an Illinois corporation, and Wintrust Merger Sub LLC (“Merger Co.”), an Illinois limited liability company and wholly owned subsidiary of Wintrust. The Merger Agreement provides for, subject to the satisfaction or waiver of certain conditions, the acquisition of the Company by Wintrust for aggregate consideration intended to total $42,375,000, subject to certain adjustments as set forth in the Merger Agreement, as described further below.  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Merger Co. (the “Merger”), with Merger Co. as the surviving corporation in the Merger. The Merger Agreement also provides that, following the approval of certain amendments to the Company’s articles of incorporation by the Company’s stockholders, each outstanding share of the Company’s Series C preferred stock, Series D preferred stock and Series E preferred stock (collectively, the “Company Preferred Stock”) will automatically convert into shares of Company common stock immediately prior to the effective time of the Merger (the “Effective Time”), without any action on the part of the holder (the “Preferred

Stock Conversion”).  Pursuant to the Merger Agreement, in April 2015, each outstanding and unexercised option to acquire a share of CFS common stock was terminated, cancelled and redeemed by CFS, and no merger consideration will be exchanged therefor.

At the Effective Time, shares of Company common stock outstanding (including shares of Company Preferred Stock which will have been converted into Company common stock in connection with the Preferred Stock Conversion and excluding shares held by the Company and its subsidiary bank and dissenting shares) will be converted into the right to receive the merger consideration, which is intended to be paid approximately 50% in cash and approximately 50% in shares of Wintrust common stock. The total number of shares of Wintrust common stock to be issued to Company stockholders will be calculated by dividing $21,187,500 by the average, calculated for the ten trading day period ending on the second trading day preceding the closing date of the Merger, of the volume-weighted average price of Wintrust’s common stock for each trading day during such period (the “Wintrust Common Stock Price”); provided, however, that if the Wintrust Common Stock Price is less than $42.50, then the number of Wintrust common shares to be issued to Company stockholders will be 498,530, and if the Wintrust Common Stock Price is greater than $52.50, then the number of Wintrust common shares to be issued to Company stockholders shall be 403,572, subject in each case to adjustment as set forth in the Merger Agreement.  If the Company fails to achieve a specified adjusted net worth, calculated as set forth in the Merger Agreement, as of the closing, then the aggregate consideration to be paid to Company stockholders shall be reduced dollar-for-dollar by an amount equal to the amount of such shortfall, as set forth in the Merger Agreement.

The completion of the Merger is subject to certain closing conditions, including, among others, (i) the receipt of required regulatory approvals and expiration of required regulatory waiting periods; (ii) receipt of requisite approvals by the Company’s stockholders of the Merger and other transactions contemplated in the Merger Agreement, including the Preferred Stock Conversion; (iii) the absence of dissenting stockholders representing greater than 5% of the shares of outstanding common stock of the Company (including shares of Company Preferred Stock which will have been converted into Company common stock in connection with the Preferred Stock Conversion); (iv) the absence of certain litigation or orders; and (v) the filing by the Company with appropriate tax authorities of certain amendments to the Company’s consolidated federal and state income tax returns.

The Merger Agreement provides certain termination rights for both Wintrust and the Company and further provides that a termination fee of either $900,000 or $1,750,000, plus documented out-of-pocket expenses and costs not to exceed $325,000, will be payable by the Company upon termination of the Merger Agreement under certain circumstances. The Merger Agreement also provides that a termination fee of $900,000, plus documented out-of-pocket expenses and costs not to exceed $325,000, will be payable by Wintrust upon termination of the Merger Agreement under certain circumstances.

Additional information regarding the proposed merger transaction is available in the Registration Statement on Form S-4 filed with the SEC by Wintrust on May 5, 2015, which includes the preliminary proxy statement of the Company.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WINTRUST FINANCIAL CORPORATION,

WINTRUST MERGER SUB LLC

AND

COMMUNITY FINANCIAL SHARES, INC.

Dated as of March 2, 2015

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Term	Page

Aggregate Share Amount	3
Agreement	1
Amended Articles Supplementary	1
Articles of Incorporation	8
Articles of Merger	2
Articles Supplementary	8
Audited Balance Sheet	11
Audited Balance Sheet Date	11
Audited Financial Statements	11
Bank	4
Bank Board	13
Bank Subsidiary	7
Benefit Plans	24
BHCA	7
business day	55
CERCLA	22
Closing	6
Closing Balance Sheets	48
Closing Date	6
Code	1
Commission	11
Company	1
Company Board	10
Company Certifying Officers	12
Company Common Stock	3
Company Common Stock Outstanding	3
Company Option Plan	6
Company Recommendation	41
Company Recommendation Change	41
Company SEC Documents	11
Company Stock Certificate	3
Company Stockholder Approval	47
Company Subsidiaries	8
Company Takeover Proposal	43
Confidentiality Agreement	37
Conversion Fund	4
CRA	23
Dissenting Shares	6
Effective Time	2
Employees	23
Encumbrances	14
Environmental Laws	22
ERISA Affiliate	24
ERISA Plans	24
Exchange Act	11
Exchange Agent	4
FDIC	23

A-v

Federal Reserve	32
Federal Reserve Application	32
Financial Statements	11
GAAP	7
Governmental Authority	10
Hazardous Materials	22
IDFPR	23
IL Articles of Merger	1
IL SOS	2
Intellectual Property	27
Interim Balance Sheet	11
Interim Financial Statements	11
Investment Securities	17
IRS	25
IT Assets	28
knowledge	55
Licenses	18
Loans	13
Maryland Act	1
Material Adverse Effect	7
Material Contracts	15
MD Articles of Merger	2
MDAT	1
Merger	1
Merger Co.	1
Merger Consideration	2
Minimum Adjusted Net Worth	48
NASDAQ	39
Option Termination Agreement	6
Ordinary Course of Business	13
OREO	14
Outstanding Company Option	6
Party, Parties	1
PBGC	26
Per Share Cash Consideration	2
Per Share Merger Consideration	2
Per Share Stock Consideration	2
Permitted Encumbrances	14
Person	8
Prior Company Bidders	40
Proxy Statement	38
RCRA	22
Real Property	14
Regulatory Reports	23
Release	22
Representative	43
Sarbanes-Oxley Act	13
Securities Act	11
Stockholders’ Meeting	38
Superior Company Proposal	43
Surveys	39

A-vi

Surviving Company	1
Tax, Taxes	19
Tax Returns	19
Title Commitments	39
Title Defect Notice	39
Title Defects	39
Title Endorsements	39
Title Insurer	39
Title IV Plan	26
Title Policies	40
Trust Subsidiary	7
Volcker Rule	17
VWAP	3
Wintrust	1
Wintrust Common Stock	2
Wintrust Common Stock Price	3
Wintrust Regulatory Reports	34
Wintrust SEC Documents	32
Written Objection	6

A-vii

EXHIBITS

Exhibit A	Voting Agreement
Exhibits B-1, B-2, B-3	Forms of Amended Articles Supplementary
Exhibit C	Form of Option Termination Agreement
Exhibits D-1, D-2	Forms of Opinion of Company Counsel
Exhibit E	Form of Opinion of Wintrust Counsel

A-viii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of the 2nd day of March, 2015, by and among WINTRUST FINANCIAL CORPORATION, an Illinois corporation (“Wintrust”), WINTRUST MERGER SUB LLC, an Illinois limited liability company and wholly owned subsidiary of Wintrust (“Merger Co.”), and COMMUNITY FINANCIAL SHARES, INC., a Maryland corporation (the “Company”).  Wintrust, Merger Co. and the Company are each referred to in this Agreement as a “Party” and collectively in this Agreement as the “Parties.”

RECITALS

WHEREAS, the boards of directors of Wintrust and the Company and the board of managers of Merger Co. have approved and declared it advisable and in the best interests of the Parties and their respective stockholders (in the case of Wintrust and the Company) and sole member (in the case of Merger Co.) to effect a reorganization, whereby the Company will merge with and into Merger Co., in the manner and on the terms and subject to the conditions set forth in ARTICLE I (the “Merger”), as a result of which the Surviving Company (as defined below) will become a wholly owned subsidiary of Wintrust;

WHEREAS, for federal income tax purposes the Parties desire and intend that the Merger qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code; and

WHEREAS, certain stockholders of the Company have entered into a Voting Agreement, a copy of which is attached hereto as Exhibit A, by which they agree to vote in favor of this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1                               The Merger.  Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as defined in Section 1.10) and in accordance with the Illinois Limited Liability Company Act (the “Illinois Act”) and the Maryland General Corporation Law (the “Maryland Act”), the Company shall be merged with and into Merger Co., whereupon the separate corporate existence of the Company shall cease, and Merger Co. shall continue as the entity surviving the Merger (the “Surviving Company”).

1.2                               Effective Time.

(a)                                 On the Closing Date, the Company will cause articles of amendment to the Articles of Incorporation (as defined in Section 2.2), in the forms attached as Exhibits B-1, B-2 and B-3 (collectively, the “Amended Articles Supplementary”), to be filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “MDAT”), as provided in the Maryland Act.

(b)                                 Immediately after the filing of the Amended Articles Supplementary, the Parties will cause (i) articles of merger (the “IL Articles of Merger”) to be executed and filed with and accepted for record by the Secretary of State of the State of Illinois (the “IL SOS”) and (ii) articles of merger (the “MD Articles of Merger”, and, together with the IL Articles of Merger, the “Articles of Merger”) to be executed and filed with and accepted for record by the MDAT, as provided in the Illinois Act and the Maryland Act, as applicable.  The Merger shall become effective on the date and time (referred to as the “Effective Time”) at which the Articles of Merger have both been duly filed with and accepted for record by the IL SOS and the MDAT, or at such other date and time as is agreed among the Parties and specified in the Articles of Merger (not to exceed 30 days from the date the Articles of Merger are accepted for record by each of the IL SOS and the MDAT).

1.3                               Effects of the Merger.  At and as of the Effective Time:

(a)                                 as a result of the Merger, the articles of organization and the operating agreement of Merger Co. shall be the articles of organization and the operating agreement of the Surviving Company;

(b)                                 the persons serving as managers of Merger Co. shall comprise the board of managers of the Surviving Company, and the officers of Merger Co. shall be the officers of the Surviving Company, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal;

(c)                                  the Merger shall have the effects set forth in Sections 37-20 and 37-30 of the Illinois Act and Section 3-114 of the Maryland Act;

(d)                                 the limited liability company interests of Merger Co. issued and outstanding and held by Wintrust immediately prior to the Effective Time shall remain the only issued and outstanding limited liability company interests of the Surviving Company; and

(e)                                  the manner and basis of converting shares of Company Common Stock Outstanding (as defined below) in the Merger, and the treatment of any shares of Company Common Stock not to be converted in the Merger is set forth in Section 1.4.

1.4                               Merger Consideration; Conversion of Shares.

(a)                                 Merger Consideration.  The aggregate consideration to be paid in the Merger (the “Merger Consideration”) shall be $42,375,000, subject to adjustment pursuant to Section 6.10(b).  The Merger Consideration is intended to be paid fifty percent (50%) in cash and fifty percent (50%) in shares of common stock, no par value per share, of Wintrust (“Wintrust Common Stock”), as determined in accordance with this Section 1.4.

(b)                                 “Per Share Merger Consideration” shall mean the following:

(i)                                     an amount of cash equal to (A) the product obtained by multiplying (I) the Merger Consideration by (II) 0.5, with the resultant amount divided by (B) the number of shares of Company Common Stock Outstanding (as defined below), rounded to the nearest $0.01 (the “Per Share Cash Consideration”); plus

(ii)                                  a number of shares of Wintrust Common Stock equal to (A) the quotient obtained by dividing (I) the Aggregate Share Amount (as defined below) by (II) the number of shares of Company Common Stock Outstanding, multiplied by (B) 0.5, such product rounded to the nearest thousandth of a share (0.001) (the “Per Share Stock Consideration”).

(c)                                  The “Aggregate Share Amount” shall be determined as follows:

(i)                                     If the Wintrust Common Stock Price (as defined below) is at least $42.50 and no more than $52.50, the Aggregate Share Amount shall be the number of shares of Wintrust Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (A) the Merger Consideration by (B) the Wintrust Common Stock Price;

(ii)                                  If the Wintrust Common Stock Price is less than $42.50, the Aggregate Share Amount shall be equal to the number of shares of Wintrust Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing the Merger Consideration by $42.50; and

(iii)                               If the Wintrust Common Stock Price is greater than $52.50, the Aggregate Share Amount shall be equal to the number of shares of Wintrust Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing the Merger Consideration by $52.50.

(d)                                 For purposes of this ARTICLE I:

(i)                                     “Company Common Stock Outstanding” shall mean the number of shares of common stock of the Company, $0.01 par value per share (“Company Common Stock”), issued and outstanding upon the filing of the Amended Articles Supplementary in accordance with Section 1.2(a), immediately prior to the Effective Time.

(ii)                                  “Wintrust Common Stock Price” shall mean the mathematical average, calculated for the ten trading day period ending on the second trading day preceding the Closing Date, of the volume-weighted average price (“VWAP”) of a share of Wintrust Common Stock for each trading day during such period as displayed under the heading “Bloomberg VWAP” on the Bloomberg Page for Wintrust (or its equivalent successor page if such page is not available).  If the Bloomberg Page or the Bloomberg VWAP is not available for a trading day, “VWAP” shall mean the volume-weighted average price of a share of Wintrust Common Stock for such trading day, as determined by a nationally recognized investment banking firm retained by Wintrust based on available trading information for shares of Wintrust Common Stock.

(e)                                  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Company Common Stock Outstanding (other than shares of Company Common Stock or Company Preferred Stock to be cancelled pursuant to Section 1.5 and Dissenting Shares (as defined in Section 1.8), shall be converted into the right to receive the Per Share Merger Consideration and thereupon shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.  Each certificate (or equivalent written record such as shares held in book-entry format) previously representing any such share of Company Common Stock or Company Preferred Stock (a “Company Stock Certificate”) (other than shares cancelled pursuant to Section 1.5 and Dissenting Shares) shall thereafter represent only the right to receive, upon surrender of such certificate in accordance with Section 1.6(c), the Per Share Merger Consideration (and cash in lieu of any fractional shares in accordance with Section 1.7).  The holders of any Company Stock Certificates previously representing such shares of Company Common Stock immediately prior to the Effective Time or Company Preferred Stock shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by law.

(f)                                   If, between the date of this Agreement and the Effective Time, shares of Wintrust Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, then the number of shares of Wintrust Common Stock issued to holders of Company Common Stock Outstanding at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted so that the number of such shares of Wintrust Common Stock (or such class of shares into which shares of Wintrust Common Stock have been changed) that will be issued in exchange for the shares of Company Common Stock Outstanding in accordance with this Section 1.4 will equal in number of such shares that the holders of Company Common Stock Outstanding would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefore had been immediately following the Effective Time.

(g)                                  Notwithstanding the foregoing, the Merger Consideration is subject to adjustment pursuant to Section 6.10(b).  In the event the Closing Balance Sheet of the Company reflects the Company’s stockholders’ equity at less than the Minimum Adjusted Net Worth applicable to the Company, the Merger Consideration shall be reduced dollar-for-dollar by an amount equal to the amount of such shortfall.  Any such reduction shall be allocated equally to the cash and stock portions of the Per Share Merger Consideration to be paid pursuant to Section 1.4(b).

1.5                               Cancellation of Shares.  At the Effective Time, each share of Company Common Stock held by the Company or Community Bank-Wheaton/Glen Ellyn, an Illinois state bank and wholly owned subsidiary of the Company (the “Bank”) (other than in a fiduciary capacity), if any, immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no Per Share Merger Consideration shall be exchanged therefor.

1.6                               Exchange of Certificates.

(a)                                 At or prior to the Effective Time, Wintrust shall authorize the issuance of and shall deposit with or make available to American Stock Transfer & Trust Company, LLC, Wintrust’s Exchange Agent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this ARTICLE I, (i) a sufficient number of shares of Wintrust Common Stock, to be issued by book-entry transfer, for payment of the Per Share Stock Consideration pursuant to Section 1.4(b)(ii), (ii) sufficient cash for payment of the Per Share Cash Consideration pursuant to Section 1.4(b)(i), and (iii) sufficient cash for payment of cash in lieu of any fractional shares of Wintrust Common Stock in accordance with Section 1.7.  Such amount of cash and shares of Wintrust Common Stock, together with any dividends or other distributions with respect thereto paid after the Effective Time, are referred to as the “Conversion Fund.”  Wintrust shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)                                 Within three (3) business days after the Closing Date, Wintrust shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock a letter of transmittal in form and substance satisfactory to Wintrust, which shall specify, among other things, that delivery shall be effected, and risk of loss and title to any Company Stock Certificates shall pass, only upon delivery of Company Stock Certificates representing such shares to the Exchange Agent, together with instructions for use in effecting the surrender of the Company Stock Certificates pursuant to this Agreement.

(c)                                  Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Per Share Stock Consideration and the Per Share Cash Consideration deliverable in accordance with Section 1.4 in respect of the shares of Company Common Stock Outstanding represented by such Company Stock Certificate;

thereupon such Company Stock Certificate shall forthwith be cancelled.  No interest will be paid or accrued on the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(d)                                 After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Company Preferred Stock that were issued and outstanding immediately prior to the Effective Time.

(e)                                  No dividends or other distributions declared with respect to Wintrust Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder of the shares of Company Common Stock Outstanding represented by such certificate shall surrender such Company Stock Certificate in accordance with this ARTICLE I.  Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Wintrust Common Stock into which the shares of Company Common Stock Outstanding represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 1.4.  No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Wintrust Common Stock into which such holder’s Company Common Stock Outstanding shall have been converted.

(f)                                   Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Company, or its successors in interest.  Any stockholders of the Company who have not theretofore complied with this ARTICLE I shall thereafter look only to the Surviving Company, or its successors in interest, for the issuance of the Per Share Stock Consideration, the payment of the Per Share Cash Consideration and the payment of cash in lieu of any fractional shares deliverable in respect of such holder’s shares of Company Common Stock Outstanding, as well as any accrued and unpaid dividends or other distributions on such Per Share Stock Consideration.  Notwithstanding the foregoing, none of Wintrust, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock or Company Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)                                  In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE I, the Per Share Cash Consideration, the Per Share Stock Consideration and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement.

1.7                               No Fractional Shares.  Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Wintrust Common Stock shall be issued as Per Share Stock Consideration in the Merger.  Each holder of shares of Company Common Stock Outstanding who would otherwise be entitled to receive a fractional share of Wintrust Common Stock pursuant to this ARTICLE I shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Wintrust Common Stock Price by the fractional share of Wintrust Common Stock to which such former holder would otherwise be entitled.

1.8                               Dissenting Shares.  Any holder of record of shares of Company Common Stock, including former holders of Company Preferred Stock converted into Company Common Stock immediately prior to the Merger, otherwise entitled to receive the Per Share Merger Consideration in exchange for each of such holder’s shares of Company Common Stock Outstanding shall be entitled to demand and receive payment in cash of the fair value for such holder’s shares of Company Common Stock or Company Preferred Stock as specified in Sections 3-202 through 3-203 of the Maryland Act if the holder fully complies with the requirements specified therein (such shares hereinafter referred to as “Dissenting Shares”), including filing with the Company a written objection to the Merger at or before the Stockholder’s Meeting (a “Written Objection”).  No holder of Dissenting Shares shall, after the Effective Time, be entitled to receive any shares of Wintrust Common Stock or any payment of the Per Share Merger Consideration pursuant to this Agreement, or be entitled to vote for any purpose or receive any dividends or other distributions with respect to such Wintrust Common Stock; provided, however, that shares of Company Common Stock or Company Preferred Stock held by a dissenting stockholder who subsequently withdraws a demand for payment, fails to comply with the requirements of Sections 3-202 through 3-203 of the Maryland Act, or otherwise fails to establish the right of such stockholder to receive payment in cash of the fair value of such stockholder’s shares under the Maryland Act shall be deemed to be converted into the right to receive the Per Share Merger Consideration in exchange for each such share, upon surrender of the certificate or certificates that formerly represented such Dissenting Shares in the manner set forth in Section 1.6.

1.9                               Company Stock Options.  Prior to the Closing Date, each option granted by the Company under the terms of the Community Financial Shares, Inc. Non-Qualified Stock Option Plan, as amended (the “Company Option Plan”), to purchase Company Common Stock that is outstanding and unexercised as of the date of this Agreement (an “Outstanding Company Option”) shall be terminated and cancelled and redeemed by the Company, and no Per Share Merger Consideration shall be exchanged therefor.  The Company shall grant no further options or purchase rights of any kind under the Company Option Plan, which the Company shall cause to be terminated effective as of the Effective Time.  The Company shall provide to Wintrust, not less than five (5) business days prior to the Closing Date, copies of an agreement in the form of Exhibit C attached hereto (the “Option Termination Agreement”), executed by each of the holders of Outstanding Company Options, acknowledging their agreement and consenting to the termination, cancellation and redemption of their Outstanding Company Options in accordance with this Section 1.9.  Schedule 1.9 contains a complete and accurate list of all holders and amounts of Outstanding Company Options.

1.10                        Closing.  The consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held on the fifth (5th) business day following the date on which all of the conditions set forth in ARTICLE VI and ARTICLE VII have been satisfied, or on such other date as the Parties may mutually agree (the “Closing Date”).  In the event of the filing of any motion for rehearing or any appeal from the decision of any regulatory authority approving the transactions contemplated in this Agreement or any legal proceedings of the type contemplated by Sections 6.5 or 7.5, Wintrust or the Company may postpone the Closing by written notice to the other parties until such approvals have been obtained or such motion, appeal or litigation has been resolved, but in no event shall such Closing be postponed beyond the close of business on September 30, 2015 (except as may be extended pursuant to Section 9.2(b)) without the consent of the boards of directors of Wintrust and the Company.  The Closing shall take place at 10:00 a.m., local time, on the Closing Date at the offices of Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois, or at such other place and time upon which the Parties may agree.

ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as set forth in the specific Schedule relating to a specific and corresponding Section below, the Company hereby represents and warrants to Wintrust as of the date hereof and as of the Closing Date as follows:

2.1                               Organization.

(a)                                 The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the corporate power and authority to own its properties and to carry on its business as presently conducted.  The Company is duly qualified and in good standing as a foreign corporation in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company.  As used in this Agreement, “Material Adverse Effect” shall mean changes, developments, occurrences or events having a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company, the Bank, the Trust Subsidiary (as defined below) or the Bank Subsidiary (as defined below) referenced in such usage; provided, however, that “Material Adverse Effect” shall not be deemed to include the effects of (i) changes after the date hereof in general United States or global business, political, economic or market (including capital or financial markets) conditions, (ii) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism, (iii) changes or proposed changes after the date hereof in United States generally accepted accounting principles (“GAAP”) or authoritative interpretations thereof, (iv) changes or proposed changes after the date hereof in applicable law (in the case of each of these clauses (i), (ii), (iii) or (iv), other than changes, developments occurrences or events to the extent that they have or would reasonably be expected to have a materially disproportionate adverse effect on the assets, liabilities, business or results of operations of the Company, the Bank, the Trust Subsidiary or the Bank Subsidiary  referenced in such usage), (v) the negotiation, execution or announcement of the Merger or this Agreement; or (vi) any actions by the Parties as required or contemplated by this Agreement or taken with the consent of the other Parties.

(b)                                 The Bank is a state bank, duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the State of Illinois, and has the requisite power and authority to own its properties and to carry on its business as presently conducted.

(c)                                  Community Financial Shares Statutory Trust II (the “Trust Subsidiary”) is a Delaware statutory trust duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite power and authority to own its properties and to carry on its business as presently conducted.  The Trust Subsidiary does business solely as a statutory trust, and does not own or lease real or personal property, make investments, conduct the business of banking (including but not limited to extending credit and accepting deposits), employ individuals or engage independent contracts, own intellectual property, hold licenses or execute material contracts (other than applicable certificate of trust and trust agreements relating to the formation of the Trust Subsidiary).

(d)                                 WGE Properties, LLC (the “Bank Subsidiary”) is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Illinois, and has the power and authority to own its properties and to carry on its business as presently conducted.  The Bank Subsidiary is duly qualified and in good standing as a foreign entity in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Bank Subsidiary.  The Bank Subsidiary is a wholly owned subsidiary of the Bank.  The Bank Subsidiary has no employees or independent contractors nor has it ever had any employees or independent contractors.

(e)                                  The Bank, Trust Subsidiary and Bank Subsidiary are sometimes referred to collectively in this Agreement as the “Company Subsidiaries.”  Other than (i) the Company Subsidiaries, (ii) investments in Investment Securities (as defined in Section 2.14(a)) and (iii) securities owned in a fiduciary capacity, the Company does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any individual, corporation, association, partnership, trust, limited liability company, unincorporated organization or other entity or group (any such individual or entity, a “Person”), nor do any of the Company or the Company Subsidiaries have any outstanding contractual obligations to provide funds to, or to make any investment in, any Person, other than loan commitments by the Bank in the Ordinary Course of Business.

2.2                               Organizational Documents; Minutes and Stock Records.  The Company has disclosed in the Company SEC Documents (as defined in Section 2.7(a)) or furnished Wintrust with copies of the articles of incorporation of the Company (as amended and supplemented, the “Articles of Incorporation”) and bylaws of the Company, the charter and bylaws of the Bank, the certificate of trust and trust agreement of the Trust Subsidiary, and the articles of organization and operating agreement of the Bank Subsidiary, in each case as amended or supplemented as of the date of this Agreement, and with such other documents as requested by Wintrust relating to the authority of the Company, the Bank, the Trust Subsidiary and the Bank Subsidiary to conduct their respective businesses.  All such documents are complete and correct.  Except as set forth on Schedule 2.2, the stock registers, minute books and other applicable ownership records of the Company and each of the Company Subsidiaries are each complete, correct and accurately reflect, in each case in all material respects, all meetings, consents, and other actions of the organizers, incorporators, stockholders, board of directors, committees of the boards of directors, trustees, managers and members, as applicable, of the Company and each of the Company Subsidiaries, as applicable, and all transactions in each such entity’s capital stock or equity ownership occurring since the applicable initial date of organization, incorporation or formation of the Company and each of the Company Subsidiaries.

2.3                               Capitalization.

(a)                                 The Company.  The authorized capital stock of the Company consists of (i) 75,000,000 shares of Company Common Stock, $0.01 par value per share, of which 10,781,988 shares are issued and outstanding as of the date of this Agreement, and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”), of which an aggregate of 191,246 shares are issued and outstanding as of the date of this Agreement.  The Company is authorized to issue (i) 350,000 shares of Series C Convertible Noncumulative Perpetual Preferred Stock (the “Series C Preferred Shares”), of which 119,829 shares are issued and outstanding as of the date of this Agreement, (ii) 85,000 shares of Series D Convertible Noncumulative Perpetual Preferred Stock (the “Series D Preferred Shares”), of which 65,427 shares are issued and outstanding as of the date of this Agreement, and (iii) 15,000 shares of Series E Convertible Noncumulative Perpetual Preferred Stock (the “Series E Preferred Shares”), of which 5,990 shares are issued and outstanding as of the date of this Agreement.  The issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly and validly authorized and issued and are fully paid and non-assessable.  Except as set forth in Schedule 2.3(a) and the Articles of Incorporation including the Articles Supplementary for each of the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares (the “Articles Supplementary”), none of the shares of Company Common Stock or Company Preferred Stock are subject to any preferences, qualifications, limitations, restrictions or special or relative rights or privileges by contract or otherwise.  Each Series C Preferred Share, Series D Preferred Share and Series E Preferred Share is, in accordance with the applicable terms set forth in the Articles of Incorporation, and upon the filing of the Amended Articles Supplementary in accordance with Section 1.2(a) and immediately prior to the Effective Time will be, convertible into 100 shares of Company Common Stock.  Except for (i) the rights of the holders of Company Preferred Stock as set forth in the Articles of Incorporation and as otherwise set forth in Schedule 2.3(a), and (ii) the Outstanding Company Options under the Company Option Plan, there are no options, warrants, agreements, contracts, or other rights in existence to purchase, acquire or receive from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued.  Except for the Voting Agreement to be entered into concurrently with this Agreement or as otherwise set forth in Schedule 2.3(a), there are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in the Company.  Schedule 2.3(a) sets forth a true and complete list of all stockholders of record of the Company, indicating their name and address of record and number of shares of capital stock of the Company held by each such stockholder.

(b)                                 The Bank.  The authorized capital stock of the Bank consists of 460,000 shares of common stock, $8.3333333 par value per share, of which 338,589 shares are issued and outstanding, all of which are owned by the Company.  The issued and outstanding shares of common stock of the Bank have been duly and validly authorized and issued and are fully paid and non-assessable.  There are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Bank any shares of capital stock of the Bank, whether now or hereafter authorized or issued.  Other than the Bank Subsidiary and any Investment Securities (as defined in Section 2.14(a)) held by the Bank, the Bank does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

(c)                                  The Trust Subsidiary.  The entire authorized capital stock of the Trust Subsidiary is set forth on Schedule 2.3(c), all of the common securities of which are owned of record by the Company.  The issued and outstanding shares of capital stock of the Trust Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable.  There are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Trust Subsidiary any shares of capital stock of the Trust Subsidiary, whether now or hereafter authorized or issued.  The Trust Subsidiary does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

(d)                                 The Bank Subsidiary.  The entire authorized equity interests of the Bank Subsidiary is set forth on Schedule 2.3(d), all of which is owned of record by the Bank.  The issued and outstanding membership units of the Bank Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable.  There are no options, agreements, contracts, or other rights in existence to purchase or acquire from the Bank Subsidiary any membership units of the Bank Subsidiary, whether now or hereafter authorized or issued.  The Bank Subsidiary does not own, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

2.4                               Authorization; No Violation.

(a)                                 The Company has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the execution and delivery of the Amended Articles Supplementary.  The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and do not violate or conflict with the Articles of Incorporation, bylaws, the Maryland Act, or any applicable law, court order or decree to which the Company or any of the Company Subsidiaries is a party or subject, or by which the Company or any of the Company Subsidiaries or any of their respective properties are bound, and no other action on the part of the Company is necessary to authorize (i) the execution and delivery by the Company of this Agreement and (ii) the consummation by it of the transactions contemplated hereby, other than the requisite approval of the Merger by the stockholders of the Company.  The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which the Company, the Bank, the Trust Subsidiary, the Bank Subsidiary or any of their respective properties are bound.  This Agreement, when executed and delivered, and subject to the consents and regulatory approvals described in Section 2.5, will be a valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

(b)                                 The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement and the other agreements referenced herein or attached hereto, (ii) approving the Merger and the other transactions contemplated hereby including the filing of the Amended Articles Supplementary, (iii) determining that the terms of the Merger and such other transactions are in the best interests of the Company and its stockholders and (iv) recommending that the Company’s stockholders approve this Agreement.  Such resolutions are sufficient to render the Maryland Business Combination Act inapplicable to Wintrust, Merger Co., the Merger, this Agreement and the other agreements contemplated hereby.  Other than the appraisal rights contemplated by Section 1.8, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover laws apply or purport to apply to this Agreement or any other agreement contemplated hereby, the Merger or any other transaction contemplated hereby.

(c)                                  The only votes of holders of any class or series of Company Common Stock or Company Preferred Stock necessary to approve this Agreement, the Merger and the Amended Articles Supplementary are: (i) the holders of two-thirds of the outstanding shares of Company Common Stock and Series C Preferred Shares (voting together with the Company Common Stock on an as-converted basis) approving (A) the Merger, this Agreement and the transactions contemplated hereby and (B) the amendments contemplated by each of the Amended Articles Supplementary; (ii) the holders of a majority of the outstanding shares of Common Stock approving the amendments contemplated by the Amended Articles Supplementary with respect to the Series C Preferred Shares; (iii) the holders of a majority of the outstanding Series C Preferred Shares approving (A) the Merger, this Agreement and the transactions contemplated hereby and (B) the amendments contemplated by the applicable Amended Articles Supplementary; (iv) the holders of a majority of the outstanding Series D Preferred Shares approving (A) the Merger, this Agreement and the transactions contemplated hereby and (B) the amendments contemplated by the applicable Amended Articles Supplementary; and (v) the holders of a majority of the outstanding Series E Preferred Shares approving (A) the Merger, this Agreement and the transactions contemplated hereby and (B) the amendments contemplated by the applicable Amended Articles Supplementary  The affirmative vote of the holders of Company Common Stock or Company Preferred Stock, or any of them, is not necessary to approve any other agreement contemplated hereby or consummate any transaction other than the Merger and the Articles Supplementary.

2.5                               Consents and Approvals.  No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Authority”) or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the

Merger and the transactions contemplated hereby by, including the execution and delivery of the Amended Articles Supplementary, except for (a) those third-party consents, approvals, filings or registrations set forth on Schedule 2.5, (b) the filing by Wintrust of the Federal Reserve Application (as defined in Section 3.4), (c) the filing of the Amended Articles Supplementary with the MDAT under the Maryland Act, (d) the filing of the IL Articles of Merger with the IL SOS under the Illinois Act and the MD Articles of Merger with the MDAT under the Maryland Act, (e) the approval of this Agreement, the Merger and the Amended Articles Supplementary by the requisite vote of the stockholders of the Company, and (f) the filing by Wintrust of the Registration Statement (as defined in Section 4.4(b) and the filing with the Commission of such reports under the Exchange Act as may be required in connection herewith.

2.6                               Financial Statements.  Schedule 2.6 sets forth true and complete copies of the following financial statements (collectively, the “Financial Statements”): (a) the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2012 and 2013 and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; (b) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2013 (the “Audited Balance Sheet,” and such date, the “Audited Balance Sheet Date”) and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal year then ended (the “Audited Financial Statements”); and (c) the unaudited consolidated interim balance sheet of the Company and the Company Subsidiaries as of December 31, 2014 (the “Interim Balance Sheet”) and the related statements of income and changes in stockholders’ equity for the twelve-month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”).  The Financial Statements attached as Schedule 2.6 (other than the Interim Balance Sheet) are identical in substance to those included in the Company SEC Documents (as defined in Section 2.7(a)).  The Financial Statements are complete and correct and have been prepared in conformance with GAAP applied on a consistent basis throughout the periods involved and the published rules and regulations of the Securities and Exchange Commission (the “Commission”) with respect thereto.  Each balance sheet (including any related notes) included in the Financial Statements presents fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and each income statement (including any related notes) and statement of cash flow included in the Financial Statements presents fairly in all material respects the consolidated results of operations and cash flow, respectively, of the Company and the Company Subsidiaries for the period set forth therein; provided, however, that the Interim Financial Statements contain all adjustments necessary for a fair presentation, subject to normal, recurring year-end adjustments (which adjustments will not be, individually or in the aggregate, material), and lack footnotes.  Each of the audited Financial Statements has been certified by the Company’s independent auditor, who has expressed an unqualified opinion on such Financial Statements, and each of the unaudited or Interim Financial Statements has been certified by the Company’s chief executive officer and principal accounting officer.  Except as set forth on Schedule 2.6, the books, records and accounts of each of the Company and the Company Subsidiaries accurately and fairly reflect, in reasonable detail and in all material respects, all transactions and all items of income and expense, assets and liabilities and accruals relating to the Company and the Company Subsidiaries, as applicable.

2.7                               Company SEC Documents.

(a)                                 Since January 1, 2014, the Company has timely filed all registration statements and other material reports and documents (including any amendments thereto) required to be filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission (the “Company SEC Documents”), and all such Company SEC Documents have complied in all material respects, as of their respective filing dates and effective dates, and the date of the most recent amendment thereto, as the case may be, with all applicable requirements of the Securities Act or the Exchange Act.  As of their respective filing and effective dates, and the date of the most recent amendment thereto, none of the Company SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 With respect to each Company SEC Document that is a report on Form 10-K or 10-Q or an amendment thereto:

(i)                                     the chief executive officer and chief financial officer of the Company (the “Company Certifying Officers”) reviewed such report or amendment before its filing with the Commission;

(ii)                                  based on the knowledge of the Company Certifying Officers, such report or amendment does not contain any untrue statement of any material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period covered by such report or amendment;

(iii)                               based on the knowledge of the Company Certifying Officers, the financial statements, and other financial information included in such report or amendment, fairly present in all material respect the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in such report or amendment;

(iv)                              the Company Certifying Officers are responsible for establishing and maintaining disclosure controls and procedures (as such terms are defined in Rule 13a 14(c) under the Exchange Act) for the Company and have: (i) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which such report or amendment was being prepared; (ii) evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days before the filing date of such report or amendment; and (iii) presented in such report or amendment their conclusions about the effectiveness of the Company’s disclosure controls and procedures;

(v)                                 the Company Certifying Officers have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board: (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified to the Company’s auditors any material weaknesses in the Company’s internal controls; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls;

(vi)                              the Company Certifying Officers have indicated in such report or amendment whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective action with respect to significant deficiencies and material weaknesses; and

(vii)                           Schedule 2.7(b)(vii) summarizes all matters disclosed by the Certifying Officers in accordance with clause (v) above.

(c)                                  Since January 1, 2013, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  The Company has delivered to Wintrust copies of all material written correspondence sent to or received from the Commission by the Company or any Company Subsidiary or their respective counsel or accountants since January 1, 2013.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the Commission staff with respect to the Company SEC Reports.  To the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing Commission review.  To the knowledge of the Company, there are no Commission inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of the Company.  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of the Company Subsidiaries has made, arranged, modified (in any material way) or forgiven personal loans to any executive officer or director of the Company.

(d)                                 Since January 1, 2013, neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices.

(e)                                  None of the Company Subsidiaries is, or has at any time has been, subject to the reporting requirements of Sections 13(a), 14(a) or 15(d) of the Exchange Act.

2.8                               No Undisclosed Liabilities.  None of the Company or the Company Subsidiaries has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Financial Statements, (b) as and to the extent arising under contracts, commitments, transactions, or circumstances identified in the Schedules provided for herein, excluding any liabilities for breaches thereunder by the Company or any of the Company Subsidiaries, and (c) liabilities, not material in the aggregate and incurred in the Ordinary Course of Business, which, under GAAP, would not be required to be reflected on a balance sheet prepared as of the date hereof.  An action taken in the “Ordinary Course of Business” shall mean an action taken in the ordinary course of business of the Company and each of the Company Subsidiaries, as applicable, in conformity with past custom and practice (including with respect to quantity and frequency) and where for such action to be taken, no separate authorization by the Company Board, the board of directors of the Bank (the “Bank Board”), the trustees of the Trust Subsidiary or the managers of the Bank Subsidiary, as applicable, is required.  Any liabilities incurred in connection with litigation or judicial, administrative or arbitration proceedings or claims against the Company, the Bank, the Trust Subsidiary or the Bank Subsidiary shall not be deemed to be incurred in the Ordinary Course of Business.

2.9                               Loans; Loan Loss Reserves.

(a)                                 Each outstanding loan, loan agreement, note, lease or other borrowing agreement (including any overdraft protection extensions of credit), any participation therein and any guaranty, renewal or extension thereof (collectively, “Loans”) reflected on the books and records of the Bank is evidenced by appropriate and sufficient documentation and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and by applicable laws which may affect the availability of equitable remedies.  No obligor named in any Loan has provided notice (whether written or, to the knowledge of the Company or the Bank, oral) to the Company or the Bank that such obligor intends to attempt to avoid the enforceability of any term of any Loan under any such laws or equitable remedies, and no Loan is subject to any valid defense, set-off, or counterclaim that has been threatened or asserted with respect to such Loan.  All Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens.  Neither the Company nor the Bank has entered into any stand-alone loan repurchase agreements.

(b)                                 The reserves for loan and lease losses shown on each of the balance sheets contained in the Financial Statements are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding (including accrued interest receivable) as of the applicable date of such balance sheet.  The aggregate loan balances of the Bank in excess of such reserves, in each case as shown on the Interim Balance Sheet, are, to the knowledge of the Company and the Bank, collectible in accordance with their terms.

2.10                        Properties and Assets.

(a)                                 Real Property.  Schedule 2.10(a) sets forth a complete and correct description of all real property owned by the Company, the Bank or the Bank Subsidiary or in which the Company, the Bank or the Bank Subsidiary has an interest (other than as a mortgagee) (the “Real Property”).  Except as set forth on Schedule 2.10(a), no real property or improvements are carried on the Company’s, the Bank’s or the Bank Subsidiary’s books and records as Other Real Estate Owned.  The Company, the Bank and the Bank Subsidiary own all Real Property used by them in the conduct of their respective businesses as such businesses are presently conducted.  Except as otherwise set forth on Schedule 2.10(a), the ownership of the Company, the Bank and the Bank Subsidiary in such Real Property is not subject to any mortgage, pledge, lien, option, conditional sale agreement, encumbrance, security interest, title exceptions or restrictions or claims or charges of any kind (collectively, “Encumbrances”), except for Permitted Encumbrances.  As used in this Agreement, “Permitted Encumbrances” shall mean (i) Encumbrances arising under conditional sales contracts and equipment leases with third parties under which the Company, the Bank, or the Bank Subsidiary is not delinquent or in default, (ii) carriers’, workers’, repairers’, materialmen’s, warehousemen liens’ and similar Encumbrances incurred in the Ordinary Course of Business, (iii) Encumbrances for taxes not yet due and payable or that are being contested in good faith and for which proper reserves have been established and reflected on the Interim Balance Sheet, (iv) minor exceptions or defects in title to real property or recorded easements, rights-of-way, building or use restrictions, covenants or conditions that in each case do not materially impair the intended use or operation thereof, (v) zoning and similar restrictions on the use of real property, and (vi) in the case of any leased assets, (A) the rights of any lessor under the applicable lease agreement or any Encumbrance granted by any such lessor and (B) any statutory lien for amounts not yet due and payable, or that are being contested in good faith and for which proper reserves have been established and reflected on the Interim Balance Sheet.  All material certificates, licenses and permits required for the lawful use and occupancy of any Real Property by the Company, the Bank or the Bank Subsidiary, as the case may be, have been obtained and are in full force and effect.  Except as set forth in Schedule 2.10(a), none of the Company or any of the Company Subsidiaries is the lessor or lessee of any real property.

(b)                                 Personal Property; Sufficiency of Assets.  Schedule 2.10(b) sets forth a complete and correct description of all tangible personal property owned by the Company, the Bank and the Bank Subsidiary, or used by the Company, the Bank and the Bank Subsidiary, and having book value reflected in the Interim Balance Sheet.  The Company, the Bank or the Bank Subsidiary, as applicable, has good, valid and insurable title to, or a valid leasehold interest in, all tangible and intangible assets used, intended or required for use by the Company, the Bank or the Bank Subsidiary in the conduct of their businesses, free and clear of any Encumbrances, except for Permitted Encumbrances, and all such tangible personal property is in good working condition and repair, normal wear and tear excepted.

2.11                        Material Contracts.  Schedule 2.11 lists all Material Contracts, true and complete copies of which have been delivered to Wintrust (other than Material Contracts described in Section 2.11(f) for which the Company has made available to Wintrust during the course of its due diligence investigation).  “Material Contracts” include every contract, commitment, or arrangement (whether written or oral) of a material nature (or that assumes materiality because of its continuing nature) under which the Company, the Bank or the Bank Subsidiary is obligated on the date hereof, including the following:

(a)                                 all agreements for consulting, professional, advisory, and other similar services, including engagement letters, and including contracts pursuant to which the Company, the Bank or the Bank Subsidiary performs services for others;

(b)                                 any contract for the sale of any asset or real or personal property of the Company, the Bank or the Bank Subsidiary (other than in the Ordinary Course of Business) or the grant of any preferential rights to purchase any assets or property of the Company, the Bank or the Bank Subsidiary or requiring consent of any party to the transfer thereof;

(c)                                  any contracts, commitments and agreements for the acquisition, development or disposition of real or personal property other than conditional sales contracts and security agreements whereunder total future payments are, in each instance, less than $75,000;

(d)                                 all contracts relating to the employment, engagement, compensation or termination of directors, officers, employees, consultants or agents of the Company, the Bank or the Bank Subsidiary, and all pension, retirement, profit sharing, stock option, stock purchase, stock appreciation, insurance or similar plans or arrangements for the benefit of any employees, officers or directors of the Company, the Bank or the Bank Subsidiary, including all Benefit Plans as defined in Section 2.22;

(e)                                  all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of the Company, the Bank or the Bank Subsidiary;

(f)                                   all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of any single borrower or related group of borrowers if the aggregate amount of all such loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness extended to such borrower or related group of borrowers exceeds $750,000;

(g)                                  all agreements, contracts, mortgages, loans, deeds of trust, leases, commitments, indentures, notes, instruments and other arrangements which are with officers or directors of the Company, the Bank or the Bank Subsidiary, any “affiliates” of the Company, the Bank or the Bank Subsidiary within the meaning of Section 23A of the Federal Reserve Act or any record or beneficial owner of 5% or more of Company Common Stock or Company Preferred Stock, or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. §215.2(m)) of any such person, excepting any ordinary and customary loans and deposits that comply with applicable banking regulations;

(h)                                 any contract involving total future payments by the Company, the Bank or the Bank Subsidiary of more than $75,000 or which requires performance by the Company, the Bank or the Bank Subsidiary beyond the first anniversary of the Closing Date, and that by its terms does not terminate or is not terminable by the Company, the Bank or the Bank Subsidiary, as applicable, without penalty within 30 days after the date of this Agreement;

(i)                                     except for provisions of the Articles of Incorporation and bylaws of the Company, the charter and bylaws of the Bank, or the articles of organization and operating agreement of the Bank Subsidiary, all contracts under which the Company, the Bank or the Bank Subsidiary has any obligation, direct, indirect, contingent or otherwise, to assume or guarantee any liability or to indemnify any person (other than in a fiduciary capacity and other than indemnification obligations contained in agreements entered into in the Ordinary Course of Business);

(j)                                    any contract granting an Encumbrance upon any assets or properties of the Company, the Bank or the Bank Subsidiary, other than collateral pledge agreements with municipalities in the Ordinary Course of Business;

(k)                                 any agreement providing for indemnification of any Person (other than the Company, the Bank or the Bank Subsidiary) with respect to liabilities relating to any current or former business of the Company, the Bank or the Bank Subsidiary, or any predecessor thereof (other than contained in agreements entered into in the Ordinary Course of Business);

(l)                                     any powers of attorney (other than those entered into in the Ordinary Course of Business or contained in agreements entered into in the Ordinary Course of Business);

(m)                             any confidentiality or non-disclosure agreement, other than customary agreements entered into in the Ordinary Course of Business;

(n)                                 any joint venture, partnership, marketing or similar agreements with any other Person; and

(o)                                 all other material contracts, made other than in the Ordinary Course of Business of the Company, the Bank or the Bank Subsidiary, to which either the Company, the Bank or the Bank Subsidiary is a party or under which either the Company, the Bank or the Bank Subsidiary is obligated.

2.12                        No Defaults.  Each of the Company, the Bank and the Bank Subsidiary has fulfilled and taken all action reasonably necessary to date to enable it to fulfill, when due, all of its material obligations under all Material Contracts to which it is a party.  There are no breaches or defaults by the Company, the Bank or the Bank Subsidiary under any Material Contract that could give rise to a right of termination or claim for material damages under such Material Contract, and no event has occurred that, with the lapse of time or the election of any other party, will become such a breach or default by the Company, the Bank or the Bank Subsidiary.  To the knowledge of the Company, the Bank and the Bank Subsidiary, no breach or default by any other party under any Material Contract has occurred or is threatened that will or could impair the ability of the Company, the Bank or the Bank Subsidiary to enforce any of its rights under such Material Contract.

2.13                        Conflict of Interest and Other Transactions.  Except as set forth in Schedule 2.13, no officer, director, trustee or manager of the Company or any of the Company Subsidiaries, or holder of 10% or more of the Company Common Stock or Company Preferred Stock or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. §215.2(m)) of such person: (a) has any direct or indirect ownership interest in (i) any entity which does business with, or is a competitor of, the Company, the Bank or the Bank Subsidiary (other than the ownership of not more than 1% of the outstanding capital stock of such entity if such stock is listed on a national securities exchange or market or is regularly traded in the over-the-counter market by a member of a national securities exchange or market) or (ii) any property or asset which is owned or used by the Company, the Bank or the Bank Subsidiary in the conduct of their respective businesses; or (b) has any financial, business or contractual relationship or arrangement with the Company, the Bank or the Bank Subsidiary, excluding any agreements and commitments entered into in respect of the Bank’s acceptance of deposits and investments or the making of any loans, in each case in the Ordinary Course of Business of the Bank.

2.14                        Investments.

(a)                                 Set forth on Schedule 2.14(a) is a complete and correct list and description as of January 31, 2015, of all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company, the Bank or the Bank Subsidiary, other than, with respect to the Bank, in a fiduciary or agency capacity (collectively, the “Investment Securities”).  Except as set forth on Schedule 2.14(a) with respect to each Investment Security, the Company, the Bank or the Bank Subsidiary has good and marketable title to all Investment Securities held by it, free and clear of all Encumbrances, except for Permitted Encumbrances and except to the extent such Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure the obligations on the Company or the Company Subsidiaries.   The Investment Securities are valued on the books of the Company, the Bank and the Bank Subsidiary in accordance with GAAP.  Except as set forth on Schedule 2.14(a) and as may be imposed by applicable securities laws, none of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company, the Bank or the Bank Subsidiary to dispose of such investment at any time.  With respect to all material repurchase agreements to which the Company, the Bank or the Bank Subsidiary is a party, the Company, the Bank or the Bank Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(b)                                 None of the Company, the Bank or the Bank Subsidiary has sold or otherwise disposed of any Investment Securities in a transaction in which the acquirer of such Investment Securities or other person has the right, either conditionally or absolutely, to require the Company, the Bank or the Bank Subsidiary to repurchase or otherwise reacquire any such Investment Securities.

(c)                                  There are no interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements to which the Company, the Bank or the Bank Subsidiary is bound.

(d)                                 Each of the Company, the Bank and the Bank Subsidiary has made a good faith effort to achieve compliance with 12 U.S.C. § 1851 and the regulations promulgated in connection therewith (the “Volcker Rule”).  To the knowledge of the Company, the Bank and the Bank Subsidiary, in the absence of the transactions contemplated hereby, continuing to hold the Investment Securities in their current form would not form the basis for an assertion of any violation of the Volcker Rule by any of the Company, the Bank or the Bank Subsidiary.

2.15                        Compliance with Laws; Legal Proceedings.

(a)                                 Except as set forth in Schedule 2.15(a), the Company and the Company Subsidiaries are each in compliance with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks, their holding companies and their subsidiaries or the business of banking or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the issuance, maintenance or redemption of trust preferred securities, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of the Company and the Company Subsidiaries, or the assets owned, used, occupied or managed by any of them, except for, with respect to each of (i) and (ii), matters concerning such compliance that would not be material to the Company or the Bank.

(b)                                 Each of the Company and the Company Subsidiaries holds all material licenses, certificates, permits, authorizations, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of its business and the ownership of its assets (collectively, “Licenses”), all such Licenses are in full force and effect, and none of the Company or any of the Company Subsidiaries has received any notice (whether written or, to the knowledge of the Company or the Bank, oral) of any pending or threatened action by any Governmental Authority to suspend, revoke, cancel or limit any License.

(c)                                  Except as set forth on Schedule 2.15(c), there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company or the Bank, threatened or contemplated against or affecting the Company or the Company Subsidiaries, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining the Company or the Company Subsidiaries from taking any action of any kind in connection with their respective business.  Except as set forth on Schedule 2.15(c), none of the Company or Company Subsidiaries has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the knowledge of the Company or the Bank, oral) of enforcement actions, or any criticism or recommendation of a material nature concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority, and none of the Company or the Company Subsidiaries has any reasonable basis for believing that any such notice or threat, criticism, recommendation or suggestion not otherwise disclosed herein is contemplated.

2.16                        Insurance.  Schedule 2.16 sets forth a complete and correct list of all policies of insurance in which the Company or any of the Company Subsidiaries is named as an insured party, which otherwise relate to or cover any assets, properties, premises, operations or personnel of the Company or the Company Subsidiaries, or which is owned or carried by the Company or the Company Subsidiaries.  All such policies are legal, valid, binding, enforceable and in full force and effect as of the date hereof and will continue in effect until Closing (or if such policies are cancelled or lapse prior to Closing, renewals or replacements thereof will be entered into in the Ordinary Course of Business).  No application for any such policies included a material misstatement or omission.  All premiums and costs with respect to such policies are set forth on Schedule 2.16 and have been paid to the extent due.  None of the Company or any of the Company Subsidiaries is in breach or default under any such policy, and no event has occurred which, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration, under such policy.  No claim currently is pending under any such policy involving an amount in excess of $75,000.  All material insurable risks in respect of the business and assets of the Company and the Company Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the size of the

Company and the Company Subsidiaries and the business and operations in which the Company and the Company Subsidiaries are engaged.  None of the Company or the Company Subsidiaries has received any notice (whether written or, to the knowledge of the Company and the Bank, oral) from any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

2.17                        Taxes.

(a)                                 Definitions.  For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (1) any and all U.S. federal, state, local and non-U.S. taxes, duties, fees, premiums, assessments, imposts, levies and tariffs imposed, assessed, reassessed or collected by any governmental entity, including all interest, penalties, fines, installments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any governmental entity in respect thereof, and including those related to, or levied on, or measured by, or referred to as, net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits, gross receipts, royalty, capital, capital gain, sales, goods and services, harmonized sales, use, value added, ad valorem, transfer, land transfer, real property,  capital stock, personal property, environmental, business, property development, occupancy, franchise, license, withholding, payroll, employment, employer health, health insurance, social services, education, all surtaxes, unemployment or employment insurance premiums, workers compensation payments, excise, severance, stamp, premium, escheat, or windfall profits, alternative or minimum taxes, customs duties, import and export taxes, countervail and anti-dumping, and registration fees, whether disputed or not and whether payable directly or by withholding and whether or not requiring the filing of a Tax Return; (2) any liability of the Company or any of the Company Subsidiaries for the Taxes described in clause (1) hereof arising as a result of being or ceasing to be a member of a consolidated, affiliated or combined group whether pursuant to Treasury Regulation §1.1502-6 (and any corresponding provision of state, local or foreign law) or otherwise; and (3) any liability for Taxes referenced in clauses (1) and (2) as a transferee, successor, guarantor, by contract or by operation of applicable laws or otherwise.

(b)                                 Tax Returns and Audits.

(i)                                     The Company and the Company Subsidiaries have each prepared and timely filed all material U.S. federal, state, local and non-U.S. returns, elections, notices, filings, declarations, forms, claims for refund, estimates, information statements, reports and other documents, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto (“Tax Returns”), with the appropriate governmental entity in all jurisdictions in which such Tax Returns are required to be filed relating to any and all Taxes concerning or attributable to the Company or any of the Company Subsidiaries, as applicable.  Except as provided on Schedule 2.17(b)(i), such Tax Returns have been prepared and completed in accordance with applicable legal requirements in all material respects.  Schedule 2.17(b)(i) lists all of the jurisdictions in which the Company and the Company Subsidiaries are required to file Tax Returns or pay Taxes.

(ii)                                  The Company and each of the Company Subsidiaries have duly and timely paid, or caused to be duly and timely paid, all Taxes that are due and payable by them (whether or not shown or required to be shown on any Tax Return).

(iii)                               Each of the Company and the Company Subsidiaries has duly and timely withheld or deducted all Taxes and other amounts required by applicable laws to be withheld or deducted by it, including Taxes and other amounts required to be deducted or withheld by it in respect of any amount paid or credited, or deemed to be paid or credited, by it to or for the account or benefit of any person, including any former or current Employees, officers or directors and any non-resident person, and has duly and timely remitted, or will duly and timely remit, as applicable, to the appropriate governmental entity such taxes and other amounts required by applicable laws to be remitted by it, for all periods ending on or prior to the Closing Date.

(iv)                              None of the Company or the Company Subsidiaries has entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time, including any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax, and none of the Company or the Company Subsidiaries is a beneficiary of any such extension of time, which will be outstanding and in effect on the Closing Date, within which (A) to file any Tax Return covering any Taxes for which the Company or any of the Company Subsidiaries may be liable; (B) to file any elections, designations or similar filings relating to Taxes for which the Company or any of the Company Subsidiaries may be liable; (C) the Company or any of the Company Subsidiaries may be required to pay or remit Taxes or amounts on account of Taxes; or (D) any governmental entity may assess, reassess, or collect Taxes for which the Company or any of the Company Subsidiaries may be liable.

(v)                                 No audit or other examination of any Tax Return of any of the Company or any of the Company Subsidiaries is in progress, nor has the Company or any of the Company Subsidiaries been notified in writing of any request for such an audit or other examination.

(vi)                              There are no liens on the assets of the Company or any of the Company Subsidiaries relating to or attributable to Taxes, except for inchoate tax liens that are attached by operation of law.

(vii)                           None of the Company or any of the Company Subsidiaries has been at any time a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(viii)                        Except as set forth in Schedule 2.17(b)(viii), none of the Company or any of the Company Subsidiaries (1) has ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated, combined, unitary or similar Tax Return (other than a group the common parent of which was the Bank or the Company), (2) owes any amount under any Tax sharing, indemnification, allocation or similar agreement, (3) has ever been a party to or bound by any agreement which has as its principal purpose Tax sharing, indemnification, allocation or similar agreement, contract plan or arrangement with the principal purpose of allocating or sharing the payment of, indemnity for or liability for Taxes that will not be terminated on the Closing Date without any future liability to the Bank, the Company, Wintrust or any of their respective subsidiaries, and (4) has any liability for the Taxes of any Person (other than the Bank) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(ix)                              No claim in writing has ever been made by any governmental entity in a jurisdiction in which the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries, as applicable, is or may be subject to Taxes in such jurisdiction.

(x)                                 None of the Company of the Company Subsidiaries has entered into, been a party to or otherwise participated (directly or indirectly) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under similar provisions of state, local or foreign Tax laws.

(xi)                              None of the Company or the Company Subsidiaries has applied for any Tax ruling which, if granted, would affect the computation of Tax liability of the Company or any of the Company Subsidiaries, as applicable, for any periods (or portions thereof) beginning on or after the Closing Date.

(xii)                           None of the Company or the Company Subsidiaries has agreed to make, or is not required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(xiii)                        There is no contract covering any current or former employee or current or former independent contractor of the Company or any of the Company Subsidiaries that, individually or collectively, could give rise to a payment by the Company or any of the Company Subsidiaries (or the provision by the Company or any of the Company Subsidiaries of any other benefits such as accelerated vesting) that would not be deductible by the Company or any of the Company Subsidiaries by reason of Code Section 280G or subject to an excise Tax under Code Section 4999 as a result of the transactions contemplated by this Agreement.  None of the Company or the Company Subsidiaries has any indemnity obligations for any excise Taxes imposed under Code Section 4999 or for any Taxes of any employee, including the Taxes under Code Section 409A.

(xiv)                       The Company and the Company Subsidiaries have disclosed on their Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of Taxes within the meaning of Code Section 6662.

2.18                        Environmental Laws and Regulations.

(a)                                 Except as set forth on Schedule 2.18, each of the Company and the Company Subsidiaries:

(i)                                     has had and now has all environmental approvals, consents, licenses, permits and orders required to conduct the business in which it has been or is now engaged; and

(ii)                                  has been and is in compliance in all material respects with all applicable Environmental Laws (as defined in Section 2.18(d)).

(b)                                 Except as set forth on Schedule 2.18:

(i)                                     there are no claims, actions, suits or proceedings pending or, to the knowledge of the Company or the Bank, threatened or contemplated against, or involving, the Company or any of the Company Subsidiaries, or any assets of any of the Company or the Company Subsidiaries, under any of the Environmental Laws (whether by reason of any failure to comply with any of the Environmental Laws or otherwise);

(ii)                                  no decree, judgment or order of any kind under any of the Environmental Laws has been entered against the Company or any of the Company Subsidiaries;

(iii)                               to the knowledge of the Company and the Bank, the Company and the Company Subsidiaries are in material compliance with applicable Environmental Laws;

(iv)                              to the knowledge of the Company and the Bank, there has been no Release of Hazardous Materials at or affecting the Real Property or any other property, in each case which has given or reasonably would be expected to give rise to liability of the Company or the Company Subsidiaries in excess of $75,000;

(v)                                 to the knowledge of the Company and the Bank, (A) there are no Hazardous Materials in the soils, groundwater or surface waters of the Real Property that exceed applicable clean-up levels under Environmental Laws and (B) no Real Property is currently listed on or proposed for listing on any listing on the United States Environmental Protection Agency’s National Priorities List or any other analogous state governmental list of properties or sites that require investigation, remediation or other response action under applicable Environmental Laws;

(vi)                              to the knowledge of the Company and the Company Subsidiaries, none of the Company or the Company Subsidiaries is or has ever:

(A)                               transported or disposed, or arranged for the transportation or disposal, either directly or indirectly through a sub-contractor, of a Hazardous Material, at any facility from which there is a release or threat of release or that is currently undergoing investigation, remediation or other response action under applicable Environmental Laws, or

(B)                               owned, operated, leased, subleased or, to the knowledge of the Company or the Bank, held a security interest in (1) any facility at which any Hazardous Materials were treated, stored in significant quantities, recycled, disposed or are or were installed or incorporated into the structure or (2) any real property on which such a facility is or was located.

(c)                                  To the knowledge of the Company and the Bank, there are no other facts, conditions or situations, whether now or heretofore existing, that could form the basis for any claim against, or result in any liability of, the Company or any of the Company Subsidiaries under any Environmental Law.

(d)                                 “Hazardous Materials” means (A) pollutants, contaminants, pesticides, petroleum or petroleum products, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous, or toxic wastes, substances, chemicals or materials which are considered to be hazardous or toxic under any Environmental Law, including any “hazardous substance” as defined in or under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Sec. 9601, et seq., as amended and reauthorized (“CERCLA”), and any “hazardous waste” as defined in or under the Resource Conservation and Recovery Act, 42 U.S.C., Sec. 6902, et seq. (“RCRA”), and all amendments thereto and reauthorizations thereof, and (B) any other pollutants, contaminants, hazardous, dangerous or toxic chemicals, materials, wastes or other substances, including any industrial process or pollution control waste or asbestos, which pose a risk to the health and safety of any person.

(e)                                  “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material), either on the Real Property or migrating from the Real Property onto another property, whether or not notification or reporting to any governmental authority was or is required, including any Release which is subject to Environmental Laws.

(f)                                   “Environmental Laws” means all applicable federal, state and local statutes, regulations, ordinances, rules and policies, all court and administrative orders and decrees, all arbitration awards, and the common law, which pertain to Hazardous Materials or protection of human health and safety.

2.19                        Community Reinvestment Act Compliance.  Neither the Company nor the Bank has received any notice of non-compliance with the applicable provisions of the Community Reinvestment Act (“CRA”) and the regulations promulgated thereunder, and the Bank has received a CRA rating of satisfactory or better from the Federal Deposit Insurance Corporation (“FDIC”) or other applicable Governmental Authority.  Neither the Company nor the Bank knows of any facts or circumstances which would cause the Bank to fail to comply with such provisions or the Bank to receive a rating less than satisfactory.

2.20                        Regulatory Reports.  Since January 1, 2013, the Company and the Company Subsidiaries have each timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the FDIC, the MDAT, the IL SOS, the Delaware Secretary of State, the Illinois Department of Financial and Professional Regulation (“IDFPR”) and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of the Company or any of the Company Subsidiaries (other than with respect to Company SEC Documents required to be filed with the Commission which are the subject of Section 2.7) (the “Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith.  As of their respective dates, the Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading.

2.21                        Employee Matters.

(a)                                 (i)  Neither the Company nor the Bank has entered into, nor is the Company or the Bank otherwise bound by, any collective bargaining agreements that are now in effect with respect to their employees nor has the Company or the Bank experienced any labor disturbance, slow-down, strike, lockout, material grievance, claim of unfair labor practices, or other dispute relating to any union or collective bargaining within the past three (3) years; (ii) there is no labor strike, labor dispute, or work slow-down, stoppage or lockout pending or, to the knowledge of the Company and the Bank, threatened against or affecting the Company or the Bank; (iii) to the knowledge of the Company and the Bank, no union organization campaign is threatened or in progress with respect to any of the employees of the Company or the Bank, and no question concerning representation exists respecting such employees; (iv) there is no unfair labor practice charge or complaint threatened or pending against the Company or the Bank before the National Labor Relations Board; and (v) neither the Company nor the Bank has agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of the employees of the Company or the Bank.  Neither the Company nor the Bank has committed any unfair labor practice.  To the knowledge of the Company and the Bank, (1) no event has occurred or circumstance exists that could provide the basis for any work slow-down or stoppage or other labor dispute and (2) there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or the Bank.

(b)                                 Schedule 2.21(b) sets forth the name, job title and date of commencement of employment with respect to each employee of the Company and the Bank (the “Employees”).

(c)                                  The Company and the Bank have complied and are in compliance in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices; (iii) occupational health and safety standards; (iv) employment taxes, deductions, reporting and licensure requirements, and (v) plant closing, mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower laws, driver regulations, and other employment laws, regulations and ordinances.  The Company and the Bank are in material compliance with the Immigration Reform and Control Act of 1986 and maintain a current Form I-9, as required by such Act, in the personnel file of each employee hired after November 9, 1986 and the Company and the Bank have verified that each and every employee who is currently working in the United States is eligible to work in the United States.

(d)                                 All employees of the Company and the Bank have been or will have been on or before the Closing, paid in full by the Company or the Bank, as applicable, for all earned wages, salaries, commissions, bonuses (including any bonuses or incentive compensation related to the transactions contemplated by this Agreement), vacation pay, sick pay, and other compensation for all services performed by such employees up to and including the Closing or any such unpaid amounts existing at the time of the Closing will be properly reflected in the Closing Balance Sheet.  All independent contractors who have worked for the Company or the Bank at any time are and have been properly classified as independent contractors pursuant to all applicable regulations.  The Company and the Bank have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to their respective employees and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.  To the knowledge of the Company and the Bank, no officer of either the Company or the Bank intends to terminate employment with the Company or the Bank prior to or following the Closing.

(e)                                  The Trust Subsidiary and the Bank Subsidiary do not have, nor have the Trust Subsidiary or Bank Subsidiary ever had, any employees.

2.22                        Employee Benefit Plans.

(a)                                 Schedule 2.22(a) includes a complete and correct list of each employee welfare benefit plan and employee pension benefit plan within the meaning of ERISA Sections 3(1) and 3(2), respectively (the “ERISA Plans”), each compensation, consulting, employment or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees of the Company or the Bank which the Company or the Bank maintain or contribute to (or, with respect to any employee pension benefit plan has maintained or contributed to since the date of its incorporation) or to which the Company or the Bank is a party or by which it is otherwise bound (collectively, together with the ERISA Plans, the “Benefit Plans”).  Neither the Company nor the Bank has, and has ever had, an affiliate that would be treated as a single employer together with the Company or the Bank (an “ERISA Affiliate”) under Section 414 of the Code other than the Company and the Bank with respect to each other.  The Company previously has delivered to Wintrust true and complete copies of the following with respect to each Benefit Plan: (i) copies of each Benefit Plan, and all related plan descriptions; (ii) the last three years’ Annual Returns on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iii) other material plan documents.  In addition, the Company has delivered to Wintrust true and complete copies of the following:

(i)                                     all contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors that relate to any Benefit Plan;

(ii)                                  all notices and other communications that were given by the Company, the Bank or any Benefit Plan to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (“PBGC”), or any participant or beneficiary, pursuant to applicable law, within the four years preceding the date of this Agreement;

(iii)                               all notices or other communications that related to the Company, the Bank or any Benefit Plan that were given by the IRS, the PBGC, or the Department of Labor to the Company, the Bank or any Benefit Plan within the four years preceding the date of this Agreement; and

(iv)                              with respect to Benefit Plans subject to ERISA Title IV, the Form PBGC-1 filed for each of the three most recent plan years.

(b)                                 Except as set forth in Schedule 2.22(b), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of the Company or the Bank under any Benefit Plan or any other increase in the liabilities of the Company or the Bank under any Benefit Plan as a result of the transactions contemplated by this Agreement.

(c)                                  Neither the Company nor the Bank maintains or participates, nor has ever maintained or participated, in a multiemployer plan within the meaning of Section 3(37) of ERISA.  Neither the Company nor the Bank or, to their knowledge, any director or employee of the Company or the Bank, or any fiduciary of any ERISA Plan has engaged in any transaction in violation of Section 406 or 407 of ERISA or, to the Company’s or the Bank’s knowledge, any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408(b) of ERISA or Section 4975(d) of the Code in connection with such ERISA Plan.  The Company and the Bank do not provide and have never provided medical benefits, life insurance or similar welfare benefits to former employees, except as required by Section 601 of ERISA.

(d)                                 Each ERISA Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the Internal Revenue Service (“IRS”), or satisfies the provisions of IRS Announcement 2001-77, Section II, if applicable, to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and the Bank are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the knowledge of the Company and the Bank, there are no facts or circumstances that would adversely affect the qualified status of any ERISA Plan or the tax-exempt status of any related trust.  The Company has provided Wintrust with copies of the most recent IRS determination letters (or opinion or advisory letters) for each Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code.

(e)                                  Each Benefit Plan is, and since its inception has been, administered in material compliance with its terms and with all applicable laws, rules and regulations governing such Benefit Plan, including the rules and regulations promulgated by the U.S. Department of Labor, the Pension Benefit Guaranty Corporation and the IRS under ERISA, the Code or any other applicable law, including without limitation the requirement to file Annual Returns on Form 5500.  None of the Company, the Bank or any affiliate of the Company or the Bank that is a fiduciary with respect to any Benefit Plan has breached any of the responsibilities, obligations or duties imposed on it by ERISA.  No Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System or any similar system, nor under any Department of Labor amnesty program, nor does the Company or the Bank anticipate any such submission of any Benefit Plan.

(f)                                   Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the knowledge of the Company and the Bank, threatened by, on behalf of, or against any of the Benefit Plans or against the administrators or trustees or other fiduciaries of any of the Benefit Plans that alleges a violation of applicable state or federal law or violation of any Benefit Plan document or related agreement.  To the knowledge of the Company and the Bank, there is no reasonable basis for any such litigation, claim or assessment.

(g)                                  No Benefit Plan fiduciary or any other person has, or has had, any liability to any Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights.  Every Benefit Plan fiduciary and official is bonded to the extent required by Section 412 of ERISA.

(h)                                 All accrued contributions and other payments to be made by the Company or the Bank to any Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Financial Statements.  Neither the Company nor the Bank is in default in performing any of its respective contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract.  There are no outstanding liabilities with respect to any Benefit Plan other than liabilities for benefits to be paid to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan.  Except to the extent reserved for and reflected in the Financial Statements in accordance with this Section 2.22(h), neither the Company nor the Bank has committed to, or announced, a change to any Benefit Plan that increases the cost of the Benefit Plan to the Company or the Bank.

(i)                                     Except as set forth on Schedule 2.22(i), no Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Benefit Plans, would exceed the amount deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(j)                                    Except as set forth on Schedule 2.22(j), the provisions of any Benefit Plan that constitutes a “non-qualified deferred compensation plan” under Code Section 409A, and the operation of any such plan, have at all times been in compliance with Code Section 409A or guidance issued thereunder.

(k)                                 There are no obligations or liabilities, whether outstanding or subject to future vesting, for any post-retirement benefits to be paid to participants under any of the Benefit Plans or otherwise.  The Company and the Bank have complied in all respects with the requirements for continued healthcare coverage under ERISA Section 601 et seq. and Code Section 4980B.

(l)                                     With respect to each Benefit Plan that is subject to ERISA Title IV (a “Title IV Plan”):

(i)                                     The Company and the Bank have at all times met the minimum funding standard, and has made all contributions required, under ERISA § 302 and Code § 412;

(ii)                                  The Company and the Bank have paid all amounts due to the Pension Benefit Guaranty Corporation (the “PBGC”);

(iii)                               Neither the Company nor the Bank has ceased operations at any facility or withdrawn from any Title IV Plan in a manner that would subject any entity, the Company or the Bank to liability under ERISA § 4062(e), § 4063, or § 4064;

(iv)                              Neither the Company nor the Bank has ever filed a notice of intent to terminate any Title IV Plan or adopted any amendment to treat a Title IV Plan as terminated.  The PBGC has not instituted proceedings to treat any Title IV Plan as terminated.  No event has occurred or circumstance exists that may constitute grounds under ERISA § 4042 for the termination of, or the appointment of a trustee to administer, any Title IV Plan;

(v)                                 No amendment has been made, or is reasonably expected to be made, to any Title IV Plan that has required or could require the provision of security under ERISA § 307 or Code § 401(a)(29);

(vi)                              Since the last valuation date for each Title IV Plan, no event has occurred or circumstance exists that would increase the amount of benefits under any Title IV Plan or that would cause the excess of Title IV Plan assets over benefit liabilities (as defined in ERISA § 4001) to decrease, or the amount by which benefit liabilities exceed assets to increase;

(vii)                           No reportable event (as defined in ERISA § 4043 and in regulations issued thereunder) has occurred; and

(viii)                        Neither the Company nor the Bank has any knowledge of any facts or circumstances that may give rise to any liability of the Company, the Bank or Wintrust to the PBGC under Title IV of ERISA.

(m)                             Except as set forth in Schedule 2.22(m), the consummation of the transactions contemplated by this Agreement will not result in the payment, vesting, or acceleration of any benefit by the Bank or under any Benefit Plan.

(n)                                 No condition exists as a result of which the Company would have any liability, whether absolute or contingent, under any Benefit Plan with respect to any misclassification of a person performing services for the Company or the Bank as an independent contractor rather than as an employee.

(o)                                 The Company and the Bank each have the right to modify and terminate benefits to retirees (other than pensions provided pursuant to Title IV Plans) with respect to both retired and active employees.

2.23                        Technology and Intellectual Property.

(a)                                 Schedule 2.23 sets forth a complete and correct list of all (i) registered trademarks, service marks, domain names, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by or for the benefit of the Company, the Bank or the Bank Subsidiary, or used in or necessary to conduct the Company’s, the Bank’s or the Bank Subsidiary’s business as presently conducted.  The items on Schedule 2.23, together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the businesses of the Company, the Bank and the Bank Subsidiary, constitute the “Intellectual Property.”

(b)                                 The Company, the Bank or the Bank Subsidiary has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit the Bank to use the Intellectual Property in the conduct of its business as presently conducted.  Neither the Company nor the Bank has received any notice (whether written or, to the knowledge of the Company and the Bank, oral) alleging that the Company, the Bank or the Bank Subsidiary has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to the knowledge of the Company and the Bank, none of the Company, the Bank or the Bank Subsidiary has committed any such violation or infringement.  To the knowledge of the Company or the Bank, there are no facts or circumstances that, upon consummation of the transactions contemplated hereby, would cause the Company, the Bank or the Bank Subsidiary to be in any way more restricted in its use of any of the Intellectual Property than it was on the date hereof under any contract to which the Company, the Bank or the Bank Subsidiary is a party or by which it is bound, or that use of such Intellectual Property by the Bank will, as a result of such consummation, violate or infringe the rights of any Person, or subject Wintrust, the Company, the Bank or the Bank Subsidiary to liability of any kind, under any such contract.

(c)                                  The Company, the Bank or the Bank Subsidiary has ownership of, or such other rights by license, lease or other agreement in and to, the IT Assets as is necessary to permit the Company, the Bank and the Bank Subsidiary to use the IT Assets in the conduct of their respective businesses as presently conducted.  The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company, the Bank and the Bank Subsidiary in connection with their respective businesses, and have not materially malfunctioned or failed within the past three (3) years.  “IT Assets” means the computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or leased by the Company, the Bank or the Bank Subsidiary.  To the knowledge of the Company, the Bank and the Bank Subsidiary, the IT Assets do not contain any worms, viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation.  To the knowledge of the Company, the Bank and the Bank Subsidiary, no Person has gained unauthorized access to the IT Assets.  The Company, the Bank and the Bank Subsidiary have implemented reasonable back-up and disaster recovery technology consistent with industry practices.  To the knowledge of the Company, the Bank and the Bank Subsidiary, except for “off the shelf” software licensed by the Company, the Bank or the Bank Subsidiary in the Ordinary Course of Business, none of the IT Assets contains any shareware, open source code, or other software the use of which requires disclosure or licensing of any intellectual property.

2.24                        Absence of Certain Changes or Events.  Other than as specifically disclosed in this Agreement, the Financial Statements, or the Schedules delivered pursuant to this Agreement, there has not occurred (i) since the Audited Balance Sheet Date, any material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company or any of the Company Subsidiaries, and no fact or condition exists or is contemplated or threatened which might reasonably be expected to cause such a change in the future, or (ii) any changes or condition, event, circumstance, fact or other occurrence, whether occurring before or since the Audited Balance Sheet Date that may reasonably be expected to have or result in a material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company or any of the Company Subsidiaries.  No fact or condition exists with respect to the business, operations or assets of the Company or any of the Company Subsidiaries which the Company has reason to believe may cause the Federal Reserve Application or any other regulatory approval referenced in this Agreement to be denied or unduly delayed.

2.25                        Conduct of Business Since Audited Balance Sheet Date.  Except as set forth on Schedule 2.25, since the Audited Balance Sheet Date the business of the Company and each of the Company Subsidiaries has been conducted only in the Ordinary Course of Business.  Without limiting the generality of the foregoing, since the Audited Balance Sheet Date, except as set forth on such Schedule, none of the Company or the Company Subsidiaries has taken, or has caused, suffered or permitted to be taken any of the following actions:

(a)                                 sold, leased (as lessor), transferred or otherwise disposed of (including any transfers to any of its affiliates), or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any assets of the Company or the Company Subsidiaries reflected on the Audited Financial Statements or any assets acquired by the Company or any of the Company Subsidiaries after the Audited Balance Sheet Date, except for (i) OREO and loans held for sale and Investment Securities sold or otherwise disposed of in the Ordinary Course of Business, (ii) real estate loans pledged as collateral for Federal Home Loan Bank advances in the Ordinary Course of Business, and (ii) Permitted Encumbrances;

(b)                                 cancelled any debts owed to or claims held by the Company or any of the Company Subsidiaries (including the settlement of any claims or litigation) other than in the Ordinary Course of Business;

(c)                                  created, incurred or assumed, or agreed to create, incur or assume, any indebtedness for borrowed money in respect of the Company or any of the Company Subsidiaries, or entered into, as lessee, any capitalized lease obligations (as defined in Accounting Standards Codification Topic 840), in either case other than in the Ordinary Course of Business;

(d)                                 accelerated or delayed collection of notes, accounts or loans receivable generated by the Company or any of the Company Subsidiaries in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

(e)                                  delayed or accelerated payment of any account payable or other liability of the Company or any of the Company Subsidiaries beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;

(f)                                   declared or paid any dividend on shares of Company Common Stock or Preferred Stock or made any other distribution with respect thereto;

(g)                                  instituted any increase in any compensation payable to any employee of the Company or the Bank other than routine increases in the Ordinary Course of Business, or instituted any increase in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Company or the Bank;

(h)                                 prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods); or

(i)                                     made any change in the accounting principles and practices used by the Company or the Company Subsidiaries from those applied in the preparation of the Audited Financial Statements and the related statements of income and cash flow for the period then ended.

2.26                        Change in Business Relationships.  None of the Company or the Company Subsidiaries has received notice (whether written or, to the knowledge of the Company and the Bank, oral), whether on account of the transactions contemplated by this Agreement or otherwise, (a) that any customer, agent, representative, supplier, vendor or business referral source of the Company or any of the Company Subsidiaries intends to discontinue, diminish or change its relationship with the Company or any of the Company Subsidiaries, the effect of which would be material to the business, assets or operations of the Company or any of the Company Subsidiaries, or (b) that any executive officer of the Company or the Bank intends to terminate or substantially alter the terms of his or her employment.  There have been no complaints or disputes (in each case set forth in writing) with any customer, employee, agent, representative, supplier, vendor, business referral source or other parties that have not been resolved which are reasonably likely to be material to the business, assets or operations of the Company or any of the Company Subsidiaries.

2.27                        Brokers’ and Finders’ Fees.  Except as set forth in Schedule 2.27, none of the Company or the Company Subsidiaries has any liability (whether incurred, potential, contingent or otherwise) for brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

2.28                        Section 280G Payments.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment that would be deemed an “excess parachute payment” under Section 280G of the Code.

2.29                        Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 4.4(b) below) to be filed with the Commission by Wintrust in connection with the transactions contemplated by this Agreement will, at the time the Registration Statement is filed with the Commission, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement (as defined below) will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Wintrust or Merger Co. in writing for inclusion or incorporation by reference in the Proxy Statement.

2.30                        Opinion of Financial Advisor.  The Company has received the opinion of D.A. Davidson & Co., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of shares of Company Common Stock and the holders of shares of each class of Company Preferred Stock is fair to each such holder from a financial point of view, a signed copy of which opinion has been delivered to Wintrust.

2.31                        No Omissions.  None of the representations and warranties contained in Article III, in the Schedules provided for herein by the Company is false or misleading in any material respect or omits to state a fact herein or therein necessary to make such statements not misleading in any material respect.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
CONCERNING WINTRUST AND MERGER CO.

Except as set forth in the specific Schedule relating to a specific and corresponding Section below, Wintrust and Merger Co. hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

3.1                               Organization.

(a)                                 Wintrust is duly registered as a financial holding company under the BHCA, is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Wintrust.

(b)                                 Merger Co. is a limited liability company duly organized and validly existing under the laws of the State of Illinois and has the limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  Merger Co. has conducted no business other than in connection with the execution and delivery of this Agreement.

(c)                                  Wintrust’s depository banking subsidiaries are duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the respective states where they are located, and have the requisite power and authority to own their respective properties and to carry on their business as presently conducted, except, with respect to any of the foregoing, where the failure to be so authorized or so qualified would not have a Material Adverse Effect on Wintrust.

3.2                               Capitalization.

(a)                                 Except as set forth in Schedule 3.2(a), the authorized capital stock of Wintrust is as set forth in the Wintrust SEC Documents (as defined in Section 3.5(a)).  The issued and outstanding shares of Wintrust have been duly and validly authorized and issued and are fully paid and non-assessable.  There are no shares of capital stock of Wintrust reserved under any equity incentive plans in excess of the amounts reflected in the Wintrust SEC Documents.

(b)                                 The authorized limited liability company interests of Merger Co. consists of 1,000 units, all of which are issued and outstanding and owned by Wintrust.  The issued and outstanding units of Merger Co. have been duly authorized and issued and are fully paid and non-assessable.

3.3                               Authorization; No Violations.  The execution and delivery of this Agreement by Wintrust and Merger Co. and the performance of Wintrust’s and Merger Co.’s obligations hereunder have been duly and validly authorized by the Board of Directors of Wintrust and the Board of Managers of Merger Co., and by Wintrust as the sole member of Merger Co., do not violate or conflict with the articles of incorporation or by-laws of Wintrust, the articles of organization or operating agreement of Merger Co., the Illinois Act or any applicable law, court order or decree to which Wintrust or Merger Co. is a party or subject, or by which Wintrust or Merger Co. is bound, and require no further corporate, limited liability company, shareholder or member approval, as applicable, on the part of Wintrust or Merger Co.

Subject to receipt of the consents or approvals set forth on Schedule 3.4, the execution and delivery of this Agreement by Wintrust and Merger Co. and the performance of Wintrust’s and Merger Co.’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which Wintrust or Merger Co. is bound.  This Agreement, when executed and delivered, and subject to the matters described in Section 3.4, will be a valid, binding and enforceable obligation of each of Wintrust and Merger Co., subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

3.4                               Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary in connection with the execution and delivery by Wintrust or Merger Co. of this Agreement and the consummation by Wintrust and Merger Co., as of the Effective Date, of the transactions contemplated by this Agreement, except for (a) the consents and approvals set forth on Schedule 3.4, (b) the filing by Wintrust of an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHCA (the “Federal Reserve Application”), (d) the filing by Wintrust of the Registration Statement (as defined in Section 4.4(b)), (e) the filing by the Company of the Amended Articles Supplementary with the MDAT under the Maryland Act, and (f) the filing of the IL Articles of Merger with the IL SOS under the Illinois Act, and the MD Articles of Merger with the MDAT under the Maryland Act.

3.5                               Wintrust SEC Filings and Financial Statements.

(a)                                 Since January 1, 2014, Wintrust has timely filed all registration statements and other material reports and documents (including any amendments thereto) required to be filed with the Commission under the Securities Act and the Exchange Act and the rules and regulations of the Commission (the “Wintrust SEC Documents”), and all such Wintrust SEC Documents have complied in all material respects, as of their respective filing dates and effective dates, and the date of the most recent amendment thereto, as the case may be, with all applicable requirements of the Securities Act or the Exchange Act.  As of their respective filing and effective dates, and the date of the most recent amendment thereto, none of the Wintrust SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The audited consolidated financial statements contained or incorporated by reference in Wintrust’s Annual Report on Form 10-K for the year ended December 31, 2014 have been prepared in conformity with GAAP applied on a consistent basis, and, together with the notes thereto, present fairly the consolidated financial position of Wintrust and its subsidiaries at the dates shown and the consolidated results of their operations, changes in stockholders’ equity and cash flows for the periods then ended.

(c)                                  The allowance for loan losses shown on each of the balance sheets contained in the Wintrust SEC Documents are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the applicable date of such balance sheet.

(d)                                 Since January 1, 2013, no attorney representing Wintrust, whether or not employed by Wintrust, has reported to Wintrust’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Wintrust or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.  As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the

Commission staff with respect to Wintrust SEC Reports.  To the knowledge of Wintrust, none of the Wintrust SEC Reports is the subject of ongoing Commission review.  To the knowledge of Wintrust, there are no Commission inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of Wintrust.  Wintrust is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, Wintrust has not made, arranged, modified in any material way or forgiven any personal loans to any executive officer or director of Wintrust.

(e)                                  Since January 1, 2013, neither Wintrust nor, to the knowledge of Wintrust, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Wintrust or its internal accounting controls, including any material complaint, allegation, assertion or claim that Wintrust has engaged in questionable accounting or auditing practices.

3.6                               Compliance with Laws; Legal Proceedings.

(a)                                 Wintrust and its subsidiaries are each in compliance with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks or the business of banking, their holding companies and their subsidiaries or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of Wintrust or any of its subsidiaries or the assets owned, used, occupied or managed by Wintrust or any of its subsidiaries, except for such noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Wintrust.  Wintrust and its subsidiaries (direct and indirect) hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of their respective businesses and the ownership of their respective assets.

(b)                                 Except as may be disclosed in the Wintrust SEC Documents, there are no material claims, actions, suits or proceedings pending or, to the knowledge of Wintrust, threatened or contemplated against or affecting Wintrust or its subsidiaries, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, including any claims, actions, suits or proceedings that might seek to challenge the validity or propriety of the Merger, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining Wintrust or its subsidiaries from taking any action of any kind in connection with their respective businesses.  Except as may be disclosed in the Wintrust SEC Documents, none of Wintrust or its subsidiaries has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the knowledge of Wintrust, oral) of any enforcement action, criticism or recommendation concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority and that would be materially adverse to Wintrust and its subsidiaries taken as a whole, and Wintrust has no reasonable basis to believe that any such enforcement action, criticism or recommendation not otherwise disclosed herein is contemplated.

3.7                               Wintrust Regulatory Reports.  Since January 1, 2014, Wintrust and its subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the FDIC, the

OCC, the IDFPR and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of Wintrust or its subsidiaries (the “Wintrust Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith.  As of their respective dates, the Wintrust Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable regulatory authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.8                               No Adverse Change.  Except as disclosed in the Wintrust SEC Documents or this Agreement, there has not occurred (a) since December 31, 2013, any Material Adverse Effect on Wintrust, or (b) any change, condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2013 that may reasonably be expected to have or result in a Material Adverse Effect on Wintrust.  No fact or condition exists with respect to the business, operations or assets of Wintrust or its subsidiaries which Wintrust has reason to believe may cause the Federal Reserve Application or any of the other regulatory approvals referenced in Section 6.3 or 7.3 to be denied or unduly delayed.

3.9                               Brokers’ and Finders’ Fees.  Neither Wintrust nor Merger Co. has incurred any liability for brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

3.10                        Taxation of the Merger.  Neither Wintrust nor any subsidiary of Wintrust has taken any action or agreed to take any action that would preclude the Merger from qualifying as a reorganization in accordance with Section 368(a) of the Code and, to the knowledge of Wintrust, there are no agreements or arrangements to which Wintrust or any subsidiary of Wintrust is a party that would prevent the Merger from so qualifying.

3.11                        Information Supplied.  None of the information supplied or to be supplied by Wintrust or Merger Co. for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the Commission, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Wintrust or Merger Co. with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

3.12                        No Omissions.  None of the representations and warranties contained in ARTICLE III or in the Schedules provided for herein is false or misleading in any material respect or omits to state a fact herein necessary to make such statements not misleading in any material respect.

ARTICLE IV
AGREEMENTS AND COVENANTS

4.1                               Conduct of Business.  As required in Section 6.2, as a condition precedent to the obligations of Wintrust and Merger Co., the Company shall certify as to the fulfillment of the Company’s agreement that during the period commencing on the date hereof and continuing until the Effective Time, the Company shall conduct the its business and shall cause the Bank Subsidiaries to conduct their respective businesses in the Ordinary Course of Business consistent with prudent banking practice.  Without limiting the generality of the foregoing, without the prior written consent of Wintrust:

(a)                                 no change shall be made in the Articles of Incorporation or bylaws of the Company, the charter or bylaws of the Bank, the certificate of trust or trust agreement of the Trust Subsidiary, and the articles of organization or operating agreement of the Bank Subsidiary (except such changes as are contemplated by the filing of the Amended Articles Supplementary in accordance with Section 1.2(a) of this Agreement);

(b)                                 except with respect to (i) the termination and cancellation of Outstanding Company Options in accordance with Section 1.9 or (ii) the rights of holders to convert their Company Preferred Stock to Company Common Stock pursuant to the terms of the Articles Supplementary, no change shall be made in the capitalization of the Company (including the granting of any additional options under the Company Option Plan) or any of the Company Subsidiaries, or in the number of issued and outstanding shares of Company Common Stock or Company Preferred Stock, or in any of the rights set forth in the Articles of Incorporation (except such changes as are contemplated by the filing of the Amended Articles Supplementary in accordance with Section 1.2(a) of this Agreement);

(c)                                  the compensation of officers or key employees of the Company or the Bank shall not be increased, nor any bonuses paid except in the Ordinary Course of Business, and there are no such changes to compensation or bonuses anticipated to be made during the next six (6) months;

(d)                                 no Loan, or renewal or restructuring of a Loan, in the amount of $750,000 or more (including Loans to any one borrower or related group of borrowers which, in the aggregate, equal or exceed $750,000) shall be made by the Bank except after delivering to Wintrust written notice, including a complete loan package for such Loan, renewal or restructuring, in a form consistent with the Bank’s policies and practice, at least five business days prior to such Loan, renewal or restructuring, and such Loan or renewal or restructuring of a Loan shall be made in the Ordinary Course of Business consistent with prudent banking practices, the Bank’s current loan policies and applicable rules and regulations or applicable Governmental Authorities with respect to amount, term, security and quality of such borrower or borrower’s credit; and

(e)                                  no dividends or other distributions shall be declared or paid by the Company;

(f)                                   the Company and each of the Company Subsidiaries shall use their commercially reasonable efforts to maintain their present insurance coverage in respect of their properties and businesses;

(g)                                  no significant changes shall be made in the general nature of the business conducted by the Company and the Company Subsidiaries;

(h)                                 except as contemplated pursuant to Section 6.8, no employment, consulting or similar agreements shall be entered into by the Company or any of the Company Subsidiaries that are not terminable by the Company or the Company Subsidiaries, as applicable, on 30 days’ or fewer notice without penalty or obligation, nor shall the Company or the Bank terminate the employment of any officer thereof without first notifying Wintrust;

(i)                                     except as expressly provided in this Agreement, neither the Company nor the Bank shall take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan or merger of any Benefit Plan into another plan or trust;

(j)                                    the Company and the Company Subsidiaries, as applicable, shall file all Tax Returns in a timely manner, shall not make any application for or consent to any extension of time for filing any Tax Return or any extension of the period of limitations applicable thereto and shall not change any of its accounting methods for federal and state income tax purposes;

(k)                                 none of the Company or the Company Subsidiaries shall make any expenditure for fixed assets in excess of $50,000 for any single item, or $200,000 in the aggregate, or shall enter into leases of fixed assets having an annual rental in excess of $50,000;

(l)                                     none of the Company or the Company Subsidiaries shall incur any liabilities or obligations, make any commitments or disbursements, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the Ordinary Course of Business consistent with prudent banking practices and the current policies of the Company and the Company Subsidiaries;

(m)                             none of the Company or the Company Subsidiaries shall fail to do anything that will cause a breach by the Company or any of the Company Subsidiaries of, or default by the Company or any of the Company Subsidiaries under, any Material Contract;

(n)                                 the Bank shall not engage or agree to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act (without regard to the applicability of any exemptions contained in Section 23A) or any transaction of the kind referred to in Section 3.12, unless the Bank has complied with Sections 23A and 23B of the Federal Reserve Act;

(o)                                 the Bank shall only purchase or invest in obligations of the government of the United States or agencies of the United States or state or local governments having maturities of not more than five (5) years and which municipal obligations have been assigned a rating of A or better by Moody’s Investors Service or by Standard and Poor’s;

(p)                                 the Bank shall not (i) accept or renew any brokered deposits, or (ii) incur additional Federal Home Loan Bank advances or other types of ordinary course wholesale funding (except for Federal funds purchased); and

(q)                                 no changes of a material nature shall be made in any of the Company’s or the Company Subsidiaries’ accounting procedures, methods, policies or practices or the manners in which the Company or the Company Subsidiaries maintain their respective records.

4.2                               Access to Information and Premises.

(a)                                 The Company shall provide Wintrust and its representatives reasonable access, during normal business hours and on reasonable advance notice to the Company, to further information (to the extent permissible under applicable law) and the Company’s and the Bank’s premises for purposes of (i) observing the Company’s and the Company Subsidiaries’ business activities and operations and to consult with their officers and employees regarding the same on an ongoing basis to verify compliance by the Company and the Company Subsidiaries with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s IT systems; provided, however, that the foregoing actions shall not unduly interfere with the business operations of the Company or the Company Subsidiaries.

(b)                                 Wintrust will use such information as is provided to it by the Company and the Company Subsidiaries, or representatives thereof, solely for the purpose of conducting business, legal and financial reviews of the Company and the Company Subsidiaries and for such other purposes as may be related to this Agreement, and Wintrust will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of the letter agreement regarding confidentiality entered into by and between the Company and Wintrust dated February 4, 2014 (the “Confidentiality Agreement”).

4.3                               Board Notices and Minutes.  The Company shall give reasonable notice to Wintrust of all meetings of the Company Board, the Bank Board, the trustee of the Trust Subsidiary or the managers of the Bank Subsidiary, and any of their respective committees, and if known, the agenda for or business to be discussed at such meetings, except to the extent objected to by state or federal bank regulatory agencies, prohibited by law or in connection with any lawfully invoked privilege, the disclosure could result in a waiver of the Company’s attorney-client privilege, the Company Board will be discussing this Agreement or the transactions contemplated under this Agreement, or the matter relates to the Company Board’s deliberations regarding a Company Takeover Proposal, other than the information required to be provide to Wintrust pursuant to Section 4.8(c).  In the event of any such objection by state or federal banking authorities, the Company shall promptly notify Wintrust and its counsel, without identifying the specific matter that was the subject of the objection.  To the extent permissible under law, and unless otherwise provided above, the Company shall promptly transmit to Wintrust copies of all notices, minutes, consents and other materials that the Company, the Bank, the Trust Subsidiary and the Bank Subsidiary provide to their respective directors, trustees or managers.  Wintrust agrees to hold in confidence all such information pursuant to the Confidentiality Agreement.

4.4                               Regulatory Filings of Wintrust.

(a)                                 Within 20 days following execution and delivery of this Agreement, Wintrust will file the Federal Reserve Application and take all other appropriate actions necessary to obtain the regulatory approvals referred to in Sections 6.3 and 7.3 hereof (other than those to be obtained from the Commission, which are the subject of Section 4.4(b)), and the Company and the Bank will use all reasonable and diligent efforts to assist in obtaining all such approvals.  The obligation of Wintrust to take all appropriate actions shall not be construed as including an obligation to accept any terms of or conditions to a consent, authorization, order, or approval of, or any exemption by, any Governmental Authority or other party that are not acceptable to Wintrust, in its sole reasonable discretion, or to change the business practices of Wintrust or any of its subsidiaries in a manner not acceptable to Wintrust, in its sole reasonable discretion.  In advance of filing any application for such regulatory approval, Wintrust shall provide the Company and its counsel with a copy of such application (but excluding any information contained therein regarding Wintrust and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Wintrust or its counsel from any regulatory authority with respect to such application.

(b)                                 Wintrust shall file, as soon as reasonably practicable after the execution of this Agreement, a registration statement on Form S-4 under the Securities Act covering Wintrust Common Stock to be issued pursuant to the Merger and shall use its reasonable and diligent efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such registration statement and any amendments and supplements thereto are referred to herein as the

(“Registration Statement”).  The Registration Statement shall include a proxy statement/prospectus (the “Proxy Statement”) acceptable to Wintrust and the Company, prepared by Wintrust and the Company for use in connection with the Stockholders’ Meeting, all in accordance with the rules and regulations of the Commission, it being understood that Wintrust shall have final approval authority with respect to the content of the Proxy Statement (such approval not to be unreasonably withheld, conditioned or delayed).  The Company shall provide to Wintrust prompt written notice, within one business day, of the occurrence of any event requiring or possibly requiring an amendment or supplement to the Registration Statement or the Proxy Statement, and cooperate in the preparation, filing and dissemination to Stockholders of any such amendment or supplement.

(c)                                  Each of the parties shall use all reasonable and diligent efforts to respond as promptly as practicable to any comments of the Commission with respect to the Registration Statement and the Proxy Statement.  The Company shall use all reasonable and diligent efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.  The parties shall notify each other promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger.  Each party shall give each other party an opportunity to participate in any discussions or meetings such party has with the Commission in connection with the Proxy Statement, the Registration Statement or the Merger.

(d)                                 Notwithstanding anything in the foregoing clauses (b) and (c) of this Section 4.4 to the contrary, before filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the Commission with respect thereto, each of Wintrust and the Company (i) shall provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the Commission prior to receiving the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed).  Each of Wintrust and the Company shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the Wintrust Common Stock included in the Merger Consideration for offering or sale in any jurisdiction, and each of Wintrust and the Company shall use all reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  Wintrust shall, as soon as practicable after the execution of this Agreement, make all filings, if any, required to obtain all blue sky permits, authorizations, consents or approvals required for the issuance of Wintrust Common Stock; provided that Wintrust shall not have an obligation to qualify to do business in any jurisdiction in which it is not already qualified.

4.5                               Meeting of Stockholders of the Company.  As soon as practicable following the effectiveness of the Registration Statement, the Company shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon this Agreement, the Merger and the transactions contemplated hereby, and the amendments to the Articles of Incorporation, as contemplated by the Amended Articles Supplementary, in accordance with the Articles of Incorporation, the Company’s bylaws and the Maryland Act (the “Stockholders’ Meeting”).

4.6                               Business Relations and Publicity.  The Company and each of the Company Subsidiaries shall use reasonable and diligent efforts to preserve the reputation and relationship of the Company and the Company Subsidiaries with suppliers, clients, customers, employees, and others having business relations with the Company and the Company Subsidiaries.  Wintrust and the Company shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by applicable law or the rules of the Nasdaq Global Select Market (“NASDAQ”), no Party shall issue any press release, publicity statement or other public notice or communication, whether written or oral, relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.  The Company shall obtain the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Wintrust to the content of any communication to the Company’s stockholders.

4.7                               Covenants Regarding Real Property.

(a)                                 Title Commitments.  The Company shall deliver to Wintrust, at the Company’s sole expense, with respect to each parcel of the Real Property, no later than thirty (30) days after the date hereof, a commitment for an owner’s title insurance policy, ALTA Policy Form 2006, if available (if not available, then Form B-1992) (collectively, the “Title Commitments”), having an effective date as near as feasible to the date of delivery of such Title Commitments, from a title insurance company designated by the Company and reasonably satisfactory to Wintrust (the “Title Insurer”).

(b)                                 Surveys.  Prior to the date of this Agreement, the Company delivered to Wintrust the Company’s existing surveys with respect to the Real Property.  Within sixty (60) days after the date of this Agreement, the Company shall, at the Company’s sole expense, obtain a new survey for each parcel of the Real Property which (i) shall include easements, if any, that are for the benefit of all or any portion of the Real Property, (ii) shall be updated and certified to Wintrust, the Title Insurer and such other persons as Wintrust shall reasonably request by a registered Illinois land surveyor as having been prepared in accordance with the current Minimum Standard Detail Requirements for ALTA/ACSM Land Surveys, jointly established and adopted by ALTA and NSPS in 2011, and shall include Items 1-4, 6(b), 7(a), 7(b)(1), 7(c), 8-10, 11(a), 13, 14, 16-19 and 21 of Table A thereof; and (iii) shall show any encroachments over recorded easements or onto adjacent property by the buildings or other improvements on the Real Property or encroachments onto the Real Property by any improvements located on the adjacent property (collectively, the “Surveys”).

(c)                                  Title Defects.  Upon receipt of the last to be received of the Title Commitments, the Surveys and all Schedule B documents referenced in the Title Commitments and the Surveys, Wintrust will have a period of ten (10) days to examine the Title Commitments and notify the Company in writing (the “Title Defect Notice”) of (i) any defects or objections materially affecting the marketability of the title to the Real Property which are not included in the Permitted Encumbrances (the “Title Defects”) and (ii) any endorsements (“Title Endorsements”) to the Title Policies (as defined below) reasonably required by Wintrust.  Without limiting the generality of the foregoing, the Title Endorsements shall include an extended coverage endorsement deleting or insuring over all general or standard exceptions to title customarily contained in such Title Policies and a 3.1 zoning endorsement (with parking coverage).  Upon its receipt of the Title Defect Notice, the Company will have until the Closing Date to cure the Title Defects and obtain the Title Endorsements at the Company’s sole expense.  If the Company fails or elects not to cure the Title Defects or obtain the Title Endorsements by the Closing Date and such Title Defects either materially interfere with the use or operation of the Real Property, or materially affect the fair market value of the Real Property, in either case as determined by Wintrust in its sole reasonable discretion, Wintrust will have the option in its sole discretion to:  (x) terminate this Agreement by giving written notice of termination to the Company; or (y) accept title to the Real Property with the Title Defects and without the Title Endorsements, subject to a reduction in the Merger Consideration equal to an amount to be mutually agreed upon in good faith by Wintrust and the Company.

(d)                                 Title Policies.  At the Closing, the Company shall obtain and deliver to Wintrust for each parcel of the Real Property, at the Company’s sole expense, an owner’s title insurance policy, or an irrevocable commitment to issue such a policy, dated as of the later of the Closing Date and the actual date of recording of the deed for the Real Property, on ALTA Policy Form 2006, if available (if not available, then Form B-1992), with respect to the Real Property, issued by the Title Insurer, insuring the fee simple estate of Buyer in the Real Property in the amount not less than the greater of (i) the appraised value of the Real Property and (ii) the value at which the Company carries the Real Property on its books, subject only to the Permitted Encumbrances (collectively, the “Title Policies”) and containing the Title Endorsements.

(e)                                  Recordation Fees.  The Company and Wintrust shall each bear one half (1/2) of the cost of all recording fees, if any, incurred in connection with properly documenting the transfer or conveyance of the Real Property in connection with the Merger.  The Company shall pay the cost of all recording fees incurred in connection with curing any Title Defects.

4.8                               No Solicitation by Company.

(a)                                 Termination of Existing Discussions.  The Company shall, and shall cause each of its Representatives to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Wintrust or Merger Co.) regarding any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.  Except as expressly permitted pursuant to Section 4.8(c), the Company shall not, and shall cause its Representatives not to, at any time after the execution hereof, continue or resume any such soliciting activities, discussions, negotiations or access to nonpublic information with, by or to any Person (other than Wintrust and Merger Co.) with which the Company entered into a confidentiality, standstill or similar agreement before the execution and delivery hereof or had discussions or negotiations before the execution and delivery hereof regarding any proposal that constituted, or could reasonably have been expected to lead to, any Company Takeover Proposal (any such Persons and their Affiliates and Representatives being referred to as “Prior Company Bidders”).  The Company shall promptly request that each Prior Company Bidder in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Company Takeover Proposal return or destroy all such nonpublic information heretofore furnished to such Prior Company Bidder and immediately terminate all physical and electronic dataroom access previously granted to any such Prior Company Bidder.

(b)                                 Prohibition on Soliciting Activities.  Except as permitted by Section 4.8(c), the Company shall not, and shall cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or encourage, or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) participate in any discussions or negotiations with, or furnish any information (whether orally or in writing) or access to the business, properties, assets, books or records of the Company or any Company Subsidiary to, or otherwise cooperate with, knowingly assist, or participate in, facilitate or encourage any effort by, any Person (or any Representative of a Person) that has made, is seeking to make, has informed the Company of any intention to make, or has publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.  Any violation of the restrictions set forth in this Section 4.8 by any Representative of the Company shall be deemed to be a breach of this Section 4.8 by the Company.

(c)                                  Discussions Permitted in Certain Circumstances.  Before receipt of the Company Stockholder Approval, the Company and its Representatives may, if the Company Board

determines, in good faith, after consultation with outside counsel, that a failure to do so would be inconsistent with their directors’ duties under Maryland law, and subject to the Company’s compliance with Section 4.8(f), in response to a bona fide, written Company Takeover Proposal received after the date of this Agreement that the Company Board determines, in good faith, after consultation with outside counsel and its financial advisors, constitutes or is reasonably capable of resulting in a Superior Company Proposal, and so long as such written Company Takeover Proposal was not solicited by the Company and did not otherwise result from a breach or a deemed breach of this Section 4.8, (i) furnish information with respect to the Company to the Person making such Company Takeover Proposal and its Representatives pursuant to a confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement and (ii) participate in discussions and negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding such Company Takeover Proposal.  The Company shall provide to Wintrust copies of all nonpublic information (to the extent that such nonpublic information has not been previously provided or made available to Wintrust) that is made available to any such third party before or substantially concurrently with the time it is provided or made available to such third party.  The Company shall not furnish any information or participate in any discussions or negotiations with any Person pursuant to this Section 4.8(c) unless the Company notifies Wintrust in writing of its intention to take such action, promptly after the Company Board resolves to take such action, which notice shall include the identity of such Person, a true and complete copy of the most current version of any applicable Company Takeover Proposal (including any proposed agreement or other offer documents) and a true and complete copy of the applicable confidentiality agreement.  The Company shall keep Wintrust promptly advised of all material developments (including all changes to the material terms of any Company Takeover Proposal), discussions or negotiations regarding any Company Takeover Proposal and the status of such Company Takeover Proposal.

(d)                                 Company Recommendation.  Except as permitted by Section 4.8(e), the Company shall cause the Proxy Statement to include the recommendation of the Company Board to the Company’s stockholders that they give the Company Stockholder Approval (the “Company Recommendation”).  Except as permitted by Section 4.8(e), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Wintrust or Merger Co., or propose publicly to withdraw or modify in a manner adverse to Wintrust or Merger Co., the approval or recommendation by the Company Board of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to any Company Takeover Proposal shall be considered an amendment or adverse modification), (ii) enter into, approve, adopt or recommend, or propose publicly to enter into, approve, adopt or recommend, any Company Takeover Proposal or any letter of intent, term sheet, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract or instrument constituting or relating to any Company Takeover Proposal (other than a confidentiality agreement permitted by this Section 4.8), (iii) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in the Articles of Incorporation or bylaws of the Company, inapplicable to any transactions contemplated by a Company Takeover Proposal, or take any other action inconsistent with the Company Recommendation, (iv) waive the benefits of, provide any consent under, permit any noncompliance with, fail to enforce, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party or (v) authorize any of, or resolve, commit or agree to take any of, the foregoing actions (any of the foregoing, a “Company Recommendation Change”).  Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any Representative of the Company shall be deemed to be a Company Recommendation Change.

(e)                                  Change in Recommendation Permitted in Certain Circumstances.  If the Company and the Company Subsidiaries have complied with all their obligations under this Section 4.8, and the Company Board receives a Superior Company Proposal and as a result thereof the Company Board determines in good faith and after consultation with outside counsel and its financial advisors that a failure to so act would be inconsistent with their directors’ duties under Maryland law, then before receipt of the Company Stockholder Approval (and in no event after receipt of the Company Stockholder Approval) the Company Board may make a Company Recommendation Change and/or, subject to compliance with the requirements of this Section 4.8(e), and Sections 9.1(b) and 9.1(d), terminate this Agreement in order to enter concurrently into a definitive agreement providing for the implementation of such Superior Company Proposal.  The Company Board shall not make a Company Recommendation Change pursuant to this Section 4.8(e) or terminate this Agreement as permitted by the preceding sentence unless: (1) the Company notifies Wintrust in writing of its intention to take such action, promptly after the Company Board resolves to take such action but in any event not less than five business days before taking such action, which notice shall include the identity of the offeror and a true and complete copy of the most current version of such Superior Company Proposal (including any proposed agreement or other offer documents), (2) for five business days following delivery of such notice, the Company negotiates in good faith with Wintrust with respect to any revised proposal from Wintrust in respect of the terms of the Merger and the other transactions contemplated hereby (to the extent Wintrust desires to negotiate) with the intent of enabling the Parties to engage in good faith negotiations so that the Merger and other transactions contemplated hereby may be effected and (3) Wintrust does not make, within such five-business day period, an offer that is at least as favorable to the stockholders of the Company, as determined by the Company Board in good faith based on the advice of the Company’s independent financial advisor, as such Superior Company Proposal (it being understood that any amendment to the financial terms or other material terms of any such Superior Company Proposal shall require a new written notice from the Company and an additional five-business day period that satisfies this Section 4.8(e)).

(f)                                   Required Notices.  The Company promptly and in any event within one business day shall advise Wintrust orally and in writing of any Company Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal, and the identity of the Person making any such Company Takeover Proposal or inquiry and the material terms of any such Company Takeover Proposal or inquiry.  The Company shall (i) keep Wintrust fully informed on a current basis of the status of any such Company Takeover Proposal or inquiry, including any change to the material terms thereof and (ii) provide to Wintrust promptly and in any event within one business day after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

(g)                                  Disclosures under Law.  Nothing in this Section 4.8 shall prohibit the Company Board from (A) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other Law, or (B) making any disclosure to the Company’s stockholders if the Company Board determines, after consultation with outside counsel, that failure to so disclose such position would be reasonably likely to give rise to a violation of Law, in each case so long as such disclosure is limited to (x) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (y) an express rejection of an applicable Company Takeover Proposal or (z) an express reaffirmation of the Company Recommendation.

(h)                                 Certain Definitions.  For purposes of this Agreement:

(i)                                     “Company Takeover Proposal” means any offer or proposal by any Person concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which such Person (or the stockholders of such Person) would own 15% or more of the consolidated assets, revenues or net income of the Company, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company or any Company Subsidiary (including equity interests of any of Company Subsidiary) representing 15% or more of the consolidated assets, revenues or net income of the Company, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 15% or more of the outstanding stock of the Company, (iv) transaction or series of transactions in which any Person (or the stockholders of such Person) would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 15% or more of the outstanding stock of the Company or (v) any combination of the foregoing.

(ii)                                  “Representative” means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

(iii)                               “Superior Company Proposal” means a bona fide written Company Takeover Proposal (except that references in the definition of “Company Takeover Proposal” to “15% or more” shall be replaced by “80% or more”), on its most recently amended or modified terms, if amended or modified, received by the Company on or after the date of this Agreement, for which any necessary financing is committed and that the Company Board determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) to be (i) more favorable to the holders of Company Common Stock and Company Preferred Stock than the Merger and the transactions contemplated hereby (taking into account the likelihood of effecting the transaction, including all financial, legal, regulatory and other aspects thereof, and taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Wintrust in response to such proposal or otherwise)) and relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal and (ii) reasonably expected to be completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

4.9                               Loan Charge-Off; Pre-Closing Loan Review.

(a)                                 The Company shall cause the Bank, prior to the Closing Date, (i) to write off all Loans of the Bank that are required to be written off by the Bank’s regulators or that, in conformity with past practices and policies of the Bank and GAAP, should be written off as Loan losses and (ii) to write down potential Loan losses in conformity with past practices and policies of the Bank and GAAP.  Any such write down shall not have any effect on, or result in a breach of, the representations and warranties under Section 2.7 made by the Company as of the date of this Agreement and shall not result in a Material Adverse Effect on the Company, but shall be taken into account in determining the Minimum Adjusted Net Worth (as defined in Section 6.10 below) of the Company as of the Closing Date; and nothing in this Section 4.9(a) shall require the Company to make any additional provision to the Bank’s reserve for loan losses so long as such reserve, determined as described in Section 2.7 and in compliance with the second sentence of Section 4.11 below, is adequate and in compliance with GAAP.

(b)                                 The Company shall cause the Bank to make available to Wintrust the files maintained by the Bank with respect to, and information regarding the status of, each Loan contained in the Loan portfolio of the Bank, as of a date not more than 15 days prior to the Closing Date.

4.10                        Director and Officer Insurance Coverage.  Wintrust agrees to provide each of the directors, officers, members or trustees of the Company and the Company Subsidiaries who continue to hold such positions after the Effective Time substantially the same insurance coverage against personal liability for actions taken after the Effective Time as is provided to current directors and officers of Wintrust and its subsidiary banks.  Without limiting the generality of the preceding sentence, on or prior to the Closing Date, the Company and the Company Subsidiaries shall purchase for a period of six (6) years following the Effective Time, at Wintrust’s expense (so long as the premium or premiums do not exceed $200,000, and Wintrust shall cause to be maintained in effect, for the benefit of the Company and the Company Subsidiaries (including their respective successors) and individuals who were officers, directors, members or trustees of the Company or Company Subsidiaries (but only in their capacity as such) immediately prior to Closing, a tail policy or policies providing coverages equivalent to the level and scope of directors’ and officers’ liability and other professional insurance coverages as set forth in the Company’s and the Company Subsidiaries’ current directors’ and officers’ liability and other professional insurance policies in effect as of the Closing.  If such tail coverage cannot be purchased for the maximum premium described above, the Company and the Company Subsidiaries shall obtain as much comparable insurance as is available for such maximum premium.  In the event the insurer declines to provide the tail policy prior to the Closing Date, or after the Effective Time terminates the tail policy, the Company (if prior to the Closing Date) or Wintrust (if after the Effective Time) shall use its commercially reasonable efforts to identify and obtain similar coverage from another insurance carrier of substantially similar size and reputation to that of such former insurer, if such coverage is reasonably obtainable from the marketplace.  If after such reasonable efforts another such insurance carrier is unable or unwilling to provide such similar coverage, the Company (if prior to the Closing Date) or Wintrust (if after the Effective Time) shall obtain the best coverage available, as determined in the reasonable judgment of the Company or Wintrust, as applicable, for a cost up to but not exceeding the maximum premium.  Notwithstanding anything to the contrary herein, and regardless of the purchase of insurance coverage under this Section 4.10, Wintrust acknowledges and agrees that, after Closing, individuals who were officers, directors, members or trustees of the Company, the Bank, the Trust Subsidiary or the Bank Subsidiary prior to Closing shall continue to be entitled to indemnification for acts and omissions occurring prior to Closing, to the extent of any indemnification provided to such individuals on the date hereof under the applicable law where the Company or the Company Subsidiaries are chartered or organized, the Articles of Incorporation or bylaws of the Company or the Bank Subsidiary, the Certificate of Trust and trustee agreement of the Trust Subsidiary, or the operating agreement of the Bank Subsidiary, as applicable, and it will, and will cause the Surviving Company to indemnify the current and past directors, officers, members and trustees of the Company and the Company Subsidiaries in a manner reasonably consistent with the above.  The provisions of this Section 4.10 shall survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each director, officer, member or trustee who is now, or has been at any time prior to the date of this Agreement or becomes prior to the Effective Time, a director, officer, member or trustee of Company or any of the Company Subsidiaries.

4.11                        Interim Financial Statements.  Prior to the Closing Date, the Company shall deliver to Wintrust a monthly balance sheet, income statement and statement of stockholders’ equity of the Company and each of the Company Subsidiaries as of the end of each month as promptly as practicable after they become available.  Such monthly financial statements shall be prepared consistent with past practice and in conformity in all material respects with GAAP (excluding footnote disclosure) applied on a basis consistent with the Financial Statements.

4.12                        Dissent Process.  The Company will give to Wintrust prompt notice of any Written Objections or demands for appraisal for any shares of Company Common Stock or Company Preferred Stock, any attempted withdrawals of such demands and any other notice given or instrument served relating to the exercise of dissenters’ rights granted under the Maryland Act, including the name of each dissenting stockholder and the number of shares of Company Common Stock or Company Preferred

Stock to which the dissent relates.  Wintrust will have the right to participate in all negotiations and proceedings relating thereto, except as otherwise required by law.  The Company will not make any payment with respect to, or settle or offer to settle, any appraisal demands without Wintrust’s prior written consent.

4.13                        Section 368(a) Reorganization.  Either prior to or after the Closing Date, none of the Parties shall take or cause to be taken any action, or omit to take any action or cause any omission, which would cause the Merger not to qualify as a reorganization in accordance with Section 368(a) of the Code.  The Parties agree to take any and all necessary or advisable steps to restructure or modify the terms of the transaction contemplated hereby, if such steps are necessary or advisable to qualify the transaction contemplated hereby as a reorganization in accordance with Section 368(a) of the Code; provided, however, that nothing in this Section 4.13 shall be deemed to require the Parties to take any steps that will increase the Per Share Merger Consideration.

4.14                        Untrue Representations and Warranties.  During the term of this Agreement, if any Party becomes aware of any facts, circumstances or of the occurrence or impending occurrence of any event that would cause one or more of such Party’s representations and warranties contained in this Agreement to be or to become untrue as of the Closing Date then:

(a)                                 such Party shall promptly give detailed written notice thereof to the other Parties; and

(b)                                 such Party shall use reasonable and diligent efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by the other Parties.

4.15                        Stockholder Litigation.  The Company shall give Wintrust the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to the Merger or any other Transaction.  Neither the Company nor any Company Subsidiary shall agree to any settlement of any such litigation without the prior written consent of Wintrust.

4.16                        Section 16 Matters.  Before the Effective Time, the Company shall cause any dispositions of Company Common Stock or Company Preferred Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b 3 promulgated under the Exchange Act.

4.17                        Reasonable and Diligent Efforts.  The Parties shall use reasonable and diligent efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable.  No Party will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the regulatory approvals referenced in Sections 6.3 and 7.3) or that would cause any of the representations contained herein to be or become untrue.

4.18                        Supplemental Indentures.  At or before the Effective Time, Wintrust will execute and deliver, or cause to be executed and delivered, one or more supplemental indentures and other instruments required for the due assumption by Wintrust or its designated affiliate of the Company’s outstanding debt, guarantees, securities, and (to the extent necessary) other agreements relating to the Company’s trust preferred securities, to the extent required by the terms of such debt, guarantees, securities or other agreements.

4.19                        Environmental Remediation Enrollment.  The Company shall take such actions as described on Schedule 4.19 with respect to the enrollment of certain Real Property of the Bank in the Illinois Environmental Protection Agency Site Remediation Program.

ARTICLE V
EMPLOYEE BENEFIT MATTERS

5.1                               Benefit Plans.  Effective as of the Closing Date, each full-time Employee shall become eligible for and entitled to participate in Wintrust’s benefit plans on the same terms and subject to the same conditions as all other similarly-situated U.S. employees of Wintrust and its subsidiaries.  To the extent Employees participate in any Wintrust benefit plans, Employees shall be given credit for amounts paid under a corresponding Benefit Plan during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Wintrust benefit plan for the plan year in which the Closing occurs.  The Company shall use commercially reasonable efforts to cause its health insurance providers, to the extent permitted under applicable law, (i) to provide to Wintrust a schedule of de-identified information regarding the claims experience of insured persons under the applicable Benefit Plans, and (ii) to provide Wintrust with de-identified information as to any significant pre-existing conditions of any insured persons that are not reflected in such schedule.  Wintrust shall use its reasonable and diligent efforts to cause any pre-existing condition limitations (as administered in accordance with applicable law) under Wintrust’s medical benefit plans to be waived to the extent such conditions have been waived under the Company’s health insurance plans.  For purposes of determining eligibility to participate in and, where applicable, vesting under Wintrust’s applicable retirement savings plan and employee stock purchase plan, Wintrust’s short-term disability plans and vacation policy, each Employee shall receive past service credit for his or her prior employment with the Company as if such Employee had then been employed by Wintrust.  Wintrust reserves the right to change or terminate its employee benefit plans at any time.

5.2                               No Rights or Remedies.  Nothing in this Article shall confer upon any Employee or his or her legal representative, any rights or remedies, including any right to employment, or continued employment, for any specified period, or any nature or kind whatsoever under or by reason of this Agreement.

ARTICLE VI
CONDITIONS PRECEDENT TO
OBLIGATIONS OF WINTRUST AND MERGER CO.

Unless waived by Wintrust, all obligations of Wintrust and Merger Co. under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

6.1                               Representations and Warranties; Performance of Agreements.  Each of the representations and warranties contained in ARTICLE II that are qualified by materiality shall be true and correct in all respects as of the Closing Date, and each of the representations and warranties contained in ARTICLE II that are not qualified by materiality shall be true and correct in all material respects, except to the extent such representations and warranties speak as of an earlier date, they shall be tested as of such earlier date.  The Company shall have performed in all material respects all agreements, covenants and undertakings herein required to be performed by the Company on or before the Closing.

6.2                               Closing Certificate.  Wintrust shall have received a certificate of the Company signed by a senior executive officer of the Company, dated as of the Closing Date, certifying in such detail as Wintrust may reasonably request, as to the fulfillment of the conditions to the obligations of Wintrust set forth in this Agreement that are required to be fulfilled by the Company on or before the Closing.  Such certificate shall certify, to the satisfaction of Wintrust, that the Bank has conducted its business as described in Section 4.1.

6.3                               Regulatory and Other Approvals.  Wintrust shall have obtained the approval of all appropriate regulatory entities of the transactions contemplated by this Agreement and the Merger, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

6.4                               Approval of Merger; Delivery of IL SOS and MDAT Filings.  This Agreement and the transactions and agreements contemplated hereby, including the Merger and the filing of the Amended Articles Supplementary, shall have been approved by the stockholders of the Company in accordance with the Articles of Incorporation, bylaws of the Company and the Maryland Act (the “Company Stockholder Approval”), and the proper officers of the Company shall have executed and delivered to Wintrust the Amended Articles Supplementary and the Articles of Merger, in form suitable for filing with the IL SOS and MDAT in the manner contemplated by Section 1.2, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.  Not greater than 5% of the shares of Company Common Stock Outstanding as of the Closing shall have made a Written Objection (treating for this purpose, for the avoidance of doubt, all Company Preferred Stock as having been converted into Company Common Stock as contemplated by the Amended Articles Supplementary and treating each share of Company Preferred Stock that has made a Written Objection as having made a Written Objection with respect to the number of shares of Company Common Stock into which it is convertible pursuant thereto).

6.5                               No Litigation.  No suit or other action shall have been instituted or threatened in writing seeking to enjoin the consummation of the Merger or to obtain other relief in connection with this Agreement or the transactions contemplated herein that Wintrust believes, in good faith and with the written advice of outside counsel, makes it inadvisable to consummate the Merger by reason of the probability that the proceeding would result in the issuance of an order enjoining the Merger or in a determination that the Company or any of the Company Subsidiaries has failed to comply with applicable legal requirements of a material nature in connection with the Merger or actions preparatory thereto or would have a Material Adverse Effect on the Company or any of the Company Subsidiaries.  No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

6.6                               Reserved.

6.7                               Opinions of Counsel.  Wintrust shall have received the opinions of Godfrey & Kahn, S.C., counsel for the Company with respect to matters other than Maryland corporate and securities law, and Kilpatrick Townsend & Stockton LLP, counsel for the Company with respect to Maryland corporate and securities law, each dated as of the Closing Date, and in forms substantially similar to Exhibits D-1 and D-2, respectively, and reasonably satisfactory to Wintrust and its counsel.

6.8                               Tax Returns.  The Company shall have filed with the appropriate Tax authorities amendments to its consolidated federal and state income tax returns for the 2012 and 2013 tax years to reflect corrections to certain items referenced on Schedules 2.6 and 2.17(b)(i), which amended returns shall be in form and substance reasonably satisfactory to Wintrust and its counsel.

6.9                               No Adverse Changes.  Between the date of this Agreement and the Closing Date, the businesses of the Company and the Company Subsidiaries shall have been conducted in the Ordinary Course of Business, except as otherwise required under this Agreement, in all respects consistent with prudent banking practices, and there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as required under this Agreement, that would have a Material Adverse Effect on the Company or the Bank.

6.10                        Minimum Net Worth and Loan Loss Reserve Requirements.

(a)                                 Five (5) business days prior to the Closing Date, the Company shall have delivered to Wintrust balance sheets for the Company and the Company Subsidiaries as of the Closing Date reflecting the Company’s good faith estimate of the accounts of the Company and the Company Subsidiaries, as applicable, as of the Closing Date (which, for the avoidance of doubt, shall include net income estimated to be earned by the Company and the Company Subsidiaries, if applicable, through and including the Closing Date), prepared in conformity with past practices and policies of the Company and the Company Subsidiaries, and in accordance with GAAP applied on a basis consistent with the preparation of the Interim Financial Statements, and adjusted to reflect the following adjustments, specifications and charges (the “Closing Balance Sheets”).  The Closing Balance Sheets shall confirm that (i) the aggregate principal amount of outstanding indebtedness of the Company does not exceed $3,609,000 and (ii) the Bank’s reserve for loan losses, determined as described in Section 2.7, shall be not less than 1.25% of the Bank’s net Loans (gross Loans less unearned discounts).  Wintrust shall have an opportunity to review and comment on the Closing Balance Sheets prior to the Closing Date.

(b)                                 If the Closing Balance Sheets reflect stockholders’ equity in the Company equal to or greater than $28,250,000, excluding (i) any positive security gains that may be recognized from the period of November 25, 2014 until the Closing Date, (ii) any positive addition to the Company’s stockholders’ equity after November 25, 2014 due to recognition of any of the Company’s remaining unrecognized deferred tax assets as of September 30, 2014, and (iii) any positive or negative changes to that amount of “Total Accumulated Other Comprehensive Losses” reflected on the Interim Financial Statements (such amount of adjusted stockholders’ equity, the “Minimum Adjusted Net Worth”), then there will be no adjustment to the Per Share Merger Consideration.  When determining the Minimum Adjusted Net Worth, the Company’s equity shall be reduced by (i) the after-tax basis of any fees, to the extent deductible for tax purposes, paid by or on behalf of the Company or any of the Company Subsidiaries in connection with the Merger, including but limited to legal fees, investment banking fees and fairness opinion fees, and (ii) the after-tax basis of any costs to be paid by the Company or the Bank, as set forth on Schedule 6.10(b), as a result of the Merger in accordance with the terms of any change of control agreements.  If the Closing Balance Sheets reflect the Company’s stockholders’ equity is less than the Minimum Adjusted Net Worth, the Merger Consideration shall be reduced dollar-for-dollar by an amount equal to the amount of such shortfall, and any such reduction shall be allocated equally to the cash and stock portions of the Per Share Merger Consideration to be paid pursuant to Section 1.4(b).

6.11                        Conclusion of Certain Relationships.  The Company shall have caused the termination or cessation of those certain customer relationships identified on Schedule 6.11, none of which shall be assets or liabilities of the Company or any of the Company Subsidiaries as of the Closing Date.

6.12                        Title Commitments, Surveys.  Wintrust shall have received Title Commitments and Surveys for each of the parcels of Real Property owned and used by the Bank, in form and substance satisfactory to Wintrust in its reasonable discretion.

6.13                        Consents.  The Company shall have obtained or caused to be obtained (a) all written consents required under Section 2.5, and (b) all other written consents, permissions and approvals as required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement, in each case where failure to obtain such consents, permissions and approvals would have a Material Adverse Effect on the Company or Wintrust’ s rights under this Agreement.

6.14                        Effectiveness of the Registration Statement.  The Registration Statement shall have become effective with respect to the shares of Wintrust Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

6.15                        NASDAQ Listing.  Shares of Wintrust Common Stock to be issued in connection with the Merger shall have been approved for listing on NASDAQ, to the extent further approval is required.

6.16                        Other Documents.  Wintrust shall have received at the Closing such other customary documents, certificates, or instruments as it may have reasonably requested evidencing compliance by the Company with the terms and conditions of this Agreement.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS
OF THE COMPANY

Unless waived by the Company, all obligations of the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

7.1                               Representations and Warranties; Performance of Agreements.  Each of the representations and warranties contained in ARTICLE III that are qualified by materiality shall be true and correct in all respects as of the Closing Date, and each of the representations and warranties contained in ARTICLE III that are not qualified by materiality shall be true and correct in all material respects, except to the extent such representations and warranties speak as of an earlier date, they shall be tested as of such earlier date.  Wintrust shall have performed in all material respects all agreements, covenants and undertakings herein required to be performed by Wintrust on or before the Closing.

7.2                               Closing Certificate.  The Company shall have received a certificate signed by the Chief Executive Officer, a Senior Executive Vice President, an Executive Vice President, or a Senior Vice President of Wintrust dated as of the Closing Date, certifying in such detail as the Company may reasonably request, as to the fulfillment of the conditions to the obligations of the Company as set forth in this Agreement that are required to be fulfilled by Wintrust or Merger Co. on or before the Closing.

7.3                               Regulatory and Other Approvals.  Wintrust shall have obtained the approval of all appropriate regulatory entities of the transactions contemplated by this Agreement and the Merger, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

7.4                               Articles of Merger.  The proper officers of Merger Co. shall have executed and delivered to the Company the Articles of Merger, in form suitable for filing with IL SOS and MDAT, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

7.5                               No Injunction.  No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

7.6                               Opinions of Counsel.

(a)                                 The Company shall have received the opinion of Schiff Hardin LLP, special counsel for Wintrust, dated as of the Closing Date, and in form substantially similar to Exhibit E and reasonably satisfactory to the Company and its counsel.

(b)                                 The Company shall have received the opinion of Godfrey & Kahn, S.C, counsel for the Company, dated as of the Closing Date, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, that the Company and Wintrust will each be a party to such reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by the holders of shares of Company Common Stock or Company Preferred Stock upon the receipt of shares of Wintrust Common Stock in exchange for their shares of Company Common Stock or Company Preferred Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Wintrust Common Stock.  The tax opinion shall be based on customary assumptions and supported by one or more fact certificates or affidavits from Wintrust and the Company, in such form and content as may reasonably be requested by counsel to the Company.  Notwithstanding anything to the contrary contained herein, no Party may waive the conditions set forth in this Section 7.6(b).

7.7                               No Adverse Changes.  Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as provided in this Agreement, which would have a Material Adverse Effect on Wintrust.

7.8                               Effectiveness of the Registration Statement.  The Registration Statement shall have become effective with respect to the shares of Wintrust Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

7.9                               NASDAQ Listing.  Shares of Wintrust Common Stock to be issued in connection with the Merger shall have been approved for listing on NASDAQ, to the extent further approval is required.

7.10                        Supplemental Indentures.  Wintrust shall have executed and delivered, or caused to be executed and delivered, by or on behalf of Wintrust, one or more supplemental indentures and other instruments required for the due assumption of the Company’s outstanding debt, guarantees, securities, and (to the extent informed of such requirement by the Company) other agreements to the extent required by the terms of such debt, guarantees, securities or other agreements.

7.11                        Other Documents.  The Company shall have received at the Closing all such other customary documents, certificates, or instruments as they may have reasonably requested evidencing compliance by Wintrust with the terms and conditions of this Agreement.

ARTICLE VIII
NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1                               Non-Survival.  None of the representations, warranties, covenants and agreements made by the Parties in this Agreement shall survive the Effective Time, except for those covenants or agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

ARTICLE IX
GENERAL

9.1                               Termination Fees; Expenses.  Except as otherwise provided in this Section 9.1, all costs and expenses incurred in the consummation of this transaction, including any brokers’ or finders’ fees, shall be paid by the Party incurring such cost or expense.

(a)                                 In the event that this Agreement is terminated by Wintrust because the Company committed a material breach of its material obligations under this Agreement (except in circumstances governed by Section 9.1(b) below), unless such breach is a result of the failure by Wintrust to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date of such termination, then, provided Wintrust is in material compliance with all of its material obligations under this Agreement, the Company shall pay to Wintrust a termination fee of $900,000 plus documented out-of-pocket expenses and costs (up to a maximum of an additional $325,000 in such expenses and costs), including reasonable attorneys’ fees, subject to verification thereof, that Wintrust (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of the Company’s breach of this Agreement, including, but not limited to, reasonable fees of professionals engaged for such purpose by or on behalf of Wintrust.  Except as provided in the following sentence and in Section 9.1(c), such sums shall constitute liquidated damages and the receipt thereof shall be Wintrust’s sole and exclusive remedy under this Agreement.  Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated by Wintrust as a result of the Company’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, Wintrust shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

(b)                                 In the event that: (i) Wintrust terminates this Agreement pursuant to Section 9.2(c)(i) by virtue of a breach of the covenant contained in Section 4.8 or pursuant to Section 9.2(j); (ii) any Person makes a Company Takeover Proposal that shall have been made known to the public or the Company Board or shall have been made directly to the stockholders of the Company, or any Person shall have publicly announced (and not publicly withdrawn) a bona fide intention to make a Company Takeover Proposal, and in the case of any of the foregoing in this clause (ii), this Agreement is thereafter terminated pursuant to Section 9.2(b), 9.2(c) or 9.2(e) and within fifteen months after the date of such termination the Company or a Company Subsidiary has either consummated or entered into a definitive agreement relating to a Company Takeover Proposal or the Company Board or any committee thereof shall have approved, adopted or recommended in favor of any Company Takeover Proposal; provided that in the case of termination pursuant to Section 9.2(b) or 9.2(c), the below-mentioned fee shall be payable pursuant to this clause (ii) only if the Company Stockholder Approval shall not have been obtained at least two business days before such termination; or (iii) the Company terminates this Agreement pursuant to Section 9.2(f), then the Company shall pay to Wintrust a termination fee equal to $1,750,000.  In addition, in such circumstances or in other circumstances in which this Agreement is terminated pursuant to Section 9.2(e), the Company shall pay to Wintrust its documented out-of-pocket expenses and costs (up to a maximum of an additional $325,000 in such costs and expenses) including reasonable attorneys’ fees, subject to verification thereof, that Wintrust (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur, including reasonable fees of professionals engaged for such purpose by or on behalf of Wintrust.  Except as provided in the last sentence of Section 9.1(a) such sums shall constitute liquidated damages and the receipt thereof shall be Wintrust’s sole and exclusive remedy under this Agreement; provided that in no event shall Wintrust be entitled to a termination fee under both Sections 9.1(a) and 9.1(b) and including reasonable attorneys’ fees.

(c)                                  In the event that this Agreement is terminated by the Company because Wintrust committed a material breach of its material obligations under this Agreement, unless such breach is a result of the failure by the Company or the Bank to perform and comply in all material respects with any of its material obligations under this Agreement which are to be performed or complied with by it prior to or on the date of such termination, then, provided the Company is in material compliance with all of its material obligations under this Agreement, Wintrust shall pay the Company a termination fee of $900,000, plus documented out-of-pocket expenses and costs (up to a maximum of an additional $325,000 in such expenses and costs), including reasonable attorneys’ fees, subject to verification thereof, that the Company (i) has incurred in furtherance of this Agreement and the transactions contemplated herein and (ii) is reasonably expected to incur as a result of Wintrust’s breach of this Agreement, including, but not limited to, reasonable fees of professionals engaged for such purpose by or on behalf of the Company; provided, however, that such sums shall constitute liquidated damages and the receipt thereof shall be the Company’s sole and exclusive remedy under this Agreement.  Notwithstanding the foregoing, if this Agreement is terminated by the Company as a result of Wintrust’s willful breach of this Agreement, then in addition to recovery of its out-of-pocket expenses and costs, the Company shall be entitled to recover such other amounts, including consequential damages, as it may be entitled to receive at law or in equity.

(d)                                 Any fee or expense payment due under this Section 9.1 shall be paid by wire transfer to the applicable account specified in Schedule 9.1(d) of same-day funds on the date of termination of this Agreement, except that (i) in the case of a fee payable pursuant to Section 9.1(b)(ii), such payment shall be made on the date of execution of such definitive agreement, or such approval or recommendation, or, if earlier, consummation of such transactions, and (ii) in the case of a fee payable pursuant to Section 9.1(b)(iii), such payment shall be made prior to or concurrently with such termination.

9.2                               Termination.  This Agreement may be terminated:

(a)                                 at any time by written agreement between Wintrust and the Company;

(b)                                 by either Wintrust or the Company if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its material obligations under this Agreement) by September 30, 2015, or such later date agreed to by the Parties, provided, however, that such termination date shall automatically be extended until October 31, 2015, if the sole impediment to Closing is a delay in the approval of the Federal Reserve Application;

(c)                                  by Wintrust by written notice to the Company, (i) if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any agreement contemplated hereby, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.1 and (y) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach (provided that Wintrust is not then in material breach of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement) or (ii) if satisfaction of such a condition is or becomes impossible (other than through the failure of Wintrust or Merger Co. to comply with its obligations under this Agreement); and, in each case, Wintrust has not waived such condition on or before the Closing Date;

(d)                                 by the Company by written notice to Wintrust, (i) if Wintrust breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any agreement contemplated hereby, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7.1 and (y) cannot be or has not been cured within 30 days after the giving of written notice to Wintrust of such breach (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement) or (ii) if satisfaction of such a condition is or becomes impossible (other than through the failure of the Company or the Bank to comply with its obligations under this Agreement); and, in each case, the Company has not waived such condition on or before the Closing Date;

(e)                                  by either Wintrust or the Company, if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained;

(f)                                   by the Company, before receipt of the Company Stockholder Approval, in accordance with Section 4.8(e); provided that Wintrust is not at such time entitled to terminate this Agreement pursuant to Section 9.2(c)(i);

(g)                                  by the Company, if at the time all of the conditions to the Closing set forth in ARTICLE VI and ARTICLE VII are satisfied, the Wintrust Common Stock Price is less than $39.50; provided, however, that the Company may not terminate the Agreement pursuant to this Section 9.2(g) unless and until five (5) business days have elapsed following the receipt by Wintrust of written notice of the Company’s intent to terminate, and prior to the end of such five (5) business-day period the Parties in good faith are unable to reach agreement as to an amendment to this Agreement containing terms acceptable to both Parties so that the Merger and transactions contemplated hereby may be effected;

(h)                                 by Wintrust, if at the time all of the conditions to the Closing set forth in ARTICLE VI and ARTICLE VII are satisfied, the Wintrust Common Stock Price is more than $55.50; provided, however, that Wintrust may not terminate the Agreement pursuant to this Section 9.2(h) unless and until five (5) business days have elapsed following the receipt by the Company of written notice of Wintrust’s intent to terminate, and prior to the end of such five (5) business-day period the Parties in good faith are unable to reach agreement as to an amendment to this Agreement containing terms acceptable to both Parties so that the Merger and transactions contemplated hereby may be effected; or

(i)                                     by Wintrust, if, as contemplated by the last sentence of Section 4.7(b), the Company fails or elects not to cure the Title Defects or obtain the Title Endorsements by the Closing Date;

(j)                                    by Wintrust, if (i) the Company Board or any committee thereof withdraws or modifies, in a manner adverse to Wintrust or Merger Co. or proposes publicly to withdraw or modify, in a manner adverse to Wintrust or Merger Co., its approval or recommendation of this Agreement or the Merger, fails to recommend to the Company’s stockholders that they give the Company Stockholder Approval or approves or recommends, or proposes publicly to approve or recommend, any Company Takeover Proposal (other than the transactions contemplated by this Agreement), or (ii) if the Company Board fails to reaffirm its recommendation to the Company’s stockholders that they give the Company Stockholder Approval within five business days of Wintrust’s written request to do so, which request may be made at any time following public disclosure of a Company Takeover Proposal, provided, however, that if the Company has given written notice to Wintrust in accordance with Section 4.8(e) of its receipt of a Superior Company Proposal and its intention to make a Company Recommendation Change and/or terminate this Agreement, such request that the Company Board reaffirm its recommendation may not be made until completion of the five business-day negotiation period described in clauses (2) and (3) of such Section 4.8(e).

Any termination of this Agreement shall not affect any rights accrued prior to such termination (except to the extent expressly provided in Section 9.1).

9.3                               Confidential Information.  The Parties each covenant that, in the event the transactions contemplated by this Agreement are not consummated, each Party will keep in strict confidence and either return or destroy (and certify in writing as to such destruction) all documents containing any information concerning the properties, business, and assets of the other Parties that may have been obtained in the course of negotiations or examination of the affairs of the other Parties either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources), except to the extent that disclosure is required by judicial process or governmental or regulatory authorities or to the extent that retention of such documents is required by applicable laws, rules or regulations governing record retention.

9.4                               Non-Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the Parties under this Agreement shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties.  Notwithstanding the foregoing, Wintrust may assign its rights hereunder to another wholly owned subsidiary of Wintrust, provided that no such assignment shall relieve Wintrust of its obligations hereunder.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Parties.

9.5                               Notices.  All notices, requests, demands, and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) the third (3rd) business day after being deposited in the United States mail, registered or certified mail (return receipt requested), (c) the first business day after being deposited with Federal Express or any other recognized national overnight courier service, or (d) if delivered by facsimile transmission, upon receipt, in each case addressed as follows or at such other address as provided by a Party to the other Parties in accordance with these procedures:

(i)                                     If to the Company or the Bank, addressed to:

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, IL  60137

Attention:                                         Donald H. Wilson

Chairman, President and Chief Executive Officer

with a copy to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI  53202-3590

Facsimile : 414-273-5198

Attention:                                         Thomas R. Homberg, Esq.

(ii)                                  If to Wintrust or Merger Co., addressed to:

Wintrust Financial Corporation

9700 W. Higgins Road, Suite 800

Rosemont, Illinois 60018

Facsimile:  877-873-5406

Attention:                                         Lisa J. Pattis, Esq.

Executive Vice President and

General Counsel

with a copy to:

Schiff Hardin LLP

233 S. Wacker Drive, Suite 6600

Chicago, Illinois 60606-6473

Facsimile:  312-258-5600

Attention:                                         Matthew G. Galo, Esq.

9.6                               Counterparts.  For the convenience of the Parties, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.  Executed signature pages to this Agreement may be delivered by facsimile or other electronic means and such signature pages will be deemed as sufficient as if actual signatures pages had been delivered.

9.7                               Knowledge.  References in this Agreement to the “knowledge” of a party shall mean: (a) with respect to a natural person, the actual knowledge of such person after his or her reasonable investigation into the subject matter at issue; (b) with respect to the Company, the Bank, the Trust Subsidiary and the Bank Subsidiary, the actual knowledge of Donald H. Wilson, Chairman Chief Executive Officer and President of the Company and the Bank; Christopher P. Barton, Vice President and Assistant Secretary of the Company and Executive Vice President and Assistant Secretary of the Bank; Douglas D. Howe, Executive Vice President of the Company and the Bank; Eric J. Weeden, Vice President, Chief Financial Officer and Assistant Secretary of the Company and Senior Vice President and Chief Financial Officer of the Bank; and Jeffrey A. Vock, Vice President and Assistant Secretary of the Company and Senior Vice President and Chief Credit Officer of the Bank, after their reasonable investigation into the subject matter at issue, and (c) with respect to Wintrust, the actual knowledge of David A. Dykstra, Senior Executive Vice President and Chief Operating Officer, Richard B. Murphy, Executive Vice President and Chief Credit Officer, David L. Stoehr, Executive Vice President and Chief Financial Officer, or Leona A. Gleason, Executive Vice President and Chief Administrative Officer after their reasonable investigation into the subject matter at issue.

9.8                               Interpretation.  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole.  Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood to be followed by the words “without limitation.”  The term “business day” shall mean a day other than a Saturday or a Sunday on which banking institutions are required to be open for business in the State of Illinois.  The words describing the singular shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations, partnerships and other entities and vice versa.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.9                               Entire Agreement; No Third Party Beneficiaries.  This Agreement, including the Schedules and agreements delivered pursuant hereto, and the Confidentiality Agreement, set forth the entire understanding of the Parties, supersedes all prior agreements, arrangements, and communications, whether oral or written, and is not intended to confer upon any person other than the parties any rights or remedies.  Notwithstanding the foregoing, following the Effective Time, the provisions of Article II shall be enforceable by holders of Company Stock Certificates.  This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders.  This Agreement shall not be modified or amended other than by written agreement of the Parties.  Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit, or amplify the provisions hereof.

9.10                        Extension; Waiver.  At any time before the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

9.11                        Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to the conflicts of laws principles thereof, except to the extent that the Maryland Act is mandatorily applicable to the Merger.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Illinois state court located in Chicago, Illinois or any Federal court located in Chicago, Illinois (or any court with appellate jurisdiction therefrom) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Illinois state court located in Chicago, Illinois or any Federal court sitting in the State of Illinois and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the transactions contemplated hereby.

9.12                        Severability.  In the event that a court of competent jurisdiction shall finally determine that any provision of this Agreement or any portion thereof is unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision and portion thereof that is not invalidated by such determination shall remain in full force and effect.  To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability.

** Signature Page Follows **

IN WITNESS WHEREOF, Wintrust, the Company and Merger Co. have each executed this Agreement and Plan of Merger as of the day and year first written above.

WINTRUST FINANCIAL CORPORATION

By:	/s/ David Dykstra
Name:	David Dykstra
Title:	Senior EVP and COO

COMMUNITY FINANCIAL SHARES, INC.

By:	/s/ Donald H. Wilson
Name:	Donald H. Wilson
Title:	Chairman, President and CEO

WINTRUST MERGER SUB LLC

By:	/s/ David Dykstra
Name:	David Dykstra
Title:	Senior EVP

Signature Page to Agreement and Plan of Merger

Annex B

AMENDED AND RESTATED ARTICLES SUPPLEMENTARY

TO THE

ARTICLES OF INCORPORATION

OF

COMMUNITY FINANCIAL SHARES, INC.

Series C Convertible Noncumulative Perpetual Preferred Stock

Pursuant to Section 2-208 of the Maryland General Corporation Law

Community Financial Shares, Inc., a Maryland corporation (the “Company”), hereby certifies to the Maryland State Department of Assessments and Taxation that, pursuant to the authority conferred upon the Board of Directors of the Company (“Board of Directors”) by the Articles of Incorporation of the Company (the “Articles of Incorporation”) and applicable law, the following resolutions were duly adopted by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to, and vested in, the Board of Directors in accordance with the provisions of its Articles of Incorporation, the Company does hereby create and designate a series of preferred stock, $1.00 par value per share, and the Board of Directors does hereby fix the relative rights and preferences of the shares of such series as follows:

1.                                Definitions.

(a)                           “Act” means the Securities Exchange Act of 1934, as amended, or any successor provisions, including any rules or regulations promulgated thereunder.

(b)                           “Articles of Incorporation” has the meaning set forth in the preamble.

(c)                            “Articles Supplementary” mean these Amended and Restated Articles Supplementary.

(d)                           “Authorized Share Failure” has the meaning set forth in Section 6(d).

(e)                            “Board of Directors” has the meaning set forth in the preamble.

(f)                             “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Chicago, Illinois are authorized or required by applicable law to close.

(g)                            “Bylaws” means the bylaws of the Company (as amended).

(h)                           “Certificate” has the meaning set forth in Section 6(b)(i).

(i)                               “Change of Control” means any of the following transactions that is approved by at least a majority of the members of the Board of Directors:

(i)                                     the acquisition by any Person (other than the current members of the Board or any of their descendants, the Company, or any savings, pension or other benefit plan for the benefit of the employees of the Company or subsidiaries thereof), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of voting securities of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) where such acquisition causes any such Person to own fifty percent (50%) or more of the combined voting power of the Company’s then outstanding capital stock then entitled to vote generally in the election of directors;

(ii)                                  a reorganization, merger, consolidation or other corporate transaction involving the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) with respect to which the shareholders of the Company immediately prior to such transaction do not, immediately after the transaction, own more than fifty percent (50%) of the combined voting power of the reorganized, merged or consolidated company’s then outstanding voting securities;

(iii)                               the sale, transfer or assignment of all or substantially all of the assets of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) to any third party; or

(iv)                              any other transactions or series of related transactions occurring which have substantially the same effect as the transactions specified in clauses (i) through (iii) as reasonably determined by the Board of Directors.

Notwithstanding anything to the contrary, a Change of Control shall not include the Wintrust Merger.

(j)                              “Closing Price” means, with respect to the Common Stock and on any particular date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which the Common Stock is listed or admitted for trading or, if the Common Stock is not listed or admitted for trading on a United States national or regional securities exchange, as reported on the quotation system on which such security is quoted.  If the Common Stock is not listed or admitted for trading on a United States national or regional securities exchange and not reported on a quotation system on such date, the “Closing Price” will be the last quoted bid price for the Common Stock in the over-the-counter market on such date as reported by the OTC Markets Group Inc. or similar organization.  If none of the foregoing apply, the last reported sale price will be the average of the mid-point of the last bid and ask prices for the Common Stock on such date from each of at least three nationally recognized investment banking firms selected by the Company for this purpose.

(k)                           “Common Stock” means the common stock, $0.01 par value per share, of the Company.

(l)                               “Company” has the meaning set forth in the preamble.

(m)                       “Conversion Date” has the meaning set forth in Section 6(b)(i).

(n)                           “Conversion Notice” has the meaning set forth in Section 6(b)(i).

(o)                           “Conversion Price” means $1.00 per share of Common Stock, as the same may be adjusted as provided in Section 7 hereof.

(p)                           “Conversion Rate” means a number equal to (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) divided by (ii) the Conversion Price.

(q)                           “Deemed Liquidation” has the meaning set forth in Section 5(d).

(r)                              “Deemed Liquidation Payment” has the meaning set forth in Section 5(d).

(s)                             “Distribution” means payment of dividends or distributions, whether payable in cash, securities, options or other property (including any distributions of any rights, (including rights relating to the issuance, grant or sale of stock, warrants, securities or other property)).

(t)                              “DTC” has the meaning set forth in Section 6(b)(ii).

(u)                           “Fair Market Value” means, (i) for any security, the Closing Price, (ii) with respect to property other than a security, the fair market value determined in good faith by a nationally recognized investment banking firm selected by the Company, and (iii) for any cash, the amount of such cash.

(v)                           “Holder” means a holder of shares of Series C Preferred Stock.

(w)                         “Junior Securities” has the meaning set forth in Section 5(a).

(x)                           “Liquidation Preference” has the meaning set forth in Section 5.

(y)                           “Parity Securities” has the meaning set forth in Section 5(a).

(z)                            “Person” means any individual, entity or “group,” within the meaning of  Section 13(d)(3) or Section 14(d)(2) of the Act.

(aa)                    “Registration Rights Agreement” has the meaning set forth in the Securities Purchase Agreement.

(bb)                     “Reorganization” means

(i)                                     an acquisition, reorganization, merger, consolidation or other corporate transaction involving the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company);

(ii)                                  the sale, transfer or assignment of all or substantially all of the assets of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company); or

(iii)                               any other transactions or series of related transactions occurring which have substantially the same effect as the transactions specified in clauses (i) or (ii) as reasonably determined by the Board of Directors.

Notwithstanding anything to the contrary, a Reorganization shall not include the Wintrust Merger, and the provisions of Section 11 of these Articles Supplementary shall not apply to the Wintrust Merger.

(cc)                      “Required Reserve Amount” has the meaning set forth in Section 6(d).

(dd)                    “Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of November 13, 2012, by and between Community Financial Shares, Inc., a Delaware corporation and the predecessor to the Company, and the investors named therein.

(ee)                      “Senior Indebtedness” means (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed (including deposit obligations) and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any conditional sale or title retention agreement (but excluding trade accounts payable in the ordinary course of business); (iv) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, banker’s acceptance, security purchase facilities and similar credit transactions; (v) all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contract and other similar agreements; (vi) all obligations of the type referred to in clauses (i) through (v) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company).

(ff)                        “Senior Securities” has the meaning set forth in Section 5(a).

(gg)                      “Series A Preferred Stock” means the 6,970 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1.00 par value per share, of the Company previously issued to the U.S. Department of Treasury by the Company pursuant to the U.S Department of Treasury’s Trouble Asset Relief Program Capital Purchase Program.

(hh)                     “Series B Preferred Stock” means the 349 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1.00 par value per share, of the Company previously issued to the U.S. Department of Treasury by the Company pursuant to the U.S Department of Treasury’s Trouble Asset Relief Program Capital Purchase Program.

(ii)                            “Series C Preferred Stock” has the meaning set forth in Section 3.

(jj)                          “Series D Preferred Stock” means the shares of Series D Convertible Noncumulative Perpetual Preferred Stock, $1.00 par value per share, of the Company.

(kk)                    “Series E Preferred Stock” means the shares of Series E Convertible Noncumulative Perpetual Preferred Stock, $1.00 par value per share, of the Company.

(ll)                            “Share Delivery Date” has the meaning set forth in Section 6(b)(ii).

(mm)            “Surviving Entity” means the successor Person in any Reorganization other than the Company, provided that if (i) such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on a national securities exchange, quotation system or over-the-counter market and (ii) the common stock or equivalent equity security of the parent entity that, directly or indirectly, controls such Person (a “Parent Entity”) is quoted or listed on a national securities exchange, quotation system or over-the-counter market, “Surviving Entity” shall mean such Person’s Parent Entity; provided further that if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Reorganization shall be deemed to be the “Surviving Entity”.

(nn)                    “Transaction Documents” means collectively the Securities and Purchase Agreement, the Registration Rights Agreement, and each of the other agreements entered into by the Company, on the one hand, and Holders and/or the holders of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, on the other hand, in connection with the issuance of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(oo)                    “Voting Securities” means the total number of (i) outstanding shares of   Common Stock plus (ii) the aggregate number of shares of Common Stock into which all  outstanding shares of Series C Preferred Stock may be converted pursuant to Section 6(a), without regard to any limitations on the conversion of the Series C Preferred Stock contained in these Articles Supplementary.

(pp)                          “4.9 Maximum Percentage” has the meaning set forth in Section 6(f)(ii).

(qq)                          “9.9 Maximum Percentage” has the meaning set forth in Section 6(f)(i).

(rr)                                “Wintrust Merger” means the transactions contemplated by the Agreement and Plan of Merger, dated March 2, 2015, and any amendments thereto, by and among the Company, Wintrust Financial Corporation and Wintrust Merger Sub LLC or any of their respective affiliates.

2.                                Interpretation. For the purposes hereof, unless the context requires otherwise: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the Articles Supplementary as a whole and not to any particular provision of the Articles Supplementary, and Section references are to the Sections of the Articles Supplementary unless otherwise specified; (iii) the word “including” and words of similar import when used in the

Articles Supplementary shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) the terms “Dollars”, “cents” and “$” shall mean U.S. dollars; (vi) with respect to determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (vii) references to any statute shall be deemed to refer to such statute as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (viii) the word “hereby,” or the term “contemplated hereby,” when used in the Articles Supplementary, shall refer to the Articles of Incorporation and the Articles Supplementary and not to any other agreement or instrument; and (ix) any calculations of “as-converted” or “fully converted” basis or similar concept, unless otherwise expressly provided otherwise, shall be of the maximum number of shares of Common Stock into which such Series C Preferred Stock would be convertible assuming for such purposes that the Series C Preferred Stock would be convertible (without regard to any limitations on the conversion of the Series C Preferred Stock contained in these Articles Supplementary) assuming that there would be sufficient authorized shares of Common Stock to permit such conversion at such time.

3.                                Designation; Number of Shares.  The series of preferred stock to which this Statement of Designation relates is designated “Series C Convertible Noncumulative Perpetual Preferred Stock,” par value $1.00 per share (the “Series C Preferred Stock”).  Each share of Series C Preferred Stock has the designations, preferences, limitations and relative, participating, optional or other special rights and privileges, and the qualifications, limitations and restrictions as described herein.  The authorized number of shares of Series C Preferred Stock is 350,000.  Except as set forth in Section 6(f), each share of Series C Preferred Stock is identical in all respects to every other share of Series C Preferred Stock.  The Series C Preferred Stock shall be perpetual until such time as no shares of Series C Preferred Stock remain outstanding.

4.                                Dividends.  Distributions may be paid on the Series C Preferred Stock as and when declared by the Board of Directors, subject, however, to the prior and superior rights of the holders of Senior Securities.  In addition, the Holders of record shall be entitled to receive, on a fully converted basis (without regard to any limitations on the conversion of the Series C Preferred Stock contained in these Articles Supplementary), as, when, and if declared by the Board of Directors, Distributions in the same per share amount as paid on the Common Stock, and no Distributions shall be payable on Junior Securities or Parity Securities unless an identical Distribution is payable at the same time on the Series C Preferred Stock; provided however, that if a Distribution payable in Common Stock is declared on the Common Stock, the Conversion Price shall be adjusted pursuant to Section 7 in lieu of the Holders receiving an equivalent Distribution.  Distributions that are payable on Series C Preferred Stock shall be payable to the Holders of record as they appear on the stock register of the Company on the applicable record date, as determined by the Board of Directors, which record date, in the case of a Distribution in which a Distribution is also paid on the Common Stock, shall be the same as the record date for the Distribution on the Common Stock.  The Company will not make any Distribution to the stockholders of the Company which could reasonably be determined to materially adversely affect the rights, powers, privileges and preferences afforded to the Holders with respect to the right to receive the Liquidation Preference in the event of any liquidation, dissolution or winding up of the affairs of the Company (including any such event following a sale, transfer or assignment of all or substantially all of the assets of the Company).

5.                                Liquidation Preference.

(a)                           Rank.  The Series C Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, in each case rank (i) subordinate and junior to the Company’s Series A Preferred Stock and Series B Preferred Stock, Senior Indebtedness (as defined herein) and all other securities of the Company issued or established after the date of these Articles Supplementary by the Company which, by their respective terms, are senior to the Series C Preferred Stock (“Senior Securities”); (ii) on parity with the Company’s Series D Preferred Stock, the Series E Preferred Stock and each other class or series of preferred stock established after the date of these Articles Supplementary by the Company the terms of which expressly provide that such class or series will rank on a parity with the Series C Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (“Parity Securities”); and (iii) senior to the Company’s Common Stock and each other class or series of the Company’s capital stock outstanding or established or issued after date of these Articles Supplementary by the Company the terms of which do not expressly provide that such shares of capital stock rank on a parity with or senior to the Series C Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (“Junior Securities”).

(b)                           Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, Holders shall be entitled to receive for each share of Series C Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock or any other Junior Securities, an amount equal to the greater of (i) the sum of (A)  $100.00 per share of the Series C Preferred Stock (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) and (B) the amount of any declared, but unpaid, Distributions to the date of payment and (ii) the amount such Holder would have received if such share of Series C Preferred Stock had been fully converted into shares of Common Stock in accordance with these Articles Supplementary (without regard to any limitations on the conversion of the Series C Preferred Stock contained in these Articles Supplementary) immediately prior to such liquidation, dissolution or winding up (such greater amount of the foregoing clauses (i) and (ii), the “Liquidation Preference”).

(c)                            Partial Payment.  If, in any distribution described in Section 4 and this Section 5, the assets of the Company or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series C Preferred Stock and the corresponding amounts payable with respect to any other stock of the Company ranking equally with Series C Preferred Stock as to such distribution, Holders and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(d)                           Change in Control; Deemed Liquidations.  Not less than twenty calendar days prior to the date that a contemplated Change of Control is expected to be consummated, the Company shall notify each Holder of the anticipated consummation date of such Change of Control by written notice via facsimile or email and overnight courier.  Upon the election of a

Holder (an “Electing Holder”) in writing given to the Company not later than five Business Days prior to the anticipated consummation date in the foregoing notice, the consummation by the Company of a Change of Control will constitute a liquidation, dissolution or winding up of the Company (a “Deemed Liquidation”) solely with respect to any or all of the Series C Preferred Stock held by such Holders and, upon such election, shall have the right to receive a distribution in accordance with this Section 5 (a “Deemed Liquidation Payment”).  The Company shall make payment of the Deemed Liquidation Payment to any Electing Holder concurrently with the consummation of such Change of Control and in the event that the Company does not pay the Deemed Liquidation Payment on such date, an Electing Holder shall have the right to void its election.  If the Company fails to pay the Deemed Liquidation Payment in full when due in accordance with this Section 5(d), the Company will pay interest thereon at a rate equal to the lesser of 25% per annum and the maximum rate permitted by applicable law, accruing daily from such date until the Deemed Liquidation Payment, plus all such interest thereon, is paid in full.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under this Section 5(d).  Notwithstanding anything to the contrary, the rights and privileges provided in this Section 5(d) shall not be triggered by the Wintrust Merger.

6.                                Conversion.

(a)                           Conversion.  Immediately prior to the time at which the Wintrust Merger becomes effective, and without regard to the Conversion Mechanics described in Section 6(b) or the Limitation on Beneficial Ownership described in Section 6(f), each share of Series C Preferred Stock then outstanding shall automatically convert, without any action on the part of the Holder, into 100 shares of Common Stock, which is the number of shares of Common Stock equal to the then applicable Conversion Rate~~.  Subject to the provisisions of Section 6(f), each share of Series C Preferred Stock shall be convertible at the sole direction of the Holder into a number of shares of Common Stock equal to the then applicable Conversion Rate in the manner set forth in Section 6(b).  Subject to the provisions of Section 6(f), the number of shares of Common Stock into which a share of Series C Preferred Stock shall be convertible shall be determined by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) by (ii) the then Conversion Price (subject to the conversion procedures set forth below in Section 6(b))~~.

(b)                           Conversion Mechanics.

(i)                                     Subject to the provisions of Section 6(f), a Holder may elect to convert any or all of such Holder’s shares of Series C Preferred Stock into a number of shares of Common Stock equal to the then applicable Conversion Rate, at any time in whole or from time to time in part, as and when provided in Section 6 upon written notice delivered to the Company (at the registered office of the Company or at any office of any agent or agents of the Company, as may be designated by the Board of Directors, who shall provide prompt notice of such designation to the Holders in accordance with Section 13, specifying the number of shares of Series C Preferred Stock such Holder is electing to convert (“Conversion Notice”), accompanied by the duly endorsed certificate or certificates evidencing outstanding shares of Series C Preferred Stock (“Certificate(s)” and together with the Conversion Notice, the “Conversion Documents”).  The

conversion date for such conversion shall be the date on which the Company actually receives the Conversion Documents (but in no event later than the date upon which delivery of the Conversion Documents would be deemed pursuant to Section 13) (the “Conversion Date”) and the Person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on the Conversion Date.

(ii)                                  Upon receipt by the Company of the Conversion Documents, the Company shall, as soon as practicable, but in any event within one Trading Day thereafter, send, via facsimile or email, a confirmation of receipt and copies of such Conversion Documents to such Holder and to the transfer agent, which confirmation shall constitute an instruction to the transfer agent to process such Conversion Notice in accordance with the terms herein and as soon as practicable following the Conversion Date (and in any event within three Trading Days thereafter (the “Share Delivery Date”) and (A) provided the transfer agent is participating in the The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which such Holder shall be entitled to such Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the transfer agent is not participating in the DTC Fast Automated Securities Transfer Program or if such Holder elected (in the Conversion Notice) to not have the shares of Common Stock credited to such Holder’s balance account with DTC, issue and deliver, to the address as specified in the Conversion Notice, one or more certificates representing shares of Common Stock to which such Holder shall be entitled.  In the event less than all of the shares of Series C Preferred Stock represented by a Certificate are being converted into Common Stock by the Holder, a new Certificate, of like tenor, at the Company’s sole cost and expense, shall be issued and delivered promptly (and in no event later than the Share Delivery Date) to the Holder representing the number of such shares of Series C Preferred Stock that are not being converted.

(iii)                               From and after the Conversion Date, the shares of Series C Preferred Stock to be converted on such Conversion Date will no longer be deemed to be outstanding and all rights of the Holder as Holder (except the right to receive the Common Stock upon conversion) shall cease and terminate with respect to such shares; provided that a Holder shall be entitled to receive any Distributions that were declared prior to, but remain unpaid as of, the Conversion Date; provided further that in the event that a share of Series C Preferred Stock is not converted due to a default by the Company or because the Company is otherwise unable to issue the requisite shares of Common Stock, such share of Series C Preferred Stock will remain outstanding and will be entitled to all of the rights as provided herein.

(iv)                              The Company acknowledges that a breach by it of its obligations under this Section 6(b) will cause irreparable harm to a Holder.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 6(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 6(b), that a Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance, without the necessity of showing economic loss and without any bond or other security being required.

(c)                            No Impairment.  The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger,

dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of Section 7 and this Section 6 in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights of the Holders against impairment.

(d)                           Reservation of Shares Issuable Upon Conversion.  The Company will at all times reserve and keep available out of its authorized but unissued Common Stock solely for the purpose of effecting the conversion of the Series C Preferred Stock such number of shares of Common Stock as will from time to time be sufficient to effect the conversion of all outstanding Series C Preferred Stock and all shares of Series C Preferred Stock that would be issuable upon the full conversion of all outstanding Series D Preferred Stock and Series E Preferred Stock, in each case, without regard to any limitations on conversions contained in these Articles Supplementary (the “Required Reserve Amount”).  If at any time while any shares of Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Series C Preferred Stock (including any shares of Series C Preferred Stock that could result from the conversion of Series D Preferred Stock or Series E Preferred Stock into Series C Preferred Stock) at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall file a proxy statement for a special meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock.  In connection with such meeting, the Company shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause the Board of Directors to unanimously recommend to the stockholders that they approve such proposal.

(e)                            Cash Damages.  If by the Share Delivery Date, the Company shall fail to issue and deliver to a Holder (i) the number of shares of Common Stock to which such Holder is entitled hereunder upon such Holder’s conversion of the Series C Preferred Stock or (ii) a new certificate representing the number of shares of Series C Preferred Stock that are not being converted, in addition to all other available remedies to which such Holder may pursue hereunder and under the Transaction Documents, the Company shall pay additional damages to such Holder on each Business Day after the Share Delivery Date that such conversion is not timely effected in an amount equal to 0.5% of the product of (A) the number of shares of Common Stock not issued to such Holder by the Share Delivery Date and to which such Holder is entitled (or in the case of failure to deliver a new certificate representing shares of Series C Preferred Stock not being converted, the number of shares of Common Stock issuable upon conversion of such shares of Series C Preferred Stock that would be represented by such certificate as of the Share Delivery Date), multiplied by (B) the Closing Price of the Common Stock on the Share Delivery Date.  If the Company fails to pay the damages set forth in this Section 6(e) within five Business Days of the date incurred, then such payments shall bear interest at the rate of 1.5% per month (pro rated for partial months) until such payments are made.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock and/or a certificate representing the remaining shares of Series C Preferred Stock upon conversion of the Series C Preferred Stock in accordance with the terms hereof.

(f)                             Limitation on Beneficial Ownership.

(i)                                     If an initial Holder acquired, pursuant to the Securities Purchase Agreement, either (i) solely shares of Series C Preferred Stock, or a combination of Series C Preferred Stock and Common Stock, in each case, that, together with Voting Securities of the Company purchased by its affiliates pursuant to the Securities Purchase Agreement, constituted more than 4.9% of the Company’s Voting Securities upon consummation of the first closing under the Securities Purchase Agreement, or (ii) shares of both Series C Preferred Stock and Series D Preferred Stock, then the following provision shall apply to such Holder (and any direct or indirect transferee of such Holder):  Notwithstanding anything to the contrary contained in these Articles Supplementary, the shares of Series C Preferred Stock held by a Holder shall not be convertible by such Holder to the extent (but only to the extent) that such Holder or any of its affiliates would beneficially own in excess of 9.9% (the “9.9 Maximum Percentage”) of the Common Stock. To the extent the above limitation applies, the determination of whether the shares of Series C Preferred Stock held by such Holder shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by such Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by such Holder and its affiliates) shall, subject to such 9.9 Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability of a Holder to convert shares of Series C Preferred Stock pursuant to this Section 6(f)(i) shall have any effect on the applicability of the provisions of this Section 6(f)(i) with respect to any subsequent determination of convertibility. For purposes of this Section 6(f)(i), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder. The provisions of this Section 6(f)(i) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 6(f)(i) to correct this Section 6(f)(i) (or any portion hereof) which may be defective or inconsistent with the intended 9.9 Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements, or to resolve any ambiguities, necessary or desirable to properly give effect to such 9.9 Maximum Percentage limitation. The limitations contained in this Section 6(f)(i) shall apply to a successor holder of shares of Series C Preferred Stock that is subject to this Section 6(f)(i). The holders of Common Stock shall be third party beneficiaries of this Section 6(f)(i) and the Company may not amend or waive this Section 6(f)(i) without the consent of holders of a majority of its Common Stock. For any reason at any time, upon the written or oral request of a Holder, the Company shall within one (1) Business Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock.

(ii)           If an initial Holder acquired, pursuant to the Securities Purchase Agreement, either (i) solely Series C Preferred Stock, or a combination of Series C Preferred Stock and Common Stock, in each case, that, together with Voting Securities of the Company purchased by its affiliates pursuant to the Securities Purchase Agreement, constituted 4.9% or less of the Company’s Voting Securities upon consummation of the first closing under the Securities Purchase Agreement, or (ii) both Series C Preferred Stock and Series E Preferred Stock, then the following provision shall apply to such Holder (and any direct or indirect transferee of such Holder):  Notwithstanding anything to the contrary contained in these Articles Supplementary, the shares of Series C Preferred Stock held by a Holder shall not be convertible by such Holder to the extent (but only to the extent) that such Holder or any of its affiliates would beneficially own in excess of 4.9% (the “4.9 Maximum Percentage”) of the Common Stock. To the extent the above limitation applies, the determination of whether the shares of Series C Preferred Stock held by such Holder shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by such Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by such Holder and its affiliates) shall, subject to such 4.9 Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability of a Holder to convert shares of Series C Preferred Stock pursuant to this Section 6(f)(ii) shall have any effect on the applicability of the provisions of this Section 6(f)(ii) with respect to any subsequent determination of convertibility. For purposes of this Section 6(f)(ii), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder. The provisions of this Section 6(f)(ii) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 6(f)(ii) to correct this Section 6(f)(ii) (or any portion hereof) which may be defective or inconsistent with the intended 4.9 Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements, or to resolve any ambiguities, necessary or desirable to properly give effect to such 4.9 Maximum Percentage limitation. The limitations contained in this Section 6(f)(ii) shall apply to a successor holder of shares of Series C Preferred Stock that is subject to this Section 6(f)(ii). The holders of Common Stock shall be third party beneficiaries of this Section 6(f)(ii) and the Company may not amend or waive this Section 6(f)(ii) without the consent of holders of a majority of its Common Stock. For any reason at any time, upon the written or oral request of a Holder, the Company shall within one (1) Business Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock.

7.           Anti-Dilution Adjustments.

(a)         Adjustments for Combinations or Divisions of Common Stock.  In the event that the Company at any time or from time to time shall effect a division of the Common Stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in Common Stock or in any right to acquire the Common Stock), the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series C Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  In the event the outstanding Common Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of the Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series C Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b)         Adjustments for Reclassification and Reorganization.  If the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, consolidation, reclassification or otherwise (other than a division or combination of shares provided for in Section 7(a)), a Holder’s right to convert the Series C Preferred Stock into Common Stock then in effect shall, concurrently with the effectiveness of such transaction, be proportionately adjusted so that the Series C Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the Holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of such shares that would have been subject to receipt by such Holder upon conversion of the Series C Preferred Stock into Common Stock immediately before that change (without regard to any limitations on conversions contained in these Articles Supplementary).

(c)         Adjustment for Dividends and Distributions in Shares of Common Stock.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a Distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(i)            the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date, and

(ii)           the denominator of which shall be (A) the total number of shares of Common Stock issued and outstanding immediately after prior to the time of such issuance on the close of business on such record date plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, however, if such record date shall have been fixed and such Distribution is not fully paid on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 7(c) as of the time of actual payment of such Distribution.

(d)         Certificates as to Adjustments.  Upon the occurrence of each adjustment or readjustment pursuant to this Section 7, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than five Business Days thereafter,  compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each Holder a certificate executed by the Company’s President and Chief Executive Officer (or other appropriate officer) setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, as promptly as reasonably practicable after the written request at any time of any Holder  (but in any event not later than five Business Days following such request), furnish or cause to be furnished to such Holder a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series C Preferred Stock.

(e)                            Notwithstanding anything to the contrary, the rights and privileges provided in this Section 7 shall not be triggered by the Wintrust Merger.

8.           Redemption.  Except as set forth in Section 5(d), the Series C Preferred Stock shall not be redeemable either at the Company’s option or at the option of the Holders at any time.  Notwithstanding the foregoing, the Company shall not be prohibited from repurchasing or otherwise acquiring shares of Series C Preferred Stock in voluntary transactions; provided that Company must offer to repurchase shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on a pro rata basis among the Holders, the holders of Series D Preferred Stock and the holders of Series E Preferred Stock.  Subject to Section 10, any shares of Series C Preferred Stock repurchased or otherwise acquired may be cancelled by the Company and thereafter be reissued as shares of any series of preferred stock of the Company.  The Company may not purchase, repurchase or redeem any Junior Securities (other than pursuant to equity incentive agreements with employees giving the Company the right to repurchase Junior Securities upon the termination of services at cost).

9.           Voting Rights.  On any matter presented to the holders of the Common Stock for a vote by them at any meeting of such holders (or by written consent thereof in lieu of meeting), each Holder shall be entitled to cast a number of votes equal to the maximum number of shares of Common Stock into which such Holder’s shares of Series C Preferred Stock are convertible as of the record date for determining holders of the Common Stock entitled to vote on such matter (without regard to any limitations on the conversion of the Series C Preferred Stock contained in these Articles Supplementary).  Except as required by law or by the other provisions of the Articles of Incorporation, Holders shall vote together with the holders of Common Stock as a single class on all matters submitted to the stockholders of the Company.

10.        Protective Provisions.  So long as any shares of Series C Preferred Stock are issued and outstanding, the Company will not (including by means of merger, consolidation or otherwise), without obtaining the approval (by vote or written consent) of the Holders of a majority of the issued and outstanding shares of Series C Preferred Stock, (a) issue additional amounts or classes of Senior Securities, (b) modify the terms of the Series C Preferred Stock so as to significantly and adversely affect its rights or preference, as reasonably determined by the Holders, (c) liquidate, dissolve or wind-up the business and affairs of the Company in any form of transaction, or consent to any of the foregoing, (d) pay dividends when preferred dividends on the Series C Preferred Stock are in arrears or (e) take any other action which, under the laws of Maryland or any other applicable law, requires the prior approval (by vote or written consent) of the Series C Preferred Stock voting as a separate class.

11.        Assumption.  Upon the occurrence of any Reorganization, the Company shall cause the Surviving Party to, and the Surviving Party shall, be substituted for the Company (so that from and after the date of such Reorganization, the provisions of these Articles Supplementary referring to the “Company” shall refer instead to such Surviving Party) and succeed to and assume all of the obligations, rights and powers of the Company under these Articles Supplementary with the same effect as if such Surviving Party had been named as the Company herein with respect to the shares of Series C Preferred Stock of any Holder who elects such assumption.  Upon consummation of such Reorganization, the Surviving Party shall deliver to each Holder that (a) did not elect to treat such Reorganization (if such Reorganization constitutes a Change in Control) as a Deemed Liquidation with respect to all such Holder’s shares of Series C Preferred Stock and (b) elected to have such Surviving Party succeed to the Company’s obligations hereunder, confirmation that there shall be issued upon conversion of the shares of Series C Preferred Stock at any time after the consummation of such Reorganization, in lieu of the shares of Common Stock issuable upon the conversion of the shares of Series C Preferred Stock prior to such Reorganization, such shares of common stock (or their equivalent) of the Surviving Party, as adjusted to reflect the value of such Reorganization, in accordance with the provisions of these Articles Supplementary.  The provisions of this Section 11 shall apply similarly and equally to successive Reorganizations and shall be applied without regard to any limitations on the conversion of the shares of Series C Preferred Stock.

12.        Taxes.

(a)         If the Company believes that it is required to make a deduction or withholding for or on account of tax from a payment due to a Holder under these Articles Supplementary (or that there is a change in the rate or the basis of such deduction or withholding), the Company shall notify the affected Holders promptly and provide such Holders with a reasonable opportunity to provide any necessary information that may enable the Holders to avoid such deduction or withholding.

(b)         The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Common Stock upon conversion or due upon the issuance of a new Certificate for any shares of Series C Preferred Stock not converted, except for any documentary, stamp or similar issue or transfer tax due because any shares of Common Stock or Series C Preferred Stock are issued in a name other than the name of the converting Holder.

13.        Notices.  Any notice required by the provisions hereof to be given must be made in writing and will be deemed delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one Business Day after deposit with an overnight courier service or (iv) five days after being sent by certified or registered mail, in each case properly addressed to the party to receive such notice.  Unless the Company otherwise provides the Holders notice thereof in accordance with this Section 13, the Company’s address for notices hereunder shall be 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

14.        Record Holders.  To the fullest extent permitted by law, the Company will be entitled to recognize the Holder of record as the true and lawful owner thereof for all purposes and will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it will have express or other notice thereof.

15.        No Preemptive Rights.  Except as otherwise set forth in any agreement with the Company, no share of Series C Preferred Stock has any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

16.        Other Rights.  The shares of Series C Preferred Stock have no rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or as provided by applicable law.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Company has caused these Amended and Restated Articles Supplementary to be duly executed on its behalf by its President and Chief Executive Officer and attested by its Corporate Secretary on this        day of                                       .

Donald H. Wilson
President and Chief Executive Officer

Christopher P. Barton
Corporate Secretary

Annex C

AMENDED AND RESTATED ARTICLES SUPPLEMENTARY

TO THE

ARTICLES OF INCORPORATION

OF

COMMUNITY FINANCIAL SHARES, INC.

Series D Convertible Noncumulative Perpetual Preferred Stock

Pursuant to Section 2-208 of the Maryland General Corporation Law

Community Financial Shares, Inc., a Maryland corporation (the “Company”), hereby certifies to the Maryland State Department of Assessments and Taxation that, pursuant to the authority conferred upon the Board of Directors of the Company (“Board of Directors”) by the Articles of Incorporation of the Company (the “Articles of Incorporation”) and applicable law, the following resolutions were duly adopted by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to, and vested in, the Board of Directors in accordance with the provisions of its Articles of Incorporation, the Company does hereby create and designate a series of preferred stock, $1.00 par value per share, and the Board of Directors does hereby fix the relative rights and preferences of the shares of such series as follows:

1.                                Definitions.

(a)                           “Act” means the Securities Exchange Act of 1934, as amended, or any successor provisions, including any rules or regulations promulgated thereunder.

(b)                           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(c)                            “Articles of Incorporation” has the meaning set forth in the preamble.

(d)                           “Articles Supplementary” mean these Amended and Restated Articles Supplementary.

(e)                            “Authorized Share Failure” has the meaning set forth in Section 6(e).

(f)                             “BHCA” means the Bank Holding Company Act of 1956, as amended.

(g)                            “BHC Affiliates” means, with respect to an Person, its Affiliates and all of its “affiliates” as defined in the BHCA or Regulation Y of the Board of Governors of the Federal Reserve.

(h)                           “Board of Directors” has the meaning set forth in the preamble.

(i)                               “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Chicago, Illinois are authorized or required by applicable law to close.

(j)                              “Bylaws” means the bylaws of the Company (as amended).

(k)                           “Certificate” has the meaning set forth in Section 6(c)(i).

(l)                               “Change of Control” means any of the following transactions that is approved by at least a majority of the members of the Board of Directors:

(i)                                     the acquisition by any Person (other than the current members of the Board or any of their descendants, the Company, or any savings, pension or other benefit plan for the benefit of the employees of the Company or subsidiaries thereof), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of voting securities of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) where such acquisition causes any such Person to own fifty percent (50%) or more of the combined voting power of the Company’s then outstanding capital stock then entitled to vote generally in the election of directors;

(ii)                                  a reorganization, merger, consolidation or other corporate transaction involving the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) with respect to which the shareholders of the Company immediately prior to such transaction do not, immediately after the transaction, own more than fifty percent (50%) of the combined voting power of the reorganized, merged or consolidated company’s then outstanding voting securities;

(iii)                               the sale, transfer or assignment of all or substantially all of the assets of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) to any third party; or

(iv)                              any other transactions or series of related transactions occurring which have substantially the same effect as the transactions specified in clauses (i) through (iii), as reasonably determined by the Board of Directors.

Notwithstanding anything to the contrary, a Change of Control shall not include the Wintrust Merger.

(m)                       “Closing Price” means, with respect to the Common Stock and on any particular date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which the Common Stock is listed or admitted for trading or, if the Common Stock is not listed or admitted for trading on a United States national or regional securities exchange, as reported on the quotation system on which such security is quoted.  If the Common Stock is not listed or admitted for trading on a United States national or regional securities exchange and not reported on a quotation system on such date, the “Closing Price” will be the last quoted bid price for the Common Stock in the over-the-counter market on such date as reported by the OTC Markets Group Inc. or similar organization.  If none of the foregoing apply, the last reported sale price will be the average of the mid-point of the last bid and ask prices for the Common Stock on such date from each of at least three nationally recognized investment banking firms selected by the Company for this purpose.

(n)                           “Common Stock” means the common stock, $0.01 par value per share, of the Company.

(o)                           “Company” has the meaning set forth in the preamble.

(p)                           “Company Securities” means (i) any Common Stock, (ii) securities convertible into or exercisable or exchangeable for Common Stock, (iii) any Preferred Stock, (iv) any other equity or equity-linked securities issued by the Company, and (v) options, warrants or other rights to acquire Common Stock or any other equity or equity-linked securities issued by the Company.

(q)                           “Conversion Date” has the meaning set forth in Section 6(c)(i).

(r)                              “Conversion Notice” has the meaning set forth in Section 6(c)(i).

(s)                             “Conversion Price” means $1.00 per share of Common Stock, as the same may be adjusted as provided in Section 7 hereof.

(t)                              “Conversion Rate” means a number equal to (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) divided by (ii) the Conversion Price.

(u)                           “Deemed Liquidation” has the meaning set forth in Section 5(d).

(v)                           “Deemed Liquidation Payment” has the meaning set forth in Section 5(d).

(w)                         “Distribution” means payment of dividends or distributions, whether payable in cash, securities, options or other property (including any distributions of any rights, (including rights relating to the issuance, grant or sale of stock, warrants, securities or other property.

(x)                           “DTC” has the meaning set forth in Section 6(c)(ii).

(y)                           “Eligible Transferee” has the meaning set forth in Section 6(b).

(z)                            “Fair Market Value” means, (i) for any security, the Closing Price, (ii) with respect to property other than a security, the fair market value determined in good faith by a nationally recognized investment banking firm selected by the Company, and (iii) for any cash, the amount of such cash.

(aa)                    “Holder” means a holder of shares of Series D Preferred Stock.

(bb)                    “Junior Securities” has the meaning set forth in Section 5(a).

(cc)                      “Liquidation Preference” has the meaning set forth in Section 5.

(dd)                    “Parity Securities” has the meaning set forth in Section 5(a).

(ee)                      “Permitted Transfer” means a transfer by any Holder: (i) in a widespread public distribution; (ii) in which no transferee (or group of associated transferees) would receive two percent (2%) or more of any class of Voting Securities of the Company; or (iii) to a transferee that would control more than fifty percent (50%) of the Voting Securities of the Company without any transfer from the Holder.

(ff)                        “Person” means any individual, entity or “group,” within the meaning of  Section 13(d)(3) or Section 14(d)(2) of the Act.

(gg)                      “Registration Rights Agreement” has the meaning set forth in the Securities Purchase Agreement.

(hh)                    “Reorganization” means

(i)                                     an acquisition, reorganization, merger, consolidation or other corporate transaction involving the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company);

(ii)                                  the sale, transfer or assignment of all or substantially all of the assets of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company); or

(iii)                               any other transactions or series of related transactions occurring which have substantially the same effect as the transactions specified in clauses (i) or (ii) as reasonably determined by the Board of Directors.

Notwithstanding anything to the contrary, a Reorganization shall not include the Wintrust Merger, and the provisions of Section 11 of these Articles Supplementary shall not apply to the Wintrust Merger.

(ii)                            “Required Reserve Amount” has the meaning set forth in Section 6(e).

(jj)                          “Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of November 13, 2012, by and between Community

Financial Shares, Inc., a Delaware corporation and the predecessor to the Company, and the investors named therein.

(kk)                    “Senior Indebtedness” means (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed (including deposit obligations) and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any conditional sale or title retention agreement (but excluding trade accounts payable in the ordinary course of business); (iv) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, banker’s acceptance, security purchase facilities and similar credit transactions; (v) all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contract and other similar agreements; (vi) all obligations of the type referred to in clauses (i) through (v) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company).

(ll)                            “Senior Securities” has the meaning set forth in Section 5(a).

(mm)            “Series A Preferred Stock” means the 6,970 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1.00 par value per share, of the Company previously issued to the U.S. Department of Treasury by the Company pursuant to the U.S. Department of Treasury’s Trouble Asset Relief Program Capital Purchase Program.

(nn)                    “Series B Preferred Stock” means the 349 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1.00 par value per share, of the Company previously issued to the U.S. Department of Treasury by the Company pursuant to the U.S Department of Treasury’s Trouble Asset Relief Program Capital Purchase Program.

(oo)                    “Series C Preferred Stock” means the shares of Series C Convertible Noncumulative Perpetual Preferred Stock, $1.00 par value per share, of the Company.

(pp)                    “Series D Preferred Stock” has the meaning set forth in Section 3.

(qq)                    “Series E Preferred Stock” means the shares of Series E Convertible Noncumulative Perpetual Preferred Stock, $1.00 par value per share, of the Company.

(rr)                           “Share Delivery Date” has the meaning set forth in Section 6(c)(ii).

(ss)                        “Surviving Entity” means the successor Person in any Reorganization other than the Company, provided that if (i) such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on a national securities exchange, quotation system or over-the-counter market and (ii) the common stock or equivalent equity security of the parent entity that, directly or indirectly, controls such Person (a “Parent Entity”) is quoted or listed on a national securities exchange, quotation system or over-the-counter market, “Surviving Entity” shall mean such Person’s Parent Entity; provided further that if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Reorganization shall be deemed to be the “Surviving Entity”.

(tt)                          “Transaction Documents” means collectively the Securities and Purchase Agreement, the Registration Rights Agreement, and each of the other agreements entered into by the Company, on the one hand, and Holders and/or the holders of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, on the other hand, in connection with the issuance of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(uu)                    “Voting Ownership Interest” means, with respect to any particular date and with respect to any Holder, the percentage of any class of Voting Securities of the Company deemed to be owned or controlled by the Holder (when aggregated with its BHC Affiliates) for purposes of, and in accordance with, the BHCA and its implementing regulations and guidance.

(vv)                    “Voting Securities” means shares of any class or series of capital stock of the Company that entitle the holders thereof (either as a separate class or series, or together with any other class or series of the Company’s capital stock) to vote on (a) the election of directors of the Company or (b) with regard to any additional matter, other than (i) the issuance of additional amounts or classes of senior securities, (ii) the modification of the terms of the security or interest so as to significantly and adversely affect its rights or preference, (iii) the dissolution of the Company, (iv) the payment of dividends by the Company when preferred dividends are in arrears or (v) such other items customarily provided by statute with regard to matters that would significantly and adversely affect the rights or preference of the security or interest.

(ww)                      “Wintrust Merger” means the transactions contemplated by the Agreement and Plan of Merger, dated March 2, 2015, and any amendments thereto, by and among the Company, Wintrust Financial Corporation and Wintrust Merger Sub LLC or any of their respective affiliates.

2.                                Interpretation.  For the purposes hereof, unless the context requires otherwise: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii)

the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the Articles Supplementary as a whole and not to any particular provision of the Articles Supplementary, and Section references are to the Sections of the Articles Supplementary unless otherwise specified; (iii) the word “including” and words of similar import when used in the Articles Supplementary shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) the terms “Dollars”, “cents” and “$” shall mean U.S. dollars; (vi) with respect to determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (vii) references to any statute shall be deemed to refer to such statute as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (viii) the word “hereby,” or the term “contemplated hereby,” when used in the Articles Supplementary, shall refer to the Articles of Incorporation and the Articles Supplementary and not to any other agreement or instrument; and (ix) any calculations of “as-converted” or “fully converted” basis or similar concept, unless otherwise expressly provided otherwise, shall be of the maximum number of shares of Common Stock into which such Series D Preferred Stock would be convertible assuming for such purposes that the Series D Preferred Stock would be convertible at such time and that there would be sufficient authorized shares of Common Stock to permit such conversion at such time.

3.                                Designation; Number of Shares.  The series of preferred stock to which this Statement of Designation relates is designated “Series D Convertible Noncumulative Perpetual Preferred Stock,” par value $1.00 per share (the “Series D Preferred Stock”).  Each share of Series D Preferred Stock has the designations, preferences, limitations and relative, participating, optional or other special rights and privileges, and the qualifications, limitations and restrictions as described herein.  The authorized number of shares of Series D Preferred Stock is 85,000.  Each share of Series D Preferred Stock is identical in all respects to every other share of Series D Preferred Stock.  The Series D Preferred Stock shall be perpetual until such time as no shares of Series D Preferred Stock remain outstanding.

4.                                      Dividends.  Distributions may be paid on the Series D Preferred Stock as and when declared by the Board of Directors, subject, however, to the prior and superior rights of the holders of Senior Securities.  In addition, the Holders of record shall be entitled to receive, on a fully converted basis, as, when, and if declared by the Board of Directors, Distributions in the same per share amount as paid on the Common Stock, and no Distributions shall be payable on Junior Securities or Parity Securities unless an identical Distribution is payable at the same time on the Series D Preferred Stock; provided however, that if a Distribution payable in Common Stock is declared on the Common Stock, the Conversion Price shall be adjusted pursuant to Section 6(f) in lieu of the Holders receiving an equivalent Distribution.  Distributions that are payable on Series D Preferred Stock shall be payable to the Holders of record as they appear on the stock register of the Company on the applicable record date, as determined by the Board of Directors, which record date, in the case of a Distribution in which a Distribution is also paid on the Common Stock, shall be the same as the record date for the Distribution on the Common Stock.  The Company will not make any Distribution to the stockholders of the Company which could reasonably be determined to materially adversely affect the rights, powers, privileges and preferences afforded to the Holders with respect to the right to receive the Liquidation Preference in the event of any liquidation, dissolution or winding up of the affairs of the Company (including any such event following a sale, transfer or assignment of all or substantially all of the assets of the Company).

5.                                Liquidation Preference.

(a)                           Rank.  The Series D Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, in each case rank (i) subordinate and junior to the Company’s Series A Preferred Stock and Series B Preferred Stock, Senior Indebtedness (as defined herein) and all other securities of the Company issued or established after the date of these Articles Supplementary by the Company which, by their respective terms, are senior to the Series D Preferred Stock (“Senior Securities”); (ii) on parity with the Company’s Series C Preferred Stock, the Series E Preferred Stock and each other class or series of preferred stock established after the date of these Articles Supplementary by the Company the terms of which expressly provide that such class or series will rank on a parity with the Series D Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (“Parity Securities”); and (iii) senior to the Company’s Common Stock and each other class or series of the Company’s capital stock outstanding or established or issued after date of these Articles Supplementary by the Company the terms of which do not expressly provide that such shares of capital stock rank on a parity with or senior to the Series D Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (“Junior Securities”).

(b)                           Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, Holders shall be entitled to receive for each share of Series D Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock or any other Junior Securities, an amount equal to the greater of (i) the sum of (A)  $100.00 per share of the Series D Preferred Stock (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) and (B) the amount of any declared, but unpaid, Distributions to the date of payment and (ii) the amount such Holder would have received if such share of Series D Preferred Stock had been fully converted into shares of Common Stock in accordance with these Articles Supplementary immediately prior to such liquidation, dissolution or winding up (such greater amount of the foregoing clauses (i) and (ii), the “Liquidation Preference”).

(c)                            Partial Payment.  If, in any distribution described in Section 4 and this Section 5, the assets of the Company or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series D Preferred Stock and the corresponding amounts payable with respect to any other stock of the Company ranking equally with Series D Preferred Stock as to such distribution, Holders and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(d)                           Change in Control; Deemed Liquidations.  Not less than twenty calendar days prior to the date that a contemplated Change of Control is expected to be consummated, the Company shall notify each Holder of the anticipated consummation date of such Change of Control by written notice via facsimile or email and overnight courier.  Upon the election of a Holder (an “Electing Holder”) in writing given to the Company not later than five Business Days prior to the anticipated consummation date in the foregoing notice, the consummation by the Company of a Change of Control will constitute a liquidation, dissolution or winding up of the Company (a “Deemed Liquidation”) solely with respect to any or all of the Series C Preferred Stock held by such Holders and, upon such election, shall have the right to receive a distribution in accordance with this Section 5 (a “Deemed Liquidation Payment”).  The Company shall make payment of the Deemed Liquidation Payment to any Electing Holder concurrently with the consummation of such Change of Control and in the event that the Company does not pay the Deemed Liquidation Payment on such date, an Electing Holder shall have the right to void its election.  If the Company fails to pay the Deemed Liquidation Payment in full when due in accordance with this Section 5(d), the Company will pay interest thereon at a rate equal to the lesser of 25% per annum and the maximum rate permitted by applicable law, accruing daily from such date until the Deemed Liquidation Payment, plus all such interest thereon, is paid in full.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under this Section 5(d).  Notwithstanding anything to the contrary, the rights and privileges provided in this Section 5(d) shall not be triggered by the Wintrust Merger.

6.                                Conversion.

(a)                           Reserved.  ~~Series C Preferred Stock.  Each share of Series D Preferred Stock shall be convertible at any time into one share of Series C Preferred Stock in the manner set forth in Section 6(c); provided no such conversion may result in a Holder, together with all BHC Affiliates of the Holder, owning or controlling in the aggregate more than a 9.99% Voting Ownership Interest, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such Holder and its BHC Affiliates of Voting Securities of the Company.~~

(b)                           Common Stock.  Immediately prior to the time at which the Wintrust Merger becomes effective, and without regard to the Conversion Mechanics described in Section 6(c), each share of Series D Preferred Stock then outstanding shall automatically convert, without any action on the part of the Holder, into 100 shares of Common Stock, which is the number of shares of Common Stock equal to the then applicable Conversion Rate.  ~~Each share of Series D Preferred Stock shall be convertible into Common Stock only (i) simultaneously with the closing of a transfer to a transferee of such Series D Preferred Stock pursuant to a Permitted Transfer (an “Eligible Transferee”) and (ii) at the sole discretion of the Eligible Transferee into a number of shares of Common Stock equal to the then applicable Conversion Rate in the manner set forth in Section 6(c) upon written notice from the Eligible Transferee.  The number of shares of Common Stock into which a share of Series C Preferred Stock shall be convertible shall be determined by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) by (ii) the then Conversion Price (subject to the conversion procedures set forth below in Section 6(c))~~.

(c)                            Conversion Mechanics.

(i)                                     (A) An Eligible Transferee may elect to convert any or all of such Eligible Transferee’s shares of Series D Preferred Stock acquired pursuant to a Permitted Transfer into Common Stock into a number of shares of Common Stock equal to the then applicable Conversion Rate and (B) a Holder may elect to convert any or all of such Holder’s eligible shares of Series D Preferred Stock in shares of Series C Preferred Stock pursuant to Section 6(a), in each case at any time in whole or from time to time in part, as and when provided in Section 6 upon written notice delivered to the Company (at the registered office of the Company or at any office of any agent or agents of the Company, as may be designated by the Board of Directors, who shall provide prompt notice of such designation to the Holders in accordance with Section 13, specifying the number of shares of Series D Preferred Stock such  Eligible Transferee or Holder is electing to convert (“Conversion Notice”), accompanied by the duly endorsed certificate or certificates evidencing outstanding shares of Series D Preferred Stock (“Certificate(s)” and together with the Conversion Notice, the “Conversion Documents”).  The conversion date for such conversion shall be the date on which the Company actually receives the Conversion Documents (but in no event later than the date upon which delivery of the Conversion Documents would be deemed pursuant to Section 13) (the “Conversion Date”) and the Person entitled to receive the shares of Common Stock or Series C Preferred Stock, as applicable, issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock or Series C Preferred Stock on the Conversion Date.

(ii)                                  Upon receipt by the Company of the Conversion Documents, the Company shall, as soon as practicable, but in any event within one Trading Day thereafter, send, via facsimile or email, a confirmation of receipt and copies of such

Conversion Documents to such Eligible Transferee or Holder and to the transfer agent, which confirmation shall constitute an instruction to the transfer agent to process such Conversion Notice in accordance with the terms herein and as soon as practicable following the Conversion Date (and in any event within three Trading Days thereafter (the “Share Delivery Date”) and (A) provided the transfer agent is participating in the The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which such Eligible Transferee or Holder shall be entitled to such Eligible Transferee’s or Holder’s or their respective designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the transfer agent is not participating in the DTC Fast Automated Securities Transfer Program or if such Eligible Transferee or Holder elected (in the Conversion Notice) to not have the shares of Common Stock or shares of Series C Preferred Stock credited to such Eligible Transferee’s or Holder’s balance account with DTC, issue and deliver, to the address as specified in the Conversion Notice, one or more certificates representing shares of Common Stock to which such Eligible Transferee or Holder shall be entitled.  In the event less than all of the shares of Series D Preferred Stock represented by a Certificate are being converted into Common Stock or Series C Preferred Stock by an Eligible Transferee or a Holder, as applicable, a new Certificate, of like tenor, at the Company’s sole cost and expense, shall be issued and delivered promptly (and in no event later than the Share Delivery Date) to such Eligible Transferee or Holder representing the number of such shares of Series D Preferred Stock that are not being converted.

(iii)                               From and after the Conversion Date, the shares of Series D Preferred Stock to be converted on such Conversion Date will no longer be deemed to be outstanding and all rights of the Eligible Transferee or Holder, as applicable, as Holder (except the right to receive the Common Stock or Series C Preferred Stock upon conversion) shall cease and terminate with respect to such shares; provided that a Holder shall be entitled to receive any Distributions that were declared prior to, but remain unpaid as of, the Conversion Date; provided further that in the event that a share of Series D Preferred Stock is not converted due to a default by the Company or because the Company is otherwise unable to issue the requisite shares of Common Stock or Series C Preferred Stock, such share of Series D Preferred Stock will remain outstanding and will be entitled to all of the rights as provided herein.

(iv)                              The Company acknowledges that a breach by it of its obligations under this Section 6(c) will cause irreparable harm to an Eligible Transferee and/or a Holder, as applicable.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 6(c) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 6(c), that an Eligible Transferee or a Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance, without the necessity of showing economic loss and without any bond or other security being required.

(d)                           No Impairment.  The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of Section 7 and this Section 6 and in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights of any Eligible Transferee and/or any Holder, as applicable, against impairment.

(e)                            Reservation of Shares Issuable Upon Conversion.  The Company will at all times reserve and keep available out of its authorized but unissued (i) Common Stock and (ii) Series C Preferred Stock, in each case solely for the purpose of effecting the conversion of the Series D Preferred Stock such number of shares of Common Stock and Series C Preferred Stock as will from time to time be sufficient to effect the conversion of all outstanding Series D Preferred Stock (the “Required Reserve Amount”).  If at any time while any shares of Series D Preferred Stock remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock and/or Series C Preferred Stock, as applicable, to satisfy its obligation to reserve for issuance upon conversion of the Series D Preferred Stock at least a number of shares of Common Stock and/or Series C Preferred Stock, as applicable, equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock and/or Series C Preferred Stock, as applicable, to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the shares of Series D Preferred Stock then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall file a proxy statement for a special meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock and/or Series C Preferred Stock, as applicable.  In connection with such meeting, the Company shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and/or Series C Preferred Stock, as applicable, and to cause the Board of Directors to unanimously recommend to the stockholders that they approve such proposal.

(f)                             Cash Damages.  If by the Share Delivery Date, the Company shall fail to issue and deliver to an Eligible Transferee or a Holder, as applicable, (i) the number of shares of Common Stock or Series C Preferred Stock, as applicable, to which such Eligible Transferee or Holder is entitled hereunder upon such Eligible Transferee’s or Holder’s conversion of the Series D Preferred Stock or (ii) a new certificate representing the number of shares of Series D Preferred Stock that are not being converted, in addition to all other available remedies to which such Eligible Transferee or Holder may pursue hereunder and under the Transaction Documents, the Company shall pay additional damages to such Eligible Transferee or Holder on each Business Day after the Share Delivery Date that such conversion is not timely effected in an amount equal to 0.5% of the product of (A) the number of shares of Common Stock (in the case of a conversion into Common Stock) or the number of Common Stock issuable upon conversion of the shares of Series C Preferred Stock (in the case of a conversion into Series C Preferred Stock), as applicable, not issued to such Eligible Transferee or Holder by the Share Delivery Date and to which such Eligible Transferee or Holder is entitled (or in the case of failure to deliver a new certificate representing shares of Series D Preferred Stock not being converted, the number of shares of Common Stock issuable upon conversion of such shares of Series D Preferred Stock (assuming that a Permitted Transfer was made to an Eligible Transferee) that would be represented by such certificate as of the Share Delivery Date), multiplied by (B) the Closing Price of the Common Stock on the Share Delivery Date.  If the Company fails to pay the damages set forth in this Section 6(f) within five Business Days of the date incurred, then such payments shall bear interest at the rate of 1.5% per month (pro rated for partial months) until such payments are made.  Nothing herein shall limit an Eligible Transferee’s or a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock, Series C Preferred Stock and/or a certificate representing the remaining shares of Series D Preferred Stock, as applicable, upon conversion of the Series D Preferred Stock in accordance with the terms hereof.

7.                                Anti-Dilution Adjustments.

(a)                           Adjustments for Combinations or Divisions.

(i)                                     Series C Preferred Stock.  In the event that the Company at any time or from time to time shall effect a division of the Series C Preferred Stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in Series C Preferred Stock or in any right to acquire the Series C Preferred Stock) and a corresponding division is not made with respect to the Series D Preferred Stock, the number of shares of Series C Preferred Stock issuable on conversion of each share of Series D Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Series C Preferred Stock outstanding.  In the event the outstanding Series C Preferred Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of the Series C Preferred Stock and a corresponding combination or consolidation is not made with respect to the Series D Preferred Stock, the number of shares of Series C Preferred Stock issuable on conversion of each share of Series D Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Series C Preferred Stock outstanding.  Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)                                  Common Stock. In the event that the Company at any time or from time to time shall effect a division of the Common Stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in

Common Stock or in any right to acquire the Common Stock), the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series D Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  In the event the outstanding Common Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of the Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series D Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b)                           Adjustments for Reclassification and Reorganization.  If the Common Stock or Series C Preferred Stock, as applicable, issuable upon conversion of the Series D Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, consolidation, reclassification or otherwise (other than a division or combination of shares provided for in Section 7(a)), an Eligible Transferee’s or a Holder’s, as applicable, right to convert the Series D Preferred Stock then in effect shall, concurrently with the effectiveness of such transaction, be proportionately adjusted so that the Series D Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock or Series C Preferred Stock, as applicable, which such Eligible Transferee or Holder would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of such shares that would have been subject to receipt by such Eligible Transferee or Holder upon conversion of the Series D Preferred Stock into Common Stock or Series C Preferred Stock, as applicable, immediately before that change.

(c)                            Adjustment for Dividends and Distributions.

(i)                                     Common Stock.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a Distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(A)                               the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date, and

(B)                               the denominator of which shall be (A) the total number of shares of Common Stock issued and outstanding immediately after prior to the time of such issuance on the close of business on such record date plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, however, if such record date shall have been fixed and such Distribution is not fully paid on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 7(c) as of the time of actual payment of such Distribution.

(ii)                                  Series C Preferred Stock.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Series C Preferred Stock entitled to receive, a Distribution payable on the Series C Preferred Stock in additional shares of Series C Preferred Stock and a corresponding Distribution in shares of Series D Preferred Stock is not made with respect to the Series D Preferred Stock, then and in each such event the number of shares of Series C Preferred Stock issuable on conversion of each share of Series D Preferred Stock shall be increased in proportion to the increase in the aggregate number of shares of Series C Preferred Stock outstanding.

(d)                           Certificates as to Adjustments.  Upon the occurrence of each adjustment or readjustment pursuant to this Section 7, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than five Business Days thereafter,  compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each Holder and Eligible Transferee a certificate executed by the Company’s President and Chief Executive Officer (or other appropriate officer) setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, as promptly as reasonably practicable after the written request at any time of any Holder or Eligible Transferee (but in any event not later than five Business Days following such request), furnish or cause to be furnished to such Holder or Eligible Transferee a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock, the number of shares of Series C Preferred Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series D Preferred Stock.

(e)                                  Notwithstanding anything to the contrary, the rights and privileges provided in this Section 7 shall not be triggered by the Wintrust Merger.

8.                                Redemption.  Except as set forth in Section 5(d), the Series D Preferred Stock shall not be redeemable either at the Company’s option or at the option of the Holders at any time.  Notwithstanding the foregoing, the Company shall not be prohibited from repurchasing or otherwise acquiring shares of Series D Preferred Stock in voluntary transactions; provided that Company must offer to repurchase shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on a pro rata basis among the

Holders, the holders of Series C Preferred Stock and the holders of Series E Preferred Stock.  Subject to Section 10, any shares of Series D Preferred Stock repurchased or otherwise acquired may be cancelled by the Company and thereafter be reissued as shares of any series of preferred stock of the Company.  The Company may not purchase, repurchase or redeem any Junior Securities (other than pursuant to equity incentive agreements with employees giving the Company the right to repurchase Junior Securities upon the termination of services at cost).

9.                                Voting Rights.  Holders of the Series D Preferred Stock shall not have any voting rights except as otherwise required by Section 10 or from time to time under applicable law.

10.                         Protective Provisions.  So long as any shares of Series D Preferred Stock are issued and outstanding, the Company will not (including by means of merger, consolidation or otherwise), without obtaining the approval (by vote or written consent) of the Holders of a majority of the issued and outstanding shares of Series D Preferred Stock, (a) issue additional amounts or classes of Senior Securities, (b) modify the terms of the Series D Preferred Stock so as to significantly and adversely affect its rights or preference, as reasonably determined by the Holders, (c) liquidate, dissolve or wind-up the business and affairs of the Company in any form of transaction, or consent to any of the foregoing, (d) pay dividends when preferred dividends on the Series D Preferred Stock are in arrears or (e) take any other action which, under the laws of Maryland or any other applicable law, requires the prior approval (by vote or written consent) of the Series D Preferred Stock voting as a separate class.

11.                         Assumption.  Upon the occurrence of any Reorganization, the Company shall cause the Surviving Party to, and the Surviving Party shall, be substituted for the Company (so that from and after the date of such Reorganization, the provisions of these Articles Supplementary referring to the “Company” shall refer instead to such Surviving Party) and succeed to and assume all of the obligations, rights and powers of the Company under these Articles Supplementary with the same effect as if such Surviving Party had been named as the Company herein with respect to the shares of Series D Preferred Stock of any Holder who elects such assumption.  Upon consummation of such Reorganization, the Surviving Party shall deliver to each Holder that (a) did not elect to treat such Reorganization (if such Reorganization constitutes a Change in Control) as a Deemed Liquidation with respect to all such Holder’s shares of Series D Preferred Stock and (b) elected to have such Surviving Party succeed to the Company’s obligations hereunder, confirmation that there shall be issued upon conversion of the shares of Series D Preferred Stock at any time after the consummation of such Reorganization, in lieu of the shares of Common Stock and/or Series C Preferred Stock issuable upon the conversion of the shares of Series D Preferred Stock prior to such Reorganization, such shares of common stock or preferred stock (or their equivalent) of the Surviving Party, as adjusted to reflect the value of such Reorganization, in accordance with the provisions of these Articles Supplementary.  The provisions of this Section 11 shall apply similarly and equally to successive Reorganizations and shall be applied without regard to any limitations on the conversion of the shares of Series D Preferred Stock.

12.                         Taxes.

(a)                           If the Company believes that it is required to make a deduction or withholding for or on account of tax from a payment due to a Holder under these Articles Supplementary (or that there is a change in the rate or the basis of such deduction or withholding), the Company shall notify the affected Holders promptly and provide such Holders with a reasonable opportunity to provide any necessary information that may enable the Holders to avoid such deduction or withholding.

(b)                           The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Common Stock or Series C Preferred Stock upon conversion or due upon the issuance of a new Certificate for any shares of Series D Preferred Stock not converted, except for any documentary, stamp or similar issue or transfer tax due because any shares of Common Stock, Series C Preferred Stock or Series D Preferred Stock are issued in a name other than the name of the converting Holder.

13.                               Notices.  Any notice required by the provisions hereof to be given must be made in writing and will be deemed delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one Business Day after deposit with an overnight courier service or (iv) five days after being sent by certified or registered mail, in each case properly addressed to the party to receive such notice.  Unless the Company otherwise provides the Holders notice thereof in accordance with this Section 13, the Company’s address for notices hereunder shall be 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

14.                         Record Holders.  To the fullest extent permitted by law, the Company will be entitled to recognize the Holder of record as the true and lawful owner thereof for all purposes and will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it will have express or other notice thereof.

15.                         No Preemptive Rights.  Except as otherwise set forth in any agreement with the Company, no share of Series D Preferred Stock has any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

16.                         Other Rights.  The shares of Series D Preferred Stock have no rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or as provided by applicable law.

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IN WITNESS WHEREOF, the Company has caused these Amended and Restated Articles Supplementary to be duly executed on its behalf by its President and Chief Executive Officer and attested by its Corporate Secretary on this                    day of                                               .

Donald H. Wilson
President and Chief ExecutiveOfficer

Christopher P. Barton
Corporate Secretary

Annex D

AMENDED AND RESTATED ARTICLES SUPPLEMENTARY

TO THE

ARTICLES OF INCORPORATION

OF

COMMUNITY FINANCIAL SHARES, INC.

Series E Convertible Noncumulative Perpetual Preferred Stock

Pursuant to Section 2-208 of the Maryland General Corporation Law

Community Financial Shares, Inc., a Maryland corporation (the “Company”), hereby certifies to the Maryland State Department of Assessments and Taxation that, pursuant to the authority conferred upon the Board of Directors of the Company (“Board of Directors”) by the Articles of Incorporation of the Company (the “Articles of Incorporation”) and applicable law, the following resolutions were duly adopted by the Board of Directors.

NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority expressly granted to, and vested in, the Board of Directors in accordance with the provisions of its Articles of Incorporation, the Company does hereby create and designate a series of preferred stock, $1.00 par value per share, and the Board of Directors does hereby fix the relative rights and preferences of the shares of such series as follows:

1.                                Definitions.

(a)                           “Act” means the Securities Exchange Act of 1934, as amended, or any successor provisions, including any rules or regulations promulgated thereunder.

(b)                           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(c)                            “Articles of Incorporation” has the meaning set forth in the preamble.

(d)                           “Articles Supplementary” mean these Amended and Restated Articles Supplementary.

(e)                            “Authorized Share Failure” has the meaning set forth in Section 6(e).

(f)                             “BHCA” means the Bank Holding Company Act of 1956, as amended.

(g)                            “BHC Affiliates” means, with respect to an Person, its Affiliates and all of its “affiliates” as defined in the BHCA or Regulation Y of the Board of Governors of the Federal Reserve.

(h)                           “Board of Directors” has the meaning set forth in the preamble.

(i)                               “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Chicago, Illinois are authorized or required by applicable law to close.

(j)                              “Bylaws” means the bylaws of the Company (as amended).

(k)                           “Certificate” has the meaning set forth in Section 6(c)(i).

(l)                               “Change of Control” means any of the following transactions that is approved by at least a majority of the members of the Board of Directors:

(i)                                     the acquisition by any Person (other than the current members of the Board or any of their descendants, the Company, or any savings, pension or other benefit plan for the benefit of the employees of the Company or subsidiaries thereof), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of voting securities of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) where such acquisition causes any such Person to own fifty percent (50%) or more of the combined voting power of the Company’s then outstanding capital stock then entitled to vote generally in the election of directors;

(ii)                                  a reorganization, merger, consolidation or other corporate transaction involving the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) with respect to which the shareholders of the Company immediately prior to such transaction do not, immediately after the transaction, own more than fifty percent (50%) of the combined voting power of the reorganized, merged or consolidated company’s then outstanding voting securities;

(iii)                               the sale, transfer or assignment of all or substantially all of the assets of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company) to any third party; or

(iv)                              any other transactions or series of related transactions occurring which have substantially the same effect as the transactions specified in clauses (i) through (iii), as reasonably determined by the Board of Directors.

Notwithstanding anything to the contrary, a Change of Control shall not include the Wintrust Merger.

(m)                       “Closing Price” means, with respect to the Common Stock and on any particular date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S.

securities exchange on which the Common Stock is listed or admitted for trading or, if the Common Stock is not listed or admitted for trading on a United States national or regional securities exchange, as reported on the quotation system on which such security is quoted.  If the Common Stock is not listed or admitted for trading on a United States national or regional securities exchange and not reported on a quotation system on such date, the “Closing Price” will be the last quoted bid price for the Common Stock in the over-the-counter market on such date as reported by the OTC Markets Group Inc. or similar organization.  If none of the foregoing apply, the last reported sale price will be the average of the mid-point of the last bid and ask prices for the Common Stock on such date from each of at least three nationally recognized investment banking firms selected by the Company for this purpose.

(n)                           “Common Stock” means the common stock, par value $0.01 per share, of the Company.

(o)                           “Company” has the meaning set forth in the preamble.

(p)                           “Company Securities” means (i) any Common Stock, (ii) securities convertible into or exercisable or exchangeable for Common Stock, (iii) any Preferred Stock, (iv) any other equity or equity-linked securities issued by the Company, and (v) options, warrants or other rights to acquire Common Stock or any other equity or equity-linked securities issued by the Company.

(q)                           “Conversion Date” has the meaning set forth in Section 6(c)(i).

(r)                              “Conversion Notice” has the meaning set forth in Section 6(c)(i).

(s)                             “Conversion Price” means $1.00 per share of Common Stock, as the same may be adjusted as provided in Section 7 hereof.

(t)                              “Conversion Rate” means a number equal to (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series E Preferred Stock) divided by (ii) the Conversion Price.

(u)                           “Deemed Liquidation” has the meaning set forth in Section 5(d).

(v)                           “Deemed Liquidation Payment” has the meaning set forth in Section 5(d).

(w)                         “Distribution” means payment of dividends or distributions, whether payable in cash, securities, options or other property (including any distributions of any rights, (including rights relating to the issuance, grant or sale of stock, warrants, securities or other property.

(x)                           “DTC” has the meaning set forth in Section 6(c)(ii).

(y)                           “Eligible Transferee” has the meaning set forth in Section 6(b).

(z)                            “Fair Market Value” means, (i) for any security, the Closing Price, (ii) with respect to property other than a security, the fair market value determined in good faith by a nationally recognized investment banking firm selected by the Company, and (iii) for any cash, the amount of such cash.

(aa)                    “Holder” means a holder of shares of Series E Preferred Stock.

(bb)                    “Junior Securities” has the meaning set forth in Section 5(a).

(cc)                      “Liquidation Preference” has the meaning set forth in Section 5.

(dd)                    “Parity Securities” has the meaning set forth in Section 5(a).

(ee)                      “Permitted Transfer” means a transfer by any Holder: (i) in a widespread public distribution; (ii) in which no transferee (or group of associated transferees) would receive two percent (2%) or more of any class of Voting Securities of the Company; or (iii) to a transferee that would control more than fifty percent (50%) of the Voting Securities of the Company without any transfer from the Holder.

(ff)                        “Person” means any individual, entity or “group,” within the meaning of  Section 13(d)(3) or Section 14(d)(2) of the Act.

(gg)                      “Registration Rights Agreement” has the meaning set forth in the Securities Purchase Agreement.

(hh)                    “Reorganization” means

(i)                                     an acquisition, reorganization, merger, consolidation or other corporate transaction involving the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company);

(ii)                                  the sale, transfer or assignment of all or substantially all of the assets of the Company (or of any direct or indirect subsidiary of the Company owning more than 75% of the consolidated assets of the Company); or

(iii)                               any other transactions or series of related transactions occurring which have substantially the same effect as the transactions specified in clauses (i) or (ii) as reasonably determined by the Board of Directors.

Notwithstanding anything to the contrary, a Reorganization shall not include the Wintrust Merger, and the provisions of Section 11 of these Articles Supplementary shall not apply to the Wintrust Merger.

(ii)                            “Required Reserve Amount” has the meaning set forth in Section 6(e).

(jj)                           “Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of November 13, 2012, by and between Community Financial Shares, Inc., a Delaware corporation and the predecessor to the Company, and the investors named therein.

(kk)                    “Senior Indebtedness” means (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed (including deposit obligations) and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any conditional sale or title retention agreement (but excluding trade accounts payable in the ordinary course of business); (iv) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, banker’s acceptance, security purchase facilities and similar credit transactions; (v) all obligations of the Company in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contract and other similar agreements; (vi) all obligations of the type referred to in clauses (i) through (v) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company).

(ll)                            “Senior Securities” has the meaning set forth in Section 5(a).

(mm)            “Series A Preferred Stock” means the 6,970 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1.00 par value per share, of the Company previously issued to the U.S. Department of Treasury by the Company pursuant to the U.S. Department of Treasury’s Trouble Asset Relief Program Capital Purchase Program.

(nn)                    “Series B Preferred Stock” means the 349 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, $1.00 par value per share, of the Company previously issued to the U.S Department of Treasury by the Company pursuant to the U.S Department of Treasury’s Trouble Asset Relief Program Capital Purchase Program.

(oo)                    “Series C Preferred Stock” means the shares of Series C Convertible Noncumulative Perpetual Preferred Stock, $1.00 par value per share, of the Company.

(pp)                    “Series D Preferred Stock” means the shares of Series D Convertible Noncumulative Perpetual Preferred Stock, $1.00 par value per share, of the Company.

(qq)                    “Series E Preferred Stock” has the meaning set forth in Section 3.

(rr)                          “Share Delivery Date” has the meaning set forth in Section 6(c)(ii).

(ss)                        “Surviving Entity” means the successor Person in any Reorganization other than the Company, provided that if (i) such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on a national securities exchange, quotation system or over-the-counter market and (ii) the common stock or equivalent equity security of the parent entity that, directly or indirectly, controls such Person (a “Parent Entity”) is quoted or listed on a national securities exchange, quotation system or over-the-counter market, “Surviving Entity” shall mean such Person’s Parent Entity; provided further that if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of a Reorganization shall be deemed to be the “Surviving Entity”.

(tt)                          “Transaction Documents” means collectively the Securities and Purchase Agreement, the Registration Rights Agreement, and each of the other agreements entered into by the Company, on the one hand, and Holders and/or the holders of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, on the other hand, in connection with the issuance of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(uu)                    “Voting Ownership Interest” means, with respect to any particular date and with respect to any Holder, the percentage of any class of Voting Securities of the Company deemed to be owned or controlled by the Holder (when aggregated with its BHC Affiliates) for purposes of, and in accordance with, the BHCA and its implementing regulations and guidance.

(vv)                    “Voting Securities” means shares of any class or series of capital stock of the Company that entitle the holders thereof (either as a separate class or series, or together with any other class or series of the Company’s capital stock) to vote on (a) the election of directors of the Company or (b) with regard to any additional matter, other than (i) the issuance of additional amounts or classes of senior securities, (ii) the modification of the terms of the security or interest so as to significantly and adversely affect its rights or preference, (iii) the dissolution of the Company, (iv) the payment of dividends by the Company when preferred dividends are in arrears or (v) such other items customarily provided by statute with regard to matters that would significantly and adversely affect the rights or preference of the security or interest.

(ww)                      “Wintrust Merger” means the transactions contemplated by the Agreement and Plan of Merger, dated March 2, 2015, and any amendments thereto, by and among the Company, Wintrust Financial Corporation and Wintrust Merger Sub LLC or any of their respective affiliates.

2.                                Interpretation.  For the purposes hereof, unless the context requires otherwise: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the Articles Supplementary as a whole and not to any particular provision of the Articles Supplementary, and Section references are to the Sections of the Articles Supplementary unless otherwise specified; (iii) the word “including” and words of similar import when used in the Articles Supplementary shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) the terms “Dollars”, “cents” and “$” shall mean U.S. dollars; (vi) with respect to determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (vii) references to any statute shall be deemed to refer to such statute as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (viii) the word “hereby,” or the term “contemplated hereby,” when used in the Articles Supplementary, shall refer to the Articles of Incorporation and the Articles Supplementary and not to any other agreement or instrument; and (ix) any calculations of “as-converted” or “fully converted” basis or similar concept, unless otherwise expressly provided otherwise, shall be of the maximum number of shares of Common Stock into which such Series E Preferred Stock would be convertible assuming for such purposes that the Series E Preferred Stock would be convertible at such time and that there would be sufficient authorized shares of Common Stock to permit such conversion at such time.

3.                                Designation; Number of Shares.  The series of preferred stock to which this Statement of Designation relates is designated “Series E Convertible Noncumulative Perpetual Preferred Stock,” par value $1.00 per share (the “Series E Preferred Stock”).  Each share of Series E Preferred Stock has the designations, preferences, limitations and relative, participating, optional or other special rights and privileges, and the qualifications, limitations and restrictions as described herein.  The authorized number of shares of Series E Preferred Stock is 15,000.  Each share of Series E Preferred Stock is identical in all respects to every other share of Series E Preferred Stock.  The Series E Preferred Stock shall be perpetual until such time as no shares of Series E Preferred Stock remain outstanding.

4.                                Dividends.  Distributions may be paid on the Series E Preferred Stock as and when declared by the Board of Directors, subject, however, to the prior and superior rights of the holders of Senior Securities.  In addition, the Holders of record shall be entitled to receive, on a fully converted basis, as, when, and if declared by the Board of Directors, Distributions in the same per share amount as paid on the Common Stock, and no Distributions shall be payable on Junior Securities or Parity Securities unless an identical Distribution is payable at the same time on the Series E Preferred Stock; provided however, that if a Distribution payable in Common Stock is declared on the Common Stock, the Conversion Price shall be adjusted pursuant to Section 6(f) in lieu of the Holders receiving an equivalent Distribution.  Distributions that are payable on Series E Preferred Stock shall be payable to the Holders of record as they appear on the stock register of the Company on the applicable record date, as determined by the Board of Directors, which record date, in the case of a Distribution in which a Distribution is also paid on the Common Stock, shall be the same as the record date for the Distribution on the Common Stock.  The Company will not make any Distribution to the stockholders of the Company which could reasonably be determined to materially adversely affect the rights, powers, privileges and preferences afforded to the Holders with respect to the right to receive the Liquidation Preference in the event of any liquidation, dissolution or winding up of the affairs of the Company (including any such event following a sale, transfer or assignment of all or substantially all of the assets of the Company).

5.                                Liquidation Preference.

(a)                           Rank.  The Series E Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, in each case rank (i) subordinate and junior to the Company’s Series A Preferred Stock and Series B Preferred Stock, Senior Indebtedness (as defined herein) and all other securities of the Company issued or established after the date of these Articles Supplementary by the Company which, by their respective terms, are senior to the Series E Preferred Stock (“Senior Securities”); (ii) on parity with the Company’s Series C Preferred Stock, the Series D Preferred Stock and each other class or series of preferred stock established after the date of these Articles Supplementary by the Company the terms of which expressly provide that such class or series will rank on a parity with the Series E Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (“Parity Securities”); and (iii) senior to the Company’s Common Stock and each other class or series of the Company’s capital stock outstanding or established or issued after date of these Articles Supplementary by the Company the terms of which do not expressly provide that such shares of capital stock rank on a parity with or senior to the Series E Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (“Junior Securities”).

(b)                           Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, Holders shall be entitled to receive for each share of Series E Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock or any other Junior Securities, an amount equal to the greater of (i) the sum of (A)  $100.00 per share of the Series E Preferred Stock (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series E Preferred Stock) and (B) the amount of any declared, but unpaid, Distributions to the date of payment and (ii) the amount such Holder would have received if such share of Series E Preferred Stock had been fully converted into shares of Common Stock in accordance with these Articles Supplementary immediately prior to such liquidation, dissolution or winding up (such greater amount of the foregoing clauses (i) and (ii), the “Liquidation Preference”).

(c)                            Partial Payment.  If, in any distribution described in Section 4 and this Section 5, the assets of the Company or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series E Preferred Stock and the corresponding amounts payable with respect to any other stock of the Company ranking equally with Series E Preferred Stock as to such distribution, Holders and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(d)                           Change in Control; Deemed Liquidations.  Not less than twenty calendar days prior to the date that a contemplated Change of Control is expected to be consummated, the Company shall notify each Holder of the anticipated consummation date of such Change of Control by written notice via facsimile or email and overnight courier.  Upon the election of a Holder (an “Electing Holder”) in writing given to the Company not later than five Business Days prior to the anticipated consummation date in the foregoing notice, the consummation by the Company of a Change of Control will constitute a liquidation, dissolution or winding up of the Company (a “Deemed Liquidation”) solely with respect to any or all of the Series C Preferred Stock held by such Holders and, upon such election, shall have the right to receive a distribution in accordance with this Section 5 (a “Deemed Liquidation Payment”).  The Company shall make payment of the Deemed Liquidation Payment to any Electing Holder concurrently with the consummation of such Change of Control and in the event that the Company does not pay the Deemed Liquidation Payment on such date, an Electing Holder shall have the right to void its election.  If the Company fails to pay the Deemed Liquidation Payment in full when due in accordance with this Section 5(d), the Company will pay interest thereon at a rate equal to the lesser of 25% per annum and the maximum rate permitted by applicable law, accruing daily from such date until the Deemed Liquidation Payment, plus all such interest thereon, is paid in full.

Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under this Section 5(d).  Notwithstanding anything to the contrary, the rights and privileges provided in this Section 5(d) shall not be triggered by the Wintrust Merger.

6.                                Conversion.

(a)                           Reserved.  ~~Series C Preferred Stock.  Each share of Series E Preferred Stock shall be convertible at any time into one share of Series C Preferred Stock in the manner set forth in Section 6(c); provided no such conversion may result in a Holder, together with all BHC Affiliates of the Holder, owning or controlling in the aggregate more than a 4.99% Voting Ownership Interest, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such Holder and its BHC Affiliates of Voting Securities of the Company.~~

(b)                           Common Stock.  Immediately prior to the time at which the Wintrust Merger becomes effective, and without regard to the Conversion Mechanics described in Section 6(c), each share of Series E Preferred Stock then outstanding shall automatically convert, without any action on the part of the Holder, into 100 shares of Common Stock, which is the number of shares of Common Stock equal to the then applicable Conversion Rate.  ~~Each share of Series E Preferred Stock shall be convertible into Common Stock only (i) simultaneously with the closing of a transfer to a transferee of such Series E Preferred Stock pursuant to a Permitted Transfer (an “Eligible Transferee”) and (ii) at the sole discretion of the Eligible Transferee into a number of shares of Common Stock equal to the then applicable Conversion Rate in the manner set forth in Section 6(c) upon written notice from the Eligible Transferee.  The number of shares of Common Stock into which a share of Series C Preferred Stock shall be convertible shall be determined by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series E Preferred Stock) by (ii) the then Conversion Price (subject to the conversion procedures set forth below in Section 6(c)).~~.

(c)                            Conversion Mechanics.

(i)                                     (A) An Eligible Transferee may elect to convert any or all of such Eligible Transferee’s shares of Series E Preferred Stock acquired pursuant to a Permitted Transfer into Common Stock into a number of shares of Common Stock equal to the then applicable Conversion Rate and (B) a Holder may elect to convert any or all of such Holder’s eligible shares of Series E Preferred Stock in shares of Series C Preferred Stock pursuant to Section 6(a), in each case at any time in whole or from time to time in part, as and when provided in Section 6 upon written notice delivered to the Company (at the registered office of the Company or at any office of any agent or agents of the Company, as may be designated by the Board of Directors, who shall provide prompt notice of such designation to the Holders in accordance with Section 13, specifying the number of shares of Series E Preferred Stock such  Eligible Transferee or Holder is electing to convert (“Conversion Notice”), accompanied by the duly endorsed certificate or certificates evidencing outstanding shares of Series E Preferred Stock (“Certificate(s)” and together with the Conversion Notice, the “Conversion Documents”).  The conversion date for such conversion shall be the date on which the Company actually receives the Conversion Documents

(but in no event later than the date upon which delivery of the Conversion Documents would be deemed pursuant to Section 13) (the “Conversion Date”) and the Person entitled to receive the shares of Common Stock or Series C Preferred Stock, as applicable, issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock or Series C Preferred Stock on the Conversion Date.

(ii)                                  Upon receipt by the Company of the Conversion Documents, the Company shall, as soon as practicable, but in any event within one Trading Day thereafter, send, via facsimile or email, a confirmation of receipt and copies of such Conversion Documents to such Eligible Transferee or Holder and to the transfer agent, which confirmation shall constitute an instruction to the transfer agent to process such Conversion Notice in accordance with the terms herein and as soon as practicable following the Conversion Date (and in any event within three Trading Days thereafter (the “Share Delivery Date”) and (A) provided the transfer agent is participating in the The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which such Eligible Transferee or Holder shall be entitled to such Eligible Transferee’s or Holder’s or their respective designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the transfer agent is not participating in the DTC Fast Automated Securities Transfer Program or if such Eligible Transferee or Holder elected (in the Conversion Notice) to not have the shares of Common Stock or shares of Series C Preferred Stock credited to such Eligible Transferee’s or Holder’s balance account with DTC, issue and deliver, to the address as specified in the Conversion Notice, one or more certificates representing shares of Common Stock to which such Eligible Transferee or Holder shall be entitled.  In the event less than all of the shares of Series E Preferred Stock represented by a Certificate are being converted into Common Stock or Series C Preferred Stock by an Eligible Transferee or a Holder, as applicable, a new Certificate, of like tenor, at the Company’s sole cost and expense, shall be issued and delivered promptly (and in no event later than the Share Delivery Date) to such Eligible Transferee or Holder representing the number of such shares of Series E Preferred Stock that are not being converted.

(iii)                               From and after the Conversion Date, the shares of Series E Preferred Stock to be converted on such Conversion Date will no longer be deemed to be outstanding and all rights of the Eligible Transferee or Holder, as applicable, as Holder (except the right to receive the Common Stock or Series C Preferred Stock upon conversion) shall cease and terminate with respect to such shares; provided that a Holder shall be entitled to receive any Distributions that were declared prior to, but remain unpaid as of, the Conversion Date; provided further that in the event that a share of Series E Preferred Stock is not converted due to a default by the Company or because the Company is otherwise unable to issue the requisite shares of Common Stock or Series C Preferred Stock, such share of Series E Preferred Stock will remain outstanding and will be entitled to all of the rights as provided herein.

(iv)                              The Company acknowledges that a breach by it of its obligations under this Section 6(c) will cause irreparable harm to an Eligible Transferee and/or a Holder, as applicable.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 6(c) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 6(c), that an Eligible Transferee or a Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance, without the necessity of showing economic loss and without any bond or other security being required.

(d)                           No Impairment.  The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of Section 7 and this Section 6 and in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights of any Eligible Transferee and/or any Holder, as applicable, against impairment.

(e)                            Reservation of Shares Issuable Upon Conversion.  The Company will at all times reserve and keep available out of its authorized but unissued (i) Common Stock and (ii) Series C Preferred Stock, in each case solely for the purpose of effecting the conversion of the Series E Preferred Stock such number of shares of Common Stock and Series C Preferred Stock as will from time to time be sufficient to effect the conversion of all outstanding Series E Preferred Stock (the “Required Reserve Amount”).  If at any time while any shares of Series E Preferred Stock remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock and/or Series C Preferred Stock, as applicable, to satisfy its obligation to reserve for issuance upon conversion of the Series E Preferred Stock at least a number of shares of Common Stock and/or Series C Preferred Stock, as applicable, equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock and/or Series C Preferred Stock, as applicable, to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the shares of Series E Preferred Stock then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than 60 days after the occurrence of such Authorized Share Failure, the Company shall file a proxy statement for a special meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock and/or Series C Preferred Stock, as applicable.  In connection with such meeting, the Company shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and/or Series C Preferred Stock, as applicable, and to cause the Board of Directors to unanimously recommend to the stockholders that they approve such proposal.

(f)                             Cash Damages.  If by the Share Delivery Date, the Company shall fail to issue and deliver to an Eligible Transferee or a Holder, as applicable, (i) the number of shares of Common Stock or Series C Preferred Stock, as applicable, to which such Eligible Transferee or Holder is entitled hereunder upon such Eligible Transferee’s or Holder’s conversion of the Series E Preferred Stock or (ii) a new certificate representing the number of shares of Series E Preferred Stock that are not being converted, in addition to all other available remedies to which such Eligible Transferee or Holder may pursue hereunder and under the Transaction Documents, the Company shall pay additional damages to such Eligible Transferee or Holder on each Business Day after the Share Delivery Date that such conversion is not timely effected in an amount equal to 0.5% of the product of (A) the number of shares of Common Stock (in the case of a conversion into Common Stock) or the number of Common Stock issuable upon conversion of the shares of Series C Preferred Stock (in the case of a conversion into Series C Preferred Stock), as applicable, not issued to such Eligible Transferee or Holder by the Share Delivery Date and to which such Eligible Transferee or Holder is entitled (or in the case of failure to deliver a new certificate representing shares of Series E Preferred Stock not being converted, the number of shares of Common Stock issuable upon conversion of such shares of Series E Preferred Stock (assuming that a Permitted Transfer was made to an Eligible Transferee) that would be represented by such certificate as of the Share Delivery Date), multiplied by (B) the Closing Price of the Common Stock on the Share Delivery Date.  If the Company fails to pay the damages set forth in this Section 6(f) within five Business Days of the date incurred, then such payments shall bear interest at the rate of 1.5% per month (pro rated for partial months) until such payments are made.  Nothing herein shall limit an Eligible Transferee’s or a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver shares of Common Stock, Series C Preferred Stock and/or a certificate representing the remaining shares of Series E Preferred Stock, as applicable, upon conversion of the Series E Preferred Stock in accordance with the terms hereof.

7.                                Anti-Dilution Adjustments.

(a)                           Adjustments for Combinations or Divisions.

(i)                                     Series C Preferred Stock.  In the event that the Company at any time or from time to time shall effect a division of the Series C Preferred Stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in Series C Preferred Stock or in any right to acquire the Series C Preferred Stock) and a corresponding division is not made with respect to the Series E Preferred Stock, the number of shares of Series C Preferred Stock issuable on conversion of each share of Series E Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Series C Preferred Stock outstanding.  In the event the outstanding Series C Preferred Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of the Series C Preferred Stock and a corresponding combination or consolidation is not made with respect to the Series E Preferred Stock, the number of shares of Series C Preferred Stock issuable on conversion of each share of Series E Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Series C Preferred Stock outstanding.  Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)                                  Common Stock. In the event that the Company at any time or from time to time shall effect a division of the Common Stock into a greater number of shares (by stock split, reclassification or otherwise than by payment of distributions in Common Stock or in any right to acquire the Common Stock), the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series E Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  In the event the outstanding Common Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of the Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series E Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

(b)                           Adjustments for Reclassification and Reorganization.  If the Common Stock or Series C Preferred Stock, as applicable, issuable upon conversion of the Series E Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, consolidation, reclassification or otherwise (other than a division or combination of shares provided for in Section 7(a)), an Eligible Transferee’s or a Holder’s, as applicable, right to convert the Series E Preferred Stock then in effect shall, concurrently with the effectiveness of such transaction, be proportionately adjusted so that the Series E Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock or Series C Preferred Stock, as applicable, which such Eligible Transferee or Holder would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of such shares that would have been subject to receipt by such Eligible Transferee or Holder upon conversion of the Series E Preferred Stock into Common Stock or Series C Preferred Stock, as applicable, immediately before that change.

(c)                            Adjustment for Dividends and Distributions.

(i)                                     Common Stock.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a Distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(A)                               the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance on the close of business on such record date, and

(B)                               the denominator of which shall be (A) the total number of shares of Common Stock issued and outstanding immediately after prior to the time of such issuance on the close of business on such record date plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, however, if such record date shall have been fixed and such Distribution is not fully paid on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 7(c) as of the time of actual payment of such Distribution.

(ii)                                  Series C Preferred Stock.  In the event the Company at any time or from time to time shall make or issue, or fix a record date for the determination of holders of Series C Preferred Stock entitled to receive, a Distribution payable on the Series C Preferred Stock in additional shares of Series C Preferred Stock and a corresponding Distribution in shares of Series E Preferred Stock is not made with respect to the Series E Preferred Stock, then and in each such event the number of shares of Series C Preferred Stock issuable on conversion of each share of Series E Preferred Stock shall be increased in proportion to the increase in the aggregate number of shares of Series C Preferred Stock outstanding.

(d)                           Certificates as to Adjustments.  Upon the occurrence of each adjustment or readjustment pursuant to this Section 7, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than five Business Days thereafter,  compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each Holder and Eligible Transferee a certificate executed by the Company’s President and Chief Executive Officer (or other appropriate officer) setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, as promptly as reasonably practicable after the written request at any time of any Holder or Eligible Transferee (but in any event not later than five Business Days following such request), furnish or cause to be furnished to such Holder or Eligible Transferee a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number of shares of Common Stock, the number of shares of Series C Preferred Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series E Preferred Stock.

(e)                                  Notwithstanding anything to the contrary, the rights and privileges provided in this Section 7 shall not be triggered by the Wintrust Merger

8.                                Redemption.  Except as set forth in Section 5(d), the Series E Preferred Stock shall not be redeemable either at the Company’s option or at the option of the Holders at any time.  Notwithstanding the foregoing, the Company shall not be prohibited from repurchasing or otherwise acquiring shares of Series E Preferred Stock in voluntary transactions; provided that Company must offer to repurchase shares of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on a pro rata basis among the Holders, the holders of Series C Preferred Stock and the holders of Series D Preferred Stock.  Subject to Section 10, any shares of Series E Preferred Stock repurchased or otherwise acquired may be cancelled by the Company and thereafter be reissued as shares of any series of preferred stock of the Company.  The Company may not purchase, repurchase or redeem any Junior Securities (other than pursuant to equity incentive agreements with employees giving the Company the right to repurchase Junior Securities upon the termination of services at cost).

9.                                Voting Rights.  Holders of the Series E Preferred Stock shall not have any voting rights except as otherwise required by Section 10 or from time to time under applicable law.

10.                         Protective Provisions.  So long as any shares of Series E Preferred Stock are issued and outstanding, the Company will not (including by means of merger, consolidation or otherwise), without obtaining the approval (by vote or written consent) of the Holders of a majority of the issued and outstanding shares of Series E Preferred Stock, (a) issue additional amounts or classes of Senior Securities, (b) modify the terms of the Series E Preferred Stock so as to significantly and adversely affect its rights or preference, as reasonably determined by the Holders, (c) liquidate, dissolve or wind-up the business and affairs of the Company in any form of transaction, or consent to any of the foregoing, (d) pay dividends when preferred dividends on the

Series E Preferred Stock are in arrears or (e) take any other action which, under the laws of Maryland or any other applicable law, requires the prior approval (by vote or written consent) of the Series E Preferred Stock voting as a separate class.

11.                         Assumption.  Upon the occurrence of any Reorganization, the Company shall cause the Surviving Party to, and the Surviving Party shall, be substituted for the Company (so that from and after the date of such Reorganization, the provisions of these Articles Supplementary referring to the “Company” shall refer instead to such Surviving Party) and succeed to and assume all of the obligations, rights and powers of the Company under these Articles Supplementary with the same effect as if such Surviving Party had been named as the Company herein with respect to the shares of Series E Preferred Stock of any Holder who elects such assumption.  Upon consummation of such Reorganization, the Surviving Party shall deliver to each Holder that (a) did not elect to treat such Reorganization (if such Reorganization constitutes a Change in Control) as a Deemed Liquidation with respect to all such Holder’s shares of Series E Preferred Stock and (b) elected to have such Surviving Party succeed to the Company’s obligations hereunder, confirmation that there shall be issued upon conversion of the shares of Series E Preferred Stock at any time after the consummation of such Reorganization, in lieu of the shares of Common Stock and/or Series C Preferred Stock issuable upon the conversion of the shares of Series E Preferred Stock prior to such Reorganization, such shares of common stock or preferred stock (or their equivalent) of the Surviving Party, as adjusted to reflect the value of such Reorganization, in accordance with the provisions of these Articles Supplementary.  The provisions of this Section 11 shall apply similarly and equally to successive Reorganizations and shall be applied without regard to any limitations on the conversion of the shares of Series E Preferred Stock.

12.                         Taxes.

(a)                           If the Company believes that it is required to make a deduction or withholding for or on account of tax from a payment due to a Holder under these Articles Supplementary (or that there is a change in the rate or the basis of such deduction or withholding), the Company shall notify the affected Holders promptly and provide such Holders with a reasonable opportunity to provide any necessary information that may enable the Holders to avoid such deduction or withholding.

(b)                           The Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Common Stock or Series C Preferred Stock upon conversion or due upon the issuance of a new Certificate for any shares of Series E Preferred Stock not converted, except for any documentary, stamp or similar issue or transfer tax due because any shares of Common Stock, Series C Preferred Stock or Series E Preferred Stock are issued in a name other than the name of the converting Holder.

13.                               Notices.  Any notice required by the provisions hereof to be given must be made in writing and will be deemed delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one Business Day after deposit with an overnight courier service or (iv) five days after being sent by certified or registered mail, in each case properly addressed to the party to receive such notice.  Unless the Company otherwise provides the Holders notice thereof in accordance with this Section 13, the Company’s address for notices hereunder shall be 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

14.                         Record Holders.  To the fullest extent permitted by law, the Company will be entitled to recognize the Holder of record as the true and lawful owner thereof for all purposes and will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it will have express or other notice thereof.

15.                         No Preemptive Rights.  Except as otherwise set forth in any agreement with the Company, no share of Series E Preferred Stock has any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

16.                         Other Rights.  The shares of Series E Preferred Stock have no rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or as provided by applicable law.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Company has caused these Amended and Restated Articles Supplementary to be duly executed on its behalf by its President and Chief Executive Officer and attested by its Corporate Secretary on this                          day of                                           .

Donald H. Wilson
President and Chief Executive Officer

Christopher P. Barton
Corporate Secretary

Annex E

Dissenters’ Rights Statute - Maryland General Corporation Law

CORPORATIONS AND ASSOCIATIONS
TITLE 3.  CORPORATIONS IN GENERAL — EXTRAORDINARY ACTIONS
SUBTITLE 2.  RIGHTS OF OBJECTING STOCKHOLDERS

§ 3-201. Definitions.

(a) In general. — In this subtitle the following words have the meanings indicated.

(b) Affiliate. — “Affiliate” has the meaning stated in § 3-601 of this title.

(c) Associate. — “Associate” has the meaning stated in § 3-601 of this title.

(d) Beneficial owner. — “Beneficial owner”, when used with respect to any voting stock, means a person that:

(1) Individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly;

(2) Individually or with any of its affiliates or associates, has:

(i) The right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or

(ii) Except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or

(3) Except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.

(e) Executive officer. — “Executive officer” means a corporation’s president, any vice president in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other person who performs a policy making function for the corporation, or any executive officer of a subsidiary of the corporation who performs a policy making function for the corporation.

(f) Successor. —

(1) “Successor”, except when used with respect to a share exchange, includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(2) “Successor”, when used with respect to a share exchange, means the corporation the stock of which was acquired in the share exchange.

(g) Voting stock. — “Voting stock” has the meaning stated in § 3-601 of this title.

§ 3-202. Right to fair value of stock.

(a) General rule. — Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder’s stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation;

(5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title; or

(6) The corporation is converted in accordance with § 3-901 of this title.

(b) Basis of fair value. —

(1) Fair value is determined as of the close of business:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the day notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

(c) When right to fair value does not apply. — Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:

(1) Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the date notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled, other than solely because of § 3-106 or § 3-106.1 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

(d) Merger, consolidation, or share exchange. — With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder’s stock if:

(1) In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:

(i) Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;

(ii) Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or

(iii) Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;

(2) The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5 percent or more of the outstanding voting stock of the corporation at any time within the 1-year period ending on:

(i) The day the stockholders voted on the transaction objected to; or

(ii) With respect to a merger under § 3-106 or § 3-106.1 of this title, the effective date of the merger; and

(3) Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the 1-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.

(e) Beneficial owners. — If directors or executive officers of the corporation are beneficial owners of stock in accordance with § 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.

§ 3-203. Procedure by stockholder.

(a) Specific duties. — A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, within 30 days after notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

(2) May not vote in favor of the transaction; and

(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

(b) Failure to comply with section. — A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand on dividend and other rights.

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand.

A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights.

(a) When rights restored. — The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) Effect of restoration. — The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Notice and offer to stockholders.

(a) Duty of successor. —

(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) Manner of sending notice. — The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors.

(a) Petition for appraisal. — Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b) Consolidation of suits; joinder of objectors. —

(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate.

(a) Submission of certificate. — At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) Transfer of stock bearing notation. — If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value.

(a) Court to appoint appraisers. — If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Report of appraisers — Filing. — Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) Report of appraisers — Contents. — The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d) Report of appraisers — Service; objection. —

(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers’ report.

(a) Order of court. — The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b) Procedure after order. —

(1) If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers’ report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c) Judgment includes interest. —

(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(d) Costs of proceedings. —

(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(2) Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:

(i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or

(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) Effect of judgment. — The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

§ 3-212. Surrender of stock.

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock.

(a) General rule. — A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

(b) Successor in transfer of assets. — After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Successor in consolidation, merger, or share exchange. — Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

Annex F

March 2, 2015

Board of Directors

Community Financial Shares, Inc.

357 Roosevelt Road

Glen Ellyn, IL 60137

Members of the Board:

We understand that Community Financial Shares, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger to be dated March 2, 2015 (the “Agreement”) with Wintrust Financial Corporation (“Wintrust”) and Wintrust Merger Sub LLC, a wholly owned subsidiary of Wintrust (the “Merger Sub”), pursuant to which, among other things, the Company will merge with and into the Merger Sub (the “Merger”).  As set forth in the Agreement, each outstanding share of each class of Company Preferred Stock will be converted into shares of Company Common Stock, and thereafter, each outstanding share of Company Common Stock will be converted into the right to receive, subject to the adjustment pursuant to Section 6.10(b) of the Agreement, the Per Share Merger Consideration consisting of (a) an amount in cash equal to the Per Share Cash Consideration, plus (b) a number of shares of Wintrust Common Stock equal to the Per Share Stock Consideration determined in accordance with the Agreement. You have advised us that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. The terms and conditions of the Merger are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock and the holders of shares of each class of Company Preferred Stock of the Per Share Merger Consideration to be paid to each such holder in the proposed Merger.

In connection with preparing our opinion, we have reviewed, among other things:

(i)                                   the Agreement;

(ii)                                certain financial statements and other historical financial and business information about the Company and Wintrust made available to us from published sources and/or from the internal records of the Company that we deemed relevant;

(iii)                             certain documents related to the issuances of each class of Company Preferred Stock

(iv)                            internal financial projections for the Company for the years ending December 31, 2015, December 31, 2016 and December 31, 2017 as provided by senior management of the Company and estimated earnings for the years thereafter, in each case as discussed with senior management of the Company;

(v)                               certain publicly available analyst earnings estimates for Wintrust for the years ending December 31, 2015 and December 31, 2016 and the long-term growth rate thereof estimated by analysts for the years thereafter;

(vi)                            the current market environment generally and the banking environment in particular;

(vii)                         the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

Investment Banking

30 North LaSalle Street, Suite 1600 • Chicago, IL 60602 • (312) 525-2777 • Fax (312) 525-2778

www.davidsoncompanies.com/ecm

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(viii)                      the market and trading characteristics of public companies and public bank holding companies in particular;

(ix)                            the pro forma financial impact of the Merger, taking into consideration the amounts and timing of the transaction costs and cost savings;

(x)                               the net present value of the Company with consideration of the projected financial results;

(xi)                            the net present value of the Company and Wintrust, on a pro forma basis with the pro forma financial impact of the Merger, with consideration of the projected financial results; and

(xii)                         such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Company and Wintrust concerning the business, financial condition, results of operations and prospects of the Company and Wintrust.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us.  We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness.  We have assumed that all holders of Company Preferred Stock will convert their shares into Company Common Stock and participate in the transaction as described in the first paragraph of this letter. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and we did not make an independent appraisal or analysis of the Company with respect to the Merger.  In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, and have not been provided with any reports of such physical inspections.  We have assumed that there has been no material change in the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither the Company nor Wintrust is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Merger) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Company, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and analyses will be realized in the amounts and at the times projected.  We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based.   We have relied on the assurances of management of the Company that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Wintrust or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or Wintrust.  We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and Wintrust are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.  We did not make an independent evaluation of the quality of the Company’s or Wintrust’s deposit base, nor have we

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independently evaluated potential deposit concentrations or the deposit composition of the Company or Wintrust.  We did not make an independent evaluation of the quality of the Company’s or Wintrust’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or Wintrust.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements (as qualified by any disclosure schedules in respect thereof) are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the contemplated benefits of the Merger.

We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis.  We express no opinion regarding the liquidation value of the Company or any other entity.

Our opinion is limited to the fairness, from a financial point of view, of the Per Share Merger Consideration to be paid to the holders of the Company Common Stock and the holders of the Company Preferred Stock in the proposed Merger.  We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Merger (including, without limitation, the form or structure of the Merger) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Merger, including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Merger.  Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons, relative to the Per Share Merger Consideration to be paid to the holders of the Company Common Stock and the holders of the Company Preferred Stock in the Merger, or with respect to the fairness of any such compensation. Our opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available.  In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We do not express any opinion as to the value of any asset of the Company whether at current market prices or in the future, or as to the price at which the Company or its assets could be sold in the future.  We also express no opinion as to the price at which Wintrust Common Stock will trade following announcement of the Merger or at any future time.

We have not evaluated the solvency or fair value of the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.  This opinion is not a solvency opinion and does not in any way address the solvency of Wintrust.  We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or Wintrust or the ability of the Company or Wintrust to pay their respective obligations when they come due.

We have not acted as the Company’s financial advisor in connection with the Merger and will not receive a fee for advisory services, but will receive a fee payable upon the rendering of this opinion.  In

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addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or Wintrust for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.  We may seek to provide investment banking or other financial services to the Company or Wintrust in the future for which we would expect to receive compensation.

Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or Wintrust.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with and for the purposes of its consideration of the Merger.  This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of the Company should vote or act with respect to the Merger or any matter relating thereto.

This opinion is for the information of the Board of Directors of the Company and shall not be disclosed, referred to or published (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any prospectus or proxy statement to be delivered to the stockholders of the Company in connection with the Merger or regulatory filing that the Company is required to make in connection with the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be paid to the holders of the Company Common Stock and the holders of shares of each class of Company Preferred Stock in the Merger is fair, from a financial point of view, to each such holder.

Very truly yours,

D.A. Davidson & Co.

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Annex G

FORM OF VOTING AGREEMENT

THIS AGREEMENT (“Agreement”) is made and entered into as of the          day of                   , 2015, by and between the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of COMMUNITY FINANCIAL SHARES, INC., a Maryland corporation (the “Company”), and WINTRUST FINANCIAL CORPORATION, an Illinois corporation (“Wintrust”).

WITNESSETH:

WHEREAS, the Company and Wintrust, together with Wintrust’s wholly owned subsidiary Wintrust Merger Sub LLC (“Merger Co.”), have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) (capitalized terms used but not defined in this Agreement shall have the meanings given them in the Merger Agreement);

WHEREAS, as a condition to Wintrust’s and Merger Co.’s willingness to enter into the Merger Agreement, and as an inducement and in consideration therefor, each of the Stockholders has agreed to execute and deliver this Agreement, solely in their capacities as stockholders of the Company; and

WHEREAS, each Stockholder owns and is entitled to vote the number of issued and outstanding shares of common or preferred stock of the Company (the “Company Stock”) set forth opposite such Stockholder’s name on Schedule 1 attached hereto and has agreed to vote such Stockholder’s Company Stock pursuant to the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the Stockholders and Wintrust hereby agree as follows:

Section 1.                                       Voting of Shares.  Each Stockholder hereby agrees that at any meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and in any action by written consent of the stockholders of the Company, such Stockholder shall appear or otherwise cause the Company Stock which such Stockholder owns and is entitled to vote to be counted as present for purposes of establishing a quorum at any such meeting of the stockholders of the Company, and shall vote the Company Stock which such Stockholder owns and is entitled to vote (a) in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (b) in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if requested by Wintrust or Merger Co., (c) against any action, proposal, transaction or agreement which would result in a breach of any term of, or any other obligation of the Company under, the Merger Agreement, (d) against any action or agreement which would impede, interfere with, prevent or attempt to discourage the transactions contemplated by the Merger Agreement, including, but not limited to, any other extraordinary corporate transaction, including, but not limited to, a merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company, the Bank or the Bank Subsidiary and any Person (other than Wintrust, Merger Co. or their respective affiliates), or any other proposal of any Person (other than Wintrust, Merger Co. or their respective affiliates) to acquire the Company, the Bank, the Bank Subsidiary or all or substantially all of the respective assets thereof, (e) against any Company Takeover Proposal, and (f) in favor or any other matter necessary for consummation of the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall prevent, limit or affect any actions or omissions taken by a Stockholder who may also serve as a director and/or officer of the Company in the course of discharging his or her fiduciary duties to the Company in his or her capacity as a director and/or officer, and no such actions or omissions shall be deemed to be a breach of this Agreement.  Each Stockholder agrees that the Company shall be authorized to include in any proxy or material transmitted to stockholders of the Company or filed with the Commission or any other Governmental Authority or any press release or other document that Wintrust or Merger Co. reasonably determines to be necessary in connection with the transactions contemplated by the Merger Agreement, such Stockholder’s identity and ownership of Company Stock, a statement to the effect that the Stockholder is a party to this Agreement and has committed to vote in favor of the transactions contemplated by the Merger Agreement (the “Stockholder Information”).  Each of the Stockholders agrees to promptly give Wintrust any Stockholder Information it may reasonably require for the preparation of any such documents, and each of the Stockholders agrees to promptly notify Wintrust of any required corrections with respect to any written Stockholder Information supplied by it specifically for use in any such document, if and to the extent that the Stockholder shall become aware that any Stockholder Information shall have become false or misleading in any material respect.

Section 2.                                       Term of Agreement.  This Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement in accordance with its terms, which includes termination of the Merger Agreement by the Company pursuant to Section 9.2(f) of the Merger Agreement.  Nothing in this Section 2 shall relieve any party for liability for breach of this Agreement.

Section 3.                                       Covenants of Stockholders.  Each Stockholder agrees not to: except to the extent contained in this Agreement, transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend, distribution, or otherwise) of, or enter into any derivative arrangement with respect to (each, a “Transfer”), any or all of such Stockholder’s Company Stock or any right or interest therein (or consent to any of the foregoing); enter into any contract or agreement with respect to any Transfer of any or all of such Stockholder’s Company Stock or any right or interest therein; grant any proxies, deposit any Company Stock into a voting trust or enter into a voting agreement, in each case with respect to any Company Stock; create or permit to exist any Encumbrance on any or all of such Stockholder’s Company Stock; take or permit any other action that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect; or without the prior written approval of Wintrust, directly or indirectly, solicit, initiate, encourage or facilitate any Company Takeover Proposal or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any Person concerning any Company Takeover Proposal, or furnish any information to any Person proposing or seeking an Company Takeover Proposal.  Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Wintrust of the number of any new

Company Stock acquired by such Stockholder, if any, after the date hereof.  Any such Company Stock shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.  Notwithstanding anything contained in this Agreement to the contrary, at any time prior to the Closing, each Stockholder shall be permitted to Transfer ownership and voting rights of up to an aggregate of two percent (2%) of such Stockholder’s Company Stock listed as owned on Schedule 1 to a family member of such Stockholder without obtaining Wintrust’s prior consent or approval of such transfer; provided, however, that prior to any such Transfer, such Stockholder shall cause such family member to agree to be bound by the terms and conditions of this Agreement and to execute a joinder to this Agreement.  For purposes of the preceding sentence, “family member” shall mean any child, step-child, grandchild, parent, step-parent, grandparent, spouse, sibling, nephew, niece, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and shall include adoptive relationships.

Section 4.                                       No Exercise of Dissenters’ Rights; Actions.   Each of the Stockholders (a) waives and agrees not to demand appraisal of such Stockholder’s Company Stock pursuant to the Maryland Act and (b) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Wintrust, Merger Co., the Company or any of their respective representatives (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into, the Merger Agreement.

Section 5.                                       Representations and Warranties of Stockholders.  Each Stockholder represents and warrants to Wintrust as follows:  (a) such Stockholder owns, and is entitled to vote in accordance with such Stockholder’s commitments under this Agreement, the number of Company Stock set forth opposite his or her name on Schedule 1 hereto, and does not own or have any right to acquire any Company Stock not listed on Schedule 1; (b) such Stockholder has the right, power and authority to execute, deliver and perform under this Agreement; such execution, delivery and performance will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which such Stockholder is a party or is subject; and this Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding agreement of such Stockholder, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity; (c) such Stockholder’s Company Stock listed as owned on Schedule 1 hereto are now and will remain owned by such Stockholder, free and clear of all voting trusts, voting agreements, proxies, liens, claims, liabilities, security interests, marital property rights or any other encumbrances whatsoever (other than (i) pledges for loans entered into in the ordinary course and (ii) rights of Wintrust and encumbrances respecting such Company Stock created pursuant to this Agreement or the Merger Agreement); (d) other than set forth on Schedule 1 to this Agreement and in the Merger Agreement, there are no outstanding options, warrants or rights to purchase or acquire, or agreements related to, such Stockholder’s Company Stock; (e) there are no claims, actions, suits or proceedings pending or, to the knowledge of such Stockholder, threatened or contemplated against or affecting such Stockholder, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or formal supervisory agreement of any kind in existence against or restraining such Stockholder from taking any action of any kind in connection with their respective properties or assets (including such Stockholder’s Company Stock) that would reasonably be expected to prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement or the Merger Agreement or otherwise adversely impact such Stockholder’s ability to perform its obligations hereunder in any material respect; and (f) such Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of such Stockholder’s own choosing, and such Stockholder understands and acknowledges that Wintrust and Merger Co. are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

Section 6.                                       Representations and Warranties of Wintrust.  Wintrust has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which Wintrust is a party or is subject; and this Agreement has been duly executed and delivered by Wintrust and constitutes a legal, valid and binding agreement of Wintrust, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

Section 7.                                       Transferability.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Wintrust may assign this Agreement to a direct or indirect wholly-owned subsidiary or affiliate of Wintrust, provided that no such assignment shall relieve Wintrust of its obligations hereunder.

Section 8.                                       Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed by any of the Stockholders in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that Wintrust shall (without any requirement for the posting of any bond) be entitled to injunctive relief to prevent breaches of this Agreement by the Stockholders and to enforce specifically the terms and provisions hereof in addition to any other remedy to which Wintrust is entitled at law or in equity.

Section 9.                                       Further Assurances.  Each Stockholder agrees to execute and deliver all such further documents and instruments and take all such further action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.

Section 10.                                   Entire Agreement and Amendment.  (a) Except for the Merger Agreement and its ancillary agreements and instruments, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.  The parties acknowledge and agree that the covenants and agreements of each Stockholder made herein are for the benefit of Wintrust, and at any time Wintrust may (without the consent of any Stockholder) (i) extend the time for the performance of any of the obligations or other acts of any Stockholder, (ii) waive any inaccuracies in any Stockholder’s representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of a Stockholder’s agreements or conditions contained in this Agreement. Any agreement by Wintrust to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Wintrust. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Each Stockholder agrees that Wintrust may, in its sole discretion, exercise its rights against some, but not all, Stockholders. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such party.

(b)                                      This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 11.                                        Notices.  Each notice, demand or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been properly given when delivered personally at the address set forth herein for Wintrust or the address on Schedule 1 for a Stockholder, when sent by facsimile or other electronic transmission to the respective facsimile transmission numbers of a party with telephone confirmation of receipt, or the day after sending by recognized overnight courier or if by the United States registered or certified mail, return receipt requested, postage prepaid two days after deposit therein.

Section 12.                                   General Provisions.  This Agreement shall be governed by the laws of the State of Illinois, without giving effect to the conflicts of laws principles thereof, except to the extent that the Maryland General Corporation Law is mandatorily applicable to the transaction pursuant to the Merger Agreement. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Illinois state court located in Chicago, Illinois or any Federal court located in Chicago, Illinois (or any court with appellate jurisdiction therefrom) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Illinois state court located in Chicago, Illinois or any Federal court sitting in the State of Illinois and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the transactions contemplated hereby. This Agreement may be executed in counterparts, each of which shall be deemed to be an original.  Headings are for convenience only and shall not affect the meaning of this Agreement.  Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The rights and remedies of any person under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, successors and assigns. In any action, suit or other proceeding relating to this Agreement or the enforcement of any provision of this Agreement, the prevailing party in such action, suit or other proceeding shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which such prevailing party may be entitled) from the non-prevailing party or parties.

Section 13. Legal Counsel. Each Stockholder acknowledges that he, she or it has been advised to, and has had the opportunity to consult with his, her or its personal attorney prior to entering into this Agreement. Each Stockholder further acknowledges that attorneys for the Company represent the Company and do not represent such Stockholder or any other stockholder of the Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

WINTRUST FINANCIAL CORPORATION, an Illinois Corporation:

By:

Its:

Address for Notices:		With a copy to
Wintrust Financial Corporation		Matthew G. Galo
9700 W. Higgins Road, Suite 800		Schiff Hardin LLP
Rosemont, Illinois 60018		233 S. Wacker Drive, Suite 6600
Attn:	Lisa J. Pattis	Chicago, Illinois 60606-6473
Executive Vice President and
General Counsel

STOCKHOLDERS(1):

(1)  In the event that any signatory is an individual, spousal consent may be required.

SCHEDULE 1

NAME, ADDRESS AND FACSIMILE NUMBER OF STOCKHOLDER	NUMBER OF COMPANY COMMON OR PREFERRED STOCK OWNED BY STOCKHOLDER	NUMBER OF COMPANY COMMON OR PREFERRED STOCK ISSUABLE UNDER OPTIONS HELD BY STOCKHOLDER

COMMON